082-02416


JOHNSON
ELECTRIC
innovating motion

Johnson Electric Holdings Limited

Annual Report 2009

3-31-09
AR/S


09046669

(Stock Code: 179)

JOHNSON ELECTRIC'S BRAND PROMISE

Johnson Electric is "The Safe Choice"

Johnson Electric has the scale and global footprint to support customers everywhere. We deliver products and services to the most exacting standards of quality and reliability, no matter what the industry segment. Whether it's the precision demanded by the medical industry, the reliability of the automotive industry, the durability of the industrial segment or the flexible logistics to support consumer products, Johnson Electric is organized to execute flawlessly.

Johnson Electric delivers competitive advantage

Johnson Electric creates differentiation and product innovation by collaborating with our customer's designers and engineers. The quality function of our systems and components is precisely aligned with the "job to be done" by the product and the end-user.

Johnson Electric is the most reliable partner

Johnson Electric deploys disciplined management processes at every stage of the product life cycle to ensure customer success. From product inquiry through to product creation and delivery, Johnson Electric has the systems in place to deliver our commitments on project timeliness, assurance of supply, and budget performance.

CORPORATE PROFILE

Johnson Electric is one of the world's largest providers of motion systems and components for automotive applications, domestic equipment, office equipment, industrial products, consumer products and medical devices.

Johnson Electric's goal is to build shareholder and customer value through the creation of innovative product solutions. The company's product offering consists of motion subsystems, motors, solenoids, microswitches, flexible printed circuits, infrastructure automation and machine control systems.

The Group's business strategy is to be the complete "product life cycle partner" for its existing customers and to acquire new customers through differentiated and compelling new products. The customer product life cycle starts with highly innovative new products and extends to mature high volume custom products.

Established 50 years ago, Johnson Electric now ships its products to more than 30 countries for use in hundreds of different product applications. The company's global operations can manufacture over one billion units and create hundreds of new product designs annually.

Johnson Electric's principal financial objective is to maximize long term cash flow by investing in product development for market segments that offer superior growth opportunities. Market segment selection is aligned with the Groups ability to leverage its substantial resources, competences and application specific expertise.

Johnson Electric is a global organization with over 30,000 employees and subcontract workers in 20 countries. Innovation and product design centers are located in Hong Kong, China, Switzerland, Germany, Italy, Israel, Japan and the USA.

The company has been listed on the Stock Exchange of Hong Kong since 1984, and has a sponsored American Depository Receipt (ADR) program in the USA through JP Morgan Chase Bank.

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

Executive Directors

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Richard Li-Chung Wang
Austin Jesse Wang

Non-Executive Directors

Yik-Chun Koo Wang
Honorary Chairman
Peter Kin-Chung Wang
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Oscar de Paula Bernardes Neto*
Laura May-Lung Cha *SBS, JP**
Michael John Enright*

* *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditor

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM 11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free :
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited : 179
Bloomberg : 179 : HK
Reuters : 0179.HK

SHAREHOLDERS' CALENDAR

Annual General Meeting

29th July 2009

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2009

	2009 US$M	2008 US$M	Percent increase/ (decrease)
Turnover	**1,828**	2,221	(18%)
EBITDA	**136**	279	(51%)
Profit for the year from continuing operations	**38**	138	(73%)
Loss from discontinued operations	**(31)**	–	–
Profit attributable to equity holders	**3**	131	(98%)
Capital expenditure	**65**	99	(34%)
Total equity	**998**	1,133	(12%)
Earnings per share (US cents)			
– From continuing operations	**0.92**	3.57	(74%)
– From discontinued operations	**(0.85)**	–	–

TURNOVER

A compound annual growth rate of 16.1 per cent.


US$M
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

A compound annual growth rate of -4.4 per cent.


US$M
160
140
120
100
80
60
40
20
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

SALES BY PRODUCT APPLICATION

For the year ended 31st March 2009

	2009 US$M	%	2008 US$M	%
Automotive Products Group ("APG")	**905**	**50%**	1,157	52%
Industry Products Group ("IPG")	**654**	**36%**	716	32%
Other Businesses	**269**	**14%**	348	16%
Total	**1,828**	**100%**	2,221	100%


APG
IPG
Other Businesses
2009
2008

SALES BY GEOGRAPHIC DESTINATION

For the year ended 31st March 2009

	2009 US$M	%	2008 US$M	%
Europe	**800**	**44%**	987	44%
Asia	**601**	**33%**	710	32%
America	**427**	**23%**	524	24%
Total	**1,828**	**100%**	2,221	100%


Europe
Asia
America
2009
2008

A MESSAGE FROM PATRICK WANG

TO OUR SHAREHOLDERS,

The 2009 financial year witnessed some of the most extraordinary and challenging operating conditions that Johnson Electric has faced in its fifty year history.

It was extraordinary in the sense that the first half of the year was characterized by buoyant demand in major markets and acute supply shortages and extremely high prices for key raw materials such as steel, yet over the course of the second half a global financial crisis triggered a collapse in consumer demand and a rapid decline in many commodity prices. It was especially challenging because almost all of the major markets and geographies in which Johnson Electric operates experienced sharp and almost simultaneous declines in demand that placed most global industrial manufacturing enterprises under severe pressure.

We believe the Group performed creditably under the unique circumstances in recording an essentially break-even result for the year as a whole and in maintaining a sufficiently sound balance sheet with which to navigate what are likely to be very difficult conditions in the year ahead.

SUMMARY OF 2008/09 RESULTS

- For the financial year ended 31st March 2009, total sales were US$1,828 million
- Operating cash flow from continuing operations amounted to US$260 million
- Operating profit from continuing operations, after restructuring costs and asset impairment charges of US$19 million, amounted to US$47 million
- Losses from discontinued operations amounted to US$31 million
- Net earnings attributable to shareholders, including losses incurred in discontinued operations, amounted to US$2.6 million or 0.07 US cents per share. Excluding losses from discontinued operations, earnings amounted to 0.92 US cents per share
- Net debt as a percentage of total equity was 23% compared to 26% a year earlier. At year end, the Group's cash and cash equivalent reserves amounted to US$302 million

DIVIDENDS

In view of the prevailing macro-economic conditions, the Board has determined that the business and its shareholders would be best served by retaining cash within the Company at the present time and therefore no dividend will be distributed for the 2008/09 financial year.

SALES AND DEMAND TRENDS

The 18% decrease in total sales to US$1.83 billion was largely due to the sharp contraction in demand in the second half of the year across virtually all of the major segments in which the Group operates. In addition, the Group's trading operations were scaled-back to adjust to the volatility in the commodity markets and some new trading ventures were discontinued entirely.

The Automotive Products Group (APG), the largest operating division, was hardest hit by the global economic downturn, which in the first quarter of calendar 2009 had resulted in new light vehicle production volumes in North America declining by over 50% year-on-year, and production volumes in Europe – partially cushioned by government incentives – declining by 36%. As a consequence, APG's sales for the 2008/09 financial year totaled US$905 million, a decline of US$252 million or 22% compared to the prior year.

Although the division has minimal direct sales to Chrysler and General Motors, the much publicized financial distress of these and other automotive OEMs has resulted in de-stocking, temporary production shutdowns, and plant closures that has had a detrimental effect on all participants in the automotive supply chain including Johnson Electric. Furthermore, it has generally been the larger-sized or higher-end luxury car models that experienced the sharpest declines in demand, and these models typically consume a higher number of Johnson Electric's motor and actuator products than small-sized or lower-end cars. The main positive development for APG during the year was its continued progress in gaining market share in China and other emerging markets. As a result, APG's sales to Asia increased by 2% compared to the prior year and now contribute 18% of the division's sales.

The Industry Products Group (IPG) recorded sales of US$654 million – a decrease of 9% or US$62 million compared to the prior year. While not as severe as the situation in the automotive sector, the major end-markets of IPG, including home appliances, power tools and business and industrial equipment, all weakened during the second half of the financial year as a result of depressed housing and construction markets, lower consumer expenditure, and reduced economic activity in general. In many segments, Johnson Electric in fact achieved market share gains due to the flexibility and responsiveness of our business model, new product introductions, and a trend on the part of some customers to direct more of their purchases towards larger, more financially stable players who offer greater reliability of supply in the current operating environment.

Other manufacturing businesses within the Group contributed a combined US$207 million to total sales. This represented a decrease of 5% compared to the previous financial year due to a reduction in sales by Parlex Corporation, the Group's flexible printed circuit board business, which was both impacted by the global economic downturn and its strategic exit of some unprofitable segments. Partly offsetting that sales decline was the positive sales performances of both Saia-Burgess Controls and China Autoparts, Inc.

Johnson Electric Trading, which includes motor-related sourcing and a specialty metals supply business, saw its revenues decline sharply by 53% to US$62 million due to the combination of reduced demand and the dramatic fall in commodity prices during the year. In addition, Green Vision Group, a new operation within the Trading segment focused on sourcing and supplying scrap metals, suffered due to the significant shifts in demand, supply and pricing over the period. Given the consequent unfavourable economics and risk profile of the business venture, the Green Vision operations were discontinued and its financial results are disclosed separately in the Group's financial statements under Discontinued Operations.

RESIZING AND RESHAPING THE BUSINESS FOR THE CHANGED OPERATING ENVIRONMENT

The unprecedented speed and severity by which sales contracted in the second half inevitably reduced profitability and, for several business units, resulted in operating losses in the latter months of the financial year.

Overall gross profit margins for the full year declined from 25% to 23% due largely to lower volumes and the ongoing high cost of raw materials which, despite spot prices falling significantly in the second half, remained a burden given the duration of supply contracts and forward hedged positions. However, the negative impact of the downturn on profit margins was minimized by rapid actions taken by management to cut variable costs and resize the operations to reflect the demands of the market. Direct labour headcount, for example, was reduced by approximately 8,000 or 29% in the six months between September 2008 and March 2009 – with the majority of that reduction occurring in the Group's manufacturing operations in China.

Similarly, the Group has instituted stringent measures to contain and reduce overheads wherever possible. Although the decline in sales revenue was too deep to prevent sales and administrative expenses increasing as a percentage of sales, in absolute dollar terms these expenses declined by US$16 million compared to the prior year. And in the second half of the financial year, the reduction in such expenses amounted to US$41 million or 22% compared to the same period a year earlier.

Given every indication that we are in the midst of a deep and long global recession, management has undertaken a review of its global manufacturing and sales footprint to assess where and how it can be resized and reshaped to meet the needs of our customers in a sustainable and profitable manner. As a result, the Group is in the process of implementing various restructuring initiatives globally and the costs, and ultimate benefits, can be expected to be felt across the course of Johnson Electric's operating and financial results over the next one to two years at least.

THE STRENGTH OF JOHNSON ELECTRIC

While the effective execution of the restructuring program is the top near-term priority, management is also conscious that it must simultaneously be looking further ahead.

No other company has the breadth of Johnson Electric's offering in motor and motion-related products which combined with our global physical footprint and unique fulfillment capabilities is a source of significant competitive advantage. And although the current environment is extraordinarily testing for industrial manufacturing businesses, it is those with a strong business model and real advantages that can look to the future with confidence. For example, despite the drastic decline in sales experienced in the second half of the year, the Company's flexible and comparatively low-capital intensive operations were able to generate healthy, positive cash flows.

We therefore are using the market difficulties caused by the economic crisis as an opportunity to accelerate several strategic initiatives that we have been formulating. These include leveraging our technology and cost base to design larger modules and sub-systems; and potentially to manufacture complete product solutions for our global branded goods customers. We will be investing in bringing motion products to market that offer significant benefits in terms of energy savings and reduced emissions. And we will be further building and deepening our presence in key emerging markets such as China and India, as well as looking to tap into the innovative technologies and designs that typically originate from more developed markets such as the United States.

Underpinning these strategies is Johnson Electric's traditionally strong focus on continuous improvements on the shop-floor and our relentless efforts to reduce waste. The onset of the economic crisis has highlighted the imperative to ensure that all parts of the Group around the world – particularly those acquired in the past few years – are fully aligned in terms of how we do business and how we make performance improvements. While we have made progress in generating operating synergies from our acquisitions over the years, we acknowledge that there is plenty more to do and more potential gains to be made.

CURRENT TRADING CONDITIONS AND OUTLOOK

With major multilateral agencies predicting that global output in 2009 will decline for the first time in 60 years, we are not optimistic that global economic activity will rebound rapidly.

Forecasting demand for 2009/10 remains difficult and, as a consequence, so is forecasting profitability. There are many factors outside our control and difficult to project. However, with the actions we are taking to address market, product, and innovation opportunities, we expect to see some improvement in sales compared to the second half of 2008/09 provided there are no new adverse developments in the markets we serve. With some increase in sales and with the impact of the many cost reduction initiatives and programs launched during the second half of 2008/09 which are now taking full effect, the Group should be able to return to profitability in the first half of 2009/10. Looking further ahead, based on the strength of Johnson Electric's market position and its distinct business model, we believe the Group remains as well placed as ever to prosper.

In more "normal" times, I would expect to highlight the 50th anniversary of Johnson Electric's founding as a company more prominently in this report and elsewhere. But since these are most definitely not normal times, I would observe simply that we as a company are very proud of our market success and growth over the past five decades – and that the basis for that success has been the hard work and determination of our employees to whom I will always be grateful.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 5th June 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES REVIEW

Total Group Sales for FY2009 were US$1,828.2 million, a decrease of US$392.6 million, or 18%, from US$2,220.8 million in the previous year. The strength of the Euro and other currencies against the US dollar compared to the previous year, contributed US$26.7 million to the Group's sales. Excluding this currency effect, the underlying Group sales decline was 19%.

Sales, reported geographically, are as follows:

Group	FY2009		FY2008		Change
US$ millions	Sales	%	Sales	%	%
Europe	800	44%	987	44%	-19%
Asia	601	33%	710	32%	-15%
Americas	427	23%	524	24%	-19%
Total	1,828	100%	2,221	100%	-18%

Note: In presenting information on the basis of geographic segments throughout this document, sales are attributed to the region from which the customer orders are originated.

First Half versus Second Half Sales

Sales in the second half of FY2009 were US$698.1 million, a decrease of US$432.0 million, or 38%, from US$1,130.1 million in the first half. Excluding the effect of the weakening Euro against the US dollar during the second half, the underlying sales decrease was US$390.2 million, or 35%. This sharp sales decrease in the second half was primarily due to the downturn in the global economy.


Group Sales (US$ millions)
1st H
2nd H
516
284
368
233
246
181
1,130
698
Europe
Asia
Americas
Total

SALES ANALYSIS

We manage the Group's activities in two segments: Manufacturing and Trading. Group Sales for the year can be analyzed as follows:

Group Sales Analysis	FY2009		FY2008		Increase/(decrease)	
US$ millions	Sales	%	Sales	%		%
MANUFACTURING SEGMENT	**1,766**	**97%**	**2,090**	**94%**	**(324)**	**-15%**
AUTOMOTIVE PRODUCTS GROUP (APG)	**905**	**50%**	**1,157**	**52%**	**(252)**	**-22%**
- MOTORS	630	35%	811	37%	(181)	-22%
Body Climate	*76*	*4%*	*105*	*5%*	*(29)*	*-28%*
Body Instruments	*134*	*8%*	*169*	*8%*	*(35)*	*-21%*
Powertrain Cooling	*340*	*19%*	*428*	*19%*	*(88)*	*-21%*
Powertrain Management	*58*	*3%*	*67*	*3%*	*(9)*	*-13%*
Chassis Braking	*22*	*1%*	*42*	*2%*	*(20)*	*-48%*
- MOTION AND ACTUATION SYSTEMS	275	15%	346	15%	(71)	-21%
INDUSTRY PRODUCTS GROUP (IPG)	**654**	**36%**	**716**	**32%**	**(62)**	**-9%**
- MOTORS	478	26%	525	23%	(47)	-9%
Home Appliances	*179*	*10%*	*196*	*9%*	*(17)*	*-9%*
Power Tools	*122*	*6%*	*141*	*6%*	*(19)*	*-13%*
Business & Lifestyle	*177*	*10%*	*188*	*8%*	*(11)*	*-6%*
- MOTION AND ACTUATION SYSTEMS	176	10%	191	9%	(15)	-8%
OTHER MANUFACTURING BUSINESSES	**207**	**11%**	**217**	**10%**	**(10)**	**-5%**
TRADING SEGMENT	**62**	**3%**	**131**	**6%**	**(69)**	**-53%**
TOTAL SALES	**1,828**	**100%**	**2,221**	**100%**	**(393)**	**-18%**

As economic conditions gradually improve in FY2010, we expect our sales to begin to recover from what have been relatively low levels in the second half of FY2009. Along with this market recovery, we plan to introduce new products, further strengthen our relationship with existing customers, and expand our presence in developing markets. We believe that these actions will facilitate growth in sales revenue in the FY2010 as compared to the annualized rate of sales of the second half of FY2009.

MANUFACTURING SEGMENT

Operations in the Manufacturing segment share many common features relating to technology, manufacturing processes, supply chain management, brand and channel management, and business model structure. This creates opportunities for synergy in many areas including revenue growth through leveraging the strength of the Company's technology, and cost reduction through the sharing of resources.

The Manufacturing segment is sub-divided into three divisions which focus on specific customer needs and technologies in defined markets: Automotive Products Group, Industry Products Group and Other Manufacturing Businesses.

In the sales commentaries below, references to currency effects relate to the impact on sales expressed in US dollars when sales in other currencies are translated at different rates in FY2009 as compared to the previous year. However, the Company also has costs denominated in currencies other than US dollars, and the impact of these currency effects on the manufacturing cost base and on Selling and Administrative costs is referred to in the Financial Results commentary on pages 25 to 31.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG sales in FY2009 were US$905.2 million, a decrease of US$251.8 million, or 22%, from US$1,157.0 million in the previous year. Changes in currency exchange rates in FY2009, primarily the strengthening of the Euro against the US dollar, contributed US$17.5 million to sales. Excluding these currency effects, underlying sales declined by 23%. APG sales represented 50% of the total turnover of the Group.

Sales, reported geographically, are as follows:

APG	FY2009		FY2008		Change
US$ millions	Sales	%	**Sales**	**%**	%
Europe	537	59%	**709**	**61%**	-24%
Asia	160	18%	**157**	**14%**	2%
Americas	208	23%	**291**	**25%**	-29%
Total	905	100%	**1,157**	**100%**	-22%

First Half versus Second Half Sales

A comparison of sales between the first and second half of FY2009 is shown below:


APG Sales (US$ millions)
1st H
2nd H
366
171
91
69
125
83
582
323
Europe
Asia
Americas
Total

Sales for APG for the first half of FY2009 declined by 5% over the same period in the previous year when compared on a constant currency basis. Sales in the first half were still strong in Asia and flat in Europe, but in North America sales declined as the downturn in that market started to impact customer demand.

Sales in the second half of US$322.8 million declined by US$259.6 million, or 45%, from sales of US$582.4 million in the first half. Sales were impacted by currency changes, notably the fall in the value of the Euro against the dollar. Excluding the Euro currency effect of US$28.9 million, sales declined in the second half over the first half by 40%.

In all regions, sales in the second half were lower than in the first half. European sales reduced by US$195.1 million (53%), Asian sales by US$21.7 million (24%) and Americas sales by US$42.4 million (34%).

The significant drop in demand for new automobiles, which began with higher fuel consumption vehicles in North America in the first half of FY2009 quickly spread to other vehicles in North America, Europe, and Japan during the second half of FY2009. This contraction in demand led to a large number of temporary shut-downs of vehicle assembly facilities in December 2008 and January 2009 as well as a slowdown in the introduction of new vehicle platforms. The resulting reduction in end user demand led component and sub assembly suppliers to rapidly rationalize global automotive supply chain inventories thus adversely impacting our sales in the second half of FY2009. This decline in demand coincided with a fall in the value of the Euro against the dollar.

While there was growth in the China and certain South Asian markets during the year, other key developing markets including Brazil showed sharp declines in the second half.

A comparison of sales between the first and the second half of FY2009, analyzed by business, is shown below:


APG Sales by Business (US$ millions)
1st H
2nd H
44
32
91
42
218
122
39
19
14
8
176
99
Body Climate
Body Instruments
Powertrain Cooling
Powertrain Management
Chassis Braking
Motion & Actuation Systems
Motors

Sales are expected to increase from the levels experienced in the second half of FY2009 as the markets recover and as products are developed for the BRIC and other new markets.

APG also plans to launch products that meet global requirements for higher power to weight ratios, improved fuel efficiency and increasingly stringent safety and environmental regulations.

Motors

Global sales for APG motors in FY2009 were US$629.9 million, a decrease of US$180.6 million, or 22%, from US$810.5 million in the previous year. Changes in currency exchange rates in the year contributed US$12.9 million to sales compared to the previous year. Excluding these currency effects, underlying sales declined by 24%.

Sales analysis for APG motors business units is as follows:

Body Climate

Global sales of products for body climate applications, including motors for window lifts, power seat adjustment and power lift gates, were US$76.1 million in FY2009, a decrease of US$28.5 million, or 27%, from US$104.6 million in the previous year. The effect of currency exchange rates was negligible.

While we increased our focus on passenger vehicle markets, sales growth in this segment did not fully compensate for the effect of lower large sport utility vehicle and pick-up truck sales. We continue to focus on the markets' requirement for lighter products with equivalent power and to develop strategic relationships in the developing BRIC markets.

Sales in Europe were US$24.2 million in FY2009, a decrease of US$10.0 million, or 29%, from US$34.2 million in the previous year. Excluding currency effects, underlying sales declined by 31%. In Europe, the second half of FY2009 saw significant reductions due to a rapid decline in window lift demand.

Sales in Asia were US$12.4 million in FY2009, an increase of US$2.7 million or 28% over US$9.7 million in the previous year. The effect of currency exchange rates was negligible. Sales of window lift products in Asia, especially China, Korea and the Middle-East grew primarily as a result of initiatives in the previous year which led to new product launches and improved market penetration in FY2009.

Sales in the Americas were US$39.5 million in FY2009, a decrease of US$21.2 million, or 35%, from US$60.7 million in the previous year. In North America, sales of seat products declined significantly as a result of the downturn in the pick-up truck and large sports utility vehicle markets. This downturn started in the first half of FY2009 and accelerated during the second half.

Body Instrumentation

Global sales of products for body instrumentation applications, including motors for mirrors, headlamps, door locks, cinching latches and washer pumps were US$134.1 million in FY2009, a decrease of US$35.0 million, or 21%, from US$169.1 million in the previous year. Excluding currency effects, underlying sales declined by 22%. Sales volume grew in the first half of FY2009 but decreased in the second half primarily due to downturns in the American and European passenger car markets and the resultant supply chain rationalization.

Sales in Europe were US$81.1 million in FY2009, a decrease of US$26.7 million, or 25%, from US$107.8 million in the previous year. Excluding currency effects, underlying sales declined by 26%.

Sales in Asia were US$37.0 million in FY2009, a decrease of US$4.3 million, or 10%, from US$41.3 million in the previous year. Excluding currency effects, underlying sales declined by 12%. Asian sales fell due to lower exports by many of our customers and because of the softening of demand in Korea. These impacts more than offset growth in China. In Asia, the demand for body instrumentation products in the short-term is likely to be limited due to the current emphasis on vehicles with fewer features. However, we will seek to compensate for this by seizing opportunities to supply safety related products such as headlamp adjusters and steering applications.

Sales in the Americas were US$16.0 million in FY2009, a decrease of US$4.0 million, or 20%, from US$20.0 million in the previous year. Sales declined as a result of the general economic slowdown and its effect on vehicle sales.

Powertrain Cooling

Global sales of products for powertrain cooling applications, mainly comprising cooling fan modules and motors were US$339.6 million in FY2009, a decrease of US$88.4 million, or 21%, from US$428.0 million in the previous year. Excluding currency effects, underlying sales declined by 23%. Sales volume declined slightly in the first half of FY2009 before turning sharply down in the second half.

Sales in Europe were US$205.2 million in FY2009, a decrease of US$87.4 million, or 30%, from the US$292.6 million the previous year. Excluding currency effects, underlying sales declined by 31%. Sales in Europe declined due to the general economic slowdown and its effect on vehicle sales as well as the reducing demand from a number of end-of-life vehicle platforms and the phasing out of uncompetitive products.

Sales in Asia were US$77.7 million in FY2009, an increase of US$10.1 million, or 15%, over US$67.6 million in the previous year. Sales in Asia grew as a result of revenues gained from new product launches and increased penetration of after-market sales channels. Sales growth was also helped by the strengthening of the Chinese renminbi against the US dollar. Excluding currency effects, underlying sales increased by 6%.

Sales in the Americas were US$56.7 million in FY2009, a decrease of US$11.1 million, or 16%, from US$67.8 million in the previous year. These declines were due to the general economic slowdown in North America and some one-off after-market business, which was recorded in the previous year.

Powertrain Management

Global sales of products for powertrain management applications, including fuel and air pumps and engine air management systems, were US$58.4 million, a decrease of US$8.6 million in FY2009, or 13%, from US$67.0 million in the previous year. Excluding currency effects, underlying sales declined by 14%. As we drive to satisfy the rapidly growing market need for fuel efficiency and green initiatives the development of powertrain management products continues to be a key part of APG's strategy.

Sales in Europe were US$29.4 million in FY2009, a decrease of US$4.0 million, or 12%, from US$33.4 million in the previous year. Excluding currency effects, underlying sales declined by 13%. Sales declined as a result of supply chain rationalization as customers de-stocked, which more than offset increased revenues achieved through the launch of new products.

Sales in Asia were US$11.2 million in FY2009, a decrease of US$2.6 million, or 19%, from US$13.8 million in the previous year. Excluding currency effects, underlying sales declined by 22%. Sales declined in Asia overall as growth in China was more than offset by sharp reductions in Japan and Korea as those markets contracted.

Sales in the Americas were US$17.8 million in FY2009, a decrease of US$2.0 million, or 10%, from US$19.8 million in the previous year. The benefit of new product introductions was more than offset by North America sales declines in FY2009, especially in the second half, as the passenger car market declined. In contrast, sales in South America grew significantly over the previous year due to some customers migrating from higher cost North American locations to South American locations.

Chassis Braking

Global sales of products for chassis braking applications, including products for braking systems and transmission actuation, were US$21.6 million in FY2009, a decrease of US$19.9 million, or 48%, from US$41.5 million in the previous year. We continue to focus on developing the next generation of products for improving fuel efficiency through enhanced transmission applications which include automatic manual transmissions and dual clutch transmissions as well as increasing safety through improvised antilock braking systems.

Sales in Europe were US$6.7 million in FY2009, a decrease of US$1.6 million, or 19%, from US$8.3 million in the previous year. Excluding currency effects, underlying sales declined by 20%. Sales were impacted by the general economic slowdown in the second half of the year.

Sales in Asia were US$2.2 million in FY2009, a decrease of US$2.9 million, or 57%, from US$5.1 million in the previous year. The impact of changes in currency exchange rates in the year was negligible. Sales in Asia declined throughout the year as the phase out of uncompetitive products was completed.

Sales in the Americas were US12.7 million in FY2009, a decrease of US$15.4 million, or 55%, from US$28.1 million in the previous year. As with body climate products, North American sales of these products were heavily impacted by the decline in demand for heavy trucks and large sports utility vehicles which started in the first half of FY2009 and then accelerated in the second half.

Motion and Actuation Systems

Motion and actuation systems comprise actuation systems for climate control, headlamp adjustment and mirror control as well as switches, sensors and solenoids. Global sales were US$275.3 million in FY2009, a decrease of US$71.1 million, or 21%, from US$346.4 million in the previous year. Excluding currency effects, underlying sales declined by 22%.

Sales analysis for APG motion and actuation systems business units is as follows:

Actuation Systems

Global sales of actuation systems were US$202.9 million in FY2009, a decrease of US$47.2 million, or 19%, from US$250.1 million in the previous year. Excluding currency effects, underlying sales declined by 20%. APG has a significant share of the market for actuation systems for air conditioning and headlight applications, and we expect the development of new applications and actuators will provide significant growth opportunities.

Sales in Europe were US$144.5 million in FY2009, a decrease of US$25.3 million, or 15%, from US$169.8 million in the previous year. Excluding currency effects, underlying sales declined by 17%. Even with increased market penetration of stepper actuators in the first half of FY2009, full year sales declined due to the downturn of automotive sales. Sales were also reduced by changes in product mix as customers replaced older actuators with newer, lower priced products. This sales decline was also impacted by our strong presence in the mid-premium & luxury car market segments which have been disproportionately affected by the economic slowdown.

Sales in Asia were US$7.1 million in FY2009, a decrease of US$0.6 million, or 8%, from US$7.7 million in the previous year. Excluding currency effects, underlying sales declined by 10%. While we experienced declines on a currently low base in Asia, China continues to be a key target market for future growth. Recent government regulations mandating headlamp actuation systems have increased potential in this segment.

Sales in the Americas were US$51.3 million in FY2009, a decrease of US$21.3 million, or 29%, from US$72.6 million in the previous year. Sales decreased due to the overall market downturn and weakness in the heavy truck segment.

Switches, Sensors, and Solenoids

Global sales of switches, sensors, and solenoids were US$72.4 million in FY2009, a decrease of US$23.9 million, or 25%, from US$96.3 million in the previous year. Excluding currency effects, underlying sales declined by 26%. Recent new project wins are set to deliver increased sales in the FY2010.

Sales in Europe were US$46.2 million in FY2009, a decrease of US$16.8 million, or 27%, from US$63.0 million in the previous year. Excluding currency effects, underlying sales declined by 28%. In addition to the market led declines, revenues also reduced due to the exit of non-core product lines.

Sales in Asia were US$12.3 million in FY2009, an increase of US$1.0 million, or 9%, over US$11.3 million in the previous year. Excluding currency effects, underlying sales increased by 8%. Sales in Asia were robust and increased, partly due to the successful launch of new subsystems in the previous year.

Sales in the Americas were US$13.9 million in FY2009, a decrease of US$8.1 million, or 37%, from US$22.0 million in the previous year. Sales in North America declined throughout the year due to the weakness of the heavy truck and large sports utility vehicle segments, though a number of new solenoid projects were launched towards the end of FY2009.

INDUSTRY PRODUCTS GROUP ("IPG")

IPG sales in FY2009 were US$654.2 million, a decrease of US$61.9 million, or 8.6%, from US$716.1 million in the previous year. Changes in currency exchange rates in FY2009, primarily the strengthening of the Euro and Japanese Yen against the US dollar, contributed US$5.4 million to sales. Excluding this currency effect, underlying sales declined by 9%. IPG sales represented 36% of the Group's total turnover in FY2009.

Sales, reported geographically, are as follows:

IPG	FY2009		**FY2008**		Change
US$ millions	Sales	%	**Sales**	**%**	%
Europe	182	28%	**192**	**27%**	-5%
Asia	308	47%	**343**	**48%**	-10%
Americas	164	25%	**181**	**25%**	-9%
Total	654	100%	**716**	**100%**	-9%

First Half versus Second Half Sales

A comparison of sales between the first and second half of FY2009 is shown below:


IPG Sales (US$ millions)
1st H
2nd H
106
76
192
116
83
81
381
273
Europe
Asia
Americas
Total

IPG sales of US$273.2 million in the second half of FY2009 represented a decline of US$107.8 million, or 28%, from sales of US$381.0 million in the first half. Sales were further impacted by currency changes, notably the fall in the value of the Euro against the dollar. Excluding the Euro currency effect of US$8.1 million, sales declined in the second half over the first by 26%.

A significant drop in demand in the second half of FY2009 due to the global economic slowdown occurred in Europe where sales declined by US$30.3 million (29%) and in Asia where sales declined by US$76.2 million (40%). In the Americas, however, sales fell by only US$1.3 million (2%). Sales were impacted by conservative buying behaviour for household and lifestyle products and by concern amongst consumers about job stability which increased their inclination to save.

A comparison of sales between the first half and the second half of FY2009, analyzed by business, is shown below:


IPG Sales by Business (US$ millions)
1st H
2nd H
108
71
62
60
111
66
100
76
Home Appliances
Power Tools
Business & Lifestyle
Motors
Motion & Actuaton Systems

Looking ahead, we expect some recovery in sales as confidence grows again and as markets recover, and as we increase market penetration and launch several new products.

Motors

Global sales for IPG Motors were US$477.9 million in FY2009, a decrease of US$46.9 million, or 9%, from US$524.9 million in the previous year. Changes in currency exchange rates in FY2009 contributed US$4.9 million to sales compared to the previous year. Excluding these currency effects, underlying sales declined by 10%.

Sales analysis for IPG motors business units is as follows:

Home Appliances

Global sales of products for home appliance applications, including products for floor care, food & beverage and home comfort, were US$179.3 million in FY2009, a decrease of US$17.1 million, or 9%, from US$196.4 million in the previous year. The business plans to grow revenue by focusing on niche markets for home applications and developing deeper relationships with existing customers.

Sales in Europe were US$43.6 million in FY2009, an increase of US$3.8 million, or 10%, over US$39.8 million in the previous year. Excluding currency effects, underlying sales increased by 8%. Sales increased mainly due to increased market share in the white goods and juice extractor segments as well as a successful entry into the deep fryer segment.

Sales in Asia were US$88.4 million in FY2009, a decrease of US$14.5 million, or 14%, from US$102.9 million in the previous year. Excluding currency effects, underlying sales declined by 14%. The sales decline occurred primarily in the second half of FY2009 as a result of the economic slowdown's impact on the export of floor care products assembled by our customers in China and other South Asian countries.

Sales in the Americas were US$47.3 million in FY2009, a decrease of US$6.4 million, or 12%, from US$53.7 million in the previous year. Lower levels of demand for floor care products such as brush roll, large vacuum cleaner and food & beverage applications contributed to the decline. These declines were partly offset by growth in the hand dryer and food waste disposal business.

Power Tools

Global sales of products for power tools applications, including products for power tools, garden and outdoor products, and starter applications, were US$121.7 million in FY2009, a decrease of US$19.2 million, or 14%, from US$140.9 million in the previous year. The impact of the economic slowdown on the housing and related markets was the principal cause of the sales decline. The sales growth strategy for FY2010 is built around new customer programs and a focus on niche markets.

Sales in Europe were US$6.5 million in FY2009, a decrease of US$0.8 million, or 11%, from the relatively low base of US$7.3 million in the previous year. The effect of currency exchange rates was negligible. Some of our products are sold to manufacturers of discretionary consumer items such as recreational products, and as some consumers curtailed their expenditure on these items the demand for our products was adversely affected.

Sales in Asia were US$59.8 million, a decrease of US$12.2 million in FY2009, or 17%, from US$72.0 million in the previous year. The effect of currency exchange rates was negligible. Other than the effect of the economic slowdown, sales declined due to a strategic shift away from commodity based products towards differentiated and innovative, higher margin solutions.

Sales in the Americas were US$55.4 million in FY2009, a decrease of US$6.2 million, or 10%, from US$61.6 million in the previous year. The housing slump in North America affected the demand for power tools needed for new home construction and remodeling and, although the successful launch of starter motor programs occurred in the second half of FY2009, it was not enough to offset the impact of the economic decline on power tools products.

Business and Lifestyle

Global sales of products for business and lifestyle applications, including products for business equipment, personal products, fitness, building automation, security, and audio-visual applications, were US$176.9 million in FY2009, a decrease of US$10.7 million, or 6%, from US$187.6 million in the previous year. Excluding currency effects, underlying sales declined by 8%. In FY2010, the focus will be on providing total motion product solutions and developing new products for healthcare and environmental applications.

Sales in Europe were US$15.9 million in FY2009, a decrease of US$2.4 million, or 13%, from US$18.3 million in the previous year. Excluding currency effects, underlying sales declined by 14%. Sales declined as new product launches were postponed by customers as a result of the poor market sentiment.

Sales in Asia were US$143.0 million in FY2009, a decrease of US$9.1 million, or 6%, from US$152.1 million in the previous year. Excluding currency effects, underlying sales declined by 9%. Although sales in Japan benefited from the strengthening of the Japanese yen against the US dollar it was not enough to offset the reduction in volumes. Sales in the first half of FY2009 were strong as a result of new product and program launches across a range of applications but the economic slowdown led to reduced sales in the second half particularly for products in laser and inkjet printers, cameras, audio & video, and printer pumps. These declines more than offset sales growth in motors for toilet seats and gaming products as well as for new applications such as circuit breakers, building automation and blood pressure pumps.

Sales in the Americas were US$18.0 million in FY2009, an increase of US$0.8 million, or 5%, over US$17.2 million in the previous year. Sales for motors for vending machines and toys in North America were stable whereas sales increased for newly developed motors for hair care products in South America.

Motion and Actuation Systems

Motion and actuation systems comprise actuation systems and solenoids for heating ventilation and air conditioning (HVAC), distribution, building automation, postal automation, vending and industrial equipment applications, as well as switches for a variety of applications. Global sales were US$176.3 million in FY2009, a decrease of US$14.9 million or 8%, from US$191.2 million in the previous year. The contribution from the strengthening of the Euro and other currencies against the US dollar was not significant.

Sales analysis for IPG motion and actuation business units is as follows:

Switches

Global sales of switches for home appliances, business machines, industrial equipment, building automation and security, as well as heating ventilation and air conditioning (HVAC) applications, were US$73.2 million in FY2009, a decrease of US$12.7 million or 15%, from US$85.9 million in the previous year. The effect of currency exchange rates was negligible. Continued efforts to expand indirect sales channels and to include switches as part of sub-systems and motion solutions offerings will help us grow sales in FY2010.

Sales in Europe were US$57.1 million in FY2009, a decrease of US$10.2 million, or 15%, from US$67.3 million in the previous year. The sales decline resulted from the weak economic conditions and the consequent reduction of stocks at distributors together with reduced sales for switches to small appliance, white goods, HVAC, and power and garden equipment manufacturers. Sales increases due to currency gains from the strengthening of the Euro and other currencies were offset by the weaker pound sterling.

Sales in Asia were US$11.0 million in FY2009, a decrease of US$1.3 million, or 11%, from US$12.3 million in the previous year. The effect of currency exchange rates was negligible. Sales declined due to the market slowdown and as a result of the discontinuation of unprofitable business.

Sales in the Americas were US$5.1 million in FY2009, a decrease of US$1.2 million, or 19%, from a small base of US$6.3 million in the previous year. These reductions were in line with the contraction of the market due to the economic slowdown.

Actuators

Global sales of actuators, including products for heating, ventilation and air conditioning (HVAC) applications and mail sorting automation were US$103.1 million in FY2009, a decrease of US$2.2 million, or 2%, from US$105.3 million in the previous year. Excluding currency effects, underlying sales declined by 3%. It is expected that sales will increase in FY2010 as markets revive and we enhance service levels and delivery performance to our customers.

Sales in Europe were US$58.6 million in FY2009, a decrease of US$0.8 million, or 1%, from US$59.4 million in the previous year. Excluding currency effects, underlying sales declined by 3%. Products for heating, ventilation and air conditioning (HVAC) applications make up the majority of this business unit's sales. Sales of such products were strong in the first half of FY2009 but the economic slow-down in the second half negatively impacted sales.

Sales in Asia were US$5.6 million in FY2009, an increase of US$1.6 million, or 40%, from a small base of US$4.0 million in the previous year. The effect of currency exchange rates was negligible. Sales grew as a result of increased demand for actuation systems for printers and for testing equipment for hard disc drives.

Sales in the Americas were US$38.9 million in FY2009, a decrease of US$3.0 million, or 7%, from US$41.9 million in the previous year. Sales declines were due to lower demand for products for air conditioning and for postal automation systems.

OTHER MANUFACTURING BUSINESSES

The Group's other manufacturing businesses include Parlex, Saia-Burgess Controls, and China Autoparts, Inc.. Sales in FY2009 were as follows:

Other Manufacturing Businesses	FY2009		FY2008		Change
US$ millions	Sales	%	Sales	%	%
Parlex	93	45%	115	53%	-19%
Saia-Burgess Controls	76	37%	69	32%	11%
China Autoparts, Inc.	38	18%	33	15%	15%
Total	207	100%	217	100%	-5%

First Half versus Second Half Sales

As with other parts of the Group, sales for these businesses were affected by the economic slowdown, and sales declined in the second half of FY2009.

A comparison of sales between the first and second half of FY2009 is shown below:


Other Manufacturing Businesses (US$ millions)
1st H
2nd H
56
37
41
35
22
16
119
88
Parlex
Saia-Burgess Controls
China Autoparts, Inc.
Total

Parlex

Sales by Parlex, a flexible printed circuit board and interconnect solutions provider, were US$93.1 million in FY2009, a decrease of US$22.1 million, or 19%, from US$115.2 million in the previous year. The weakening of the pound sterling against the US dollar contributed US$1.8 million to this reduction of sales. Excluding this currency effect, underlying sales declined by 18%.

Sales to our customers in the consumer electronics and automotive markets declined in the second half of FY2009. At the same time, the business exited certain unprofitable markets. These sales declines were partially offset by some price increases.

Parlex plans to launch several new products in the second half of FY2010.

Saia-Burgess Controls

Sales by Saia-Burgess Controls, a niche player in the programmable controls industry, primarily in Europe, were US$76.1 million in FY2009, an increase of US$7.3 million, or 11%, over US$68.8 million in the previous year. The strengthening of the Euro, Swiss Franc and other currencies against the US dollar contributed US$2.3 million to sales. Excluding this currency effect, underlying sales increased by 7%.

Sales increased as a result of the successful introduction of web-based Human Machine Interface (HMI) products and through increased sales to our customers in infrastructure automation businesses. These increases more than offset declines that were experienced in other market segments.

The business plans to achieve sales growth with its innovative Human Machine Interface (HMI) products and its energy metering products.

China Autoparts, Inc.

Sales by China Autoparts, Inc., a leading independent producer of high quality iron casting parts for the automotive sector in China, were US$37.3 million in FY2009, an increase of US$4.8 million, or 15%, over US$32.5 million in the previous year. The strengthening of the Chinese renminbi against the US dollar contributed US$2.9 million to the unit's sales. Excluding this currency effect, underlying sales increased by 6%.

This business, which is located near to Chengdu, increased sales despite being negatively impacted after the Sichuan Province earthquake, in the first half of FY2009, which led to the loss of more than two weeks of production.

Recent economic stimulus measures implemented by the PRC government have resulted in a significant increase in the demand for mini-vans and smaller passenger vehicles – segments in which China Autoparts has a strong market position.

TRADING SEGMENT

Johnson Electric Trading was established in FY2005 to build a sourcing network in China to supply global customers with a wide range of motor-related parts and components that are not currently manufactured within Johnson Electric, and to supply specialty metals for local Asian customers.

The business delivered sales of US$62.4 million in FY2009, a decrease of US$69.0 million, or 53%, from sales of US$131.4 million in the previous year. The effects of currency changes were negligible. The trading business has been badly affected by a reduction in demand and a dramatic fall in commodity prices as a result of the recent global downturn.

FINANCIAL RESULTS

	FY2009			FY2008		
US$ millions	Manu-facturing	Trading	Total	Manu-facturing	Trading	Total
Sales	1,766	62	1,828	2,090	131	2,221
Gross Profit/(Loss)	429	(3)	426	555	9	564
Gross Margin %	*24.3%*	*-4.8%*	*23.3%*	*26.6%*	*6.9%*	*25.4%*
Other (Losses)/Income & Gains	(8)	1	(7)	19	(1)	18
Selling and Administrative Expenses ("S&A")	(343)	(10)	(353)	(361)	(8)	(369)
S&A%	*19.4%*	*16.1%*	*19.3%*	*17.3%*	*6.1%*	*16.6%*
Operating Profit/(Loss) before Restructuring	79	(13)	66	213	–	213
Restructuring Costs & Assets Impairment	(14)	(5)	(19)	(24)	–	(24)
Operating Profit/(Loss)	65	(18)	47	189	–	189
Operating Margin %	*3.7%*	*-29.0%*	*2.6%*	*9.0%*	–	*8.5%*
Finance Costs, Net	(9)	–	(9)	(18)	(1)	(19)
Profit/(Loss) before Income Tax	56	(18)	38	171	(1)	170
	3.2%	*-29.0%*	*2.1%*	*8.2%*	*-0.8%*	*7.7%*
Income Tax			–			(32)
Profit from Continuing Operations			38			138
Discontinued Operations*			(31)			–
Profit for the Year			7			138
Minority Interest			(4)			(7)
Profit Attributable to Shareholders			3			131

* *Green Vision Group*

Sales

Total Group Sales for FY2009 were US$1,828 million, a decrease of US$393 million, or 17.7%, from US$2,221 million in the previous year, as described in the table on page 11 and in the commentary which follows on pages 11 to 25.

First Half versus Second Half

An analysis of sales and profit comparing the first and second halves of FY2009 is shown below:

US$ millions	1H FY2009	**2H FY2009**	Total
Sales	1,130	**698**	1,828
Gross Profit	293	**133**	426
Gross Margin %	*25.9%*	***19.1%***	*23.3%*
Other (Losses)/Income & Gains	8	**(15)**	(7)
Selling and Administrative Expenses ("S&A")	(203)	**(150)**	(353)
S&A %	*18.0%*	***21.4%***	*19.3%*
Operating Profit/(Loss) before Restructuring	98	**(32)**	66
Restructuring Costs & Assets Impairment	(2)	**(17)**	(19)
Operating Profit/(Loss)	96	**(49)**	47
Operating Margin %	*8.5%*	***-7.0%***	*2.6%*
Finance Costs, Net	(6)	**(3)**	(9)
Profit/(Loss) before Income Tax	90	**(52)**	38
Income Tax	(14)	**14**	0
Profit/(Loss) from Continuing Operations	76	**(38)**	38
Discontinued Operations*	(28)	**(3)**	(31)
Profit/(Loss) for the Year	48	**(41)**	7
Minority Interest	(2)	**(2)**	(4)
Profit/(Loss) Attributable to Shareholders	46	**(43)**	3

* *Green Vision Group*

Due to the significant downturn in sales in the second half of FY2009, gross profit was US$133 million, a decrease of US$160 million from the US$293 million in the first half. As a percentage of sales, gross margin declined from 25.9% to 19.1% primarily due to lower volumes.

As a result of this decline in sales and related profit contribution, the Group's profitability in the first half was not sustainable and a loss on continuing operations of US$52 million, before tax recovery, was incurred in the second half of FY2009. In response to the declining sales, management moved rapidly to reduce all costs across the Group's global operations but could not initially keep pace with the very rapid erosion of sales and profit contribution. However, these initiatives and actions will favourably affect FY2010.

Forecasting demand for FY2010 remains difficult and, as a consequence, so is forecasting profitability. There are many factors outside our control and difficult to project. However, with the actions we are taking to address market, product, and innovation opportunities, we expect to see some improvement in sales compared to the second half of FY2009 provided there are no new adverse developments in the markets we serve. With some increase in sales and with the impact of the many cost reduction initiatives and programs launched during the second half of FY2009 which are now taking full effect, the Group should be able to return to profitability in the first half of FY2010.

Full Year Profit and Loss Analysis

The following analysis of the Profit and Loss Account is by the segments Manufacturing, Trading and Discontinued Operations, comparing profitability for FY2009 with profitability for the previous year.

MANUFACTURING SEGMENT

Gross Profit

Gross profit for the year was US$429.3 million in FY2009, a decrease in the year of US$126.1 million, or 22.7%, from US$555.4 million in the previous year. As a percentage of sales, gross margin decreased from 26.6% to 24.3%.

During the year, gross profit decreased by US$9.3 million as a result of changes in the relative value of currencies, by US$43.4 million as a result of the adverse external factors noted below, and by a net US$73.4 million as a result of lower volumes and changes to product mix offset in part by lower costs resulting from initiatives to improve pricing and productivity.

Currency Impact

The combined effects of the Euro and other European currencies as well as the Chinese renminbi and other Asian currencies resulted in a net expense of US$9.3 million, equivalent to 0.5% of sales.

A significant proportion of the Group's sales and operations are conducted in Europe in Euro and other European currencies. During the year, the translation of these currencies resulted in sales increasing by US$11.8 million and costs increasing by US$8.3 million, resulting in a net favourable impact of US$3.5 million on gross profit.

In Asia, the translation of the Chinese renminbi and other Asian currencies resulted in sales increasing by US$14.8 million and costs increasing by US$27.6 million, resulting in a net unfavorable impact of US$12.8 million on gross profit.

External Factors

Gross profit in FY2009 was adversely impacted by ongoing pressures on a number of key cost items including copper, steel, energy costs and PRC labour rates. Combined, this "headwind" reduced gross profit by a total of US$43.4 million in comparison to the previous year, equivalent to 2.5% of sales. Additionally, due to the significant and sudden downturn in sales and production volumes, a portion of our forward contracts on currency and copper which we use to offset risk from changing market prices, exceeded our requirements. This net cost has been included as "other losses, income and gains" (see below).

In the second half of FY2009 some of these pressures reduced as a result of the cooling in the global economy and the consequent reduction in demand.

Operations

Across all our businesses, the impact of the downturn in the global economy has been significant. The impact decreased gross profit by US$110.5 million compared to the previous year, equivalent to 6.3% of sales. Sales and production volumes have decreased year on year, lowering gross profit by US$86.5 million while changes in product and market mix have decreased gross profit by US$24.0 million compared to the previous year.

On the other hand, initiatives to improve production flows and efficiency as well as other operational actions, combined to enhance margins by US$12.5 million. Furthermore, pricing actions continued to provide partial relief from the adverse effects of rapidly increasing material costs, particularly in our industrial businesses and our automotive business in Asia, contributing US$24.6 million to gross profit. Together, these actions generated US$37.1 million of additional gross profit compared to the previous year, equivalent to 2.1% of sales.

Parlex

Gross profit in Parlex, net of currency effects, was up by US$6.9 million in FY2009 compared to the previous year. The work done to restructure the activities of this business and to improve yields on the shop floor is now producing positive results, generating higher levels of profitability even at a lower sales level than before. This business is now well positioned for profitable growth and to contribute to technology, product and other synergies within the Group.

Other Losses, Income and Gains

Other losses, income and gains were a loss of US$7.6 million, compared to an income of US$18.4 million in the previous year. Gains on asset disposals were US$11.7 million lower than the previous year. Additionally, losses on revaluation of investment properties resulted in an US$8.5 million adverse expense compared to the previous year when income had been recognized, but were offset in part by US$0.8 million in higher rental income. As noted in the section on 'External Factors', a portion of our currency and copper forward contracts exceeded our requirements because of the unexpected and significant downturn in the global economy. This resulted in net losses of US$6.6 million for the year.

In the first half of FY2009, we recorded a gain of US$8.4 million. This comprised US$5.7 million gains on currency contracts, US$2.1 million of rental income and US$0.6 million of gains on fixed asset and investment disposals.

In the second half, we recorded a loss of US$16.0 million. This comprised losses of US$13.2 million on commodity contracts, US$5.4 million on revaluation of investment properties and US$0.6 million on fixed asset and investment disposals. These losses were partially offset by gains of US$0.9 million on currency contracts and US$2.3 million of rental income.

Selling and Administrative Expenses ("S&A")

S&A expenses were US$343.2 million in FY2009, a decrease of US$18.0 million, or 5.0%, from US$361.2 million in the previous year. As a percentage of sales, S&A increased from 17.3% in the previous year to 19.4%.

S&A expenses denominated in foreign currencies and translated at rates higher than the previous year added US$5.2 million to costs. In addition, costs increased a further US$4.7 million to account for hedging transactions and the revaluation of monetary assets and liabilities.

Excluding these effects, S&A expenses decreased by 7.6% year on year, and were 18.9% of sales, compared with 17.3% in the previous year. Cost reduction initiatives in this area are ongoing following the sharp decline in sales in the second half of FY2009. These initiatives resulted in significant reductions in S&A expenses in the last quarter of the year.

Restructuring Costs and Assets Impairment

The Group's restructuring charges and asset impairment expenses were US$14.0 million, a decrease of US$10.0 million from US$24.0 million in the previous year. This reflects the completion of major programs in Parlex but continuing work to rationalize European operations. Cost reduction programs are ongoing to re-size our operations to reflect the reduced volumes, and to leverage synergies, particularly in Europe.

Operating Profit

Operating profit for the Manufacturing segment was US$64.6 million in FY2009, a decrease of US$124.0 million, or 65.7%, from US$188.6 million in the previous year. Operating margin reduced from 9.0% to 3.7%.

The combined currency effects on revenues and costs, detailed above, resulted in an unfavorable net impact of US$12.6 million on profit before tax, or 0.7% of sales.

TRADING SEGMENT

Gross Profit

Gross profit on the Trading segment in FY2009 was negative US$3.6 million, a decline of US$12.5 million from a gross profit of US$8.9 million in the previous year. This was due to a combination of lower volumes, losses arising from the revaluation of commodity stocks and a provision for inventory losses on goods held on consignment with a customer.

Other Losses, Income and Gains

Other losses, income and gains registered a gain of US$0.9 million in FY2009, an increase of US$1.6 million on losses of US$0.7 million in the previous year. This was due to gains on copper and aluminium forward contracts.

Selling and Administrative Expenses

Selling and Administrative expenses were US$10.3 million in FY2009, an increase of US$2.3 million from US$8.0 million in the previous year. This increase was due mainly to increases in bad debt provisions.

Restructuring Costs and Asset Impairment

Restructuring costs and Asset Impairment amounted to US$4.8 million in FY2009, an increase of US$4.8 million from the previous year. This represents an impairment of goodwill on acquisitions in prior years as a result of the downturn in business and margins in this segment.

Operating Profit

The Trading segment had an operating loss of US$17.7 million in FY2009, compared to a US$0.2 million profit in the previous year.

CONSOLIDATED GROUP PROFIT (Manufacturing and Trading segments, combined)

Operating profit for the Group, including Manufacturing and Trading operations, was US$46.9 million in FY2009, a decrease of US$141.9 million, or 75.1% on US$188.8 million in the previous year.

Group Finance Costs

Finance costs were US$9.6 million in FY2009, a reduction of US$9.1 million from US$18.7 million in the previous year. This was primarily due to lower interest rates in FY2009.

Income Tax

Tax income in FY2009 was US$0.4 million, a reduction of US$32.3 million from an expense of US$31.9 million in the previous year.

Income tax expenses in FY2009 fell by US$14.1 million due to lower profits, partially offset by a change in the mix of tax jurisdictions where profits and losses arose. The taxation charge was also reduced by the release of provisions from prior years of US$5.1 million following the finalization of tax assessments in some countries.

The increase in deferred tax income in FY2009 by US$18.3 million includes two adjustments. Following a review of potential future profitability in our North American and European operations, certain tax losses from FY2009 and prior years have been capitalized as deferred tax assets, giving rise to income in FY2009. Additionally, deferred tax assets were also increased following a review of the taxation of deferred profit on manufactured components held in inventory (products manufactured in China and held in inventory in Europe and North America before being sold to customers). This also increased income in FY2009.

Profit from Continuing Operations

Profit from continuing operations in FY2009 was US$37.8 million, a decrease of US$100.4 million, 72.6%, from US$138.2 million in the previous year. This is the net result from the profit after tax on continuing operations of US$55.8 million in the Manufacturing segment and the loss after tax of US$18.0 million in the Trading segment.

DISCONTINUED OPERATIONS

In FY2008 a new business (referred to as the Green Vision Group) was setup within the Trading segment to recycle and trade scrap metal. This business suffered in the wake of significant shifts in the supply, demand and pricing of these materials in the middle of FY2009. As it was anticipated that these turbulent conditions would continue and the risk of this operation would increase as a result, the Green Vision Group operations have been discontinued.

The accounts of the Green Vision Group operations have been prepared on a liquidation basis and, accordingly, the losses of US$31.1 million in the business including asset impairment and exit costs have been included separately in the results.

Losses from trading operations including provisions were US$4.8 million. The value of inventory held for re-sale was impaired by US$13.1 million as a result of the change in the market price of commodities. The volatile trading conditions and the exit from the business also led to bad debts and losses of deposits on contracts of US$10.2 million. Fixed assets were written down by US$3.0 million.

Minority Interest

Profit attributable to minority interests in FY2009 was US$4.1 million, a decrease of US$3.3 million from US$7.4 million in the previous year. This was primarily because a gain on the disposal of assets which occurred in the previous year in one of our majority-owned subsidiaries was not repeated.

Profit Attributable to Shareholders

Profit attributable to shareholders in FY2009 was US$2.6 million, a decrease of US$128.2 million from US$130.8 million in the previous year. Excluding Discontinued Operations, profit attributable to shareholders was US$33.7 million and earnings per share were 0.92 US cents per share, compared to 3.57 US cents per share in the previous year. Including the non-recurring US$31.1 million losses incurred in Discontinued Operations, earnings per share amounted to 0.07 US cents per share.

NET INCOME RECOGNIZED DIRECTLY IN EQUITY

The Consolidated Statement of Recognized Income and Expense included in the Accounts provides details of the income and expenses that were recognized directly in equity and reserves (not through the Profit & Loss Account). In FY2009, expenses exceeded income by US$93.6 million, while in the previous year the reverse occurred and income exceeded expenses by US$98.1 million.

The items of income and expense which are the main cause of the reversal in FY2009 relate to the currency translation effects on the net assets of the Group's foreign subsidiaries. In FY2009, the translation of these net assets at 31st March 2009 resulted in an expense of US$79.6 million due to the strengthening of the US dollar against the currencies in which these assets are held. In contrast, at the end of FY2008, the translation of net assets resulted in an income of US$110.2 million due to the weaker US dollar compared to those same currencies.

FINANCIAL POSITION AND LIQUIDITY

Analysis of Cash Flows

US$ millions	FY2009	FY2008	Change
Profit before Interest and Tax*	46.9	188.8	(141.9)
Depreciation and Amortization	89.2	90.5	(1.3)
EBITDA	**136.1**	**279.3**	**(143.2)**
Other Non Cash Items in Profit before Tax	16.8	1.6	15.2
Working Capital Change	106.9	34.9	72.0
Cash from Operating Activities	**259.8**	**315.8**	**(56.0)**
Capital Expenditure	(65.3)	(98.7)	33.4
Proceeds from Sale of Assets and Investments	9.0	17.7	(8.7)
Operating Cash Flow less Operating Investment Activities	**203.5**	**234.8**	**(31.3)**
Net Interest Paid	(8.5)	(23.3)	14.8
Tax	(28.3)	(22.7)	(5.6)
Dividend Paid	(46.2)	(61.2)	15.0
Treasury Shares and Liquid Securities, and Dividend Received (net)	(1.2)	(12.3)	11.1
Pledged Deposits	(17.1)	–	(17.1)
Unwind Currency Swap	(13.2)	–	(13.2)
Net Cash Flow – Continuing Operation	**89.0**	**115.3**	**(26.3)**
Discontinued Operations (exclude financing activities)	(13.0)	–	(13.0)
Net Cash Flow	**76.0**	**115.3**	**(39.3)**
Use of Cash			
Used to Repay Debt	**35.5**	**9.6**	**25.9**
Net increase/(decrease) in Cash and Cash Equivalents	**41.8**	**105.4**	**(63.6)**
Net increase/(decrease) in Short Term Investment & Time Deposit	**(1.3)**	**0.3**	**(1.6)**
	76.0	**115.3**	**(39.3)**
Reconciliation to Net Debt			
Exchange (Losses)/Gains on Net Debt	**(6.5)**	**11.5**	**(18.0)**
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	**69.5**	**126.8**	**(57.3)**

* *Operating Profit per accounts*

During FY2009, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets) was US$259.8 million, a decrease of US$56.0 million, or 17.7%, from US$315.8 million in the previous year. Despite the challenging conditions which prevailed in the second half of FY2009, the Group continued to generate strong positive cash flow from operating activities, albeit at a lower rate than the previous year.

Compared to the previous year, cash flow decreased by US$141.9 million due to lower Profit before Interest and Tax but this was partially offset by an additional US$72 million released from working capital. In FY2009, US$106.9 million was released from working capital compared to US$34.9 million in the previous year, reflecting the effects of lowering levels of accounts receivable and inventory and the strenuous efforts to minimize working capital.

First Half versus Second Half

The profile of cash flows between the first and second halves of FY2009 is shown below:

US$ millions	H1 FY2009	**H2 FY2009**
Profit before Interest and Tax*	95.7	**(48.8)**
Depreciation and Amortization	45.8	**43.4**
EBITDA	**141.5**	**(5.4)**
Other Non Cash Items in Profit before Tax	(1.6)	**18.4**
Working Capital Change	(18.9)	**125.8**
Cash from Operating Activities	**121.0**	**138.8**
Capital Expenditure	(36.1)	**(29.2)**
Proceeds from Sale of Assets and Investments	4.2	**4.8**
Operating Cash Flow less Operating Investment Activities	**89.1**	**114.4**
Net Interest Paid	(3.6)	**(4.9)**
Tax	(13.7)	**(14.6)**
Dividend Paid	(46.2)	**–**
Treasury Shares and Liquid Securities, and Dividend Received (net)	–	**(1.2)**
Pledged Deposits	–	**(17.1)**
Unwind Currency Swap	–	**(13.2)**
Net Cash Flow – Continuing Operation	**25.6**	**63.4**
Discontinued Operations (exclude financing activities)	(23.9)	**10.9**
Net Cash Flow	**1.7**	**74.3**
Use of Cash		
Used to Repay Debt	**4.1**	**31.4**
Net increase/(decrease) in Cash and Cash Equivalents	**(1.1)**	**42.9**
Net increase/(decrease) in Short Term Investment & Time Deposit	**(1.3)**	**0.0**
	1.7	**74.3**
Reconciliation to Net Debt		
Exchange (Losses)/Gains on Net Debt	**(3.4)**	**(3.1)**
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	**(1.7)**	**71.2**

* *Operating Profit per accounts*

For Continuing Operations, Earnings before Interest, Taxation, Depreciation, and Amortization (EBITDA) for the first half of FY2009 amounted to US$141.5 million, but with the lower levels of sales and profit contribution in the second half a loss of US$5.4 million resulted. However, in response to reduced sales and production activity, actions were taken to control and reduce inventories and receivables and to negotiate new supplier terms. As a result, Cash from Operating Activities was US$138.8 million in the second half, an increase of US$17.8 million from the first half. The rate of capital expenditure was also reduced in the second half compared to the first half.

Working Capital and Provisions

Overall, working capital and provisions decreased by US$103.0 million, from US$255.5 million to US$152.5 million. The underlying cash contribution from working capital reductions was US$106.9 million (see also cash flow statement above at "working capital change").

US$ millions	31st Mar 08	Currency translation	Acquisitions	Pension, Hedging & Interest Payable	Unwind contract	Discontinued Operation	Continuing Operation	31st Mar 09
Stocks and other work in progress	269.9	(23.1)	1.0	–	–	(1.1)	(43.9)	202.8
Trade and other receivables	505.6	(31.4)	0.7	–	–	(25.9)	(176.6)	272.4
Trade and other payables	(352.3)	20.3	(1.3)	0.9	–	11.4	95.0	(226.0)
Provisions and other liabilities *	(73.2)	9.7	–	(5.9)	–	–	4.7	(64.7)
Other financial liabilities, net	(94.5)	47.9	–	(12.5)	13.2	–	13.9	(32.0)
Total Working Capital per Balance Sheet	255.5	23.4	0.4	(17.5)	13.2	(15.6)	(106.9)	152.5

* *Current and non current*

Stocks and work in progress decreased by US$67.1 million, from US$269.9 million to US$202.8 million. Currency translation changes resulted in a decrease in stock of US$23.1 million. Excluding these effects as well as the US$1.0 million increase in stock and work in progress resulting from the acquisition of Fully Motor Limited and the reduction in inventory in discontinued operations by US$1.1 million, stocks and work in progress decreased by US$43.9 million. This was mainly due to destocking in response to reduced demand. After adjusting for currency effects, inventory turns (the ratio of cost of goods sold to stock) improved from 6.7 at 31st March 2008 to 6.9 at 31st March 2009.

Trade and other receivables decreased by US$233.2 million, from US$505.6 million to US$272.4 million. Of this decrease, US$31.4 million was due to currency translation changes. Excluding the currency effect, as well as the US$0.7 million increase in receivables resulting from the acquisition of Fully Motor Limited and a reduction in receivables in discontinued operations by US$25.9 million, trade and other receivables decreased by US$176.6 million.

This was mainly due to a reduction in trade receivables, net of bad debt provisions. At 31st March 2009 this totalled US$223.5 million, of which 96.2% was current or aged less than 30 days past due, and only 0.7% was aged over 90 days past due. Overdue trade receivables decreased by US$39.4 million from US$61.0 million to US$21.6 million. Days Sales Outstanding for the Group decreased from 65 days to 62 days. This reflects an increasing focus by the Group on receivables and risk in response to changing market and economic conditions which also helped prevent an increase in the incidence of bad debts in the Group's core businesses.

Trade and other payables decreased by US$126.3 million, from US$352.3 million to US$226.0 million. US$20.3 million of this decrease was due to currency translation changes. Excluding the currency effect as well as the US$1.3 million increase in payables resulting from the acquisition of Fully Motor Limited, the US$0.9 million decrease in interest payable, and the US$11.4 million reduction in payables in discontinued operations the trade and other payables decreased by US$95.0 million. Trade creditor days for the Group increased from 64 to 70.

Long-term and short-term provisions decreased by US$8.5 million from US$73.2 million to US$64.7 million. Currency translation changes accounted for US$9.7 million of the decrease while provisions for pensions increased by US$5.9 million and other provisions reduced by US$4.7 million.

Net other financial liabilities were US$32.0 million in FY2009, a reduction of US$62.5 million from US$94.5 million in the previous year. The Company enters into forward contracts to mitigate its exposure to the risks of volatile exchange rates and commodity prices. These mainly take the form of forward contracts where we lock into a forward currency rate or commodity price. In addition, a cross currency interest rate swap was entered into in FY2006 where a portion of US dollar borrowings were swapped into Swiss francs. These can be analyzed as follows:

	31st March 2009			**31st March 2008**		
US$ millions	Asset	Liability	Net	**Asset**	**Liability**	**Net**
Currency	3.2	–	3.2	1.9	(25.0)	(23.1)
Interest	–	(1.0)	(1.0)	–	–	–
Commodity	2.7	(15.0)	(12.3)	13.2	–	13.2
Others	0.5	–	0.5	–	–	–
Current	6.4	(16.0)	(9.6)	15.1	(25.0)	(9.9)
Non current	–	(22.4)	(22.4)	–	(84.6)	(84.6)
Total	**6.4**	**(38.4)**	**(32.0)**	**15.1**	**(109.6)**	**(94.5)**

The currency forward position was an asset of US$3.2 million as at 31st March 2009 whereas as at 31st March 2008 the forward position was a net liability of US$23.1 million. This is because of a significant reduction in open forward contract positions.

Commodity hedging contracts for copper were classified as a net liability of US$12.3 million at 31st March 2009, compared to a net asset of US$13.2 million at 31st March 2008. This reflects the falling price of copper over the period.

Other financial liabilities classified as non current (long-term) have reduced by US$62.2 million from US$84.6 million to US$22.4 million. This mainly relates to the cross currency interest rate swap between US dollars and Swiss francs. Due to the unwinding of US$106 million of this contract and the weakening of the Swiss franc against the US dollar at the balance sheet date, this liability has declined by US$61.2 million from US$82.8 million to US$21.6 million.

Capital Expenditure (and proceeds from sale of assets and investments)

Capital Expenditure decreased by US$33.4 million in FY2009, from US$98.7 million to US$65.3 million. The Company continues to invest in machinery and equipment which enables innovation, new product manufacture, and improved process flow and efficiency. In the near-term, however, we expect capital expenditure to be significantly reduced as a reflection of diminished sales activity and our cash conservation programs.

Proceeds from the sales of assets and investments were US$9.0 million in FY2009, US$8.7 million lower than the previous year when asset disposals were unusually high.

Operating Cash Flow less Operating Investment Activities

Operating cash flow less operating investment activities, for continuing operations, was US$203.5 million in FY2009, a reduction of US$31.3 million from US$234.8 million in the previous year. In light of the downturn in sales and manufacturing activity, this still represents a relatively strong cash generation performance at 11.1% of sales (compared to 10.6% in the previous year).

Interest and Tax

Interest paid, net of interest received, decreased in FY2009 by US$14.8 from US$23.3 million to US$8.5 million. This results mainly from a reduction in interest rates on debt.

Taxes paid in FY2009, net of refunds, increased by US$5.6 million from US$22.7 million to US$28.3 million. In the previous year, tax refunds were received which related to businesses in Germany and Switzerland.

Dividends

The dividend of US$46.2 million paid in the year was the final dividend in respect of FY2008. No interim dividend for FY2009 was paid as the Directors determined that cash should be conserved within the business.

Other Cash Movements

Cash payments for investments in treasury shares and securities, and cash received from dividends and sales of other investments, decreased by US$11.1 million from US$12.3 million to US$1.2 million.

A US$17.1 million deposit was made against an irrevocable standby letter of credit with a US court regarding a legal case in dispute. The company expects to recover this amount at a later date after the appeal case is heard.

US$106.0 million of the US$259.0 million cross currency interest rate swap was unwound in the year. This resulted in a cash outflow of US$13.2 million.

Net Cash Flow from Continuing Operations

Net cash flow from continuing operations was US$89.0 million in FY2009, a decrease of US$26.3 million, or 22.8%, on US$115.3 million in the previous year.

Discontinued Operations

The Green Vision Group operations, which were discontinued in FY2009, consumed cash of US$13.0 million in its operations.

Net Cash Flow

Net cash flow was US$76.0 million in FY2009, a decrease of US$39.3 million, or 34.1% from US$115.3 million in the previous year.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash, to total equity) was 23% at end of FY2009, down from 26% at end of FY2008.

After adjusting for the currency translation effects of a weaker Euro and changes in the value of other currencies on our bank balances held in foreign currencies, net borrowings (total long and short term borrowings net of cash) fell overall by US$69.6 million in FY2009, from US$296.5 million to US$226.9 million. This overall reduction in net borrowing resulted from an increase in cash and cash equivalents of US$34.0 million together with a reduction in short term bank overdrafts by US$36.7 million, offset by a US$1.1 million increase in long term borrowings.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group has about US$300 million of uncommitted short-term borrowing facilities provided by its principal relationship banks.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

The major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi. In the Group's Automotive and Industrial businesses, for FY2009, 47% of the sales (45% in the previous year) were in US dollars, 37% in Euros (38% in the previous year), 7% in Chinese renminbi and the rest in other currencies including Japanese yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi. Open foreign exchange exposures in Euro and renminbi are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

RISK MANAGEMENT

Management monitors risks of all sorts and undertakes initiatives and reviews to assess and manage them.

External economic and environmental conditions can impact the business operations and results of the Company. For example, the downturn in the global economy which impacted the second half of the year has changed the Group's short-term risk profile.

The impact of the economic slowdown on the automotive industry has implications for our business. For the year as a whole, sales related to the automotive segment totalled US$905 million and, at 31st March 2009, we had over US$100 million of trade receivables from customers in global automotive markets, mostly component and sub-system manufacturers. Apart from monitoring the creditworthiness and payment records of our customers, we closely monitor developments with the automotive industry, in particular the activities of the "Big 3" Detroit based corporations. The Chrysler bankruptcy and reorganization is being carried out in such a way as to protect the companies in their supply chain, and we consider this method a lead indicator as to how other such restructurings could occur in other OEMs. This indicates that our customers, often Tier 1 or 2 suppliers to the OEMs, will be reasonably protected and that we will not see bankruptcies proliferate throughout the automotive supply chain. However, given the increase in commercial credit risk in general, we are currently strengthening credit management processes across the Group to mitigate the risk of slow payment or bad debts from our customers.

The impact of significantly lower demand on our operations is also being continuously evaluated. The Company is resizing the operation to reflect the reduced level of sales and production. In this process we seek to unlock synergies between the different parts of our global operations to help mitigate the adverse consequences of this economic downturn in the short-term and to then help quickly grow profitability as soon as global business conditions recover.

Given the volatility of foreign currency exchange rates the Company now has reduced the extent to which it buys or sells currency forward. Forward currency contracts are now made to cover open receivables and payables positions but not future projected cash flows which are difficult to predict.

Profitability is impacted by changes in copper commodity prices. The recent economic downturn has resulted in significant volatility in commodity prices as well as the company's ability to forecast copper consumption. The Company therefore enters into forward contracts for copper purchases only when forecast levels of consumption are reasonably certain.

Changes in steel commodity prices also impact our profitability. To ensure continuity of supply and avoid the risks of material shortages and significant price volatility the Company has developed a range of commercial partnerships with steel suppliers.

Quality problems can result in warranty claims. We continue to develop high quality engineering and manufacturing processes across our operations which enable us to minimize these risks. Development of higher and more consistent quality is a key objective of our restructuring activity.

The Company faces competition, sometimes based on cost. In our traditional markets, we strive to differentiate our products primarily through technology and innovation, and by being the safe choice for our customers. In contrast, for some of the markets which now constitute major growth opportunities but in which low cost can be more critical than technology and functionality, we are now focused on developing products at a price point which will help us compete effectively with lower cost manufacturers.

INVESTING IN PEOPLE

Johnson Electric (JE) is a diverse and multi-national business. As a global corporation our challenge is to develop our existing staff, to provide positions of increasing responsibility to employees around the world without regard to race, creed or culture, and to attract and retain individuals at all levels in the organization who will dedicate their intelligence and loyalty to improving the performance of the business.

Johnson Electric develops "bench strength" and enhances management continuity by identifying and developing potential successors for all key roles. Performance management is actively supported and practiced throughout the Company, competency standards are established, and results are measured.

To build our already strong employment brand, we recruit and develop high performers and provide a work environment where individuals at all levels, whether in manufacturing, technology or the supporting functions, can build knowledge via experience and training. The employment brand will be further enhanced via a global salary administration structure now being installed which will provide equity and discipline to compensation. We are also developing and expanding our short and long term incentive programmes and have focused senior management on developing an organization structure that will allow the business to expand globally without diluting the hands-on operating and business practices that are embraced by Johnson Electric employees, from junior trainees on our shop floors to the CEO.

CORPORATE GOVERNANCE REPORT

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

BOARD OF DIRECTORS

As at 31st March 2009, Johnson Electric's Board consisted of three executive directors and seven non-executive directors (of whom five are independent).

The independent non-executive directors are all experienced individuals from a range of industries and geographies. Their mix of professional skills and experience is an important element in the proper functioning of the Board and in ensuring a high standard of objective debate and overall input to the decision-making process. The Board has received from each independent non-executive director a written confirmation of their independence and has satisfied itself of such independence up to the approval date of this report in accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The biographical details of the directors are provided on pages 60 to 65 of this report.

THE BOARD AT WORK

The Board of directors is accountable to shareholders for the activities and performance of the Group. It meets in person on a quarterly basis and on other occasions when a board-level decision on a particular matter is required. The Board has reserved for its decision or consideration matters covering corporate strategy, annual and interim results, directors' appointment, succession planning, risk management, major acquisitions, disposals and capital transactions, and other significant operational and financial matters.

The majority of board meetings are scheduled to last one full day, with directors receiving details of agenda items for decision and minutes of committee meetings in advance of each board meeting.

Although the capacity of any board to involve itself in the details of a large international business is limited, Johnson Electric aims to provide its independent non-executive directors with extensive exposure and access to its operations and management. Over the past seven years, the number and duration of board meetings have increased and the board agenda is structured to address the broad spectrum of key governance issues on a regular and systematic basis. Forming part of the continuous professional development programme for directors, visits to the Company's principal operating facilities have been arranged and professional guest speakers are invited to address the Board from time to time.

Major corporate matters that are specifically delegated by the Board to management include the preparation of annual and interim accounts for board approval before public reporting, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory requirements and rules and regulations.

The Group's Executive Vice President and Chief Financial Officer also attend all board meetings to advise on corporate governance, risk management, statutory compliance, mergers and acquisitions, and accounting and financial matters.

Under the Company's Bye-Law 109(A), one-third of the directors except the executive chairman, who have served longest on the Board, must retire, thus becoming eligible for re-election at each annual general meeting. As such, except the executive chairman, no director has a term of appointment longer than three years.

The Company has arranged for appropriate liability insurance to indemnify its directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

COMMITTEES

The monitoring and assessment of certain governance matters are allocated to four committees which operate under defined terms of reference and are required to report to the full Board on a regular basis. The composition of the committees during 2008/09 and up to the date of this report is set out in the table below.

Directors	Audit Committee	Remuneration Committee	Nomination And Corporate Governance Committee	Board Committee
Executive Directors				
Patrick Shui-Chung Wang			M	M
Winnie Wing-Yee Wang		M		M
Non-Executive Director				
Peter Kin-Chung Wang	M			
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards			C	
Patrick Blackwell Paul	C		M	
Oscar de Paula Bernardes Neto		M		
Michael John Enright	M	C		

C – Chairman
M – Member

AUDIT COMMITTEE

The majority of the members of the Audit Committee are independent non-executive directors of the Company. The committee is currently comprised of two independent non-executive directors (including the Committee Chairman) and one non-executive director who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

Four Audit Committee meetings were held in 2008/09 to discuss and review issues with the Chief Financial Officer, the Internal Audit Director and the external auditor, including the following:

1. the FY2008 annual results and interim results for FY2009, to ensure that the related disclosures in the financial statements were complete, accurate and fair, and complied with accounting standards, stock exchange and legal requirements, and to submit the same to the Board for approval;

2. the principal accounting policies adopted by the Group;

3. the work done by the internal and external auditors, the relevant fees and terms, results of audits performed by the external auditor and appropriate actions required on any significant control weaknesses;

4. the external auditor's independence, including consideration of their provision of non-audit services;

5. the Group's report on compliance with laws and regulations in the countries in which it operates;

6. the Internal Audit Department's audit plan and ongoing progress reports; and

7. the operation of the internal control and risk management systems.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group.

In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. To this end, the committee stays abreast of remuneration practices among comparator companies around the world. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

All global staff positions, including senior management, are sized based on a job evaluation methodology which takes into account management/technical know-how, problem solving and accountability and the Johnson Electric job levels. Individual senior management remuneration acknowledges individual responsibility, contribution and performance. The base salary takes into account factors such as job value, retention and market. The annual incentive plan, when payable, is in addition to the basic salary, is entirely performance-based and has both financial and non-financial objectives. The Long-Term Incentive Share Scheme provides for the grant of Johnson Electric stock to senior management and is subject to vesting requirements based upon Group service. It is used both as a retention and as a motivation tool, and is designed to maximize long-term shareholder value.

In determining the level of remuneration and fees paid to members of the Board of Directors, a review of current practices in leading Hong Kong global public companies and comparator companies elsewhere is conducted with the aid of an independent consultant. Board remuneration consists of an annual retainer with additional fees payable for attendance at committee meetings. Executive directors are not eligible for additional remuneration or fees for Board activities.

On an ongoing basis, the committee reviews the overall remuneration program over the short, medium and long term time horizon while addressing the goals of management development and retention, while enhancing shareholder value.

No individual director or senior manager approves his or her own remuneration.

Two committee meetings were held in 2008/09. During the financial year, the committee addressed the following:

1. Review of Terms of Reference of the Remuneration Committee;

2. Remuneration for executive directors and senior executives;

3. The Remuneration Philosophy Statement;

4. Annual Incentive Plan (AIP) payments for senior executives;

5. Non-executive director remuneration;

6. Succession and development plans for executives and managers;

7. Confirmation of consultant on compensation;

8. Review of retirement plan structures and obligations;

9. Approval of and updates on global salary structure project; and

10. Review and consideration of changes to Long-Term Incentive Share Scheme, including the introduction of performance-tied share grants.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

The Company follows a formal, fair and transparent procedure for the appointment of new directors to the Board. The committee will first consider necessary changes in respect of the structure, size and composition of the Board, identify suitably qualified candidates by considering their professional knowledge and industry experience, personal ethics, integrity and personal skills and time commitments, and makes recommendation to the Board for decision. In accordance with the Bye-Laws of the Company, every newly appointed director is subject to re-election at the following annual general meeting.

No new directors were nominated in 2008/09 and one new director was nominated to date in 2009/10.

During the financial year, the committee met on two occasions. The following is a summary of work performed by the committee during the financial year:

1. consideration and recommendation of the retiring directors for re-election at the Annual General Meeting;

2. the review of the structure and composition of the Board;

3. consideration of the independence of all the independent non-executive directors; and

4. the review and approval of the corporate governance report and information for the Annual Report and the Interim Report.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

BOARD AND COMMITTEE ATTENDANCE

The Board held four full board meetings in 2008/09 and the average attendance rate was 93%. Details of the attendance of individual directors at board meetings and committee meetings during the 2008/09 financial year are set out in the table below:

	No. of meetings attended/held			
Directors	**Full Board Meeting**	**Audit Committee**	**Remuneration Committee**	**Nomination And Corporate Governance Committee**
Executive Directors				
Patrick Shui-Chung Wang *(Chairman and Chief Executive)*	4/4	–	–	2/2
Winnie Wing-Yee Wang *(Vice-Chairman)*	4/4	–	2/2	–
Richard Li-Chung Wang *(Executive Director)*	4/4	–	–	–
Non-Executive Directors				
Yik-Chun Koo Wang *(Honorary Chairman)*	2/4	–	–	–
Peter Kin-Chung Wang	4/4	4/4	–	–
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards	4/4	–	–	2/2
Patrick Blackwell Paul	4/4	4/4	–	2/2
Oscar de Paula Bernardes Neto	4/4	–	2/2	–
Laura May-Lung Cha	3/4	–	–	–
Michael John Enright	4/4	4/4	2/2	–
Average attendance rate	93%	100%	100%	100%
Date of meetings	06/06/2008 12/09/2008 05/12/2008 06/03/2009	02/06/2008 10/11/2008 18/11/2008 16/03/2009	05/06/2008 05/12/2008	05/06/2008 05/12/2008

INTERNAL CONTROL AND RISK MANAGEMENT

The Board is responsible for ensuring that a sound and effective system of internal control and risk management is maintained within the Group, and for reviewing its design and operational adequacy and effectiveness through the Audit Committee.

The internal control and risk management system, which includes a defined management structure with specified limits of authority and control responsibilities, is designed to (a) help the achievement of business objectives, and safeguard the Group's assets; (b) ensure proper maintenance of accounting records and reliability of financial reporting, (c) ensure compliance with relevant legislation and regulations; and (d) identify, manage and mitigate key risks to the Group.

Policies and procedures are established to ensure reasonable, but not absolute, assurance against material misstatement or loss and to manage, but not to eliminate, risks of failure in achieving the Group's objectives.

Pursuant to a risk-based approach, the Group's Internal Audit Department independently reviews the risks associated with and controls over various operations and activities, and evaluates their adequacy, effectiveness and compliance. Audit findings and recommendations are reported to the Audit Committee, Executive Committee, and the external auditor. In addition, progress on audit recommendations implementation is followed up on a monthly basis. The results are discussed with the Audit Committee on a periodic basis.

During its annual review, the Audit Committee also considers the adequacy of resources, qualifications and experience of staff of the Group's accounting and financial reporting function, and their training programmes and budgets.

To supplement the above, under the Integrity and Ethics Policy, employees can report any misconduct, impropriety or fraud cases within the Group to the Group's Internal Audit Department through an integrity hotline or in writing in confidence without the fear of recrimination.

Based on the results of evaluations and representations made by the management, the Group's Internal Audit Department and external auditor in 2008/09, the Audit Committee is satisfied that:

- there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group that threaten the achievement of its business objectives;

- an appropriate system of internal control and risk management has been in place in FY2009, and up to the date of approval of the Annual Report.

EXTERNAL AUDITOR

Johnson Electric's independent external auditor is PricewaterhouseCoopers. The Audit Committee is responsible for considering the appointment of the external auditor and also reviews any non-audit functions performed by the external auditor for the Group. In particular, the committee will consider, in advance of them being contracted for and performed, whether such non-audit functions could lead to any potential material conflict of interest.

During the 2008/09 financial year, the services (and associated remuneration) provided to the Group by PricewaterhouseCoopers were as follows:

	2008/09	2007/08
	US$M	US$M
Audit	**1.82**	2.06
Taxation	**0.15**	0.16
Due diligence and other advisory services	**0.12**	0.33

DIRECTORS' AND AUDITOR'S RESPONSIBILITIES FOR ACCOUNTS

The Directors' responsibilities for the accounts are set out on page 59, and the responsibilities of the external auditor to the shareholders are set out on page 67.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31st March 2009, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each annual general meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2009. No incident of non-compliance was noted by the Company in 2008/09.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

COMMUNICATIONS WITH SHAREHOLDERS

Johnson Electric uses a number of formal communications channels to account to shareholders for the performance of the Company. These include the annual report and accounts, the interim report, periodic company announcements made through the Stock Exchange, as well as through the annual general meeting. Copies of relevant corporate and financial information are also made available through the Company's website: *www.johnsonelectric.com.*

The Company aims to provide its shareholders and potential investors with high standards of disclosure and financial transparency. In order to provide effective disclosure to investors and potential investors and to ensure they all receive equal access to the same information at the same time, information considered to be of a price sensitive nature is released by way of formal public announcements as required by the Listing Rules. The Company supplements and follows up such announcements through periodic presentations, investor road shows and conference calls with the international investment community. The Company also welcomes comments and questions from shareholders at its annual general meeting.

VOTING BY POLL

The Company regularly informs shareholders of the procedure for voting by poll and ensures compliance with the requirements about voting by poll contained in the Listing Rules and the Bye-Laws of the Company.

Procedures for and the rights of shareholders to demand a poll have been disclosed in the Company's circular to shareholders dated 26th June 2009.

The Listing Rules have been amended in 2009 to require any vote of shareholders at a general meeting be taken by poll. Since 2003 the Chairman has demanded a poll on each of the resolutions submitted for determination at annual general meetings. The Chairman will continue to demand a poll on each of the resolutions submitted for determination at the forthcoming Annual General Meeting. The results of the poll will be published on the Company's and the Stock Exchange's websites.

SOCIAL RESPONSIBILITIES

Johnson Electric is a global organization and is dedicated to act in a socially responsible way in its interactions with all stakeholders, shareholders, customers, employees, suppliers, business partners and local communities worldwide.

The company's commitment to social accountability includes policies on a variety of issues such as human rights, non-discrimination and environmental management.

The company's commitment to business excellence is demonstrated, on a continued basis, by a focus on innovation, quality, results, service, and respect for the highest standard of business ethics. The Company is committed to operating in compliance with all applicable national, state and local laws.

ENVIRONMENTAL, HEALTH & SAFETY

Our goal is for continuous improvement in our Environmental, Health and Safety (EH&S) initiatives, including reduction of accident frequency and severity and minimizing Johnson Electric's impact on the global environment.

Dedicated teams of experienced staff take responsibility for Environmental, Health and Safety management for the major plants and facilities. The following statement guides their activities:

EH&S Mission statement

Ongoing environmental, health and safety policies and initiatives will be measured against the safety and wellness of all employees.

Our actions will lead to sustainable safe and healthy working conditions.

The highest quality of environmental, health and safety standards possible will be sought.

Senior management is wholly committed to the objectives of this mission statement.

Health and Safety

It is the responsibility of management to ensure the maintenance of plant facilities and equipment to ensure that physical and health hazards are guarded against or eliminated, and to develop work procedures conducive to an accident and disease free environment. It shall be the responsibility of every supervisor to ensure that his or her employees are trained in and follow all safe work procedures and all pertinent company rules. It shall be the duty of every employee to follow safe work practices and procedures, to observe all regulations pertaining to his/her work, and to cooperate in attaining the objective of an accident free and healthy environment.

All plant managers, supervisors, safety managers and safety officers at all locations are working together to support the notion that "prevention is better than cure".

Environment

Environmental protection is a key corporate policy. Our environmental goals are as follow:

- Minimize the environmental effects and impacts from our operations;
- Comply with all the applicable environmental laws and regulations as a minimum;
- Maintain the benefits of a healthy living environment;
- Communicate widely that each employee is responsible for the environment;
- Encourage fair and constructive dialogues with regard to environmental issues;
- Develop a "green product" concept for our products and process designs and developments, including the use of materials with recycled content;
- Be committed to continue improvement via defining appropriate objectives and targets on an ongoing basis.

Various locations have attained ISO 14001 Certification. ISO 14001 standards are used as guidelines in developing and improving the Company's environmental practices.

Johnson Electric in the Community

Johnson Electric encourages its staff to become actively involved in their local communities, through participation in a variety of events organized by both local and international organizations. These externally organized events complement the many in-house activities arranged to encourage our staff to lead healthy and active lifestyles.

Responsible Corporate Citizen

Johnson Electric and its subsidiary companies provide financial support to a variety of charitable, community, cultural and environmental groups in the various locations around the world in which we do business. We are dedicated to being an active participant in all of our communities around the world and we endeavor to involve suppliers and business partners in responsible community practices, responsible employment practices and responsible social practices that are sustainable over time. In particularly, we try to extend our charitable net to cover projects for education, children and youth development, environmental protection and community building for the future.

Good corporate social policies are not only desirable but make good business sense. Investments are made today in people and communities for the benefit of our world tomorrow.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2009.

Principal Activities

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are shown in note 42 to the accounts.

Results and Appropriations

The results of the Group for the year ended 31st March 2009 are set out in the consolidated profit and loss account on page 71 of the accounts.

No interim dividend was paid or declared for the six months ended 30th September 2008.

The Directors do not recommend the payment of final dividend for the year ended 31st March 2009.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 22 to the accounts.

Distributable Reserves

As at 31st March 2009, the distributable reserves of the Company available for distribution as dividends amounted to US$415,620,000, comprising retained earnings of US$320,347,000 and contributed surplus of US$95,273,000 arising from the reorganisation of Johnson Electric Group in 1988 less a bonus issue in 1991.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus shall not be distributed to the shareholders if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Donations

During the year, the Group made donations of US$411,095 (2008: US$325,000).

Fixed Assets

Details of the movements in property, plant and equipment are shown in note 5 to the accounts.

Share Capital

Details of the share capital are shown in note 21 to the accounts.

Directors

The Directors during the year and up to the date of this report were:

Yik-Chun Koo Wang
Patrick Shui-Chung Wang *JP*
Winnie Wing-Yee Wang
Richard Li-Chung Wang
Austin Jesse Wang (appointed on 5th June 2009)
Peter Kin-Chung Wang
Peter Stuart Allenby Edwards
Patrick Blackwell Paul
Oscar de Paula Bernardes Neto
Laura May-Lung Cha *SBS, JP*
Michael John Enright

In accordance with Bye-Law 109(A) of the Company's Bye-Laws, Ms. Winnie Wing-Yee Wang, Mr. Richard Li-Chung Wang, Mrs. Laura May-Lung Cha and Mr. Oscar de Paula Bernardes Neto retire from office by rotation. Mr. Richard Li-Chung Wang and Mrs. Laura May-Lung Cha have informed the Board of their intention of not seeking re-election at the forthcoming Annual General Meeting of the Company for the reasons set out below. All the other above-mentioned Directors being eligible, offer themselves for re-election.

Mr. Richard Li-Chung Wang will retire as Executive Director of the Company with effect from the conclusion of the forthcoming Annual General Meeting. Mrs. Laura May-Lung Cha is not seeking re-election as Independent Non-Executive Director of the Company at the forthcoming Annual General Meeting upon expiration of her current term ending at the conclusion of the Annual General Meeting in order to devote more time to her extensive civic commitments.

In accordance with Bye-Law 100 of the Company's Bye-Laws, Mr. Austin Jesse Wang retire from the office and being eligible, offer himself for re-election.

None of the director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interests, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Except the new director appointed on 5th June 2009, the Company is controlled through the Board of Directors which comprises ten Directors. At 31st March 2009, three of the Directors are executive and seven of the Directors are non-executive, of whom five are independent. Their details are set out in the Biographical Details of Directors and Senior Management section on pages 60 to 65.

Disclosure of Interests

DIRECTORS

As at 31st March 2009, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company	
Name	Personal Interests	Other Interests
Yik-Chun Koo Wang	–	2,166,710,880 *(Notes 1 & 2)*
Richard Li-Chung Wang	–	48,000,000 *(Note 3)*
Peter Kin-Chung Wang	–	577,000 *(Note 4)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 5)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

2. *Duplications of shareholdings occurred among and between the parties shown below under Substantial Shareholders.*

3. *These shares were held under a trust of which Richard Li-Chung Wang was the founder.*

4. *These shares were held beneficially by Peter Kin-Chung Wang's spouse.*

5. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 31st March 2009, the register maintained by the Company pursuant to Section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the year, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2009, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,166,710,880 *(Notes 1 & 2)*	58.98
HSBC International Trustee Limited	Trustee	772,816,728 *(Notes 1 & 3)*	21.03
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
Great Sound Global Limited	Interest of controlled corporation	717,255,360 *(Note 4)*	19.52
Winibest Company Limited	Beneficial owner	717,255,360 *(Note 5)*	19.52
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment (PTC) Corporation (formerly known as Ceress International Investment Corporation)	Trustee	223,014,080 *(Note 6)*	6.07
Federal Trust Company Limited	Trustee	211,943,040 *(Note 1)*	5.77
Merriland Overseas Limited	Trustee	211,943,040 *(Note 7)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited, HSBC Trustee (Guernsey) Limited and Federal Trust Company Limited were interested and 708,755,360 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' Interests of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *48,000,000 of the shares in which HSBC International Trustee Limited was interested were the same interests in which Mr. Richard Li-Chung Wang was interested as referred to above under Directors' interests of Disclosure of Interests.*

4. *The interests of Great Sound Global Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

5. *The interests of Winibest Company Limited in the Company were duplicated by the interests in the Company held by Great Sound Global Limited.*

6. *The interests of Ceress International Investment (PTC) Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

7. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by Federal Trust Company Limited.*

Save as disclosed herein, as at 31st March 2009, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

Share Scheme

SHARE OPTION SCHEME

The Company had on 29th July 2002 adopted a share option scheme (herein referred to as "the Scheme").

The major terms of the Scheme, in conjunction with the requirements of Chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), are as follows:

(a) Purpose

The purpose of the Scheme is to provide incentive or rewards to participants.

(b) Participants

The participants of the Scheme are

(i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or

(ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or

(iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate.

(c) Maximum number of shares

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

(d) Time of acceptance and exercise of an Option

There is no specific requirement under the Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the Scheme provide that the Board has the discretion to impose a minimum period at the time of grant of any particular option. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted.

(e) Subscription price for shares

The subscription price for shares shall be a price determined by the Directors, but shall not be less than the higher of

(i) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and

(ii) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

(f) Period of the Scheme

The Scheme will remain in force for a period of 10 years from the date of adoption of such Scheme.

Details of the share options granted under the Scheme up to the date of this report were as follows:

Type of Grantees	Options held at 01/04/2008 and 31/03/2009	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	350,000	8.02	17/09/2002	01/08/2004	16/09/2012
	350,000	8.02	17/09/2002	01/08/2005	16/09/2012
	275,000	9.65	31/07/2003	01/07/2005	30/07/2013
	275,000	9.65	31/07/2003	01/07/2006	30/07/2013
	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	1,550,000				

LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at the date of this report were as follows:

Number of shares purchased	Average purchase price (HK$)	Total shares granted in 2005-2009	Shares vested				Shares to be vested				
			2006	2007	2008	2009	2010	2011	2012	2013	2014
8,960,000	4.66	8,914,000	680,000	780,000	984,000	1,230,000	1,560,000	1,390,000	1,030,000	810,000	450,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Johnson Electric Group Ten-Year Summary

A summary of the results and of the assets and liabilities of the Group for last ten financial years are set out on pages 144 to 145.

Pre-emptive Rights

No pre-emptive rights exist under Bermudian law in relation to issues of new shares by the Company.

Major Suppliers and Customers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Senior Management

The biographical details of the senior management as at the date of this report are set out in the Biographical Details of Directors and Senior Management section on pages 60 to 65.

Corporate Governance

Principal corporate governance practices as adopted by the Company are set out in the Corporate Governance Report on pages 40 to 50.

Directors' Responsibilities for the Accounts

The Directors are responsible for the preparation of accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31st March 2009, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent and reasonable; and have prepared the accounts on the going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

Auditor

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 5th June 2009

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Yik-Chun Koo Wang
Non-Executive Director
Honorary Chairman

Yik-Chun Koo Wang, age 92, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited.

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Member of Nomination And Corporate Governance Committee

Patrick Shui-Chung Wang, age 58, obtained his BSc and MSc degrees in Electrical Engineering and received an Honorary Doctorate of Engineering from Purdue University in Indiana, U.S.A. He joined the Johnson Electric Group in 1972 and became a director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. Appointed by the Government of the Hong Kong Special Administrative Region, Dr. Wang is a member of the Task Force on Economic Challenges and a member of the Steering Committee on the Promotion of Electric Vehicles. He is also the Chairman and a director of the Hong Kong Applied Science and Technology Research Institute Company Limited, a non-executive director and a member of the Audit Committee of the Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Tristate Holdings Limited and VTech Holdings Limited. He is a son of the Honorary Chairman, Ms. Yik-Chun Koo Wang.

Winnie Wing-Yee Wang
Vice-Chairman
Member of Remuneration Committee

Winnie Wing-Yee Wang, age 62, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a director in 1971 and Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She is a sister of the Chairman and Chief Executive, Dr. Patrick Wang.

Richard Li-Chung Wang
Executive Director

Richard Li-Chung Wang, age 65, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is an adviser to the Chief Executive. Mr. Wang is a director of UCBH Holdings, Inc. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Austin Jesse Wang

Executive Director

Austin Jesse Wang, age 28, graduated from Massachusetts Institute of Technology with M.Eng and B.S. degrees in Computer Science and Electrical Engineering. He is a director of a number of the Company's subsidiaries including Johnson Electric International Limited, Johnson Electric Automotive, Inc. and Johnson Electric International AG. He is presently a Technical Product Manager with Saia-Burgess Controls, a subsidiary of the Company, and prior to that was a Senior Manager Operations for Saia-Burgess Industry Division. Mr. Wang joined the Johnson Electric Group in 2006, having previously worked as a consulting engineer in the computing industry. Mr. Wang is the son of the Chairman and Chief Executive, Dr. Patrick Wang.

Peter Kin-Chung Wang

Non-Executive Director

Member of Audit Committee

Peter Kin-Chung Wang, age 55, has been a Non-Executive Director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman and Chief Executive Officer of Tristate Holdings Limited and the Chairman and Managing Director of Hua Thai Manufacturing Public Company Limited (formerly listed on The Stock Exchange of Thailand). Mr. Wang won the Young Industrialist Awards of Hong Kong in 1998. In 2005, he received the Outstanding Industrial Engineer Award from the School of Industrial Engineering of Purdue University. He is the Honorary Chairman of the Hong Kong Garment Manufacturers Association Limited, a Vice Chairman of the Textile Council of Hong Kong Limited, a director of The Federation of Hong Kong Garment Manufacturers, a member of the Executive Committee of the Hong Kong Shippers' Council, and a member of the Textiles and Garment Subsector of the Election Committee for electing the Chief Executive of the Hong Kong Special Administrative Region in 2007. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Peter Stuart Allenby Edwards

Independent Non-Executive Director

Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 61, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies.

Patrick Blackwell Paul

Independent Non-Executive Director
Chairman of Audit Committee and
Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 61, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong.

Oscar de Paula Bernardes Neto

Independent Non-Executive Director
Member of Remuneration Committee

Oscar de Paula Bernardes Neto, age 62, has been an Independent Non-Executive Director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently a partner of Integra Associados and a director of Delphi Corporation, Metalúrgica Gerdau S.A., Gerdau S.A., Companhia Suzano de Papel e Celulose, Localiza and São Paulo Alpargatas S.A. He is also a member of the Advisory Boards of Bunge Brasil, Alcoa Brasil and Veirano Associados.

Laura May-Lung Cha *SBS, JP*

Independent Non-Executive Director

Laura May-Lung Cha, age 59, has been an Independent Non-Executive Director of the Company since 2004. She obtained a BA degree from the University of Wisconsin and a JD degree from the Santa Clara University. She practiced as an attorney in the 1980's in San Francisco and Hong Kong. She was Deputy Chairman of the Securities and Futures Commission, a Vice-Chairman of the China Securities Regulatory Commission and a member of the Committee of 100 in the US. Mrs. Cha is currently a Non-Official Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, a HKSAR Deputy of the 11th National People's Congress PRC, a Member of the Standing Committee of The Chinese People's Political Consultative Conference Shanghai Committee, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Bank of Communications and an independent non-executive director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She is also Chairman of the University Grants Committee in Hong Kong, Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption in Hong Kong, a member of the Advisory Board of the Millstein Center of Corporate Governance and Performance at the Yale University, a Senior Advisor to The Investor AB Group in Sweden and a member of the International Council of The Asia Society.

Michael John Enright

Independent Non-Executive Director

Chairman of Remuneration Committee and

Member of Audit Committee

Michael John Enright, age 50, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a director in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is a non-executive director of Shui On Construction and Materials Ltd.

SENIOR MANAGEMENT

Vijayan Chinnasami

Senior Vice President, Industry Products Group

Vijayan Chinnasami, aged 43, holds a Bachelor of Engineering Degree from the Swinburne University of Technology, Australia. He is responsible for the strategic, commercial and operational direction of the Industry Products Group worldwide. He joined the Johnson Electric Group in 2008. Prior to joining the Group, he worked for Flextronics International as Vice President and General Manager of Consumer Electronics and prior to that held a number of general management, operations and engineering positions in Ericsson Mobile Communications, Robert Bosch, and Sony Electronics.

Tung-Sing Choi

Senior Vice President, Strategic Manufacturing

Tung-Sing Choi, age 59, is responsible for the global manufacturing management of the Group. He joined the Johnson Electric Group in 1968 and has more than 40 years of experience in motor component manufacturing, motor assembly processes, and the utilization of machines and fixtures.

James Randolph Dick

Senior Vice President, Sales & Strategic Marketing

James Randolph Dick, age 55, holds a BSc in Electrical and Electronic Engineering from the University of Paisley in Scotland. He is responsible for developing responses to macro market issues and leading the Company's selling process. He joined the Johnson Electric Group in 1999. He has 30 years of experience in high technology management throughout the world. Prior to joining the Group, he held executive positions with Xerox in the U.S.A., IBM in Europe, and most recently with Astec (BSR) Plc, an Emerson Electric company, based in Hong Kong.

Robert Allen Gillette

Senior Vice President, Supply Chain Services

Robert Allen Gillette, age 43, holds a BS degree in Electrical Engineering from Washington University and an MBA concentrating in Operations and Finance from Vanderbilt University. He is responsible for providing leadership and strategic direction in supply chain management for all business units of Johnson Electric. Prior to joining the Group in 2007, he worked for Emerson Electric where he held various operations, marketing and supply chain positions in North America and Asia.

Joseph Alan Guisinger

Senior Vice President, Strategic Business Development – Americas

Joseph Alan Guisinger, age 42, obtained a BSBA degree in Transportation and Logistics from Ohio State University and a Masters Degree in International Management from Thunderbird School of Global Management. He joined Johnson Electric in 2004 and is responsible for developing new business opportunities for the Group in North America and Latin America and for leading various corporate and business improvement initiatives in the region. Prior to joining the Group, he worked for Emerson Electric and held senior positions in supply chain management in Asia and North America.

Christopher John Hasson

Executive Vice President

Christopher John Hasson, age 46, educated at Manchester University and London Business School (Corporate Finance and Accounting). He is responsible for corporate business development, mergers and acquisitions, corporate strategic planning, and for supervision of the legal and company secretarial functions. In addition, he is responsible for business units and investments under Johnson Electric Capital, including Parlex Corporation, Saia-Burgess Controls, and China Autoparts, Inc. Prior to joining Johnson Electric in 2002, he was a partner of The Boston Consulting Group.

Kam-Chin Ko

Senior Vice President, Automotive Products Group – Asia

Kam-Chin Ko, age 43, holds a MSc degree in Manufacturing System Engineering from the University of Warwick, U.K. He is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Asia. He joined Johnson Electric in 1988 and in previous positions led the Components and Services Group and the Corporate Engineering function. He is a member of The Institute of Engineering and Technology, and a member of the Institute of Industrial Engineers.

Clive Barry Kydd

Senior Vice President and Chief Financial Officer

Clive Barry Kydd, age 59, is a Fellow of the Institute of Chartered Accountants in England & Wales. He is responsible for overall corporate finance, controllership, accounting and reporting, treasury, tax and information technology as well as the coordination of internal audit. Prior to joining Johnson Electric in 2006 he held senior financial positions in multi-national companies which include The Hawker Siddeley Group, The BOC Group, Lucent Technologies and Aliant Inc. He has worked in the US, Canada and Europe and has extensive international experience.

Peter Henry Langdon

Senior Vice President, Human Resources

Peter Henry Langdon, age 60, holds Bachelor's (Hons.) and Master's degrees in Politics and Economics. He joined Johnson Electric in December 2007 and is responsible for human resources, environmental and health & safety. Prior to joining Johnson Electric, he was responsible for human resources and was the Assistant Corporate Secretary for a major international energy service company.

Yue Li

Senior Vice President, Corporate Engineering

Yue Li, age 49, obtained a Bachelor of Science degree from Tsinghua University and also a Ph.D from University of Wisconsin-Madison. He is responsible for overall corporate technology, engineering operations and Value Innovation Programs. Prior to joining Johnson Electric in 2004, he worked for Emerson Electric in St. Louis as director of new products, also for Carrier Corporation in Syracuse as director of power electronics and motor technologies, and for Emergency One Inc. in Florida as vice president of product management.

Marc-Olivier Lorenz

Senior Vice President, Automotive Products Group – Europe and the Americas

Marc-Olivier Lorenz, age 47, obtained a Bachelor of Business Administration degree from HEC Lausanne University, Switzerland. He is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Europe and the Americas. In 1999 he joined the Swiss based Saia-Burgess company and became Director of the Automotive division. Prior to joining Saia-Burgess, which was acquired by Johnson Electric in 2005, he held various executive positions with Dana Corporation from operational to sales and marketing functions.

Contents of

STATEMENT OF ACCOUNTS

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF JOHNSON ELECTRIC HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Johnson Electric Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 68 to 143, which comprise the consolidated and company balance sheets as at 31st March 2009, and the consolidated profit and loss account, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5th June 2009

CONSOLIDATED BALANCE SHEET

As at 31st March 2009

	Note	**2009**	2008
		US$'000	US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**368,143**	409,864
Investment properties	6	**37,025**	38,978
Leasehold land and land use rights	7	**23,170**	22,462
Intangibles	8	**662,094**	775,162
Associated companies	10	**1,672**	1,920
Deferred income tax assets	20	**36,463**	28,892
Available-for-sale financial assets	11	**3,525**	5,833
Other financial assets at fair value through profit or loss	15	**9,039**	8,813
		1,141,131	1,291,924
Current assets			
Stocks and work in progress	13	**202,772**	269,924
Trade and other receivables	14	**272,376**	505,561
Other financial assets	12	**6,385**	15,111
Income tax recoverable		**8,159**	4,126
Pledged deposits	16	**17,122**	–
Bank balances and cash	16	**302,002**	268,031
		808,816	1,062,753
Current liabilities			
Trade and other payables	17	**225,952**	352,286
Current income tax liabilities		**12,937**	25,642
Other financial liabilities	12	**15,986**	24,979
Borrowings	18	**1,082**	37,796
Provisions and other liabilities	19	**20,167**	30,003
		276,124	470,706
NET CURRENT ASSETS		**532,692**	592,047
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,673,823**	1,883,971

	Note	**2009 US$'000**	2008 US$'000
Non-current liabilities			
Borrowings	18	**527,827**	526,686
Other financial liabilities	12	**22,426**	84,639
Deferred income tax liabilities	20	**80,863**	96,500
Provisions and other liabilities	19	**44,559**	43,216
		675,675	751,041
NET ASSETS		**998,148**	1,132,930
EQUITY			
Share capital and share premium	21	**78,441**	77,704
Reserves	22	**885,965**	978,080
Proposed dividends	22	–	46,158
		964,406	1,101,942
Minority interests		**33,742**	30,988
TOTAL EQUITY		**998,148**	1,132,930

The notes on pages 75 to 143 are an integral part of these financial statements.

PATRICK SHUI-CHUNG WANG
Director

WINNIE WING-YEE WANG
Director

COMPANY BALANCE SHEET

As at 31st March 2009

	Note	**2009**	2008
		US$'000	US$'000
ASSETS			
Non-current assets			
Interest in subsidiaries	9	**1,071,885**	1,068,311
Available-for-sale financial assets	11	**2,098**	3,850
		1,073,983	1,072,161
Current assets			
Other receivables	14	**–**	46
Amounts due from subsidiaries	9	**529,448**	580,927
Other financial assets	12	**396**	1,667
Bank balances and cash	16	**509**	259
		530,353	582,899
Current liabilities			
Other payables	17	**464**	1,102
Other financial liabilities	12	**1,028**	–
Amounts due to subsidiaries	9	**561,611**	530,898
		563,103	532,000
NET CURRENT ASSETS		**(32,750)**	50,899
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,041,233**	1,123,060
Non-current liabilities			
Borrowings	18	**524,152**	523,728
Other financial liabilities	12	**22,426**	82,815
		546,578	606,543
NET ASSETS		**494,655**	516,517
EQUITY			
Share capital and share premium	21	**78,441**	77,704
Reserves	22	**416,214**	392,655
Proposed dividends	22	**–**	46,158
TOTAL EQUITY		**494,655**	516,517

The notes on pages 75 to 143 are an integral part of these financial statements.

PATRICK SHUI-CHUNG WANG
Director

WINNIE WING-YEE WANG
Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2009

	Note	**2009 US$'000**	2008 US$'000
CONTINUING OPERATIONS			
Sales	4	**1,828,165**	2,220,792
Cost of goods sold		**(1,402,468)**	(1,656,452)
Gross profit		**425,697**	564,340
Other (losses)/income and gains	23	**(6,600)**	17,701
Selling and administrative expenses	24	**(353,439)**	(369,239)
Restructuring provision and assets impairment	25	**(18,789)**	(23,986)
Operating profit		**46,869**	188,816
Finance costs, net	28	**(9,603)**	(18,745)
Share of profits of associated companies		**128**	117
Profit before income tax		**37,394**	170,188
Tax income/(expenses)	29	**443**	(31,939)
Profit for the year from continuing operations		**37,837**	138,249
DISCONTINUED OPERATIONS			
Loss from discontinued operations	30	**(31,137)**	–
PROFIT FOR THE YEAR		**6,700**	138,249
Attributable to:			
Equity holders of the Company	31	**2,591**	130,849
Minority interests		**4,109**	7,400
		6,700	138,249
Dividends	32	–	67,353
Basic and diluted earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– From continuing operations	33	**0.92**	3.57
– From discontinued operations	33	**(0.85)**	–
		0.07	3.57

The notes on pages 75 to 143 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st March 2009

	Note	**2009**	2008
		US$'000	US$'000
Exchange (losses)/gains on translation of foreign subsidiaries and associated companies		**(79,641)**	110,199
Fair value (losses) on hedging instruments	22	**(11,050)**	(13,875)
Deferred income tax (expenses)/income on fair value change on hedging instruments	20	**(638)**	2,747
Actuarial (losses) of defined benefit plans	19	**(5,872)**	(6,688)
Gain on revaluation of property, plant and equipment transferred to investment properties	6	**3,338**	4,346
Available-for-sale financial assets:			
– fair value (losses)	11	**(938)**	(660)
– release of reserves upon impairment		**608**	–
– release of reserves upon disposal		**173**	(159)
Deferred income tax effect on actuarial losses of defined benefit plans	20	**781**	2,977
Deferred income tax expense on revaluation of property, plant and equipment transferred to investment properties	20	**(387)**	(760)
Capital reserve released on disposal of subsidiaries	22	**–**	(45)
Net (expenses)/income recognised directly in equity		**(93,626)**	98,082
Profit for the year		**6,700**	138,249
Total recognised (expenses)/income for the year		**(86,926)**	236,331
Attributable to:			
Equity holders of the Company		**(91,753)**	226,602
Minority interests			
Share of profit for the year		**4,109**	7,400
Exchange gains on translation of foreign subsidiaries		**718**	2,329
		(86,926)	236,331

The notes on pages 75 to 143 are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2009

	Note	**2009**	2008
		US$'000	US$'000
CONTINUING OPERATIONS			
Cash Flows From Operating Activities	36	259,864	315,923
Other operating cash flows			
Interest paid		(14,613)	(30,765)
Tax paid		(28,322)	(22,675)
		(42,935)	(53,440)
Net Cash Generated from Operating Activities		**216,929**	262,483
Investing and Financing Activities			
Investing activities			
Acquisition of subsidiaries, net of cash acquired	37	(2,468)	(151)
Purchase of property, plant and equipment and leasehold land and land use rights		(62,847)	(97,126)
Proceeds from sale of fixed assets	36	8,141	13,786
Proceeds from sale of an associated company		–	2,697
Purchase of intangible assets		–	(1,419)
Purchase of available-for-sale financial assets		(9)	(1,986)
Purchase of other financial assets at fair value through profit and loss		–	(3,000)
Proceeds from sale of available-for-sale finance assets		823	1,180
Proceeds from sale of other financial assets at fair value through profit and loss		1,005	124
(Increase) in pledged deposits		(17,122)	–
Decrease/(increase) in time deposit		1,281	(1,281)
Interest received		6,105	7,380
Dividend received from associated companies		147	154
Acquisition of minority interests		(428)	–
Dividends paid to minority interests		(1,637)	(1,502)
Net cash used in investing activities		(67,009)	(81,144)

CONSOLIDATED CASH FLOW STATEMENT

	2009	2008
	US$'000	US$'000
Financing activities		
Purchase of treasury shares	(145)	(5,103)
Proceeds from borrowings	48,664	80,072
Repayments of borrowings	(70,524)	(89,669)
Dividends paid	(46,158)	(61,230)
Unwind currency swap	(13,230)	–
Net cash used in financing activities	(81,393)	(75,930)
Net Cash Used in Investing and Financing Activities	**(148,402)**	(157,074)
NET INCREASE IN CASH AND CASH EQUIVALENTS FOR CONTINUING OPERATIONS	**68,527**	105,409
DISCONTINUED OPERATIONS – NET CASH AND CASH EQUIVALENTS (CONSUMED)		
Operating and investing activities	(12,997)	–
Financing activities	(13,673)	–
	(26,670)	–
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**266,750**	149,282
EXCHANGE (LOSS) / GAINS ON CASH AND BANK OVERDRAFTS	**(6,605)**	12,059
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**302,002**	266,750

ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Deposits and Bank Balances	**302,002**	268,031
Less: Time Deposit	–	(1,281)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**302,002**	266,750

The notes on pages 75 to 143 are an integral part of these financial statements.

NOTES TO THE ACCOUNTS

1. General information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The Group has engineering, manufacturing and sales operations throughout the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements are presented in thousands of US dollars (US$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 5th June 2009.

2. Principal accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention except that available-for-sale financial assets, financial assets and financial liabilities (including financial instruments) at fair value through profit or loss, and investment properties are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

In 2008/09, the Group adopted the new / revised standards and interpretations of HKFRS. The effect of adopting the new HKFRS is disclosed in note 40.

2.1 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31st March 2009.

2.2 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

2. Principal accounting policies *(Cont'd)*

2.2 Subsidiaries *(Cont'd)*

Subsidiaries are fully consolidated from the date on which control is transferred to the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss accounts.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals of minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Increases in our share of subsidiaries with a minority interest result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

2.3 Associated companies

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other long term unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Principal accounting policies *(Cont'd)*

2.4 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment represents products or services that are subject to risks and returns different from those of segments operating in other economic environments.

2.5 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity holders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. Principal accounting policies *(Cont'd)*

2.6 Property, plant and equipment

Property, plant and equipment other than investment properties (note 2.7) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged in the profit and loss account during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method. This distributes their cost or revalued amounts over their estimated useful lives, on the following bases:

Buildings on leasehold land	The unexpired term of lease
Buildings situated on freehold land	20 to 50 years
Plant and machinery, equipment, and tools and moulds	2 to 11 years
Furniture and fixtures, motor vehicles, aircraft and computers	1 to 25 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses arising from the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised as income or expense in the profit and loss account.

An asset's carrying amount is written down immediately to its estimated recoverable amount if this is lower.

2.7 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

2. Principal accounting policies *(Cont'd)*

2.7 Investment properties *(Cont'd)*

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Changes in fair values are recognised in the profit and loss account.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit and loss account.

2.8 Leasehold land and land use rights

The up-front prepayments made for leasehold land and land use rights are accounted for as operating leases. They are expensed in the profit and loss account on a straight-line basis over the periods of the lease, or when there is impairment, the impairment is expensed in the profit and loss account.

2.9 Intangibles

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries and associated companies at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies is included in investments in associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill will not reverse. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Goodwill previously eliminated against reserves, prior to 2001, will not be restated or recognised in the profit and loss account upon disposal or impairment of an interest in a subsidiary.

2. Principal accounting policies *(Cont'd)*

2.9 Intangibles *(Cont'd)*

(b) Intangible assets (other than goodwill)

Patents, technology, brands and client relationships that are acquired by the Group are stated in the balance sheet at fair value at the date of acquisition less accumulated amortisation and impairment losses.

Research and development costs are expensed as incurred and are only recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful life. The estimated useful life for amortisation purposes is:

Patents	3 to 4 years
Technology	15 years
Brands	25 years
Client relationships	5 to 25 years
Research and development cost	5 years

2.10 Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet become available for use are not subject to amortisation, but are tested at least annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generated units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2. Principal accounting policies *(Cont'd)*

2.11 Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Other financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Other financial assets/liabilities are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date.

(b) Receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market and they are included in current assets. Receivables are included in trade and other receivables in the balance sheet (note 2.14).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the profit and loss account. Financial assets are not recognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. If the fair value of the available-for-sale financial assets cannot be measured reliably, the carrying amount is a reasonable approximation of fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the profit and loss account within other (losses)/gains – net, in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the profit and loss account as part of other income when the Group's right to receive payments is established.

2. Principal accounting policies *(Cont'd)*

2.11 Financial assets *(Cont'd)*

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the profit and loss account as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the profit and loss account as part of other income. Dividends on available-for-sale equity instruments are recognised in the profit and loss account as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group adopted the fair value determined by the financial institutions.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

2.12 Other financial assets and liabilities

Other financial assets and liabilities are related to financial instruments and hedging activities.

The financial instruments are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the financial instrument is designed as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain financial instruments as either:

(a) hedges of a particular risk associated with a recognised liability or a highly probable forecast transaction (cash flow hedge); or

(b) hedges of a net investment in a foreign operation (net investment hedge).

2. Principal accounting policies *(Cont'd)*

2.12 Other financial assets and liabilities *(Cont'd)*

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various financial instruments used for hedging purposes are disclosed in Note 12. Movements on the hedging reserve in shareholders' equity are shown in Note 22. The full fair value of a hedging financial instrument is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months. Trading financial instruments are classified as a current asset or liability.

(a) Cash flow hedge

The effective portion of changes in the fair value of financial instruments that are designated and qualify as cash flow hedges are recognised in equity.

Amounts accumulated in equity are released in the profit and loss account in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective copper hedging is recognised in the profit and loss account within cost of goods sold. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging sales and purchase transaction denominated in Euro is recognised in the profit and loss account within administrative expenses.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account within other (losses)/gains – net.

(b) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss of the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account within other (losses)/gains – net.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is partially disposed of or sold.

(c) Financial instruments that do not qualify for hedge accounting

Certain financial instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these financial instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account within other (losses)/gains – net.

2. Principal accounting policies *(Cont'd)*

2.13 Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.14 Trade and other receivables

Trade and other receivables are recognised at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account within selling and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and administrative expenses in the profit and loss account.

2.15 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits with banks that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, and within three months of maturity at acquisition.

2.16 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2.17 Trade payables

Trade payables are recognised at fair value.

2. Principal accounting policies *(Cont'd)*

2.18 Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.19 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated income statement, except to the extent that it relates to items recognised directly in equity. In this case, the tax is also recognised in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is only accounted for if it arises from the initial recognition of an asset or liability in a transaction or event that affects either accounting or taxable profit or loss at the time of such a transaction.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are only recognised to the extent that it is probable a future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is also provided where applicable on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.20 Employee benefits

(a) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group and/or the employees pay fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

2. Principal accounting policies *(Cont'd)*

2.20 Employee benefits *(Cont'd)*

(a) Pension obligations *(Cont'd)*

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Based on the recognition policy in Amendment to HKAS 19, actuarial gains and losses are charged or credited to equity in the consolidated statement of recognised income and expense in the period in which they arise.

Past-service costs are recognised immediately in the profit and loss account, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans.

Under the share option scheme, the fair value of the options granted to the employees for their services rendered is recognised as an expense over the vesting period. At each balance sheet date, the management revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, with a corresponding adjustment to equity.

Under the long-term incentive scheme, shares granted to eligible employees for their services are charged as an expense based on the share price at the grant date.

(c) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(d) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

2. Principal accounting policies *(Cont'd)*

2.21 Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.22 Revenue recognition

(a) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(b) Interest income

Interest income is recognised when it is earned on a time-proportion basis using the effective interest method.

(c) Gross earnings from investments in finance leases

Gross earnings from investments in finance leases are recognised on the basis as set out in note 2.23(a).

(d) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

(e) Royalty income

Royalty income is recognised on an accrual basis.

2.23 Leases

HKAS 17 defines a lease as being an agreement whereby the lessor conveys to the lessee in return for a payment, or series of payments, the right to use an asset for an agreed period of time.

(a) Finance leases as the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income.

Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

When assets are leased out under an operating lease, the asset is included in the balance sheet based on the nature of the asset.

Lease income is recognised over the term of the lease on straight-line basis.

2. Principal accounting policies *(Cont'd)*

2.23 Leases *(Cont'd)*

(b) Finance leases as the lessee

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the profit and loss account over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

(c) Operating leases as the lessee

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

2.24 Dividend distribution

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements when the dividends are approved by the Company's equity holders.

2.25 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

3. Accounting estimates and judgements

Estimates and judgements are made based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that may have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Goodwill impairment test

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.9. The recoverable amounts are determined based on value-in-use calculations. In assessing the value in use, management considers changes in economic conditions and makes assumptions regarding estimated future cashflows and other factors. These calculations require the use of estimates (note 8).

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business, and for this judgement is required. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Warranty claims

The Group generally offers warranties for its motors and other products. Consequently, management uses historical warranty claims experience as well as recent trends to determine the need for warranty provision. On legal claims brought against the Group by customers, provision will be made based on the judgement on the merits of a warranty claim against the Group, the existence of any obligation under the warranty commitment and the legal opinions.

(d) Useful lives and impairment of property, plant and equipment and other intangible assets

The Group's management determine the estimated useful lives, residual values and related depreciation and amortisation charges for the property, plant and equipment and other intangible assets with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management will revise the depreciation and amortisation charges where useful lives are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives; actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation and amortisation expense in the future periods interest rates on interest-bearing assets.

The Group reviews tangibles and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recovered. Assessing the impairment loss requires a determination of fair value which is based on the best estimates and information available.

(e) Fair value of other financial assets/liabilities

The Group relies on bank valuations to determine the fair value of financial assets/liabilities which in turn are determined using various estimates and valuation techniques.

4. Segment information

Primary reporting format – business segments

Turnover of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The manufacturing segment comprised automotive products group (APG), industry products group (IPG) and other products manufactured by the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group. The discontinued operations are Green Vision Group, please refer to details in note 30.

The segment results for the year ended 31st March 2009 are as follows :

	Manufacturing US$'000	Trading US$'000	Continuing operations US$'000	Discontinued operations US$'000	Group US$'000
Sales	1,765,805	62,360	**1,828,165**	50,452	1,878,617
Segment operating profit/(loss)	64,537	(17,668)	46,869	(31,137)	15,732
Finance costs, net	(9,261)	(342)	(9,603)	–	(9,603)
Share of profits of associated companies	128	–	128	–	128
Profit/(loss) before income tax	55,404	(18,010)	37,394	(31,137)	6,257
Tax income	405	38	443	–	443
Profit/(loss) for the year	55,809	(17,972)	37,837	(31,137)	**6,700**
Attributable to:					
Equity holders of the Company					**2,591**
Minority interests					**4,109**
					6,700
Total assets					
Segment assets	1,879,790	23,479	1,903,269	384	1,903,653
Associated companies	1,672	–	1,672	–	1,672
Deferred income tax assets and income tax recoverable	44,613	9	44,622	–	44,622
	1,926,075	23,488	1,949,563	384	1,949,947
Total liabilities					
Segment liabilities	852,699	3,843	856,542	1,457	857,999
Deferred income tax liabilities and income tax liabilities	93,766	34	93,800	–	93,800
	946,465	3,877	950,342	1,457	951,799
Total assets less total liabilities	979,610	19,611	999,221	(1,073)	**998,148**
Other information					
Restructuring provision and assets impairment	13,967	4,822	18,789	–	18,789
Capital expenditure:					
– Acquisition of property, plant and equipment and leasehold land	63,048	50	63,098	1,127	64,225
– Addition of intangible assets	1,943	–	1,943	–	1,943
Addition of property, plant and equipment from the acquisition of subsidiaries	129	–	129	–	129
Depreciation on property, plant and equipment	70,207	151	70,358	120	70,478
Amortisation charge on leasehold land and land use rights	687	–	687	–	687
Amortisation charge on intangibles	18,364	39	18,403	526	18,929

4. Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

The segment results for the year ended 31st March 2008 are as follows :

	Manufacturing US$'000	Trading US$'000	Group US$'000
Sales	2,089,393	131,399	2,220,792
Segment operating profit	188,624	192	188,816
Finance costs, net	(17,990)	(755)	(18,745)
Share of profits of associated companies	117	–	117
Profit/(loss) before income tax	170,751	(563)	170,188
Tax expense	(31,464)	(475)	(31,939)
Profit/(loss) for the year	139,287	(1,038)	138,249
Attributable to:			
Equity holders of the Company			130,849
Minority interests			7,400
Profit for the year			138,249
Total assets			
Segment assets	2,238,150	81,589	2,319,739
Associated companies	1,920	–	1,920
Deferred income tax assets and income tax recoverable	33,000	18	33,018
	2,273,070	81,607	2,354,677
Total liabilities			
Segment liabilities	1,047,011	52,594	1,099,605
Deferred income tax liabilities and income tax liabilities	121,709	433	122,142
	1,168,720	53,027	1,221,747
Total assets less total liabilities	1,104,350	28,580	1,132,930
Other information			
Restructuring provision and assets impairment	23,986	–	23,986
Capital expenditure:			
– Acquisition of property, plant and equipment and leasehold land	96,014	1,324	97,338
– Addition of intangible assets	2	1,553	1,555
Addition of property, plant and equipment from the acquisition of subsidiaries	–	34	34
Depreciation on property, plant and equipment	71,975	189	72,164
Amortisation charge on leasehold land and land use rights	684	–	684
Amortisation charge on intangibles	17,777	116	17,893

4. Segment information *(Cont'd)*

Secondary reporting format – geographical segments

In presenting information on the basis of geographical segments, sales from continuing operations are attributed to the region from which the customer orders are originated. Segment assets and capital expenditure are based on the location of the assets.

	Sales		Capital expenditure		Segment assets	
	2009	2008	**2009**	2008	**2009**	2008
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Asia	**600,774**	709,689	**44,994**	69,991	**837,976**	907,503
America	**426,808**	524,096	**4,661**	6,443	**164,910**	203,699
Europe	**800,583**	987,007	**16,513**	22,459	**900,767**	1,208,537
	1,828,165	2,220,792	**66,168**	98,893	**1,903,653**	2,319,739

Segment sales, capital expenditure and segment assets from discontinued operations are all attributable to Asia.

5. Property, plant and equipment

Group

	Freehold land and buildings US$'000	Plant and machinery US$'000	Assets under construction US$'000	Moulds and tools US$'000	Other assets* US$'000	Total US$'000
At 1st April 2007						
Cost	192,850	552,892	16,104	212,245	102,517	1,076,608
Accumulated depreciation and impairment	(68,730)	(399,693)	–	(145,270)	(72,896)	(686,589)
Net book amount	124,120	153,199	16,104	66,975	29,621	390,019
Year ended 31st March 2008						
Opening net book amount	124,120	153,199	16,104	66,975	29,621	390,019
Exchange differences	11,498	6,256	167	1,512	1,921	21,354
Acquisition of subsidiaries	–	34	–	–	–	34
Additions	8,616	22,809	20,521	10,239	35,153	97,338
Transfer	939	3,908	(17,235)	9,294	3,094	–
Transfer to investment properties	(5,990)	–	–	–	–	(5,990)
Disposals	(1,550)	(2,440)	(625)	(352)	(314)	(5,281)
Provision for impairment (note 26)	(8,338)	(3,150)	–	(1,268)	(2,690)	(15,446)
Depreciation	(7,405)	(32,490)	–	(20,330)	(11,939)	(72,164)
Closing net book amount	121,890	148,126	18,932	66,070	54,846	409,864
At 1st April 2008						
Cost	190,129	591,176	18,932	248,625	153,414	1,202,276
Accumulated depreciation and impairment	(68,239)	(443,050)	–	(182,555)	(98,568)	(792,412)
Net book amount	121,890	148,126	18,932	66,070	54,846	409,864
Year ended 31st March 2009						
Opening net book amount	121,890	148,126	18,932	66,070	54,846	409,864
Exchange differences	(8,943)	(4,598)	(139)	(954)	(2,261)	(16,895)
Acquisitions of subsidiaries (note 37)	87	36	–	3	3	129
Additions	9,440	16,376	15,431	11,961	7,613	60,821
Additions – discontinued operations	–	894	–	–	233	1,127
Transfer	7,748	7,455	(24,079)	8,081	795	–
Transfer to investment properties	(225)	–	–	–	–	(225)
Disposals	(2,220)	(3,846)	(570)	(734)	(750)	(8,120)
Provision for impairment (note 26)	(2,056)	(2,512)	–	(1,150)	(179)	(5,897)
Provision for impairment – discontinued operations	–	(1,903)	–	–	(280)	(2,183)
Depreciation	(8,654)	(30,201)	–	(19,436)	(12,067)	(70,358)
Depreciation – discontinued operations	–	(100)	–	–	(20)	(120)
Closing net book amount	117,067	129,727	9,575	63,841	47,933	**368,143**
At 31st March 2009						
Cost	184,377	568,007	9,575	246,550	146,667	1,155,176
Accumulated depreciation and impairment	(67,310)	(438,280)	–	(182,709)	(98,734)	(787,033)
Net book amount	117,067	129,727	9,575	63,841	47,933	**368,143**

Freehold land is located in Thailand, Europe and North America.

* Other assets comprise equipment, furniture and fixtures, motor vehicles and aircraft.

6. Investment properties

Group

	2009 US$'000	2008 US$'000
At beginning of the year	38,978	24,208
Exchange differences	(843)	524
Fair value (losses)/gains (note 23)	(5,435)	3,095
Transfer from property, plant and equipment and leasehold land		
– Costs	987	6,805
– Revaluation surplus (note 22)	3,338	4,346
At end of the year	**37,025**	38,978

The investment properties were revalued on an open market value basis as at 31st March 2009 by independent, professionally qualified valuers, DTZ Debenham Tie Leung Limited and Ellwanger & Geiger Limited, both Registered Professional Surveyors.

The Group leases out its investment properties under operating leases from 3 months to 3 years.

The Group's interests in investment properties are analysed as follows:

	2009 US$'000	2008 US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	33,841	33,727
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	3,184	5,251
	37,025	38,978

7. Leasehold land and land use rights

Group

	2009 US$'000	2008 US$'000
At beginning of the year	22,462	24,805
Exchange differences	90	164
Additions	2,277	–
Transfer to investment properties	(762)	(815)
Amortisation of prepaid operating lease payments (note 26)	(687)	(684)
Provision for impairment (note 26)	(207)	–
Disposals	(3)	(1,008)
At end of the year	**23,170**	22,462

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2009 US$'000	2008 US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	15,480	16,878
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	7,690	5,584
	23,170	22,462

8. Intangibles

Group

	Goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	Client relationships US$'000	Development costs US$'000	Total intangibles US$'000
At 1st April 2007							
Cost	401,015	3,441	136,160	56,038	94,188	5,723	696,565
Accumulated amortisation and impairment	–	(2,756)	(12,101)	(2,967)	(7,018)	(4,569)	(29,411)
Net book amount	401,015	685	124,059	53,071	87,170	1,154	667,154
Year ended 31st March 2008							
Opening net book amount	401,015	685	124,059	53,071	87,170	1,154	667,154
Exchange differences	73,920	8	22,330	10,794	17,198	96	124,346
Acquisition of subsidiaries	136	–	–	–	–	–	136
Additions	–	–	–	–	28	1,391	1.419
Amortisation (note 26)	–	(319)	(9,134)	(2,266)	(5,363)	(811)	(17.893)
Closing net book amount	475,071	374	137,255	61,599	99,033	1,830	775,162
At 31st March 2008							
Cost	475,071	4,168	162,804	68,004	114,337	7,596	831,980
Accumulated amortisation and impairment	–	(3,794)	(25,549)	(6,405)	(15,304)	(5,766)	(56,818)
Net book amount	475,071	374	137,255	61,599	99,033	1,830	775,162
Year ended 31st March 2009							
Opening net book amount	475,071	374	137,255	61,599	99,033	1,830	775,162
Exchange differences	(54,074)	(28)	(15,753)	(7,761)	(12,249)	(13)	(89,878)
Acquisition of subsidiaries	1,943	–	–	–	–	–	1,943
Amortisation (note 26)	–	(296)	(9,719)	(2,424)	(5,662)	(302)	(18,403)
Amortisation – discontinued operations	–	–	–	–	–	(526)	(526)
Provision for impairment (note 26)	(4,822)	–	–	–	(497)	(30)	(5,349)
Provision for impairment – discontinued operations	(20)	–	–	–	–	(835)	(855)
Closing net book amount	418,098	50	111,783	51,414	80,625	124	**662,094**
At 31st March 2009							
Cost	422,920	3,506	143,500	59,280	99,867	5,669	734,742
Accumulated amortisation and impairment	(4,822)	(3,456)	(31,717)	(7,866)	(19,242)	(5,545)	(72,648)
Net book amount	418,098	50	111,783	51,414	80,625	124	**662,094**

8. Intangibles *(Cont'd)*

Impairment test for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) as follows:

	2009 US$'000	2008 US$'000
Manufacturing	418,098	470,228
Trading	–	4,843
	418,098	475,071

In accordance with HKAS 36 "Impairment of Assets", and following the allocation of goodwill to CGU, the impairment test for goodwill was carried out by comparing the recoverable amounts to the carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecast approved by management covering FY 2009/10. Cashflows from FY 2011 onwards are projected based on financial forecasts using the estimated growth rates for manufacturing CGU of 3% to 10% for the years from 2011 to 2014 and a conservative growth rate of 1% to 2% from 2014 onwards (2008: 0% to 5%). The forecast profitability is based on past performance and expected future changes in costs and sales prices. Future cashflows are discounted at 7% (2008: 7.3%). The discount rate used is pre-tax and reflects specific risks relating to the relevant CGU. There was no evidence of impairment arising from tests of reasonable variations of the assumptions used for manufacturing CGU.

Due to the significant downturn of sales and profitability in the Trading CGU the associated goodwill of US$4.8 million has been charged in the accounts as an impairment. The loss has been included in restructuring provision and assets impairment in the consolidated profit and loss account.

9. Subsidiaries

Company

	2009 *US$'000*	*2008* *US$'000*
Unlisted shares, at cost	*1,001,969*	*1,001,969*
Amounts due from subsidiaries		
– non-current portion (note (a))	*69,916*	*66,342*
	1,071,885	*1,068,311*
Amounts due from subsidiaries		
– current portion (note (b))	***529,448***	*580,927*
Amounts due to subsidiaries		
– current portion (note (b))	***(561,611)***	*(530,898)*
	(32,163)	*50,029*
	1,039,722	*1,118,340*

Note:

(a) The amounts are unsecured, interest bearing at 3% to 4% per annum (2008: 3% to 4.4% per annum) and are not repayable in the foreseeable future.

(b) The amounts are unsecured, interest-free and repayable on demand (2008: the amounts are interest free except for amounts totaling US$36,000,000 , interest rate 4.4% per annum).

Details of principal subsidiaries are shown in note 42.

10. Associated companies

Group

	2009 US$'000	2008 US$'000
At beginning of the year	1,920	2,364
Exchange difference	(229)	299
Share of associated companies' results		
– profit before income tax	137	148
– tax expense	(9)	(31)
Dividend received	(147)	(154)
Disposal of an associated company	–	(706)
At end of the year	**1,672**	1,920

Details of principal associated companies are shown in note 42.

11. Available-for-sale financial assets

	Group		*Company*	
	2009 US$'000	2008 US$'000	*2009* *US$'000*	*2008* *US$'000*
At beginning of the year	5,833	5,131	*3,850*	*5,131*
Exchange differences	(556)	–	–	–
Additions	9	1,986	*9*	*3*
Disposal	(823)	(624)	*(823)*	*(624)*
Fair value (losses) transfer to equity (note 22)	(938)	(660)	*(938)*	*(660)*
At end of the year	**3,525**	5,833	***2,098***	*3,850*

Impairment provision of US$608,000 on available-for-sale financial assets was booked in the profit and loss account in 2009. There were no impairment provisions in 2008.

Available-for-sale financial assets include the following:

	Group		*Company*	
	2009 US$'000	2008 US$'000	*2009* *US$'000*	*2008* *US$'000*
Unlisted securities				
– Unlisted equity investments	**3,525**	5,833	***2,098***	*3,850*

11. Available-for-sale financial assets *(Cont'd)*

The carrying amounts of Group's available-for-sale financial assets are denominated in the following currencies:

	Group		*Company*	
	2009	2008	*2009*	*2008*
	US$'000	US$'000	*US$'000*	*US$'000*
US dollars	2,098	3,850	*2,098*	*3,850*
Pounds sterling	1,427	1,983	–	–
Total	**3,525**	5,833	***2,098***	*3,850*

12. Other financial assets and liabilities

Group

	Assets		Liabilities	
	2009	2008	2009	2008
	US$'000	US$'000	US$'000	US$'000
Cross currency interest rate swaps				
– net investment hedge	396	1,667	21,654	82,815
Interest-rate swaps				
– cash flow hedge (note (a))	–	–	1,800	–
Commodity contracts				
– copper hedging contracts				
(cash flow hedge) (note (b))	785	12,813	13,521	–
– held for trading	1,930	434	1,437	–
Forward foreign exchange contracts				
– cash flow hedge (note (c))	2,026	197	–	26,803
– held for trading	748	–	–	–
Others – held for trading	500	–	–	–
Total	6,385	15,111	38,412	109,618
Current portion	**6,385**	15,111	**15,986**	24,979
Non-current portion	**–**	–	**22,426**	84,639
Total	6,385	15,111	38,412	109,618

Note :

(a) Interest-rate swaps – cash flow hedge
The Group entered into an interest rate swap (principal US$372 million) during the year to fix the interest rate of the majority of the Group's borrowings.

(b) Copper hedging contracts
Gains and losses recognised in the hedging reserve in equity (note 22) on copper hedging contracts including copper forward contracts and swaps as of 31st March 2009 are recognised in the profit and loss account in the period or periods during which the hedged transaction affects the income statement. This is generally within 12 months from the balance sheet date.

(c) Forward foreign exchange contracts
Gains and losses recognised in the hedging reserve in equity (note 22) on forward foreign exchange contracts as of 31st March 2009 are recognised in the profit and loss account in the period or periods during which the hedged transaction affects the income statement. This is expected to occur during the next 2 months from the balance sheet date.

(d) The maximum exposure to credit risk at the reporting date is the fair value of other financial assets in the balance sheet.

12. Other financial assets and liabilities *(Cont'd)*

Company

	Assets		*Liabilities*	
	2009	*2008*	*2009*	*2008*
	US$'000	*US$'000*	*US$'000*	*US$'000*
Interest-rate swaps	–	–	*1,800*	–
Cross currency interest rate swaps	*396*	*1,667*	*21,654*	*82,815*
Total	*396*	*1,667*	*23,454*	*82,815*
Current portion	***396***	*1,667*	***1,028***	–
Non-current portion	–	–	***22,426***	*82,815*
Total	*396*	*1,667*	*23,454*	*82,815*

13. Stocks and work in progress

Group

	2009	2008
	US$'000	US$'000
Raw materials	110,400	142,928
Work in progress	9,569	13,182
Finished goods	82,803	113,814
	202,772	269,924

14. Trade and other receivables

	Group		*Company*	
	2009	2008	*2009*	*2008*
	US$'000	US$'000	*US$'000*	*US$'000*
Trade receivables	236,381	437,842	–	–
Less: provision for impairment of receivables	(13,010)	(7,101)	–	–
Trade receivables – net	223,371	430,741	–	–
Prepayments and other receivables	49,005	74,820	–	*46*
	272,376	505,561	–	*46*

All trade and other receivables are either repayable within one year or on demand. Accordingly, the fair value of the Group's trade and other receivables are approximately the same as the carrying value.

14. Trade and other receivables *(Cont'd)*

The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables based on overdue date was as follows:

Group

	2009 US$'000	2008 US$'000
Current	203,305	369,954
0-60 days	17,392	52,092
61-90 days	3,521	5,200
Over 90 days	12,163	10,596
Total	236,381	437,842

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

Group

	2009 US$'000	2008 US$'000
US dollars	100,056	163,093
Euro	89,320	198,841
RMB	28,489	34,763
Others	18,516	41,145
Total	236,381	437,842

14. Trade and other receivables *(Cont'd)*

The Group has credit policies in place to review the credit worthiness of all existing and potential customers. Credit terms range between 30 and 90 days. As of 31st March 2009, trade receivables of US$21,593,000 (2008: US$61,018,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivable is as follows:

Group

	2009 US$'000	2008 US$'000
0-60 days	16,904	51,587
61-90 days	3,185	5,062
Over 90 days	1,504	4,369
Total	21,593	61,018

Movements on the provision for impairment of trade receivables are as follows:

Group

	2009 US$'000	2008 US$'000
At beginning of the year	7,101	9,472
Exchange adjustment	(612)	633
Receivables written off during the year as uncollectible	(1,215)	(4,013)
Provision for receivable impairment (note 26)	8,906	1,525
Unused amounts reversed (note 26)	(1,170)	(516)
At end of the year	13,010	7,101

The creation and release of provision for impaired receivables have been included in 'provision for impairment of trade receivables' in the income statement (note 26).

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

15. Other financial assets at fair value through profit or loss

Group

	2009 US$'000	2008 US$'000
Unlisted debt securities	9,039	8,813

The carrying amounts of the above financial assets are classified as follows:

	2009	2008
Designated as fair value through profit or loss on initial recognition	9,039	8,813
Current portion	–	–
Non-current portion	**9,039**	8,813
	9,039	8,813

The maximum exposure to credit risk at the reporting date is the fair value of other financial assets at fair value through profit or loss in the balance sheet.

16. Pledged deposits and bank balances and cash

Pledged deposits

Group

	2009 US$'000	2008 US$'000
Pledged deposits	**17,122**	–

The Pledged deposits represents an irrevocable standby letter of credit of US$17,122,000 for the Joyal case (details refer to note 34).

Bank balances and cash

	Group		*Company*	
	2009 US$'000	2008 US$'000	*2009* *US$'000*	*2008* *US$'000*
Cash at bank and in hand	163,110	192,528	*509*	*259*
Short-term bank deposits	138,892	74,222	–	–
Cash and cash equivalents	302,002	266,750	*509*	*259*
Other short-term bank deposits	–	1,281	–	–
	302,002	268,031	***509***	*259*

The effective interest rate on bank balances and deposits was 0.38% (2008: 2.62%); these deposits have an average maturity of 50 days (2008: 18 days).

The carrying amounts of the Group's bank balances and cash are denominated in the following currencies:

Group

	2009 US$'000	2008 US$'000
US dollars	159,055	149,556
Euro	41,628	66,751
RMB	78,464	30,139
Others	22,855	21,585
Total	302,002	268,031

17. Trade and other payables

	Group		*Company*	
	2009	2008	*2009*	*2008*
	US$'000	US$'000	*US$'000*	*US$'000*
Trade payables	119,971	227,425	–	–
Accrued expenses and sundry payables	105,981	124,861	*464*	*1,102*
	225,952	352,286	***464***	*1,102*

The fair value of the Group's trade and other payables approximate to the carrying value. The ageing analysis of trade payables based on invoice date was as follows:

	2009	2008
	US$'000	US$'000
0-60 days	86,414	181,501
61-90 days	15,753	32,550
Over 90 days	17,804	13,374
Total	119,971	227,425

The carrying amounts of the Group's trade payables are denominated in the following currencies:

Group

	2009	2008
	US$'000	US$'000
US dollars	35,247	82,881
Euro	41,206	68,768
RMB	17,396	25,152
Others	26,122	50,624
Total	119,971	227,425

18. Borrowings

	Group		*Company*	
	2009	2008	*2009*	*2008*
	US$'000	US$'000	*US$'000*	*US$'000*
Bank borrowings	524,671	561,057	*524,152*	*523,728*
Other loans	4,238	3,425	–	–
Total	528,909	564,482	*524,152*	*523,728*
Current				
Bank borrowings	519	37,329	–	–
Other loans	563	467	–	–
	1,082	37,796	–	–
Non-current				
Bank borrowings (note)	524,152	523,728	*524,152*	*523,728*
Other loans	3,675	2,958	–	–
	527,827	526,686	***524,152***	*523,728*
Total	528,909	564,482	*524,152*	*523,728*

The maturity of borrowings is as follows:

	Group				*Company*	
	Bank borrowings		Other loans		*Bank borrowings*	
	2009	2008	2009	2008	*2009*	*2008*
	US$'000	US$'000	US$'000	US$'000	*US$'000*	*US$'000*
Within one year	519	37,329	563	467	–	–
In the second year (note)	524,152	–	748	–	*524,152*	–
In the third to fifth year	–	523,728	1,127	1,606	–	*523,728*
After the fifth year	–	–	1,800	1,352	–	–
	524,671	561,057	4,238	3,425	*524,152*	*523,728*

The effective interest rate at the balance sheet date charged on the outstanding balances at 0.83% to 3.85% per annum (2008 : 1.95% to 5.77% per annum).

The carrying amounts of the above loans approximate their fair value as at 31st March 2009.

Note:

The company has borrowings of US$525 million under a 5-year syndicated loan which will terminate on 31st March 2011 when it will be repayable in full. There are prepayment rights available to the company under the loan agreement which, to date, have not been exercised in full or in part.

US$152,614,000 (2008: US$258,964,000) out of this five-year loan was swapped into CHF200,000,000 (2008: CHF339,000,000) under a cross currency interest rate swap with the same maturity date on 31st March 2011. The company can unwind or extend the maturity date of the swap contract based on commercial terms.

18. Borrowings *(Cont'd)*

The carrying amounts of the borrowings (bank loans and other loans) are denominated in the following currencies:

	Group		*Company*	
	2009	2008	*2009*	*2008*
	US$'000	US$'000	*US$'000*	*US$'000*
Hong Kong dollar	–	22,975	–	–
US dollar	524,626	537,286	*524,152*	*523,728*
Euro	4,283	3,788	–	–
Other currencies	–	433	–	–
	528,909	564,482	*524,152*	*523,728*

19. Provisions and other liabilities

Group	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Warranty US$'000	Sundries US$'000	Total US$'000
At 1st April 2007	1,235	9,025	28,110	8,096	16,080	1,110	63,656
Exchange differences	51	906	5,182	–	1,677	9	7,825
Provisions	322	12,800	5,125	179	10,891	131	29,448
Utilised	(283)	(11,414)	(11,618)	(254)	(10,750)	(79)	(34,398)
Actuarial losses recognised in equity	–	–	6,688	–	–	–	6,688
At 31st March 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219
Current portion	325	11,317	–	356	17,898	107	30,003
Non-current portion	1,000	–	33,487	7,665	–	1,064	43,216
At 31st March 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219
At 1st April 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219
Exchange differences	(32)	(1,509)	(5,864)	(45)	(1,638)	(104)	(9,192)
Provisions	(70)	12,230	4,716	23	8,490	510	25,899
Release of provisions	–	(2,076)	–	–	(7,316)	–	(9,392)
Utilised	(287)	(7,972)	(5,947)	(375)	(7,019)	(80)	(21,680)
Actuarial losses recognised in equity	–	–	5,872	–	–	–	5,872
At 31st March 2009	936	11,990	32,264	7,624	10,415	1,497	64,726
Current portion	35	8,768	–	451	10,415	498	**20,167**
Non-current portion	901	3,222	32,264	7,173	–	999	**44,559**
At 31st March 2009	936	11,990	32,264	7,624	10,415	1,497	64,726

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations

Defined benefit pension plans

The Group's defined benefit plans provide employees coverage related to old age pension, early retirement pension, disability pension, and widow pension. Defined benefit plans in Europe are valued by independent external actuaries.

The Group's defined benefit plans provide pensions to employees after meeting certain age/service conditions. Pensions are based on specific pension rates applied to the employees' years of service and pensionable earnings.

The assets of the funded plans are held independently of the Group assets in separate trustee administered funds. The Group's major plans were valued by qualified actuaries using the project unit credit method to account for the Group's pension accounting costs.

19.1.1 The amounts recognised as a net liability in the balance sheet are determined as follows:

	2009 US$'000	2008 US$'000
Present value of funded obligations	(114,112)	(140,232)
Less: Fair value of plan assets (note b)	103,907	132,915
	(10,205)	(7,317)
Present value of unfunded obligations	(22,059)	(26,170)
Retirement benefit obligations (net liability)	(32,264)	(33,487)

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

19.1.1 The amounts recognised as a net liability in the balance sheet are determined as follows: *(Cont'd)*

(a) Present value of defined benefit obligations

The movement in the present value of defined benefit obligations recognised in the balance sheet is as follows:

	2009 US$'000	2008 US$'000
At beginning of the year	166,402	145,026
Current service cost (note 19.1.2)	4,734	7,532
Interest cost (note 19.1.2)	5,627	5,131
Contributions by plan participants	3,180	–
Actuarial gains (note 19.1.3)	(10,187)	(3,642)
Exchange differences	(28,291)	25,721
Benefits paid	(5,177)	(11,376)
Curtailments (note 19.1.2)	–	(1,876)
Settlement	(117)	(114)
At end of the year (note 19.1.1)	136,171	166,402
Represented by :		
Present value of funded obligations	114,112	140,232
Present value of unfunded obligations	22,059	26,170
	136,171	166,402

(b) Fair value of plan assets

	2009 US$'000	2008 US$'000
The movement in the fair value of plan assets of the year is as follows:		
At beginning of the year	132,915	116,916
Expected return on plan assets (note 19.1.2)	5,645	5,662
Actuarial (losses) (note 19.1.3)	(16,059)	(10,330)
Exchange differences	(22,427)	20,539
Employer contributions	4,575	3,691
Employee contributions	3,180	4,699
Benefits paid	(3,922)	(8,262)
At end of the year (note 19.1.1)	103,907	132,915

The actual losses on plan assets was US$10,414,000 (2008 actual losses: US$4,668,000).

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

19.1.2 The amounts recognised in the profit and loss account are as follows:

	2009 US$'000	2008 US$'000
Current service cost (note 19.1.1.a)	4,734	7,532
Interest cost (note 19.1.1.a)	5,627	5,131
Expected return on plan assets (note 19.1.1.b)	(5,645)	(5,662)
Past service cost	–	7
Gains on curtailment (note 19.1.1.a)	–	(1,876)
Expensed in profit and loss account for pensions benefits included in staff costs (note 27)	4,716	5,132

19.1.3 The amounts recognised through equity are as follows:

	2009 US$'000	2008 US$'000
Actuarial gains on obligation (note 19.1.1.a)	10,187	3,642
Actuarial (losses) on plan assets (note 19.1.1.b)	(16,059)	(10,330)
Net actuarial (losses) (note 22)	(5,872)	(6,688)
Less: deferred taxation on actuarial losses (note 22)	781	2,977
Total (losses), included in equity	(5,091)	(3,711)

Plan Assets

The plan asset mix is established through consideration of many factors, including assumption of tolerance for fluctuation in market values, portfolio diversification and the targeted long-term rate of return for the assets. Foreign exchange risk is inherent in the asset mix policy and foreign currency fluctuations may significantly affect the return on the assets held by the trustees of the funds.

Over the past 4 years, the weighted average rate of return for defined benefits pension plans was -0.3% per annum.

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Plan Assets *(Cont'd)*

Plan assets comprised the following:

	2009		2008	
	US$'000	Percentage	US$'000	Percentage
Equity	29,623	28%	58,021	44%
Bonds	49,540	48%	47,242	35%
Others (mainly property investment)	24,744	24%	27,652	21%
	103,907	100%	132,915	100%

Experience adjustments are as follows:

	2009 US$'000	2008 US$'000	2007 US$'000	2006 US$'000
Experience adjustments on plan liabilities	926	(286)	397	482
Experience adjustments on plan assets	41	99	–	–

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected contributions to post-employment benefit plans for the year ending 31st March 2010 are US$4,624,000.

The principal actuarial assumptions used were as follows:

	2009 Percentage	2008 Percentage
Discount rate	3% – 6%	3% – 6%
Expected return on plan assets	0% – 6%	0% – 7%
Future salary increases	0% – 3%	0% – 4%
Future pension increases	0% – 4%	0% – 3%

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Mortality rates

Assumptions regarding future mortality experience are set based on advice, published statistics and experience in each territory. The life expectancy in years of a pensioner retiring at age 65 on the balance sheet date is as follows:

	2009	2008
Male	18.7	18.2
Female	22.0	20.4

19.2 Pensions – Defined Contribution Plans

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions made by the employer to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which are available to certain employees in the United States of America, Europe and PRC.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions. At 31st March 2009, the balance of the forfeited contributions was US$648,000 (2008: US$613,000). The forfeited contribution (2008: Nil) during the year will be available to offset the future contributions to the retirement scheme.

19.3 Finance lease liabilities

Properties, plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2009 US$'000	2008 US$'000
Cost – capitalised finance leases	12,449	12,640
Accumulated depreciation and impairment	(7,339)	(6,805)
Net book amount	5,110	5,835

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

19. Provisions and other liabilities *(Cont'd)*

19.3 Finance lease liabilities *(Cont'd)*

Gross finance lease obligation – minimum lease payments:

	2009 US$'000	2008 US$'000
Not later than 1 year	1,318	1,278
Later than 1 year and not later than 5 years	5,372	5,359
Later than 5 years	5,862	7,254
	12,552	13,891
Future finance charges on finance leases	(4,928)	(5,870)
Present value of finance lease liabilities	7,624	8,021

The present value of finance lease liabilities is as follows:

	2009 US$'000	2008 US$'000
Not later than 1 year	451	356
Later than 1 year and not later than 5 years	2,555	2,247
Later than 5 years	4,618	5,418
	7,624	8,021

20. Deferred income tax

The gross movement on the deferred income tax account is as follows:

	2009 US$'000	2008 US$'000
At beginning of the year	(67,608)	(56,617)
Exchange differences	8,437	(12,763)
Transfer to profit and loss account (note 29)	15,015	(3,192)
Tax charged to equity	(244)	4,964
At end of the year	(44,400)	(67,608)

Shown as:

	2009 US$'000	2008 US$'000
Deferred income tax assets	**36,463**	28,892
Deferred income tax liabilities	**(80,863)**	(96,500)
At end of the year	(44,400)	(67,608)

20. Deferred income tax *(Cont'd)*

The movement in deferred tax assets/(liabilities) during the year is as follows:

	Provisions		Accelerated tax depreciation		Impairment of assets		Tax losses		Fair value gain/(loss)		Others		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At beginning of the year	**7,798**	8,629	**(26,911)**	(28,253)	**3,905**	3,905	**21,037**	26,413	**(76,241)**	(67,707)	**2,804**	396	**(67,608)**	(56,617)
Increase in deferred income tax assets/ liabilities														
Exchange differences	**–**	841	**–**	(1,700)	**–**	–	**–**	1,594	**–**	(13,233)	**–**	–	**–**	(12,498)
Credited/(charged) to profit and loss account	**9,746**	–	**–**	–	**–**	–	**–**	–	**–**	–	**8,523**	–	**18,269**	–
Taxation charged to equity	**–**	–	**–**	–	**–**	–	**–**	–	**(1,025)**	–	**806**	3,039	**(219)**	3,039
	9,746	841	**–**	(1,700)	**–**	–	**–**	1,594	**(1,025)**	(13,233)	**9,329**	3,039	**18,050**	(9,459)
Decrease in deferred income tax assets/ liabilities														
Exchange differences	**(656)**	–	**1,245**	–	**(11)**	–	**(791)**	–	**9,359**	–	**(709)**	(265)	**8,437**	(265)
Credited/(charged) to profit and loss account	**–**	(1,610)	**2,819**	3,042	**(3,761)**	–	**(7,575)**	(6,970)	**5,263**	2,712	**–**	(366)	**(3,254)**	(3,192)
Taxation charged to equity	**(25)**	(62)	**–**	–	**–**	–	**–**	–	**–**	1,987	**–**	–	**(25)**	1,925
	(681)	(1,672)	**4,064**	3,042	**(3,772)**	–	**(8,366)**	(6,970)	**14,622**	4,699	**(709)**	(631)	**5,158**	(1,532)
At end of the year	**16,863**	7,798	**(22,847)**	(26,911)	**133**	3,905	**12,671**	21,037	**(62,644)**	(76,241)	**11,424**	2,804	**(44,400)**	(67,608)
Shown as:														
Deferred income tax assets	**19,464**	8,743	**(6,438)**	(7,931)	**133**	3,905	**12,602**	20,160	**171**	–	**10,531**	4,015	**36,463**	28,892
Deferred income tax liabilities	**(2,601)**	(945)	**(16,409)**	(18,980)	**–**	–	**69**	877	**(62,815)**	(76,241)	**893**	(1,211)	**(80,863)**	(96,500)
	16,863	7,798	**(22,847)**	(26,911)	**133**	3,905	**12,671**	21,037	**(62,644)**	(76,241)	**11,424**	2,804	**(44,400)**	(67,608)
Additional information – Gross analysis:														
Gross deferred income tax assets	**19,464**	8,743	**–**	–	**133**	3,905	**12,671**	21,037	**1,331**	–	**17,513**	4,015	**51,112**	37,700
Gross deferred income tax liabilities	**(2,601)**	(945)	**(22,847)**	(26,911)	**–**	–	**–**	–	**(63,975)**	(76,241)	**(6,089)**	(1,211)	**(95,512)**	(105,308)
	16,863	7,798	**(22,847)**	(26,911)	**133**	3,905	**12,671**	21,037	**(62,644)**	(76,241)	**11,424**	2,804	**(44,400)**	(67,608)

20. Deferred income tax *(Cont'd)*

The deferred income tax charged to equity during the year is as follows:

	2009 US$'000	2008 US$'000
Fair value reserves in shareholders' equity (note 22)		
– hedging reserve	(638)	2,747
– other reserve	(387)	(760)
Actuarial losses of defined benefit plan	781	2,977
	(244)	4,964

Deferred income tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The Group has tax losses of US$65,130,000 (2008 : US$48,305,000) which have not been recognised but which are available to carry forward against future taxable income.

The table above describes component parts of the deferred income tax assets and liabilities which are shown on the Balance Sheet.

Provisions:
Certain tax authorities do not allow accounting provisions as charges against taxable profit, which gives rise to a different basis for calculating accounting and taxable profit

Accelerated tax depreciation:
This represents the difference between the rate of depreciation which is charged against accounting profit and the accelerated rate of depreciation which is charged against taxable profit

Impairment of assets:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not allowable as a current year charge against taxable profit

Tax losses:
The value of current losses which can be offset against future profits to reduce future taxation charges

Fair value gain:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not treated as a current year taxable income

Others:
These represent all other differences between the bases of valuation of assets and liabilities for accounting and taxation purposes which give rise to a difference in accounting and taxable profit.

21. Share capital and share premium

	Number of issued shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2007	3,671,989	5,925	77,855	(1,718)	82,062
Treasury shares purchased for the Long-term Incentive Share Scheme	(9,970)	–	–	(5,103)	(5,103)
Treasury shares vested	780	–	–	745	745
As at 1st April 2008	3,662,799	5,925	77,855	(6,076)	77,704
Treasury shares purchased for the Long-term Incentive Share Scheme	(184)	–	–	(145)	(145)
Treasury shares vested	984	–	–	882	882
As at 31st March 2009	3,663,599	5,925	77,855	(5,339)	**78,441**

The total authorised number of ordinary shares is 7,040,000,000 shares (2008: 7,040,000,000) with a par value of HK$0.0125 per share (2008: HK$0.0125 per share). All issued shares are fully paid.

Long-term incentive share scheme

Under the terms of the Long-term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 31st March 2009 are as follows:

Number of shares purchased	Average purchase price	Total shares granted in years 2005–2009	Shares vested on 1 April			Shares to be vested					
			2006	2007	2008	2009	2010	2011	2012	2013	2014
10,190,000	4.66	8,914,000	680,000	780,000	984,000	1,230,000	1,560,000	1,390,000	1,030,000	810,000	450,000

Under the long term incentive share scheme, the Company has granted 2,350,000 shares (2008: 3,030,000) during the year.

Share Options

Pursuant to the Share Option Scheme (the "Scheme") adopted by the Company on 29th July 2002, the board of Directors may, at its discretion, grant options to any qualifying participants (including but not limited to any employee, whether full time or part time employees including any executive or non-executive Directors, of the Company or any affiliate as defined in the Scheme).

21. Share capital and share premium *(Cont'd)*

Share options granted to employees as at 31st March 2009 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 31/03/2008 & 31/03/2009	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
350,000	8.02	17/09/2002	01/08/2004	16/09/2012
350,000	8.02	17/09/2002	01/08/2005	16/09/2012
275,000	9.65	31/07/2003	01/07/2005	30/07/2013
275,000	9.65	31/07/2003	01/07/2006	30/07/2013
50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	7.40	28/12/2004	01/01/2008	27/12/2014
1,550,000				

No share option was granted or exercised during the year (2008: Nil).

The fair value of options granted or forfeited, net, during the year ended 31st March 2009 was determined using the Binomial valuation model, and there is no profit and loss impact related to share option in the current year (credit for year ended 31st March 2008: US$204,000). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$384,000 (2008: US$384,000) of the above options granted are recognised, together with a corresponding increase in equity, over their vesting period for the employees in accordance with the Group's accounting policy pursuant to HKFRS 2 "Share-based Payments".

22. Reserves

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Exchange (losses) on translation of foreign subsidiaries	–	–	–	(80,359)	–	–	–	–	–	(80,359)
Available-for-sale financial assets (note 11)										
– fair value losses	–	–	–	–	–	–	–	(938)	–	(938)
– release of reserves upon impairment	–	–	–	–	–	–	–	608	–	608
– release of reserves upon disposal	–	–	–	–	–	–	–	173	–	173
Actuarial losses of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	(5,872)	(5,872)
Deferred income tax effect on actuarial losses of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	781	781
Fair value losses										
– hedging instrument	–	–	–	–	–	–	(20,263)	–	–	(20,263)
– transferred to profit and loss account	–	–	–	–	–	–	9,213	–	–	9,213
– deferred income tax on fair value losses (note 20)	–	–	–	–	–	–	(638)	–	–	(638)
Revaluation surplus										
– on transfer from property, plant and equipment and leasehold land to investment properties (note 6)	–	–	–	–	–	–	–	3,338	–	3,338
– deferred income tax on revaluation surplus (note 20)	–	–	–	–	–	–	–	(387)	–	(387)
Net income/(expense) recognised directly in equity	–	–	–	(80,359)	–	–	(11,688)	2,794	(5,091)	(94,344)
Profit for the year	–	–	–	–	–	–	–	–	2,591	2,591
Total recognised income/(expenses) for the year	–	–	–	(80,359)	–	–	(11,688)	2,794	(2,500)	(91,753)
2007/08 Final dividend paid	–	–	–	–	–	–	–	–	(46,158)	(46,158)
Long-term incentive share scheme										
– share vested	–	–	–	–	–	(882)	–	–	–	(882)
– value of employee services	–	–	–	–	–	520	–	–	–	520
	–	–	–	(80,359)	–	(362)	(11,688)	2,794	(48,658)	(138,273)
At 31st March 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965
Final dividend proposed	–	–	–	–	–	–	–	–	–	–
Other	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	**885,965**
At 31st March 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965
Company and subsidiaries	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	998,468	884,421
Associated companies	–	–	–	–	–	–	–	–	1,544	1,544
At 31st March 2009	15,499	38,904	(233,885)	69,947	384	2,068	(19,144)	12,180	1,000,012	885,965

* *Note*: Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

22. Reserves *(Cont'd)*
Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2007	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	982,762	858,603
Exchange gains on translation of foreign subsidiaries	–	–	–	107,870	–	–	–	–	–	107,870
Released on disposal of subsidiaries	–	(45)	–	–	–	–	–	–	–	(45)
Available-for-sale financial assets (note 11)										
– fair value lossess	–	–	–	–	–	–	–	(660)	–	(660)
– release of reserves upon disposal	–	–	–	–	–	–	–	(159)	–	(159)
Actuarial gains of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	(6,688)	(6,688)
Deferred income tax effect on actuarial gains of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	2,977	2,977
Fair value losses										
– hedging instrument	–	–	–	–	–	–	(9,577)	–	–	(9,577)
– transferred to profit and loss account	–	–	–	–	–	–	(4,298)	–	–	(4,298)
– deferred income tax on fair value losses (note 20)	–	–	–	–	–	–	2,747	–	–	2,747
Revaluation surplus										
– on transfer from property, plant and equipment and leasehold land to investment properties (note 6)	–	–	–	–	–	–	–	4,346	–	4,346
– deferred income tax on revaluation surplus (note 20)	–	–	–	–	–	–	–	(760)	–	(760)
Net income/(expense) recognised directly in equity	–	(45)	–	107,870	–	–	(11,128)	2,767	(3,711)	95,753
Profit for the year	–	–	–	–	–	–	–	–	130,849	130,849
Total recognised income/(expenses) for the year	–	(45)	–	107,870	–	–	(11,128)	2,767	127,138	226,602
2006/07 Final dividend paid	–	–	–	–	–	–	–	–	(40,035)	(40,035)
2007/08 Interim dividend paid	–	–	–	–	–	–	–	–	(21,195)	(21,195)
Long-term incentive share scheme										
– share vested	–	–	–	–	–	(745)	–	–	–	(745)
– value of employee services	–	–	–	–	–	1,212	–	–	–	1,212
Share option scheme										
– value of employee services	–	–	–	–	(204)	–	–	–	–	(204)
	–	(45)	–	107,870	(204)	467	(11,128)	2,767	65,908	165,635
At 31st March 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Final dividend proposed	–	–	–	–	–	–	–	–	46,158	46,158
Other	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,002,512	978,080
At 31st March 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Company and subsidiaries	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,047,254	1,022,822
Associated companies	–	–	–	–	–	–	–	–	1,416	1,416
At 31st March 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238

* *Note*: Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

22. Reserves *(Cont'd)*

Company

	Contributed surplus US$'000	*Share option reserve US$'000*	*Share-based employee benefit reserve US$'000*	*Other reserve US$'000*	*Hedging reserve US$'000*	*Retained earnings US$'000*	*Total US$'000*
At 31st March 2007	95,273	588	1,963	819	–	400,906	499,549
Long-term incentive share scheme							
– share vested	–	–	(745)	–	–	–	(745)
– value of employee services	–	–	1,212	–	–	–	1,212
Share option scheme							
– value of employee services	–	(204)	–	–	–	–	(204)
Available-for-sale financial assets:							
– fair value gains	–	–	–	(660)	–	–	(660)
– release of reserves upon disposal	–	–	–	(159)	–	–	(159)
Profit for the year	–	–	–	–	–	1,050	1,050
Dividend	–	–	–	–	–	(61,230)	(61,230)
At 31st March 2008	95,273	384	2,430	–	–	340,726	438,813
Final dividend proposed	–	–	–	–	–	46,158	46,158
Other	95,273	384	2,430	–	–	294,568	392,655
At 31st March 2008	95,273	384	2,430	–	–	340,726	438,813
Long-term incentive share scheme							
– share vested	–	–	(882)	–	–	–	(882)
– value of employee services	–	–	520	–	–	–	520
Available-for-sale financial assets:							
– fair value losses	–	–	–	(938)	–	–	(938)
– release of reserves upon impairment	–	–	–	608	–	–	608
– release of reserves upon disposal	–	–	–	173	–	–	173
Fair value losses							
– hedging instrument	–	–	–	–	(1,701)	–	(1,701)
Profit for the year	–	–	–	–	–	25,779	25,779
Dividend	–	–	–	–	–	(46,158)	(46,158)
At 31st March 2009	95,273	384	2,068	(157)	(1,701)	320,347	416,214
Final dividend proposed	–	–	–	–	–	–	–
Other	95,273	384	2,068	(157)	(1,701)	320,347	**416,214**
At 31st March 2009	95,273	384	2,068	(157)	(1,701)	320,347	416,214

Distributable reserves of the Company at 31st March 2009 amounted to US$415,620,000 (2008: US$435,999,000).

23. Other (losses)/income and gains

	2009 US$'000	2008 US$'000
Gross rental income from investment properties	4,410	3,597
Gain on investments, net	949	807
Gain on disposal of associated companies	–	2,705
Gain on disposal of property, plant and equipment	18	7,497
Fair value (losses)/gains on investment properties (note 6)	(5,435)	3,095
Fair value gains on Euro contracts	6,644	–
Fair value losses on copper contracts	(13,186)	–
	(6,600)	17,701

24. Selling and administrative expenses

	2009 US$'000	2008 US$'000
Selling expenses	119,221	135,841
Administrative expenses	222,638	230,548
Hedging losses	3,461	7,240
Net exchange losses/(gains) on revaluation of monetary assets and liabilities	8,119	(4,390)
	353,439	369,239

25. Restructuring provision and assets impairment

	2009 US$'000	2008 US$'000
Restructuring provision (a)	10,154	12,800
Assets impairment relating to restructuring (note 26)	3,813	11,186
Impairment for intangible assets (b)	4,822	–
Total provisions	**18,789**	23,986

(a) Restructuring provision and assets impairment mainly relate to activities in Europe and US. In Europe, costs mainly consist of provision for severance for initiatives to simplify the European manufacturing, supply chain, and legal entity footprints.

In the US, these costs include some consolidation of manufacturing and distribution facilities.

(b) Impairment of goodwill for trading segment (refer note 8).

26. Expenses by nature

Operating profit is stated after crediting and charging the following:

	2009 US$'000	2008 US$'000
Depreciation		
Depreciation on property, plant and equipment	70,358	72,164
Less: amounts capitalised on assets under construction	(251)	(212)
	70,107	71,952
Employee benefit expense (note 27)	424,116	432,237
Less: amounts capitalised on assets under construction	(1,347)	(772)
	422,769	431,465
Impairment of property, plant and equipment (note 5)		
Relating to restructuring (note 25)	3,813	11,186
Included in selling and administrative expenses and cost of goods sold	2,084	4,260
Impairment of leasehold land (note 7)	207	–
Impairment of intangibles (note 8)	5,349	–
	11,453	15,446
Cost of goods sold*	1,402,468	1,656,452
Auditors' remuneration	1,820	2,060
Amortisation on leasehold land and land use rights (note 7)	687	684
Amortisation of intangibles (note 8)	18,403	17,893
Net foreign exchange losses	11,580	2,850
Provision for impairment of trade receivables	7,736	1,009

* *Note:* Cost of goods sold include material, production overhead and direct labour costs.

27. Employee benefit expense

	2009 US$'000	2008 US$'000
Wages and salaries	381,677	393,627
Social security costs	28,231	26,348
Pension costs – defined contribution plans	9,492	7,130
Pension costs – defined benefit plans (note 19.1.2)	4,716	5,132
	424,116	432,237

27.1 Pensions – defined benefit plans

The Group's major plans were valued by qualified actuaries using the projected unit credit method to account for the Group's pension accounting costs.

27. Employee benefit expense *(Cont'd)*

27.2 Directors' emoluments

The remuneration of every Director for the year ended 31st March 2009 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits# US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	72	–	–	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Stuart Allenby Edwards	33	–	–	–	33
Patrick Blackwell Paul	45	–	–	–	45
Oscar de Paula Bernardes Neto	34	–	–	–	34
Peter Kin-Chung Wang	36	–	–	–	36
Michael John Enright	43	–	–	–	43
Laura May-Lung Cha	25	–	–	–	25
	216	1,549	123	118	2,006

The remuneration of every Director for the year ended 31st March 2008 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits# US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	72	–	–	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Stuart Allenby Edwards	33	–	–	–	33
Patrick Blackwell Paul	45	–	–	–	45
Oscar de Paula Bernardes Neto	34	–	–	–	34
Peter Kin-Chung Wang	34	–	–	–	34
Michael John Enright	43	–	–	–	43
Laura May-Lung Cha	22	–	–	–	22
	211	1,549	123	118	2,001

other benefits include housing allowance benefits

27. Employee benefit expense *(Cont'd)*

27.3 Senior management compensation

The five individuals whose emoluments were the highest in the Group are as follows. Year 2008 included one director (2009: Nil) whose emoluments reflected in the analysis presented above.

	2009 US$'000	2008 US$'000
Salaries, allowances and other benefits	2,359	1,634
Retirement scheme contributions	123	91
Redundancy	–	625
Bonuses	1,289	1,142
	3,771	3,492

Emoluments band

	Number of individuals	
	2009	2008
US$576,001 – US$641,000 (HK$4,500,001 – HK$5,000,000)	–	1
US$641,001 – US$705,000 (HK$5,000,001 – HK$5,500,000)	2	1
US$705,001 – US$769,000 (HK$5,500,001 – HK$6,000,000)	2	1
US$897,001 – US$961,000 (HK$7,000,001 – HK$7,500,000)	1	–
US$1,474,001 – US$1,539,000 (HK$11,500,001 – HK$12,000,000)	–	1

27.4 Key management compensation

Other than the directors' emoluments and senior management compensation disclosed above, the emoluments paid to the senior management as disclosed in the biographical details on pages 63 to 65 of the annual report are as follows:

	2009 US$'000	2008 US$'000
Salaries and other short-term employee benefits	3,040	4,902
Share-based payments	65	208
	3,105	5,110

28. Finance costs, net

	2009 US$'000	2008 US$'000
Interest on bank loans wholly repayable within five years and overdrafts	15,708	26,125
Interest income	(6,105)	(7,380)
Net interest on bank loans and overdrafts	**9,603**	18,745

29. Tax income/(expenses)

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in the respective countries of operations for the year.

	2009 US$'000	2008 US$'000
Current income tax		
Hong Kong profits tax	(4,896)	(11,339)
Overseas taxation	(14,846)	(17,271)
Over/(under) provisions in prior years	5,170	(137)
	(14,572)	(28,747)
Deferred income tax (note 20)	15,015	(3,192)
	443	(31,939)

The effective tax rate of the Group differs from the tax rate of Hong Kong as follows:

	2009 %	2008 %
Tax rate of Hong Kong	16.5	17.5
Effect of different tax rates in other countries	1.7	2.1
Income net of expenses not subject to tax	(10.4)	(4.4)
Overprovisions in prior years	(21.1)	(0.1)
Tax losses not recognised as an asset	12.1	3.7
Effective tax rate	(1.2)	18.8

30. Discontinued operations

Green Vision Group, a separate operation within the Trading business which had sourced and supplied scrap metals, suffered in the wake of significant shifts in the supply, demand and pricing of these materials. As it was anticipated that these turbulent conditions would continue and the risk profile of this operation would increase as a result, the Green Vision Group operations have been discontinued before March year end.

(1) The loss on cessation of the Green Vision Group operations mainly comprise impairment of assets, inventories and receivables, details as follows:

	2009 US$'000
Sales	50,452
Assets and intangible impairment	3,038
Inventory impairment	13,141
Receivables and deposits written off	10,179
Provisions	1,100
Other operating loss	3,679
	31,137

(2) Cash flows attributable to discontinued operations

	2009 US$'000
Operating cash flows	(12,178)
Investing cash flows	(819)
Financing cash flows	(13,673)
Total cash flows	(26,670)

31. Profit attributable to equity holders

The Group's consolidated profit attributable to equity holders is US$2,591,000 (2008: US$130,849,000). Profit of the company for the year is US$25,779,000 (2008: US$1,050,000).

Details of movement in reserves are shown in note 22.

32. Dividends

The directors do not recommend the payment of any dividend for the year ended 31st March 2009 (31st March 2008: 0.58 US cents per share interim dividend which amounted to US$21,195,000 and 1.25 US cents per share final dividend which amounted to US$46,158,000).

33. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2009	2008
Profit from continuing operations attributable to equity holders of the Company (thousands US dollars)	33,728	130,849
Weighted average number of ordinary shares in issue (thousands)	3,663,473	3,667,897
Basic earnings per share from continuing operations (US cents per share)	**0.92**	3.57
Loss from discontinued operations attributable to equity holders of the company (thousands US dollars)	(31,137)	–
Basic earnings per share – discontinued operations (US cents per share)	**(0.85)**	–

(a) The profit from continuing operations attributable to equity holders of the company for the year ended 31st March 2009 is calculated based on the profit for the year from continuing operations of US$37,837,000 less the amount attributable to minority interests of US$4,109,000.

(b) The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2009.

34. Contingent liabilities

On 27th February 2009 a judgment in the amount of US$16,306,000 was entered in the United States District Court for the District of New Jersey, in favor of Joyal Products, Inc., judgment creditor, against Johnson Electric Industrial Manufactory, Ltd., Johnson Electric North America, Inc., and Johnson Electric Consulting, Inc., as joint and several judgment debtors. Collection of the judgment is subject to a voluntary stay based upon the issuance of an irrevocable standby letter of credit securing the amount of US$17,122,000 which amount includes pre-judgment interest plus an estimate of post-judgment interest pending determination of Johnson's appeal. Johnson's appeal has been filed on 14th November 2008, and a determination of the appeal is expected sometime within two years of that date. Johnson's current judgment liability of US$16,306,000 plus accrued interest is contingent upon issuance of a mandate by the United Sates Court of Appeals for the Federal Circuit affirming the District Court judgment.

During the pendency of the appeal, Johnson is depositing quarterly royalty payments equal to 26% of Johnson's gross sales revenues for graphite armatures, (the accused products), into an interest bearing escrow account. The funds will be released to Joyal if the District Court's judgment is affirmed on appeal and will be returned to Johnson with accrued interest if the judgment is reversed.

34. Contingent liabilities *(Cont'd)*

In addition to the appeal to the Court of Appeals for the Federal Circuit in Washington, Johnson filed a petition for re-examination with the United States Patent and Trademark Office ("PTO"), which seeks to have the claims in issue rendered invalid. A final determination of patent invalidity by the PTO or a mandate reversing the District Court judgment by the Federal Circuit Court of Appeals will permit cancellation of the letter of credit and result in a refund of the aforementioned escrow deposits.

Pending determination of the appeal, the Group is unable to predict with certainty the ultimate outcome of the litigation. However, the basis of our appeal is strong and the Group will continue to defend the case vigorously. No provision has been made in the accounts.

35. Commitments

35.1 Capital commitments

Group	2009 US$'000	2008 US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	1,171	5,598
Contracted for	4,337	9,473
	5,508	15,071

35.2 Operating lease commitments

(i) At 31st March 2009, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2009		2008	
	Land and buildings US$'000	Others US$'000	Land and buildings US$'000	Others US$'000
Not later than one year	14,702	2,038	15,703	1,961
Later than one year and not later than five years	31,858	1,833	36,802	1,395
Later than five years	17,949	–	23,286	–
	64,509	3,871	75,791	3,356

(ii) At 31st March 2009, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2009 US$'000	2008 US$'000
Not later than one year	3,594	2,397
Later than one year and not later than five years	1,101	634
	4,695	3,031

36. Cash generated from operations

	2009 US$'000	2008 US$'000
Profit before income tax	37,394	170,188
Add: Depreciation charges of property, plant and equipment and amortisation of leasehold land and land use rights	70,794	72,636
Amortisation of intangible assets	18,403	17,893
Net interest expense	9,603	18,745
Share of profits of associated companies	(128)	(117)
EBITDA*	136,066	279,345
Other non-cash items and adjustments		
Gains on sales of associated companies	–	(2,705)
Gains on disposals of leasehold land, property, plant and equipment	(18)	(7,497)
Provision for impairment on property, plant and equipment	5,897	15,446
Provision for impairment on leasehold land	207	–
Provision for intangibles impairment	5,349	–
Net realised and unrealised gains on disposals of other financial assets at fair value through profit or loss	(1,228)	(803)
Share based compensation	520	1,008
Fair value losses/(gains) on investment properties	5,435	(3,095)
Net realised losses/(gains) on available-for-sale financial assets	781	(715)
	16,943	1,639
EBITDA* net of other non-cash items and adjustments	153,009	280,984
Change in working capital		
Decrease in stocks and work in progress	43,887	4,130
Decrease/(increase) in trade and other receivables	176,596	(4,698)
(Decrease)/increase in trade and other payables	(99,708)	36,009
Decrease in net financial liabilities	(13,920)	(502)
	106,855	34,939
Cash generated from operations	259,864	315,923

* EBITDA: Earnings before interest, tax, depreciation and amortisation

36. Cash generated from operations *(Cont'd)*

In the cash flow statement, proceeds from disposal of leasehold land, property, plant and equipment comprises:

	2009 US$'000	2008 US$'000
Net book amount	8,123	6,289
Gain on disposal of leasehold land, property, plant and equipment	18	7,497
Proceeds from disposal of leasehold land, property, plant and equipment	8,141	13,786

37. Business combinations

37.1 On 4th August 2008, the Group acquired 100% of a motor manufacturing and trading business, Fully Motor Co. Limited and Fu Wang Electric Manufacturing Co. Ltd. The acquired business contributed revenue of US$2,059,000 and net loss of US$226,000 to the Group for period from the date of acquisition to 31st March 2009.

Details of net assets acquired and goodwill for year end March 2009 are as follows:

	2009 US$'000
Purchase consideration:	2,743
Fair value of net assets acquired – shown as below	(800)
Goodwill	1,943

The carrying value, which approximates the fair value, of assets and liabilities arising from the above acquisitions in this financial year are as follows:

	Acquired entities US$'000
Property, plant and equipment (note 5)	129
Stocks and work in progress	980
Trade and other receivables	757
Bank balances and cash	275
Trade and other payables	(1,341)
Net assets	800
Minority interests	–
	800
Purchase consideration settled in cash	2,743
Cash and cash equivalents in subsidiary acquired	(275)
Cash outflow on acquisition	2,468

37. Business combinations *(Cont'd)*

37.2 For the prior year March 2008, the Group acquired 100% of a stainless steel trading business on 18th July 2007. The acquired business contributed revenues of US$3,968,000 and net profit of US$30,000 to the Group for the period from the date of acquisition to 31st March 2008.

On 1st October 2007, the Group acquired 51% of an auto relay, switch, electronic parts, actuator manufacturing and trading business, Shanghai SC-Tech M&E Company Limited. The acquired business contributed revenues of US$77,000 and net loss of US$32,000 to the Group for the period from the date of acquisition to 31st March 2008.

Details of net assets acquired and goodwill for year end March 2008 are as follows:

	2008 US$'000
Purchase consideration settled in cash	151
Fair value of net assets acquired (mainly represented stocks, trade and other payables)	(15)
Goodwill	136

38. Related-party transactions

Details of substantial equity holders are shown in Disclosure of Interests in the Report of the Directors on page 53. The Group had no other material related party transactions during the year. Details of senior management and key management compensation are disclosed in note 27.3 and 27.4 in these financial statements.

39. Financial risk management

39.1 Financial risk factors

The Group's activities expose to a variety of financial risks: market risk (including foreign exchange risk, cash flow interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department according to the Group policy. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the management of the Group's operating units.

39. Financial risk management *(Cont'd)*

39.1 Financial risk factors *(Cont'd)*

(a) Market risk

(i) Foreign exchange risk

The Group operates globally and is thus exposed to foreign exchange risk primarily through sales and purchases transactions that are denominated in a currency other than the functional currency of the subsidiaries.

For the year to 31st March 2009, of the sales, 47% (2008: 45%) were in US dollars, 37% (2008: 38%) in Euro, and the rest in other currencies such as Japanese Yen. The major currencies for purchase of materials and services are the US dollars, the Euro, the Hong Kong dollars and the Japanese Yen. Aside from the US dollars and the Hong Kong dollars (which is pegged to the US dollars), material open foreign exchange exposures are hedged with currency contracts, including forward foreign exchange and option contracts, with a view to reducing the net exposure to currency fluctuation. At the year end, these contracts related primarily to the forward sale of Euro, and normally had a duration of approximately two months.

At the balance sheet date, the fair value of forward foreign exchange contracts committed to sell Euro amounted to US$2,026,000. If the exchange rate of the Euro against US dollars had been increased/decreased by 10% at the year end, the equity would be affected by US$1,994,000 (2008: US$31,108,000), representing the change in fair value of forward foreign exchange contracts at the balance sheet date.

Currency exposure arising from overseas investments is mitigated by entering into a cross currency interest rate swap to hedge against the foreign currency exposure arising from overseas investments.

(ii) Interest rate risk

The Group's interest rate risk mainly arises from interest-bearing borrowings. The Group entered into an interest rate swap during the year to fix the interest rate of the majority of the Group's borrowings so as to benefit from the relatively low interest rate environment. The interest rate exposure is closely monitored by the Management.

The bank balances and deposits as at 31st March 2009 were US$302,002,000 (2008: US$268,031,000) and were interest bearing at an weighted average rate of approximately 0.38% (2008: 2.62%). Other than the bank deposits, the Group has no significant interest-bearing assets. The Group's income and operating cash flows are substantially independent of changes in market interest rates. Management does not anticipate significant impact resulted from the changes in interest rates on interest-bearing assets.

39. Financial risk management *(Cont'd)*

39.1 Financial risk factors *(Cont'd)*

(a) Market risk *(Cont'd)*

(iii) Commodity price risk

The Group is exposed to commodity price risk, mainly due to the fluctuations in copper and steel prices. The price risks due to copper and steel are reduced through contracts with our suppliers, and price risk due to copper is also reduced through hedging through the appropriate financial instruments. The Group manages copper prices through hedging and inserting appropriate language in new contracts with customers so as to have the flexibility to pass increases in raw material costs to its customers. The Group engages in hedging practices with respect to copper and manages its copper hedging program on a daily basis. At the year end, these contracts normally had a duration of approximately one year.

A 10% increase/decrease change in the copper price would have affected the equity by US$2,407,000 (2008: US$9,282,000), representing the change in fair value of copper hedging contract at the balance sheet date.

(b) Credit risk

The credit risk of the Group mainly arises from trade and other receivables. The Group has no significant concentrations of credit risk. During the year, the Group sold less than 30% of its goods and services to its 5 largest customers. The Group normally grants its credit terms ranging from 30 to 90 days to trade customers. It has policy in place to evaluate customers' credit risk by considering their current financial position and past repayment history. Management reviews the collectibility of the overdue accounts receivable according to the Group's credit and provision of doubtful debt policies. The Group's bank balances and cash are placed with major financial institutions.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group follows a policy of prudence in managing its cash balances and maintains a reasonable level of liquidity.

The Group also has access to significant uncommitted and unutilised short-term borrowing facilities provided by its principal bankers which amount to US$300,000,000 (2008: US$240,000,000).

The Group had cash and cash equivalents of US$302,002,000 as at 31st March 2009 (2008: US$266,750,000), which constitute 15.5% of its total assets. Also, the Group had trade and other receivables of US$272,376,000 as at 31st March 2009 which should all mature within one year and could fully cover the trade and other payables which amounted to US$228,663,000 as at 31st March 2009. Therefefore, management considers that the liquidity risk is low. The current ratio (current assets over current liabilities) of the Group as at 31st March 2009 is 2.9 (2008: 2.3).

39. Financial risk management *(Cont'd)*

39.1 Financial risk factors *(Cont'd)*

(c) Liquidity risk *(Cont'd)*

The table below analyses the Group's and the Company's financial liabilities and other financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000
Group				
As at 31st March 2009				
Bank borrowings	5,682	529,437	1,021	3,011
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	(6,612)	(159,226)	–	–
– outflow	5,838	180,358	–	
– Commodity contracts	14,958	–	–	–
– Interest rate swap	1,028	772	–	–
Finance lease	1,341	1,331	4,078	5,863
Trade and other payables	228,663	–	–	–
Company				
As at 31st March 2009				
Bank borrowings	*4,475*	*529,331*	–	–
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	*(6,612)*	*(159,226)*	–	–
– outflow	*5,838*	*180,358*	–	–
– Interest rate swap	*1,028*	*772*	–	–
Trade and other payables	*320*	–	–	–

39. Financial risk management *(Cont'd)*

39.1 Financial risk factors *(Cont'd)*

(c) Liquidity risk *(Cont'd)*

	Less than 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000
Group				
As at 31st March 2008				
Bank borrowings	56,294	17,307	543,992	1,392
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	(14,126)	(14,126)	(273,090)	–
– outflow	10,778	10,778	351,483	–
– Forward foreign exchange contracts				
– inflow	(199,500)	(84,786)	–	–
– outflow	224,479	86,610	–	–
Finance lease	1,278	1,341	4,018	7,254
Trade and other payables	351,329	–	–	–
Company				
As at 31st March 2008				
Bank borrowings	*18,177*	*17,220*	*542,220*	–
Other financial liabilities				
– Cross currency interest rate swaps				
– inflow	*(14,126)*	*(14,126)*	*(273,090)*	–
– outflow	*10,778*	*10,778*	*351,483*	–
Trade and other payables	*145*	–	–	–

39.2 Capital risk management

The Group expects to maintain a relatively low gearing capital structure. The Group gearing ratio at the year end (calculated on the total borrowings net of cash to the equity holders) was 23% as compared to 26% last year.

Funding requirements for capital expenditures are expected to be met by internal cash flows and there are plans to reduce the level of capital expenditure in view of the current adverse economic conditions.

39. Financial risk management *(Cont'd)*

39.2 Capital risk management *(Cont'd)*

The gearing ratio at 31st March 2009 and 31st March 2008 were as follows:

	31st March 2009 US$'000	31st March 2008 US$'000
Short-term borrowings	1,082	37,796
Long-term borrowings	527,827	526,686
Total borrowings (note 18)	528,909	564,482
Less: Cash and cash equivalents (note 16)	(302,002)	(266,750)
Net debt	226,907	297,732
Total equity	998,148	1,132,930
Gearing Ratios	23%	26%

40. Effect of adopting new HKFRS

Interpretations and amendments to published standards effective in 2008/09 which are relevant to the Group

In 2008/09, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The adoption of new/revised HKAS did not result in substantial changes to the Group's accounting policies.

HK(IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
HKAS 39 and IFRS/HKFRS 7	Amendment to Financial instruments : Recognition and measurement and related amendment to Financial instruments : Disclosures

In summary:

- HK(IFRIC)-Int 14, 'HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction', provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the Group's accounts.

- HKAS 39 and IFRS/HKFRS 7 – It permit the reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met and disclosure requirements. This amendment does not have any impact on the Group's financial statements, as the Group has not reclassified any financial assets.

40. Effect of adopting new HKFRS *(Cont'd)*

Standards, interpretations and amendments to published standards that are not effective in 2008/09 which are relevant to the Group's operations

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1st April 2009 or later periods but which the Group has not early adopted, as follows:

HKFRS 1 and HKAS 27 Amendments	Amendments to HKFRS 1 First-time Adoption of HKFRSs and HKAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations
HKFRS 3 (Revised)	Business Combination
HKFRS 8	Operating Segments
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Amendment)	Borrowing Costs
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation
HKAS 39 Amendment	Amendment to HKAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
HK(IFRIC)-Int 17	Distribution of Non-cash Assets to Owners

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. So far it believes that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial positions. In addition to above, there are a number of minor amendments to HKAS/HKFRS under the annual improvement project of HKICPA. These amendments are not likely to have an impact on the Group's financial statements and thus not analysed in detail.

41. Approval of accounts

The accounts were approved by the Directors on 5th June 2009.

42. Principal subsidiaries and associated companies

The following list contains particulars of subsidiaries and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Bloor Company Limited	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Changchun Ri Yong – JEA Gate Electric Co., Ltd #	Manufacturing	China	RMB10,000,000	–	60%
Chengdu Tonglin Casting Industrial Co., Ltd #	Manufacturing	China	RMB67,560,000	–	56.78%
China Autoparts, Inc.	Investment holding	United States of America	12,121,213 shares of US$0.0001 each	–	56.78%
Crown Trend Limited	Property holding	British Virgin Islands	1 share of US$1	–	100%
De Chang Fulfilment International Ltd.	Investment holding	British Virgin Islands	1 share of US$1	–	100%
De Chang Fulfilment Limited	Trading	Hong Kong	2 shares of HK$1 each	–	100%
De Chang Metal Industries Limited	Sales and marketing	Hong Kong	20,000 shares of HK$100 each	–	100%
De Chang Parts and Services Ltd.	Trading and consultancy	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Delta Success Electric Company Limited	Manufacturing	Malaysia	1 share of US$1	–	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Easy Reach Electric Motor Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Flying Time Limited	Trading	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Fu Hang Metal (Asia) Limited	Sales and marketing	Hong Kong	1,000,000 shares of HK$1 each	–	88%

* Wholly owned foreign enterprises
# Equity joint ventures

42. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Fu Wang Electric Manufacturing Company Limited	Electric Manufacturing	Hong Kong	100,000 shares of HK$1 each	–	90.1%
Full Speed Limited	Provision of service	Bermuda	1 share of US$1	–	100%
Fully Motor Co. Limited	Trading	Hong Kong	10,000 shares of HK$1 each	–	90.1%
Gate do Brasil Ltda	Manufacturing	Brazil	BRL27,568,588.40	–	100%
Gate France SAS	Manufacturing	France	EUR382,000	–	100%
Gate S.r.l.	Manufacturing	Italy	EUR2,600,000	–	100%
Gatebrook Limited	Investment holding	Cyprus	28,988 shares of CYP1 each	–	100%
Gether Success Ltd.	Investment holding	British Virgin Islands	30,000 shares of US$1 each	100%	–
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	–	100%
JE Castings Investments Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
JE Machinery Trading Limited	Trading	Hong Kong	3,000,000 shares of HK$1 each	–	82%
JE Materials Company Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%
JEA Limited	Investment holding	British Virgin Islands	2 shares of US$1 each	100%	–

* Wholly owned foreign enterprises
\# Equity joint ventures

42. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	–	100%
Johnson Electric Capital Ltd	Investment holding	British Virgin Islands	1 share of US$1	100%	–
Johnson Electric Engineering Limited	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Electric (Guangdong) Co. Ltd. *	Manufacturing	China	US$4,250,000	–	100%
Johnson Electric (Hong Kong) Ltd	Sales and marketing	Hong Kong	1 share of HK$1	100%	–
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	–
Johnson Electric (Italy) S.r.l.	Sales and marketing	Italy	EUR10,000	–	100%
Johnson Electric Intellectual Property Limited	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	–
Johnson Electric International AG (formerly known as Saia-Burgess Electronics Holding AG)	Investment holding	Switzerland	643,200 shares of CHF50 each	–	100%
Johnson Electric International Limited	Sales and manufacturing	Hong Kong	80,000,000 shares of HK$1 each	–	100%
Johnson Electric International (UK) Limited (formerly known as Saia-Burgess Gateshead Limited)	R&D, manufacturing, sales and marketing	United Kingdom	7,000,100 shares of GBP1 each	–	100%
Johnson Electric (Korea) Limited	Sales and marketing	South Korea	10,000 shares of KRW5,000 each	–	100%
Johnson Electric Moncalieri S.r.l.	Trading	Italy	EUR2,519,540	–	100%
Johnson Electric (Nanjing) Industrial Co., Ltd. *	Manufacturing	China	US$6,100,000	–	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	–	100%
Johnson Electric S.A.	R&D and manufacturing	Switzerland	500 shares of SFR1,000 each	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

42. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Johnson Electric (Shanghai) Ltd. *	Sales and marketing	China	US$200,000	–	100%
Johnson Electric (Shenzhen) Co. Ltd. *	Manufacturing	China	HK$30,000,000	–	100%
Johnson Electric Trading Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	100%
Johnson Electric World Trade Limited	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Properties Limited	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	–
Kwong Lee (Asia) Metal Company Limited	Sales and marketing	Hong Kong	2,000,000 shares of HK$1 each	–	100%
Kwong Lee Metal (Shenzhen) Co., Ltd. *	Manufacturing	China	HK$8,000,000	–	100%
Link Long Limited	Investment holding	British Virgin Islands	6,400 shares of US$1 each	–	88%
M.M.A (Manufactura de Motores Argentinos) S.r.l.	Manufacturing	Argentina	388,000 shares of 10 Pesos each	–	100%
Main Country Limited	Property holding	British Virgin Islands	1 share of US$1	–	100%
More Easy Holdings Limited	Investment holding	British Virgin Islands	1 share of US$1	100%	–
More Impact Group Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
Nanomotion Ltd.	Manufacturing	Israel	18,669,985 shares of NIS0.01 each	–	52%
Nihon Mini Motor Co. Ltd.	Sales and marketing	Japan	JPY330,000,000	–	100%

* Wholly owned foreign enterprises
# Equity joint ventures

42. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Parlex Asia Holdings Limited	Investment holding	British Virgin Islands	2,000 shares of US$1 each	–	100%
Parlex (China) Investment Limited	Investment holding	British Virgin Islands	1,000 shares of US$1 each	–	100%
Parlex Dynaflex Corporation	Manufacturing	United States of America	1,000 shares issued with no par value	–	100%
Parlex Pacific Limited	Sales and marketing	Hong Kong	1 share of HK$1	–	100%
Parlex (Shanghai) Circuit Co., Ltd. *	Manufacturing	China	US$5,000,000	–	100%
Parlex (Shanghai) Electronics Co. Ltd. *	R&D, manufacturing, Sales and marketing	China	US$10,000,000	–	100%
Parlex (Shanghai) Interconnect Technologies Co., Ltd. *	Manufacturing	China	US$5,000,000	–	100%
Parlex USA Inc.	R&D, manufacturing, sales and marketing	United States of America	100 shares issued with no par value	–	100%
Prolong Profit Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%
Saia-Burgess Automotive Actuators Inc.	R&D, manufacturing, sales and marketing	United States of America	US$8,000,000 common US$13,630,814 paid in capital	–	100%
Saia-Burgess Automotive Inc	R&D, manufacturing, sales and marketing	United States of America	2,000 shares of US$500 each	–	100%
Saia-Burgess Benelux B.V.	Sales and marketing	Netherlands	3,000 shares of EUR45 each	–	100%
Saia-Burgess Canada Co. Inc.	Sales and marketing	Canada	79,000 Class A Shares and 1,007 Class B Shares issued with no par value	–	100%
Saia-Burgess (China) Limited *	Manufacturing	China	US$5,597,990	–	100%

* Wholly owned foreign enterprises
# Equity joint ventures

42. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Saia-Burgess Controls AG	R&D, manufacturing, sales and marketing	Switzerland	100 shares of CHF1,000 each	–	100%
Saia-Burgess Controls Kft.	Sales and marketing	Hungary	HUF5,000,000	–	100%
Saia-Burgess Deutschland GmbH	Sales and marketing	Germany	EUR511,300	–	100%
Saia-Burgess Dresden GmbH	Sales and marketing	Germany	EUR25,600	–	100%
Saia-Burgess Halver GmbH	R&D, manufacturing, sales and marketing	Germany	EUR25,000	–	100%
Saia-Burgess (HK) Limited	Sales and marketing	Hong Kong	2 shares of HK$10 each	–	100%
Saia-Burgess Hatvan Kft.	Manufacturing	Hungary	HUF30,000,000	–	100%
Saia-Burgess Inc	R&D, manufacturing, sales and marketing	United States of America	5,000 shares of US$0.01 each	–	100%
Saia-Burgess Milano S.r.l.	Sales and marketing	Italy	EUR3,700,000	–	100%
Saia-Burgess Murten AG	R&D, manufacturing, sales and marketing	Switzerland	5,000 shares of CHF1,000 each	–	100%
Saia-Burgess Oldenburg GmbH & Co. KG	R&D, manufacturing, sales and marketing	Germany	EUR15,338,800	–	100%
Saia-Burgess Österreich GmbH	Sales and marketing	Austria	EUR40,000	–	100%
Saia-Burgess Ózd Kft	Manufacturing	Hungary	HUF16,470,000	–	100%
Saia-Burgess Paris Sarl	Sales and marketing	France	125,000 shares of EUR16 each	–	100%
Saia-Burgess Poland Sp.zo.o.	Manufacturing	Poland	24,000 shares of PLN500 each	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

42. Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Shanghai Ri Yong-JEA Gate Electric Co., Ltd. #	Manufacturing	China	US$17,000,000	–	60%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	–
Top Winner Holdings Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
Trade Triumph Group Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Tyrone Electric Motor Limited	Trading	Hong Kong	100,000 shares of HK$1 each	–	90.2%
V Motor (China) Limited *	Manufacturing and sales	China	US$6,000,000	–	100%
V Motor Limited	R&D and trading	Hong Kong	1 share of HK$1	–	100%
Wing Fat Loong Metal (Asia) Limited	Trading	Hong Kong	1 share of HK$1	–	100%
Winner City Group Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
Associated Companies					
Burgess Defond Limited	Manufacturing	Hong Kong	100,000 shares of HK$1 each	–	25%
FG Microdesign S.r.l.	Manufacturing	Italy	100,000 shares of EUR0.52 each	–	40%
Shenzhen SMART Micromotor Co., Ltd. #	Manufacturing	China	US$2,100,000	–	49%

* Wholly owned foreign enterprises
# Equity joint ventures

JOHNSON ELECTRIC GROUP
TEN-YEAR SUMMARY

	2000	2001	2002
	US$'000	US$'000	US$'000
Consolidated Profit and Loss Account			
Turnover	677,144	790,190	773,660
Profit before income tax	155,268	136,171	125,936
Tax income/(expenses)	(22,172)	9,431	(15,289)
Discontinued operations	–	–	–
Minority interests	(9)	(2)	(2)
Profit attributable to shareholders	133,087	145,600	110,645
Consolidated Balance Sheet			
Property, plant and equipment	246,724	234,287	235,031
Investment properties	–	–	–
Leasehold land and land use rights	–	–	–
Intangibles	–	–	22,583
Jointly controlled entities	11,668	19,506	18,439
Associated companies	9,172	7,361	3,709
Deferred income tax assets	3,116	28,513	32,778
Investment securities /Available-for-sale financial assets	7,641	11,136	9,480
Long term other financial assets at fair value through profit or loss	–	–	–
Investment in finance leases	27,901	20,522	13,844
Net current assets	139,141	207,156	246,454
Employment of funds	445,363	528,481	582,318
Share capital and share premium	5,925	5,925	5,925
Reserves	376,761	459,001	513,434
Proposed dividends	33,620	34,383	34,383
Minority interests	5	5	5
Total equity	416,311	499,314	553,747
Long term loans/other provisions	16,884	18,243	17,823
Long term other financial liabilities	–	–	–
Deferred income tax liabilities	12,168	10,924	10,748
Funds employed	445,363	528,481	582,318
Basic earnings per share (US cents) – continuing operations*	3.62	3.96	3.01
Dividend per share (US cents)	4.9	1.3	1.3
Shareholders' funds per share (US cents) *	11.3	13.6	15.1

* *Restated to reflect subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.*

2003	2004	2005	2006	2007	2008	**2009**
		(Restated)				
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	**US$'000**
955,339	1,050,707	1,143,783	1,526,328	2,086,628	2,220,792	**1,828,165**
174,202	134,533	156,446	116,251	135,935	170,188	**37,394**
(24,788)	(17,956)	(15,193)	(21,884)	(22,932)	(31,939)	**443**
–	–	–	–	–	–	**(31,137)**
(2)	–	(24)	(377)	(3,307)	(7,400)	**(4,109)**
149,412	116,577	141,229	93,990	109,696	130,849	**2,591**
248,501	256,952	244,115	378,543	390,019	409,864	**368,143**
–	–	8,356	17,202	24,208	38,978	**37,025**
–	–	27,877	25,355	24,805	22,462	**23,170**
22,421	20,074	43,335	631,592	667,154	775,162	**662,094**
18,882	16,104	14,921	16,494	–	–	–
40	13,163	3,193	2,271	2,364	1,920	**1,672**
29,188	33,731	30,689	32,662	30,918	28,892	**36,463**
7,336	7,871	5,818	5,294	5,131	5,833	**3,525**
–	–	–	–	4,140	8,813	**9,039**
8,538	5,599	426	152	–	–	–
366,591	420,786	483,572	400,400	512,475	592,047	**532,692**
701,497	774,280	862,302	1,509,965	1,661,214	1,883,971	**1,673,823**
5,925	5,925	83,780	81,412	82,062	77,704	**78,441**
617,303	685,802	682,669	724,093	818,568	978,080	**885,965**
42,390	42,390	51,810	40,035	40,035	46,158	–
4	5	1,108	10,264	22,725	30,988	**33,742**
665,622	734,122	819,367	855,804	963,390	1,132,930	**998,148**
20,489	19,065	19,667	566,092	591,017	569,902	**572,386**
–	–	–	–	19,272	84,639	**22,426**
15,386	21,093	23,268	88,069	87,535	96,500	**80,863**
701,497	774,280	862,302	1,509,965	1,661,214	1,883,971	**1,673,823**
4.07	3.17	3.84	2.56	2.99	3.57	**0.92**
1.7	1.7	2.0	1.7	1.7	1.8	–
18.1	20.0	22.3	23.3	26.2	30.8	**27.2**


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED
12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Johnson Electric Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, ADOPTION OF LONG-TERM INCENTIVE SHARE SCHEME, GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES, AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at The Harcourt Suite, 1st Floor, The Hong Kong Club, 1 Jackson Road, Central, Hong Kong on 29th July 2009 at 11:00 a.m. is set out on pages 17 to 20 of this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon to the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the form of proxy will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

26th June 2009

CONTENTS

Page

DEFINITIONS

In this circular and the appendices, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at The Harcourt Suite, 1st Floor, The Hong Kong Club, 1 Jackson Road, Central, Hong Kong on 29th July 2009 at 11:00 a.m., notice of which is set out on pages 17 to 20 of this circular, or any adjournment thereof
"Associates"	has the meaning ascribed thereto in the Listing Rules
"Auditors"	the auditors for the time being of the Company
"Board"	the board of directors of the Company or a duly authorised committee thereof
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Johnson Electric Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Connected persons"	has the meaning ascribed thereto in the Listing Rules
"Director"	the directors of the Company
"Director Grantee"	any Director who accepts the offer of the grant of the New Scheme
"Employee"	any employee of the Company or its subsidiaries, who has been in the full-time employment of the Company and/or its subsidiaries
"Employee Grantee"	any Employee who accepts the offer of the grant of the New Scheme
"Grantee"	any Director Grantee or Employee Grantee
"Effective Date"	1st August 2009
"Group"	the Company and its subsidiaries

"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed ordinary resolution as referred to in resolution no. 6 of the Notice of AGM
"Latest Practicable Date"	18th June 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"New Scheme"	the new Long-Term Incentive Share Scheme proposed to be adopted at the AGM
"Notice of AGM"	the notice of the AGM set out on pages 17 to 20 of this circular
"Repurchase Mandate"	the proposed ordinary resolution as referred to in resolution no. 7 of the Notice of AGM
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company for repurchase during the period as set out in the Repurchase Mandate Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Mandate
"Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange
"Scheme"	the existing Long-Term Incentive Share Scheme adopted on 26th July 1999, effective 1st August 1999 and will expire on 31st July 2009
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	registered holder(s) of the Share(s) in issue
"Share(s)"	share(s) of HK$0.0125 each of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Subscription Price"	the price per Share at which the custodian may subscribe for Shares on the exercise of the New Scheme
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

Executive Directors

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Richard Li-Chung Wang
Austin Jesse Wang

Non-Executive Directors

Yik-Chun Koo Wang
Honorary Chairman
Peter Kin-Chung Wang
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Oscar de Paula Bernardes Neto*
Laura May-Lung Cha *SBS, JP**
Michael John Enright*

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

* *Independent Non-Executive Director*

Dear Sir or Madam,

PROPOSALS FOR
RE-ELECTION OF DIRECTORS,
ADOPTION OF LONG-TERM INCENTIVE SHARE SCHEME AND
GRANT OF GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and provide you with information on matters to be dealt with at the AGM: (i) re-election of Directors; (ii) adoption of Long-Term Incentive Share Scheme; (iii) grant of general mandate to issue Shares; and (iv) grant of general mandate to repurchase Shares.

RE-ELECTION OF DIRECTORS

At the AGM, Ms. Winnie Wing-Yee Wang, Mr. Richard Li-Chung Wang, Mrs. Laura May-Lung Cha and Mr. Oscar de Paula Bernardes Neto will retire as Directors by rotation. Save and except Mr. Richard Li-Chung Wang and Mrs. Laura May-Lung Cha who will not seek re-election at the AGM, all the other aforesaid Directors, being eligible, will offer themselves for re-election in accordance with Article 109(A) of the Company's Bye-Laws.

As announced by the Company on 5th June 2009, Mr. Richard Li-Chung Wang and Mrs. Laura May-Lung Cha will retire from the Board with effect from the conclusion of the AGM. On the same day, the Board also announced the appointment of Mr. Austin Jesse Wang as Director of the Company with effect from 5th June 2009. In accordance with Bye-Law 100 of the Company's Bye-Laws, his term will expire at the conclusion of the AGM and being eligible, he will offer himself for re-election by Shareholders at the AGM.

Particulars of the above mentioned Directors offering for re-election at the AGM are set out in Appendix I to this circular.

LONG-TERM INCENTIVE SHARE SCHEME

On 26th July 1999, the Company adopted the Scheme to reward performance and encourage Employees to focus on long-term shareholder value creation. The compensation package for executives is structured to include a balance between fixed salary and short- and long-term performance-related compensation. The Scheme is designed to link part of the participants' future compensation to the creation of long-term value for Shareholders.

As the Scheme will expire on 31st July 2009, it will require a renewal for another term of 10 years at the AGM. In view of the growth of the Group, both in revenue and in the ranks of Employees eligible to participate in the Scheme, it is proposed to adopt the New Scheme with the maximum total number of Shares which may be granted under the Scheme, when aggregated with any Shares subject to any other scheme of the Company, to be increased from 2% to 2.5% of the Shares of the Company in issue as at the date of approval of the New Scheme excluding any Shares issued pursuant to the New Scheme and any other existing scheme. A resolution is proposed to be sought from Shareholders at the AGM to approve and adopt the New Scheme and authorize the Directors to grant Shares and to issue and allot additional Shares of the Company up to 2.5% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the maximum number of Shares which may be granted under the New Scheme will be 91,844,723 Shares. A summary of the New Scheme is set out in Appendix II of this circular.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

The Issue Mandate is proposed to be sought from Shareholders at the AGM to authorise the Directors to issue, allot and dispose of additional shares of the Company up to 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the Company will therefore be allowed under the Issue Mandate to issue a maximum of 734,757,784 Shares.

On 24th July 2008 a general and unconditional mandate was also given to the Directors to exercise the powers of the Company to repurchase Shares up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Such mandate will lapse at the conclusion of the AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Repurchase Mandate to the Directors. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 367,378,892 Shares. In accordance with the Repurchase Rules, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in Appendix III to this circular.

Conditional upon the passing of the Resolutions 6 and 7, an ordinary resolution to authorise the Directors to exercise the powers to issue, allot and dispose of additional shares of the Company under the Issue Mandate in respect of the aggregate nominal amount of the share capital in the Company repurchased by the Company will also be proposed for approval by Shareholders at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

The Notice of AGM, which contains resolutions in respect of the re-election of Directors, adoption of the New Scheme, Issue Mandate and Repurchase Mandate is set out on pages 17 to 20 of this circular.

There is enclosed a form of proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Hong Kong Head Office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM should you so wish.

VOTING BY WAY OF POLL

Pursuant to Rule 13.39 of the Listing Rules, all votes of the Shareholders at general meetings must be taken by poll. The Chairman will therefore demand a poll for every resolution put to the vote of the AGM. Pursuant to the Bye-Law 78 of the Bye-Laws, a poll is demanded by:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The results of the poll will be published on the Company's and HKExnews websites following the AGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors believe that the resolutions set out in the Notice of AGM are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 26th June 2009

The following are the particulars of the Directors proposed to be re-elected at the AGM:

Winnie Wing-Yee Wang
Vice-Chairman
Member of Remuneration Committee

Winnie Wing-Yee Wang, age 62, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a director in 1971 and Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She has not held any directorship in other public companies during the last three years.

Ms. Wang has not entered into any service contract with the Company, but she is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's emolument is determined by Remuneration Committee with reference to her experiences, as well as remuneration benchmark in the industry and the prevailing market trends. Ms. Wang received a director's emolument of US$530,154 for the year ended 31st March 2009.

Ms. Wang is a daughter of Ms. Yik-Chun Koo Wang, the Honorary Chairman; a sister of Dr. Patrick Shui-Chung Wang, the Chairman and Chief Executive; Mr. Richard Li-Chung Wang, the Executive Director and Mr. Peter Kin-Chung Wang, the Non-Executive Director, and an aunt of Mr. Austin Jesse Wang, the Executive Director. Ms. Wang does not have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of her re-election.

Austin Jesse Wang
Executive Director

Austin Jesse Wang, age 28, graduated from Massachusetts Institute of Technology with M.Eng and B.S. degrees in Computer Science and Electrical Engineering. He is a director of a number of the Company's subsidiaries including Johnson Electric International Limited, Johnson Electric Automotive, Inc. and Johnson Electric International AG. He is presently a Technical Product Manager with Saia-Burgess Controls, a subsidiary of the Company; and prior to that was a Senior Manager Operations for Saia-Burgess Industry Division. Mr. Wang joined the Johnson Electric Group in 2006, having previously worked as a consulting engineer in the computing industry. He has not held any directorship in public companies during the last three years.

Mr. Wang has not entered into any service contract with the Company, but he is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. Mr. Wang's annual director emolument is US$156,638. The director's emolument is determined by Remuneration Committee with reference to his experiences, as well as remuneration benchmark in the industry and the prevailing market trends.

Mr. Wang is a grandson of Ms. Yik-Chun Koo Wang, Honorary Chairman, a son of Dr. Patrick Shui-Chung Wang, Chairman and Chief Executive, a nephew of Ms. Winnie Wing-Yee Wang, Vice-Chairman, Mr. Richard Li-Chung Wang, Executive Director and Mr. Peter Kin-Chung Wang, Non-Executive Director. He does not have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Oscar de Paula Bernardes Neto
Independent Non-Executive Director
Member of Remuneration Committee

Oscar de Paula Bernardes Neto, age 62, has been an Independent Non-Executive Director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently a partner of Integra Associados and a director of Delphi Corporation, Metalúrgica Gerdau S.A., Gerdau S.A., Companhia Suzano de Papel e Celulose, Localiza and São Paulo Alpargatas S.A. He is also a member of the Advisory Boards of Bunge Brasil, Alcoa Brasil and Veirano Associados. Mr. Bernardes was also a Director of Satipel S.A. until April 2009. He has not held any directorship in other public companies during the last three years.

Mr. Bernardes has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Mr. Bernardes received a director's fee of US$33,800 for the year ended 31st March 2009.

Mr. Bernardes is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company, nor does he have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

The following is a summary of the New Scheme of the Company:

(1) Eligibility

The Directors may, at their discretion, invite Employees and Directors to participate in the New Scheme.

(2) Grant of Shares

The Board may, at any time within a period of 10 years from the Effective Date of the New Scheme after its adoption at the AGM, grant to such eligible Employees and Directors as the Board may select in its absolute discretion Shares under the New Scheme. The Board will have the right to impose conditions, restrictions or limitations additional to those set out in the New Scheme in relation to particular grant, for example, a vesting schedule, or performance conditions relating to the achievement of predetermined business performance objectives over rolling, three-year cycles. The business performance criteria used under the New Scheme may include the Company's earnings per share, total shareholder return (defined as share price appreciation plus dividend income), operating cash flow, and other such measures of shareholder value creation deemed appropriate by the Board.

In the case of Shares granted with performance conditions, the number of Shares that the Grantee is eligible to receive at the end of the performance cycle depends on performance compared to the performance condition, and Grantees may receive the entire grant, a portion of the grant, or nothing. The Board may change the number of years in a performance cycle from time to time as it deems appropriate.

(3) Sources of and Funding for the Shares

The Shares to be granted to the Employees will be existing Shares to be purchased in the open market by a custodian (the "Custodian") to be appointed by the Company and/or new Shares to be issued by the Company upon subscription by the Custodian. The Shares to be granted to the Directors will be existing Shares to be purchased in the open market by the Custodian. Where new Shares are to be subscribed by the Custodian, the Subscription Price shall be (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant of the Shares; or (iii) the nominal value of the Shares (whichever is the greatest). Funding for the purchase of or subscription for the relevant Shares will be provided by the retained earnings of the Company or its subsidiaries and shall be funds legally available for such purpose in accordance with the relevant company's constitutional documents and the laws of the jurisdiction in which the relevant company is incorporated or otherwise established. The Shares will be held by the Custodian for the benefit of the relevant Grantees pending fulfilment of the conditions imposed by the Company when the Shares are granted. Once the conditions are fulfilled, the Shares will be released by the Custodian to the Grantees unconditionally within 30 days.

(4) Maximum Number of Shares

(a) The maximum number of Shares which may be granted under the New Scheme, when aggregated with any Shares subject to any other existing scheme of the Company, is 91,844,723 Shares or 2.5% of the Shares of the Company in issue as at the date of approval of the New Scheme excluding any Shares issued pursuant to the New Scheme and any other existing scheme.

(b) No new Shares shall be granted to any Employee or Director if the number of Shares granted under the New Scheme when added to the number of Shares which may be granted to the Employee or Director under any other existing scheme granted to such Employee or Director would in any 12-month period up to and including the date of grant exceed 10% of the total number of Shares in issue which may be granted under the New Scheme, provided such number shall be adjusted in such manner as the Auditors shall certify to be appropriate in the event of the consolidation, subdivision or reduction of the share capital of the Company, any issue of Shares credited as fully paid up by way of capitalisation of profits or reserves or any issue of Shares by way of rights.

(5) Pari Passu

The Shares to be granted pursuant to the New Scheme will be subject to all the provisions of the Bye-Laws and will rank pari passu in all respects with the existing issued Shares on the date the Custodian is registered as the holder of the Shares and will not rank for a dividend previously declared or proposed to be paid to the holders of Shares on the register on a record date prior to the date of grant of the Shares.

(6) The Number of Shares to be granted to Employees and Directors and Loss of Eligibility

(a) Granting of Shares to Employees

At the beginning of each performance cycle, the Board shall determine the length of the performance cycle, the performance conditions appropriate to the business objectives of the Company, the number of Shares to be granted to each Employee, the allocation of the grant between Shares with and without performance conditions, and the vesting period, if any. The Employee Grantees will normally become entitled to the Shares only after remaining employed for the specified performance cycle or vesting period and only if the vesting and/or performance conditions are met. If an Employee Grantee leaves the Company during the aforesaid period (except in the case of normal retirement, disability, or death), his/her conditional entitlement to those Shares will lapse and the Shares will be made available for other Employees which may be granted Shares pursuant to the New Scheme. If performance targets on the performance conditions are only partially achieved or not achieved, some or all of the conditional entitlement to the Shares will lapse. No dividends are payable on Shares which have been granted conditionally and not yet vested.

(b) Granting of Shares to Directors

At the beginning of each financial year, the Board shall determine the vesting conditions, the number of Shares to be granted to each Director and the vesting period, if any. The Director Grantee will normally become entitled to the Shares only after holding his/her directorship in the Company for the vesting period. If a Director Grantee resigns from his/her directorship during the aforesaid period (except in the case of disability or death), his/her conditional entitlement to those Shares will lapse. No dividends are payable on shares which have been granted conditionally and not yet vested. No Director is involved in deciding his/her own grant of Shares.

(7) Approval of the Stock Exchange

The grant of any new Shares to be issued for subscription by the Custodian under the New Scheme is subject to the Company having obtained from the Stock Exchange (or any other relevant stock exchange on which the securities of the Company may be listed) the granting of the listing and permission to deal in such Shares as may be allotted and issued pursuant to the New Scheme.

(8) Life of the New Scheme

The maximum life of the New Scheme will be 10 years. Subject to the approval and adoption as aforesaid, the New Scheme will be effective on the Effective Date and have a term of 10 years to expire on 31st July 2019. No Shares may be granted under the New Scheme after 31st July 2019, however, the vesting or performance cycles of Shares granted prior to that date may extend beyond that date.

(9) Alteration

The New Scheme may be altered in any respect by resolution of the Board except with regard to the provisions of the New Scheme referred to here:-

(a) terms and conditions which are of a material nature or terms of Shares granted except where the alterations take effect automatically under the existing terms of the New Scheme; or

(b) authority of the Board in relation to any alteration to the terms of the New Scheme;

except with the prior sanction of:

(i) a resolution of the Company in general meeting in which any persons to whom or for whose benefit Shares may be granted under the New Scheme and their associates shall abstain from voting on the resolution; and

(ii) the approval from the Stock Exchange.

Application has been made to the Stock Exchange for the listing of, and permission to deal in, the new Shares that may fall to be issued upon the grant of the New Scheme.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate to be granted to the Directors of the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Shares. Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, would accordingly result in up to 367,378,892 Shares, representing 10% of the Shares in issue, being repurchased by the Company during the course of the period ending on the earliest of the date of the annual general meeting in 2010, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Repurchase Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the Directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position or gearing position of the Group in comparison to the position shown, as at 31st March 2009, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company and its Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2008	3.95	3.33	January 2009	2.04	1.34
July 2008	3.68	3.32	February 2009	1.73	1.39
August 2008	3.45	3.00	March 2009	1.66	1.05
September 2008	3.45	2.80	April 2009	2.02	1.42
October 2008	2.88	1.05	May 2009	2.33	1.70
November 2008	1.54	1.03	June 2009 (up to the Latest Practicable Date)	2.60	2.10
December 2008	1.51	1.14			

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Repurchase Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the members of the Wang family and the trustees of various trusts associated with the Wang family hold directly or indirectly 60.30% of the issued share capital of the Company. As at that date, 39.70% of the issued share capital of the Company was in the hands of the public.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of the members of the Wang family and the various Wang family trusts would increase to 67.00%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Takeovers Code and at least 25% of the issued share capital of the Company would still remain in the public hands.

No other connected persons have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document except in connection with the share purchase for the Scheme for eligible Employees.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at The Harcourt Suite, 1st Floor, The Hong Kong Club, 1 Jackson Road, Central, Hong Kong on Wednesday, 29th July 2009 at 11:00 a.m. for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditor for the year ended 31st March 2009;

2. To re-elect the following Directors:

   (a) Ms. Winnie Wing-Yee Wang as an executive director;

   (b) Mr. Austin Jesse Wang as an executive director;

   (c) Mr. Oscar de Paula Bernardes Neto as an independent non-executive director;

3. To confirm the fees of Directors;

4. To re-appoint Auditor and to authorise the Directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT:

   (a) the Long-Term Incentive Share Scheme (a copy of which has been submitted to the meeting and signed by the Chairman of the meeting for the purpose of identification) be and is hereby approved and adopted; and

   (b) the Directors of the Company be and are hereby authorized to implement the same and to grant shares and to issue and allot additional shares of the Company up to 2.5% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution pursuant thereto.";

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10% of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting.";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 6 and 7 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 7 in the notice convening this meeting, provided that such additional amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By Order of the Board

Susan Chee-Lan Yip
Company Secretary

Hong Kong, 26th June 2009

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A form of proxy is enclosed. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. As at the date of this circular, the Board of Directors of the Company consists of:

   Executive Directors
   Patrick Shui-Chung Wang *(Chairman and Chief Executive)*
   Winnie Wing-Yee Wang *(Vice-Chairman)*
   Richard Li-Chung Wang
   Austin Jesse Wang

   Non-Executive Directors
   Yik-Chun Koo Wang *(Honorary Chairman)*
   Peter Kin-Chung Wang
   Peter Stuart Allenby Edwards*
   Patrick Blackwell Paul*
   Oscar de Paula Bernardes Neto*
   Laura May-Lung Cha*
   Michael John Enright*

   * *Independent Non-Executive Director*

目　錄

頁次

在本通函及附錄內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零零九年七月二十九日上午十一時正假座香港中環昃臣道一號香港會一樓 The Harcourt Suite 舉行的股東週年大會或其任何續會，大會通告載於本通函第17至第20頁
「聯繫人」	上市規則所載涵義
「核數師」	本公司當時的核數師
「董事會」	本公司之董事會或獲董事會正式委任之委員會
「公司細則」	本公司的公司細則
「本公司」	德昌電機控股有限公司，於百慕達註冊獲豁免之有限公司，其股份在聯交所上市
「關連人士」	上市規則所載涵義
「董事」	本公司董事
「董事承授人」	接受根據新計劃授予股份的任何董事
「僱員」	全職受聘於本公司及／或其附屬公司的任何僱員
「僱員承授人」	接受根據新計劃授予股份的任何僱員
「承授人」	任何董事承授人或僱員承授人
「生效日期」	二零零九年八月一日
「本集團」	本公司及其附屬公司

「香港」	中華人民共和國香港特別行政區
「發行股份授權」	股東週年大會通告第六項決議案所述擬提呈之普通決議案
「最後實際可行日期」	二零零九年六月十八日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	聯交所證券上市規則(經不時修訂)
「新計劃」	擬於股東週年大會上採納的新長期獎勵股份計劃
「股東週年大會通告」	載於本通函第十七至二十頁股東週年大會通告
「購回股份授權」	股東週年大會通告第七項決議案所述擬提呈之普通決議案
「購回建議」	授予董事會一般授權之購回建議，以行使本公司權力，在購回股份授權所述期間內購回最多達於購回股份授權通過當日本公司已發行股本百分之十之股份
「股份購回規則」	聯交所訂定管制在聯交所擁有第一上市地位的公司在聯交所購回本身證券的有關規例
「計劃」	於一九九九年七月二十六日採納，一九九九年八月一日生效並將於二零零九年七月三十一日到期的現存長期獎勵股份計劃
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股東」	已登記的已發行股份持有人
「股份」	本公司股本中每股面值0.0125港元之股份
「聯交所」	香港聯合交易所有限公司

「認購價」 保管人根據新計劃認購股份的每股價格

「收購守則」 香港收購及合併守則

「港元」 香港法定貨幣港元

「美元」 美國法定貨幣美元

「%」 百分比

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

董事會

執行董事
汪穗中*JP*
主席及行政總裁
汪詠宜
副主席
汪立忠
汪浩然

非執行董事
汪顧亦珍
名譽主席
汪建中
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Oscar de Paula Bernardes Neto*
史美倫*SBS, JP**
Michael John Enright*

香港辦事處

香港新界沙田科學園
科技大道東12號6樓

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

* *獨立非執行董事*

敬啟者：

建議重選董事、採納長期獎勵股份計劃及授予發行股份和購回股份的一般性授權

緒言

本通函旨在向　閣下發出股東週年大會通告以及提供在股東週年大會上處理的事宜之資料：(i)重選董事；(ii)採納長期獎勵股份計劃；(iii)授予發行股份的一般性授權；及(iv)授予購回股份的一般性授權。

重選董事

於股東週年大會上，汪詠宜女士、汪立忠先生、史美倫女士及Oscar de Paula Bernardes Neto先生將輪值告退。除汪立忠先生和史美倫女士將不會於股東週年大會上尋求重選連任外，其他上述董事按照本公司的公司細則第一零九(甲)條規定皆符合重選資格，並願意膺選連任。

根據本公司於二零零九年六月五日之公佈，汪立忠先生和史美倫女士將自股東週年大會結束時起，退任為本公司之董事。董事會亦於同日宣佈，委任汪浩然先生為本公司之董事，生效日期為二零零九年六月五日。按照本公司的公司細則第一百條規定，汪先生之任期將於股東週年大會結束時屆滿，於符合重選資格之情況下，汪先生願意於股東週年大會上膺選連任。

有關以上將會於股東週年大會上重選連任之董事簡介，已載於本通函附錄甲內。

長期獎勵股份計劃

於一九九九年七月二十六日，本公司採納計劃，獎勵僱員的工作表現，並鼓勵僱員致力為股東創造長期價值。有關行政人員的獎賞計劃制訂時，已在固定薪酬與短長期工作表現獎賞之間取得平衡。計劃旨在將參與員工的未來獎賞與為股東創造長期價值連結起來。

由於計劃將於二零零九年七月三十一日屆滿，故需於股東週年大會上尋求另一個十年的續期。縱觀本集團無論在收益及合資格參與計劃之僱員的職級均有增長，建議採納之新計劃，其可授出之最高股份總數，將與本公司任何其他計劃之股份合計，由原來的本公司已發行股本的百分之二增加至新計劃獲批准當日本公司已發行股本之百分之二點五(不包括根據新計劃及其他任何現存計劃已發行之任何股份)。因此，在股東週年大會上

將向股東尋求批准及採納新計劃，並授權董事會授出股份以及發行和配發本公司外加股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之二點五。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動)，根據新計劃可授出的最高股份數目為91,844,723股。新計劃的概要載於本通函附錄乙。

發行股份及購回股份的一般性授權

在股東週年大會上將向股東尋求授予董事會發行股份授權，以發行、配發及處理本公司的外加股份，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之二十。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動)，本公司根據發行股份授權可發行最多不超過734,757,784股股份。

於二零零八年七月二十四日董事會亦獲授予一項一般及無條件授權，以行使購回本公司股份的權力，而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之十。此項授權將於股東週年大會結束時失效，故建議 閣下批准於股東週年大會上提呈一項普通決議案，授予董事會購回股份授權。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前，本公司之已發行股本沒有變動)，本公司根據購回股份授權可購回最多不超過367,378,892股股份。根據股份購回規則之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄丙中。

在須通過決議案第六項及第七項的條件下，將在股東週年大會上提呈予股東批准一項普通決議案，以授權董事會就本公司所購回股本的面值總額，根據發行股份授權，行使發行、配發及處理本公司的外加股份的權力。

股東週年大會通告

載列有關於重選董事、採納新計劃、發行股份授權及購回股份授權決議案的股東週年大會通告已載於本通函第十七至二十頁。

隨本通函附股東週年大會適用之代表委任表格。不論 閣下是否擬親自出席股東週年大會，務請按照印備之指示填妥代表委任表格，並於股東週年大會指定舉行時間最少四十八小時前交回本公司的香港辦事處。即使填妥及交還代表委任表格後， 閣下仍可親自出席股東週年大會，並於會上投票。

按股數投票方式表決

根據上市規則第13.39條，股東於股東大會上的表決必需全部以按股數投票形式表決。因此，大會主席會要求股東週年大會上的每項決議案皆以按股數投票形式表決。根據公司細則第七十八條，下列人士可要求按股數投票方式表決：

(甲) 大會主席；或

(乙) 最少三名有權於會上投票之股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丙) 佔全體有權於會上投票之股東之投票權總額不少於十分一之一位或多位股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丁) 任何持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一之股東，不論是親身出席之股東或公司之正式授權代表或受委代表。

按股數投票方式表決的結果將於股東週年大會後刊載於本公司及披露易(HKExnews)網頁。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為列於股東週年大會通告的決議案乃符合本公司、本集團及其股東整體之最佳利益，因此，董事建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

香港，二零零九年六月二十六日

下列為將於股東週年大會重選連任董事的資料：

汪詠宜
副主席
薪酬委員會成員

汪詠宜，六十二歲，於美國俄亥俄州大學攻讀，獲理學士銜。一九六九年加入德昌電機集團，一九七一年成為董事，一九八四年擔任執行董事，一九九六年獲選為副主席。汪女士是聯亞集團有限公司非執行董事。汪女士過去三年並無在其他上市公司擔任董事職務。

汪女士與本公司並無訂立任何服務合約，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的酬金由薪酬委員會參照其經驗，同業薪酬水平及市場情況而釐定。截至二零零九年三月三十一日止年度，汪女士收取530,154美元的董事酬金。

汪女士為本公司名譽主席汪顧亦珍女士之女兒、主席及行政總裁汪穗中博士、執行董事汪立忠先生及非執行董事汪建中先生之姊姊，以及執行董事汪浩然先生之姑母。汪女士並無擁有按證券及期貨條例第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按上市規則第13.51(2)(h)至(v)條之規定而須予披露之其他資料，及概無其他就汪女士之重選而需要使股東知悉的其他事項。

汪浩然
執行董事

汪浩然，二十八歲，畢業於麻省理工學院，並獲頒發電腦科學及電機工程系工程碩士及理學士學位。他是本公司數家附屬公司之董事，包括華生電機有限公司、Johnson Electric Automotive, Inc. 及 Johnson Electric International AG。他現為本公司附屬公司 Saia-Burgess Controls 的技術產品經理，在此之前則為 Saia-Burgess 工業產品部高級營運經理。汪先生於二零零六年加入德昌電機集團前，曾於電腦行業擔任顧問工程師的工作。汪先生過去三年並無在任何上市公司擔任董事職務。

汪先生與本公司並無訂立任何服務合約，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。汪先生收取的董事酬金為每年156,638美元。支付予董事的酬金乃由薪酬委員會參照其經驗、同業薪酬水平及市場情況而釐定。

汪先生為本公司名譽主席汪顧亦珍女士之孫兒、主席及行政總裁汪穗中博士之兒子、副主席汪詠宜女士、執行董事汪立忠先生及非執行董事汪建中先生之侄兒。汪先生並無擁有按證券及期貨條例第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按上市規則第13.51(2)(h)至(v)條之規定而須予披露之其他資料，及概無其他就汪先生之重選而需要使股東知悉的其他事項。

Oscar de Paula Bernardes Neto
獨立非執行董事
薪酬委員會成員

Oscar de Paula Bernardes Neto，六十二歲，二零零三年成為本公司獨立非執行董事。他持有Federal University of Rio de Janeiro-Brazil的化學工程學位，曾任Booz Allen & Hamilton高級合夥人及Bunge International行政總裁。Bernardes先生現任Integra Associados合夥人及Delphi Corporation、Metalúrgica Gerdau S.A.、Gerdau S.A.、Companhia Suzano de Papel e Celulose及Localiza and São Paulo Alpargatas S.A.的董事。他亦是Bunge Brasil、Alcoa Brasil及Veirano Associados的諮詢委員會成員、Bernardes先生亦是Satipel S.A.的董事至二零零九年四月。他過去三年並無在其他上市公司擔任董事職務。

Bernardes先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定、於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業薪酬水平及市場情況而釐定。截至二零零九年三月三十一日止年度，Bernardes先生收取33,800美元的董事袍金。

Bernardes先生並無與本公司任何董事、高管理人員或任何主要或控股股東有任何關連，亦無擁有按證券及期貨條例第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按上市規則第13.51(2)(h)至(v)條之規定而須予披露之其他資料，及概無其他就Bernardes先生之重選而需要使本公司股東知悉的其他事項。

本公司新計劃的概要如下：

(一) 資格

董事可酌情邀請僱員及董事參加新計劃。

(二) 授出股份

新計劃在股東週年大會獲採納後，董事會由生效日期起計十年內任何時間可根據新計劃向其全權酌情甄選的合資格僱員及董事授出股份。除新計劃訂明者外，董事會有權就特定的批授事宜(例如權屬時間表，或在三年循環週期內達成既定業務表現目標而作出之績效條件)增設附帶條件、約束或限制。新計劃採用的業務表現評估準則可包括本公司的每股盈利、股東回報總額(定義為股價升值加股息收入)、營運現金流量及董事會認為合適的其他股東增值量度標準。

若所授出股份附帶績效條件，承授人於績效週期結束時有資格收取的股份數目，將取決於實際績效與績效條件的比較，承授人可能收取可授出股數的全部或一部份，也可能完全不獲授予任何股份。若董事會認為適當，可不時變更績效週期的年數。

(三) 股份的來源及資金來源

授予僱員的股份將為本公司委任的保管人(「保管人」)於公開市場購入的現有股份及／或為保管人認購時本公司發行的新股份。授予董事的股份將為保管人於公開市場購入的現有股份。倘保管人認購新股份，認購價須為(i)授出股份日(必須為營業日)的收市價(以聯交所日報表所載者為準)；(ii)緊接授出股份日之前五個營業日的平均收市價(以聯交所日報表所載為準)；或(iii)股份面值(以最高者為準)。購入或認購有關股份所需的資金將由本公司或其附屬公司之盈餘滾存撥付，且須按有關公司組織章程文件及其註冊或成立的司法權區的法例認可作此用途的資金。股份將由保管人代有關承授人持有，以待授出股份時本公司訂下的條件得以達成。有關條件一經達成後，保管人將於三十日內將股份無條件發回承授人。

(四) 最高股份數目

(甲) 根據新計劃可授出的最高股份數目(連同本公司任何其他計劃可授出的股份合計)為91,844,723股或新計劃獲批准當日本公司已發行股本的百分之二點五(不包括根據新計劃及任何其他現存計劃發行的任何股份)。

(乙) 根據新計劃授出的股份數目,加上根據為任何僱員或董事而設的任何其他現存計劃可能授予該僱員或董事的股份數目,於任何截至及包括授出日期內的十二個月期間,若超過可根據新計劃授出的已發行股份總數百分之十,則不得向該僱員或董事授予任何新股份,但如有本公司股本合併、拆細或削減;以溢利或儲備轉增資本方式發行任何入賬列為繳足股份;或以供股方式發行任何股份的情況,則可按經核數師認證的適當方式,對此數目加以調整。

(五) 同等權益

根據新計劃授出的股份須受公司細則中各項條款限制,另於各方面與於保管人登記為股份持有人當日的現有已發行股份享有同等權益。惟不能享有先前向於股份授出日期前的記錄日期名列股東名冊的股份持有人宣派或擬派的股息。

(六) 授予僱員及董事的股份數目及喪失資格

(甲) 向僱員授予股份

每個績效週期伊始,董事會將釐定績效週期的期限、與本公司業務目標相配合的適當績效條件、各僱員可獲授予的股份數目、附帶績效條件及不附帶績效條件股份授予的分配比例、以及歸屬期間(如有)。一般而言,僱員承授人只會在指定績效週期或歸屬期間一直受僱,並且達到歸屬及/或績效條件的情況下,才有權獲授股份。若僱員承授人於上述期間離開本公司(因正常退休、失卻能力或身故而離開除外),他/她獲授該等股份的有條件權利將會失效,而該等股份將會撥給根據新計劃可獲授股份的其他僱員。若只能部份達到或不能達到績效條件的績效指標,獲授股份的有條件權利將會部份或全部失效。已經有條件授出但尚未歸屬的股份,不會獲支付任何股息。

(乙) 向董事授予股份

於每個財政年度伊始，董事會將釐定歸屬條件、各董事可獲授股份數目以及歸屬期間(如有)。一般而言，董事承授人必須於整個歸屬期間均擔任本公司董事職務，才有權獲授股份。若董事承授人於上述期間辭任董事職務(因失卻能力或身故除外)，他／她獲授該等股份的有條件權利將會失效。已經有條件授出但尚未歸屬的股份，不會獲支付任何股息。董事本人不會參與對自身授予股份的決定。

(七) 聯交所的批准

根據新計劃授出予保管人認購的任何新股份均須待本公司取得聯交所(或本公司證券可能上市的任何其他有關證券交易所)批准根據新計劃可能配發及發行的股份上市及買賣後，方可作實。

(八) 新計劃的年期

新計劃的年期最多為十年。如上文所述，新計劃獲批准及採納後將於生效日期起生效，為期十年，並於二零一九年七月三十一日屆滿。根據新計劃，股份一概不得遲於二零一九年七月三十一日後授出，惟於該日期前授出之股份之歸屬或表現週期可超逾該日。

(九) 改動

除有關下列新計劃條文外，新計劃的任何內容，經董事會決議案同意，均可修改：

(甲) 屬重大性質的條款及條件，或已授出股份的條款，惟根據新計劃現有條款自動生效的修改除外；或

(乙) 董事會對新計劃條款作出任何修改的權力；

上述條文必須事先獲得以下批准方可修改：

(i) 本公司股東大會通過決議案批准，而可能根據新計劃獲授股份或因此得益的任何人士及其聯繫人，放棄就該決議案投票；及

(ii) 聯交所批准。

本公司已向聯交所申請因批准根據新計劃的授予而可能需要發行的新股份上市與買賣。

以下為根據上市規則須送交股東有關授予本公司董事的建議購回股份授權之說明文件。

股本

於最後實際可行日期，本公司之已發行股本由3,673,788,920股股份組成。倘購回股份授權予以全面行使，而於股東週年大會日期前再無進一步發行或購回股份，本公司於二零一零年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股，相等於已發行股份的百分之十。

購回股份之原因

董事會相信，購回建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

購回股份之資金

根據購回股份授權，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則，本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，或可供以股息方式分派之溢利，或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份授權獲股東批准，董事會並無計劃立即行使其就購回本公司股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

倘本公司於股東批准一般性授權後立即購回相等於最後實際可行日期之現有已發行股本百分之十之股份(批准購回股份之最高數目)(惟本公司目前並無此計劃)，則有可能對本集團之營運資金或借貸狀況(與本集團之經審核綜合賬目所顯示於二零零九年三月三十一日之狀況比較)造成重大不利影響。若購回股份(以有關購回股份當時本集團之財務狀況計)會對本集團之營運資金或借貸狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司及其股東最為有利。

股價

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零八年六月	3.95	3.33	二零零九年一月	2.04	1.34
二零零八年七月	3.68	3.32	二零零九年二月	1.73	1.39
二零零八年八月	3.45	3.00	二零零九年三月	1.66	1.05
二零零八年九月	3.45	2.80	二零零九年四月	2.02	1.42
二零零八年十月	2.88	1.05	二零零九年五月	2.33	1.70
二零零八年十一月	1.54	1.03	二零零九年六月 (截至最後實際可行日期)	2.60	2.10
二零零八年十二月	1.51	1.14			

披露權益

目前並無任何董事或(於作出一切合理查詢後，就其所知)其聯繫人等表示，倘購回股份授權獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向聯交所作出承諾，只要有關規則通用，彼等將根據上市規則及適用之百慕達法例行使購回股份授權。

於最後實際可行日期，汪氏家族成員及汪氏家族聯繫之若干信託管理人直接或間接擁有本公司已發行股本之百分之六十點三權益。於該日，本公司已發行股本之百分之三十九點七由公眾人士持有。

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即於最後實際可行日期之現有已發行股本之百分之十(惟本公司目前並無此計劃)，汪氏家族成員及若干汪氏家族信託權益所佔之持股量將增至百分之六十七。就董事所知，根據收購守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何關連人士知會本公司，倘購回股份授權獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

本公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份(無論是否於聯交所進行)，惟經計劃為授出股份予合資格僱員而購買之股份除外。

股東週年大會通告

逕啟者：德昌電機控股有限公司(「本公司」)茲訂於二零零九年七月二十九日星期三上午十一時正，假座香港中環昃臣道一號香港會一樓 The Harcourt Suite 舉行股東週年大會，以便處理下列事項：

一、 省覽及接納截至二零零九年三月三十一日止年度經審核綜合賬項及董事會與核數師之報告；

二、 重選下列董事：

(甲) 汪詠宜女士為執行董事；

(乙) 汪浩然先生為執行董事；

(丙) Oscar de Paula Bernardes Neto先生為獨立非執行董事；

三、 釐定董事袍金；

四、 重聘核數師並授權董事釐定其酬金；

五、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 批准及採納長期獎勵股份計劃(該計劃乙份已提呈本大會，並由本大會主席簽署以資鑑別)；及

(乙) 謹授權本公司董事實施該計劃，並根據該計劃授出股份，以及發行及配發本公司外加股份，以不超過通過本決議案當日本公司已發行股本面值總額百分之二點五為限。」；

六、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 一般及無條件批准本公司董事會根據以下(丙)段於有關期間行使本公司之所有權力以發行、配發及處理本公司股本中的外加股份及提出或給予可以或需要行使該權之建議、協議及認股權；

(乙) (甲)段的批准使本公司董事會在有關期間內將有權提出或給予建議、協議及認股權，此舉或需要在有關期間終止後行使該權；

(丙) 除根據

(i) 配售新股，或

(ii) 行使本公司的認股權計劃所給予之認股權

外，董事會根據(甲)段之批准配發或有條件或無條件同意配發本公司股本之面值總額(無論是根據認股權或其他情況)將不得超過本公司在本決議案通過當日已發行股本面值總額百分之二十及上述批准亦應以此為限；及

(丁) 本議案所載各詞釋義如下：

「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司之公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案；及

「配售新股」乃指向在指定日期已登記於本公司股東名冊上之股份持有人，根據所持股份比例而增發之股份或其他證券(本公司董事會如認為有需要及有利時，可排除其配售權益或作其他安排，例如零碎權益，或因香港以外地區之認可管理機關或股票交易所之規定或法例所列之限制或責任)。」；

七、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 一般及無條件批准董事會於有關期間行使本公司之所有權力，遵循及按照所有適用之法例購回其本身之股份；

(乙) 本公司根據(甲)段之批准於有關期間可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港股份購回守則所認可之任何其他證券交易所購回本公司股份之面值總額，將不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而根據(甲)段授予之權力亦應以此為限；

(丙) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司之公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案。」；

八、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**於召開本大會通告所載第六項及第七項普通決議案通過後，將本公司董事會根據該項一般性授權而可予配發或同意有條件或無條件配發之股本之總面值中加入相等於本公司根據召開本大會通告所載之第七項決議案所獲授之權力而購回之股本總面值之數額，惟該增多數額不得超過本決議案通過當日本公司已發行股本總面值之百分之十。」。

承董事會命

葉熾蘭
公司秘書

香港，二零零九年六月二十六日

附註：

一、 凡有資格出席及投票之股東，均可委派一位或多位代表出席及按股數投票。代表人不必為本公司股東。茲附上代表委任表格，填妥及交回代表委任表格後，股東仍可親自出席及投票。

二、 委任代表的文件連同簽署的授權書或其他授權文件(如有)或經由公證人簽署證明的授權書或授權文件的副本，須於大會舉行時間四十八小時前交回香港新界沙田科學園科技大道東12號6樓本公司之香港辦事處，否則將視為無效。

三、 於本通函發出日期，本公司的董事會成員開列如下：

執行董事

汪穗中*(主席及行政總裁)*
汪詠宜*(副主席)*
汪立忠
汪浩然

非執行董事

汪顧亦珍*(名譽主席)*
汪建中
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Oscar de Paula Bernardes Neto*
史美倫*
Michael John Enright*

* *獨立非執行董事*

此乃要件　請即處理

閣下如對本通函各方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**，應立即將本通函及隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

(股份代號：179)

建議
重選董事、
採納長期獎勵股份計劃、
一般性授權
發行股份和購回股份
及
股東週年大會通告

德昌電機控股有限公司謹訂於二零零九年七月二十九日上午十一時正在香港中環昃臣道一號香港會一樓 The Harcourt Suite 舉行股東週年大會，有關通告載於本通函第十七至二十頁，無論　閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司香港辦事處，地址為香港新界沙田科學園科技大道東12號6樓，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零零九年六月二十六日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of Johnson Electric Holdings Limited, you should hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders


新鴻基金融集團
SUN HUNG KAI FINANCIAL

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 18 to 19 of this circular. A letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee and the Independent Shareholders is set out on pages 20 to 32 of this circular.

13 July 2009

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Announcement"	an announcement of the Company in relation to the connected transactions and discloseable transactions dated 25 June 2009
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors of the Company
"BVI"	the British Virgin Islands
"China Autoparts"	China Autoparts, Inc., a company incorporated in Delaware with limited liability and a non-wholly owned subsidiary of the Company
"Company"	Johnson Electric Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange
"connected person"	has the meaning ascribed thereto under the Listing Rules
"Directors"	the directors of the Company
"Double Unity"	Double Unity Investments Limited, a company incorporated in the BVI with limited liability
"Double Unity Agreement"	the stock purchase agreement dated 18 June 2009 entered into between JE Castings and Double Unity
"Four Individual Shareholders"	the four individual shareholders who in aggregate holding approximately 6.1% equity interests in China Autoparts
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong

"Holding Company"	Tonglin Precision Parts Limited (formerly Beauty Color Investment Ltd.), an international business company established in the BVI with limited liability and whose entire issued share capital is currently held by JE Castings
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee comprising the independent non-executive Directors to advise the Independent Shareholders in respect of the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder
"Independent Financial Adviser"	Sun Hung Kai International Limited, a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
"Independent Shareholder(s)"	Shareholder(s) who is/are not required to abstain from voting at the general meeting of the Company (if held) to approve the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder
"Individuals' Purchase Agreement"	the stock purchase agreement dated 18 June 2009 entered into between JE Castings and the Four Individual Shareholders
"JE Castings"	JE Castings Investments Limited, a company incorporated in the BVI with limited liability and an indirect wholly-owned subsidiary of the Company
"Laser Jet"	Laser Jet Investment Limited, a company incorporated in the BVI with limited liability
"Latest Practicable Date"	9 July 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Merger Agreement"	the merger and reorganisation agreement dated 18 June 2009 entered into between, among others, JE Castings, Laser Jet and Double Unity
"PRC"	the People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	shareholders of the Company
"Shares"	shares of HK$0.0125 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tianxi"	Tian Xi Auto Parts Group Co., Ltd., a company incorporated in the BVI with limited liability and whose entire issued share capital is held by Laser Jet
"US$"	United States dollar, the lawful currency of United States of America
"%"	per cent.

For the purpose of this circular, the exchange rate used is US$1= HK$7.8.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

Board of Directors

Independent Non-Executive Directors

Peter Stuart Allenby Edwards
Patrick Blackwell Paul
Oscar de Paula Bernardes Neto
Laura May-Lung Cha *SBS, JP*
Michael John Enright

Non-Executive Directors

Yik-Chun Koo Wang
Honorary Chairman
Peter Kin-Chung Wang

Executive Directors

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Richard Li-Chung Wang
Austin Jesse Wang

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

13 July 2009

To the Shareholders

Dear Sir/Madam,

CONNECTED TRANSACTIONS

INTRODUCTION

The Company announced on 25 June 2009 that JE Castings, an indirect wholly-owned subsidiary of the Company, entered into the Double Unity Agreement and the Merger Agreement.

Transactions contemplated under the Double Unity Agreement and the Merger Agreement constitute connected transactions of the Company under the Listing Rules subject to reporting, announcement and Independent Shareholders' approval.

Application has been made to the Stock Exchange for a wavier of the requirement of holding a general meeting and to accept the written Independent Shareholders' approval pursuant to Rule 14A.43 of the Listing Rules and the Stock Exchange has granted such waiver to the Company.

The purpose of this circular is to provide you further information regarding, among others, (a) details of the Double Unity Agreement and the Merger Agreement; (b) the letter from the Independent Board Committee; and (c) the letter from the Independent Financial Adviser.

ACQUISITION OF INTERESTS IN CHINA AUTOPARTS FROM DOUBLE UNITY

Background

China Autoparts is currently owned by JE Castings, Double Unity and the Four Individual Shareholders as to approximately 56.8%, 37.1% and 6.1%, respectively.

Pursuant to the completion of the Individuals' Purchase Agreement (details of which are set out in the Announcement), China Autoparts will be owned as to approximately 62.9% and 37.1% by JE Castings and Double Unity, respectively.

JE Castings entered into the Double Unity Agreement to acquire approximately 24.7% equity interests in China Autoparts from Double Unity.

Double Unity Agreement

1. **Date**

   18 June 2009.

2. **The parties**

   (a) JE Castings (as purchaser), an indirect wholly-owned subsidiary of the Company; and

   (b) Double Unity (as vendor).

China Autoparts is a subsidiary of the Company. As Double Unity holds approximately 37.1% equity interests in China Autoparts, it is therefore a substantial shareholder of China Autoparts. Accordingly, Double Unity is a connected person of the Company under Chapter 14A of the Listing Rules.

3. Assets to be acquired

2,918,249 common stocks of par value of US$0.0001 each in China Autoparts, representing approximately 24.7% equity interests in China Autoparts.

4. Consideration

JE Castings agrees to pay Double Unity a sum of US$9,813,730 (equivalent to approximately HK$76,547,000) as consideration for the 2,918,249 common stocks of par value of US$0.0001 each in China Autoparts which is to be settled in cash on completion.

The consideration for the acquisition of the 2,918,249 common stocks of par value of US$0.0001 each in China Autoparts and the terms of the Double Unity Agreement were reached based on arm's length negotiations between the Company and Double Unity with reference to the audited consolidated net asset value of China Autoparts as at 31 December 2008 which is of approximately US$39,542,000 (equivalent to approximately HK$308,427,600).

5. Completion

It is expected that the Double Unity Agreement will be completed within three business days from the fulfillment or waiver of the conditions, or such other date as agreed by the parties. If the Company is required to convene a general meeting to approve the Double Unity Agreement, it is expected that the Double Unity Agreement will be completed within seven business days from the date of passing such shareholders' resolution.

Completion of the Double Unity Agreement is conditional on:-

(i) representation and warranties made by each of the parties to the Double Unity Agreement be true and correct and each of the parties to the Double Unity Agreement has performed all obligations thereof;

(ii) Double Unity has obtained a waiver from the other shareholder (if any) for the disposal;

(iii) Double Unity shall have obtained all qualifications for the disposal; and

(iv) there shall not be any injunction, order or other restrictions regarding the disposal.

In the event that the above conditions are not fulfilled in full on or before 31 July 2009, or such date as agreed by all parties or waived by the relevant party, the Double Unity Agreement shall terminate with immediate effect.

Reasons for, and benefits of, the Double Unity Agreement

The Board considers the prospect of the machining and casting business conducted by China Autoparts is in general positive. After completion of the Individuals' Purchase Agreement and before the completion of the Double Unity Agreement, the Group will hold approximately 62.9% equity interests in China Autoparts. After completion of the Double Unity Agreement, the Group's equity interests in China Autoparts will further increase to approximately 87.6%.

The Directors, including the independent non-executive Directors, consider that the terms of the Double Unity Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

The Directors, including the independent non-executive Directors, confirm that the terms under the Double Unity Agreement are negotiated on an arm's length basis and are on normal commercial terms.

Financial effect of the Double Unity Agreement

China Autoparts is accounted for as a subsidiary of the Company and its accounts are consolidated in the financial statements of the Company prior to execution of the Double Unity Agreement. After completion of the Double Unity Agreement, the accounts of China Autoparts will remain consolidated in the financial statement of the Company.

Information about China Autoparts

China Autoparts is a limited liability company incorporated in Delaware. It is principally engaged in casting and component manufacturing activities for the PRC automotive industry.

The audited consolidated net asset value of China Autoparts amounted to approximately US$39,542,000 (equivalent to approximately HK$308,427,600) as at 31 December 2008 and approximately US$32,630,000 (equivalent to approximately HK$254,510,000) as at 31 December 2007. The audited financial information of China Autoparts for each of the two years ended 31 December 2008 is as follows:–

	For the year ended 31 December 2008 US$	For the year ended 31 December 2007 US$
Profit before tax	5,663,000	6,088,000
Profit after tax	4,961,000	5,292,000

Information about Double Unity

Double Unity is a limited liability company incorporated in the BVI. To the knowledge of the Directors, its principal business is investment holding.

To the best knowledge of the Company, Double Unity is the founder of China Autoparts and there was no purchase cost for Double Unity in China Autoparts.

Information about the Group

The Group is one of the world's largest providers of motion systems and components for automotive applications, domestic equipment, office equipment, industrial products, consumer products and medical devices.

THE MERGER

Background

Upon completions of the Double Unity Agreement and the Individuals' Purchase Agreement, China Autoparts will be owned as to approximately 87.6% and 12.4% by JE Castings and Double Unity, respectively.

Tianxi is wholly owned by Laser Jet.

JE Castings, Laser Jet and Double Unity agreed to merge and reorganise China Autoparts and Tianxi in accordance with the terms of the Merger Agreement.

The Merger Agreement

1. **Date**

    18 June 2009.

2. **The parties**

    The parties to the Merger Agreement and the relationships between the Company and each of the parties to the Merger Agreement are set out as follows:–

    (a) JE Castings, an indirect wholly-owned subsidiary of the Company;

    (b) Laser Jet. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Laser Jet and its ultimate beneficial owner are third parties independent of the Company and its connected persons as defined under the Listing Rules;

    (c) Double Unity, a substantial shareholder of China Autoparts;

    (d) Holding Company, a wholly-owned subsidiary of JE Castings and will be the holding company of China Autoparts and Tianxi;

    (e) beneficial owner of Laser Jet;

(f) beneficial owner of Double Unity; and

(g) chairman of China Autoparts, who is also a director of China Autoparts.

3. Transactions

(a) Transfer of equity interests in China Autoparts by Double Unity to the Holding Company

Double Unity will transfer all its equity interests in China Autoparts to the Holding Company. In consideration for such transfer, the Holding Company will allot and issue to Double Unity 1,000 shares in the Holding Company.

(b) Transfer of equity interests in China Autoparts by JE Castings to the Holding Company

JE Castings will transfer all its equity interests in China Autoparts to the Holding Company. In consideration for such transfer, the Holding Company will allot and issue to JE Castings 7,082 shares in the Holding Company.

(c) Transfer of equity interests in Tianxi by Laser Jet to the Holding Company

Laser Jet will transfer all its equity interests in Tianxi to the Holding Company. In consideration for such transfer, the Holding Company will allot and issue to Laser Jet 3,992 shares in the Holding Company.

Immediately upon completions of the abovementioned transfers, the Holding Company will be owned as to approximately 58.7%, 33.0% and 8.3% by JE Castings, Laser Jet and Double Unity, respectively.

(d) Acquisitions of shares in the Holding Company by Tianxi

Immediately after completion of the merger:

(i) JE Castings will provide an interest-free loan to Tianxi in the principal amount of US$1,000,000 (equivalent to approximately HK$7,800,000) (the "Loan"). The maturity date of the Loan is six months from the drawn-down date, or such other date as agreed by JE Castings and Tianxi;

(ii) Laser Jet will transfer 192 shares in Holding Company to Tianxi at a consideration of US$942,826 (equivalent to approximately HK$7,354,000). The consideration, which is determined with reference to the net asset value of the Holding Company after the merge of China Autoparts and Tianxi, of this transfer is to be settled by the Loan; and

(iii) JE Castings will transfer 1,883 shares in Holding Company to Tianxi at a consideration of US$9,259,461 (equivalent to approximately HK$72,224,000). The consideration, which is determined with reference to the net asset value of the Holding Company after the merger of China Autoparts and Tianxi, of this transfer is to be settled by a promissory note issued by Tianxi in favour of JE Castings. The principal amount under the promissory note does not bear any interest and all sums under the promissory note is payable upon demand by JE Castings.

As a result of the transfers set out in paragraphs (ii) and (iii) above, under the laws of BVI, the total 2,075 shares in the Holding Company held by Tianxi, being the wholly-owned subsidiary of the Holding Company, will become treasury shares carrying no rights to vote and dividends and will not be treated as outstanding except for the purpose of determining the capital of the Holding Company, and the issued share capital of the Holding Company will be as follows:

	Number and percentage of shares carrying voting rights	Number and percentage of treasury shares
JE Castings	5,200 shares (52%)	Nil
Laser Jet	3,800 shares (38%)	Nil
Double Unity	1,000 shares (10%)	Nil
Tianxi	Nil	2,075 shares (100%)
Total:	10,000 shares (100%)	2,075 shares (100%)

The treasury shares will be cancelled upon the winding up of the Holding Company. The purpose of the treasury shares is to achieve the abovementioned shareholding structure.

Apart from achieving the shareholding structure above, the transfer of shares in the Holding Company from JE Castings and Laser Jet to Tianxi, which will be settled by the Loan and the promissory note, will entitle JE Castings to be a creditor of Tianxi for an aggregate amount of approximately US$10,200,000. JE Castings will have privileges over Double Unity and Laser Jet since JE Castings will have the creditor's privileges, including but not limited to liquidity priority, in addition to being a shareholder of the Holding Company.

4. Consideration

Pursuant to the reorganisations under the Merger Agreement, JE Castings' attributable equity interests in China Autoparts will decrease from approximately 87.6% to 52.0% whereas its attributable equity interests in Tianxi will increase from 0.0% to approximately 52.0%.

In addition to the transfer of its approximately 35.6% equity interests in China Autoparts, JE Castings has to (i) provide a loan in a principal sum of US$1,000,000 (equivalent to approximately HK$7,800,000) to Tianxi for its acquisition of 192 shares in the Holding Company from Laser Jet; and (ii) accept a promissory note in a principal sum of US$9,259,461 (equivalent to approximately HK$72,224,000) as consideration for Tianxi's acquisition of 1,883 shares in the Holding Company.

The consideration for the reorganisations contemplated under the Merger Agreement and the terms of the Merger Agreement were reached based on arm's length negotiations among the parties to the Merger Agreement with reference to the audited consolidated net asset values of China Autoparts and Tianxi as at 31 December 2008 which are approximately US$39,542,000 (equivalent to approximately HK$308,427,000) and US$19,527,000 (equivalent to approximately HK$152,310,600), respectively.

5. Completion

It is expected that the transactions under the Merger Agreement will be completed within three business days from the fulfillment or waiver of the conditions, or such other date as the parties agreed. If the Company is required to convene a general meeting to approve any of the transactions under the Merger Agreement, it is expected that such transactions under the Merger Agreement will be completed within seven business days from the date of passing such shareholders' resolution.

Completion of the relevant transactions under the Merger Agreement is conditional on:–

(a) where applicable, the obtaining of shareholders' approval by the Company on the relevant transactions contemplated under the Merger Agreement;

(b) the signing and becoming unconditional of the relevant transaction documents by all parties thereto;

(c) the fulfilment of the conditions as referred to in the relevant transaction documents;

(d) all the representations, warranties and undertakings given in the relevant transaction documents remain true, accurate and have not been breached, and no event has developed or revealed to render any of the representations, warranties and undertakings given in the relevant transaction documents untrue and inaccurate;

(e) completion of the legal, financial and business due diligence exercises of Tianxi and its subsidiaries with results to the satisfaction of JE Castings;

(f) completion of the tax consultation work regarding the reorganization transactions under the Merger Agreement, the shareholding structure and business model of the Holding Company and its subsidiaries;

(g) the settlement, with support of evidence, of all liabilities and debts due to and from related parties; and

(h) the obtaining of all consents, permits, approvals by the relevant party, whether from government or regulatory authorities or third parties or otherwise which are necessary and applicable in connection with the execution and performance of the relevant transactions under the Merger Agreement.

If the conditions set out above have not been fulfilled or waived on or before 31 July 2009 (or such date as agreed by the parties), the relevant transactions under the Merger Agreement shall automatically lapse and terminate accordingly.

Reasons for, and benefits of, the Merger Agreement

The Directors consider that the reorganisation transactions contemplated under the Merger Agreement have significant strategic and financial logic and are therefore beneficial to the Group for a number of reasons. Firstly, China Autoparts is a leading supplier of engine block castings to the PRC automotive sector while Tianxi is a leading supplier of machined engine blocks. The two businesses have already cooperated closely on a commercial basis for more than a decade and Tianxi presently sources more than half of its raw castings from China Autoparts. Consequently, it is expected that the vertical integration of casting and machining activities will provide significant operational synergies in the areas of research and development, manufacturing, quality control, and sales, as well as offer savings in administrative overheads. Secondly, upon the merger, the combined business will be the leading independent player in the engine block market in the PRC with casting capacity of over one million units per annum and machining capacity of over 600,000 units per annum. It is expected that this greater scale and scope will enable the merged companies to be highly competitive domestically and to have the resources to expand internationally in an industry segment which is generally favourable to PRC-based manufacturing. Thirdly, the larger scope and wider resources of the combined businesses are expected to accelerate the expansion into other precision machined parts and castings outside of the automotive industry.

The Directors, including the independent non-executive Directors, are of the view that the terms of the Merger Agreement are on normal commercial terms, fair and reasonable and in the interests of the Shareholders as a whole.

Financial effect of the Merger Agreement

China Autoparts is accounted for as a subsidiary of the Company and its accounts are consolidated in the financial statements of the Company prior to execution of the Merger Agreement. After completion of the Merger Agreement, the accounts of China Autoparts will remain consolidated in the financial statement of the Company.

The Group does not have any equity interests in Tianxi before the execution of the Merger Agreement. After completion of the Merger Agreement, the accounts of Tianxi will be consolidated in the financial statements of the Company.

Information about Tianxi

Tianxi is a limited liability company incorporated in the BVI. To the knowledge of the Directors, it is principally engaged in manufacturing and supplying precision, machined automotive engine blocks in the PRC.

The audited consolidated net asset value of Tianxi amounted to approximately US$19,527,000 (equivalent to approximately HK$152,310,600) as at 31 December 2008 and the unaudited consolidated net asset value of Tianxi amounted to approximately US$14,023,000 (equivalent to approximately HK$109,379,400) as at 31 December 2007. The consolidated financial information of Tianxi for each of the two years ended 31 December (audited in the case of the 2008 financial year and unaudited in the case of the 2007 financial year) and the unaudited financial information of Tianxi for the five months ended 31 May 2009 is as follows:–

	For the five months ended 31 May	For the year ended 31 December	
	2009	2008	2007
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Profit before tax	739,000	1,708,000	1,147,000
Profit after tax	657,000	1,597,000	987,000
Net asset value	20,213,000	19,527,000	14,023,000

Information about Laser Jet

Laser Jet is a limited liability company incorporated in the BVI. To the knowledge of the Directors, its principal business is investment holding.

GROUP STRUCTURES OF SHAREHOLDING CARRYING VOTING RIGHTS BEFORE AND AFTER COMPLETION OF THE MERGER AGREEMENT

1. Upon completion of the Double Unity Agreement and before completion of the Merger Agreement

(a)


JE Castings
Double Unity
87.6%
12.4%
China Autoparts

(b)


Laser Jet
100%
Tianxi

(c)


JE Castings
100%
Holding Company

2. Upon completion of the transfers of (i) equity interests in China Autoparts by Double Unity and JE Castings to Holding Company; and (ii) equity interests in Tianxi by Laser Jet to Holding Company


Double Unity
JE Castings
Laser Jet
8.3%
58.7%
33.0%
Holding Company
100%
China Autoparts
Tianxi

3. Upon completion of acquisition of shares in Holding Company by Tianxi


Double Unity
JE Castings
Laser Jet
10%
52%
38%
Holding Company
100%
China Autoparts
Tianxi

IMPLICATION UNDER THE LISTING RULES

As Double Unity is a substantial shareholder of China Autoparts, and therefore, a connected person of the Company, and the ultimate beneficial owner of Tianxi will be the controlling shareholder and a director of the Holding Company after completion of the Merger Agreement, the transactions contemplated under the Double Unity Agreement and the Merger Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) of the transactions under the Double Unity Agreement and the Merger Agreement is/are equal to or more than 2.5% but less than 25%, they are subject to the reporting, announcement and independent shareholders' approval under Chapter 14A of the Listing Rules.

WRITTEN INDEPENDENT SHAREHOLDERS' APPROVAL

No Shareholders are required to abstain from voting in respect of the transactions contemplated under the Double Unity Agreement and the Merger Agreement. Ms. Yik-Chun Koo Wang was a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested approximately 58.98% of the issued share capital of the Company as at the Latest Practicable Date. Written approvals from a closely allied group of Shareholders who together holding 2,132,210,880 Shares, representing approximately 58.04% in nominal value of the issued share capital of the Company were obtained. The Company has applied to the Stock Exchange for a waiver of the requirement of holding a general meeting and to accept the written Independent Shareholders' approval pursuant to Rule 14A.43 of the Listing Rules, and the Stock Exchange has granted such a waiver to the Company.

GENERAL

The Company has established the Independent Board Committee, consisting of the independent non-executive Directors, to advise the Independent Shareholders as to whether the terms of the Double Unity Agreement and the Merger Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company has appointed Sun Hung Kai International Limited as the Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Double Unity Agreement and the Merger Agreement are fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATIONS

The Directors, including the independent non-executive Directors, are of the view that the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder are on normal commercial terms and are in the interests of the Company and the Shareholders as a whole, and the terms thereof are fair and reasonable so far as the Shareholders as a whole are concerned. Accordingly, they recommend the Independent Shareholders to vote in favour in respect of the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder if a general meeting of the Company were to be convened to approve the same.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee and the letter from the Independent Financial Adviser set out in this circular and additional information set out in the Appendix to this circular.

Yours faithfully

For and on behalf of the Board
Johnson Electric Holdings Limited

Patrick Shui-Chung Wang
Chairman and Chief Executive

The following is the text of the letter to the Independent Shareholders from the Independent Board Committee prepared for the purpose of incorporation into this circular:


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

13 July 2009

To the Independent Shareholders

Dear Sirs or Madams,

CONNECTED TRANSACTIONS

We refer to the circular issued by the Company to the Shareholders dated 13 July 2009 (the "Circular") of which this letter forms part. Unless the context otherwise defines, terms used in this letter shall have the same meanings as defined in the Circular.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders in connection with the terms of the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder (the "Transactions"). Sun Hung Kai International Limited has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Transactions.

Your attention is drawn to the letter from the Board as set out on pages 5 to 17 and the letter from the Independent Financial Adviser as set out on pages 20 to 32 of the Circular.

We understand that none of the Shareholders have an interest in the Transactions, which is different from other Shareholders, and therefore no Shareholders are required to abstain from voting if the Company were to convene a general meeting for the approval of the Transactions, and a closely allied group of Shareholders holding 2,132,210,880 Shares, representing approximately 58.04% of the issued share capital of the Company has given written approvals for the Transactions. The Company has applied to the Stock Exchange for a waiver of the requirement of holding a general meeting and to accept the written Independent Shareholders' approval pursuant to Rule 14A.43 of the Listing Rules, and the Stock Exchange has granted such a waiver to the Company. Accordingly, no Shareholders' meeting is required in relation to the Transactions for the purpose of the Listing Rules.

Having considered the principal factors and reasons considered by, and the advice of the Independent Financial Adviser as set out in its letter of advice, we consider that the terms of the Transactions are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole. If a general meeting of the Shareholders were to be held for the purpose of considering and, if thought fit, approving the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder, we would recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully,

Independent Board Committee

Peter Stuart Allenby Edwards
Independent non-executive Director

Patrick Blackwell Paul
Independent non-executive Director

Oscar de Paula Bernardes Neto
Independent non-executive Director

Laura May-Lung Cha *SBS, JP*
Independent non-executive Director

Michael John Enright
Independent non-executive Director

The following is the full text of a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transactions for the purpose of inclusion in this circular.


新鴻基金融集團
SUN HUNG KAI FINANCIAL

13 July 2009

To the Independent Board Committee and the Independent Shareholders

Dear Sirs and Madams,

CONNECTED TRANSACTIONS

I. INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company in respect of the connected transactions contemplated under the Double Unity Agreement and the Merger Agreement (the "Transactions"), particulars of which are set out in the letter from the Board (the "Board Letter") contained in the circular of the Company dated 13 July 2009 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings ascribed to them in the Circular unless the context otherwise requires.

Acquisition of interests in China Autoparts from Double Unity

The Board announces that on 18 June 2009, JE Castings, an indirect wholly-owned subsidiary of the Company, entered into the Double Unity Agreement agreeing to acquire approximately 24.7% equity interests in China Autoparts from Double Unity at a consideration of US$9,813,730 (equivalent to approximately HK$76,547,000). Upon completion of this acquisition, JE Castings' equity interests in China Autoparts will increase to approximately 87.6%.

The Merger

On 18 June 2009, JE Castings entered into the Merger Agreement in relation to the merger and reorganization of China Autoparts and Tianxi. Immediately upon completion of the Merger Agreement, the Holding Company will be owned as to approximately 52%, 38% and 10% by JE Castings, Laser Jet and Double Unity, respectively.

Implication under the Listing Rules

As Double Unity is a substantial shareholder of China Autoparts, and therefore, a connected person of the Company, and the ultimate beneficial owner of Tianxi will be the controlling shareholder and a director of the Holding Company after completion of the Merger Agreement, the transactions contemplated under the Double Unity Agreement and the Merger Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) of the transactions under the Double Unity Agreement and the Merger Agreement is/are equal to or more than 2.5% but less than 25%, they are subject to the reporting, announcement and independent shareholders' approval under Chapter 14A of the Listing Rules.

Written Independent Shareholders' Approval

No Shareholders are required to abstain from voting in respect of the transactions contemplated under the Double Unity Agreement and the Merger Agreement. Ms. Yik-Chun Koo Wang was a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested approximately 58.98% of the issued share capital of the Company as at the Latest Practicable Date. Written approvals from a closely allied group of Shareholders who together holding 2,132,210,880 Shares, representing approximately 58.04% in nominal value of the issued share capital of the Company were obtained.

The Company has applied to the Stock Exchange for a waiver of the requirement of holding a general meeting and to accept the written Independent Shareholders' approval pursuant to Rule 14A.43 of the Listing Rules, and the Stock Exchange has granted such a waiver to the Company.

II. INDEPENDENT BOARD COMMITTEE

An Independent Board Committee, comprising all independent non-executive Directors, namely Mr. Peter Stuart Allenby Edwards, Mr. Patrick Blackwell Paul, Mr. Oscar de Paula Bernardes Neto, Mrs. Laura May-Lung Cha *SBS, JP* and Prof. Michael John Enright, has been formed to advise the Independent Shareholders as to whether the terms of the Double Unity Agreement and the Merger Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

We have been appointed to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Double Unity Agreement and the Merger Agreement are fair and reasonable, on normal commercial terms and are in the interests of the Company and the Shareholders as a whole.

III. BASIS OF OUR OPINION

In formulating our opinion and recommendation, we have relied on the statements, information, opinions, representations and facts supplied to us by the Company and its advisers. We have assumed that all information and representations contained or referred to in the Circular or otherwise supplied to us by the Company were true at the time they were made and continue to be true as at the Latest Practicable Date. We have assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry. We have no reason to doubt the truth and accuracy of the information and facts provided to us. The Directors have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

Our review and analyses were based upon the information provided by the Company which include, among others, (i) the Double Unity Agreement; (ii) the Merger Agreement; (iii) the annual reports of the Company for three years ended 31 March 2009; (iv) the annual reports of China Autoparts for two years ended 31 December 2008; (v) the unaudited management account of China Autoparts for five months ended 31 May 2009; (vi) the unaudited management account of Tianxi for the year ended 31 December 2007 and annual report of Tianxi for the year ended 31 December 2008; (vii) the unaudited management account of Tianxi for five months ended 31 May 2009; (viii) the Announcement; (ix) the Circular; and (x) the public information from the websites of the Hong Kong Trade Development Council, the Stock Exchange, the Shanghai Stock Exchange, the Shenzhen Stock Exchange and the National Bureau of Statistics of China. We have also discussed with the Directors and/or the management of the Group with respect to the terms of and reasons for entering into the Double Unity Agreement and Merger Agreement.

We consider that we have been provided with sufficient information to reach an informed view regarding the terms of the Transactions, and to justify our reliance on the accuracy of the information and representations contained in the Circular and to provide a reasonable basis for our recommendations. We have no reason to suspect that the Company has withheld any relevant information. We have not, however, carried out any independent verification of the information, nor have we conducted any form of investigation into the businesses, operational aspects, financial standing and affairs of the Group, Tianxi and the Holding Company.

Our opinion is necessarily based upon the financial, economic, market, regulatory and other conditions as they exist on, and the facts, information, representations and opinions made available to us as at the Latest Practicable Date. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion expressed herein, which may come or be brought to our attention after the Latest Practicable Date.

IV. PRINCIPAL FACTORS CONSIDERED

In formulating our opinion regarding the Transactions, we have taken into consideration the following principal factors:

A. Acquisition of interests in China Autoparts from Double Unity

1. Background of the Double Unity Agreement

As mentioned in the Board Letter, China Autoparts was owned by JE Castings, Double Unity and the Four Individual Shareholders as to approximately 56.8%, 37.1% and 6.1% respectively as at the Latest Practicable Date. Pursuant to the completion of the Individuals' Purchase Agreement (details of which are set out in the Announcement), China Autoparts will be owned as to approximately 62.9% and 37.1% by JE Castings and Double Unity respectively. JE Castings entered into the Double Unity Agreement to acquire approximately 24.7% equity interests in China Autoparts from Double Unity.

2. Information about the Group

The Group is one of the world's largest providers of motion systems and components for automotive applications, domestic equipment, office equipment, industrial products, consumer products and medical devices.

Review of financial performance of the Group

Based on the information set out in the annual reports for 2007, 2008 and 2009 of the Company, the financial results of the Company are summarized as follows:

	For the year ended 31 March		
	2009	**2008**	**2007**
	(Audited)	**(Audited)**	**(Audited)**
	US$'000	**US$'000**	**US$'000**
Revenue	1,828,165	2,220,792	2,086,628
Gross profit	425,697	564,340	512,227
Gross profit margin	23.3%	25.4%	24.5%
Profit/(Loss) attributable to equity holders of the Company	2,591	130,849	109,696
Net profit margin	0.14%	5.89%	5.26%

The Group's consolidated revenue for the year ended 31 March 2009 amounted to US$1,828.2 million, representing a decrease of 17.6% from US$2,220.8 million in 2008, primarily because Automotive Products Group, the largest operating division, was hardest hit by the global economic downturn, had resulted in new light vehicle production volumes in North America declining by over 50% year-on-year, and production volumes in Europe – partially cushioned by government incentives – declining by 36%. Accordingly, the profit attributable to equity holders of the Group decreased by 98% from US$130.8 million in 2008 to US$2.6 million in 2009 and the net profit margin reduced to 0.14% from 5.89%.

For the year ended 31 March 2008, the Group's consolidated revenue amounted to US$2,220.8 million, representing an increase of 6.4% from US$2,086.6 million in 2007, primarily because the sales in Europe increased 10.2% mainly due to the strength of Euro and Swiss Franc currencies against the US Dollar; excluding these benefits, sales were at a similar level to the prior year. The profit attributable to equity holders of the Group increased by 19.2% from US$109.7 million in 2007 to US$130.8 million in 2008.

3. *Information about China Autoparts*

As stated in the Board Letter, China Autoparts is a limited liability company incorporated in Delaware. It is principally engaged in casting and component manufacturing activities for the PRC automotive industry.

As advised by the Directors, China Autoparts is the supplier of iron cast engine blocks with an annual capacity exceeding one million units or approximately 40,000 tons, and non-engine block casting parts with an annual capacity of around 10,000 tons. It is the leading engine block casting supplier to domestic PRC automotive original equipment manufacture ("OEM") customers. Its customers include a number of leading domestic PRC automotive OEMs.

The audited financial information for each of the two years ended 31 December 2008 and unaudited financial information of China Autoparts for the five months ended 31 May 2009 is as follows:-

	For the five months ended 31 May	For the year ended 31 December	
	2009	2008	2007
	(Unaudited)	(Audited)	(Audited)
	US$	US$	US$
Profit before tax	3,564,000	5,663,000	6,088,000
Profit after tax	3,099,000	4,961,000	5,292,000
Net asset value	42,242,000	39,542,000	32,634,000

The audited consolidated net asset value of China Autoparts amounted to approximately US$39,542,000 (equivalent to approximately HK$308,427,600) as at 31 December 2008; and approximately US$32,634,000 (equivalent to approximately HK$254,510,000) as at 31 December 2007. According to the latest management account of China Autoparts as at 31 May 2009, China Autoparts had net asset value of approximately US$42,242,000.

Its audited profit before tax for the two years ended 31 December 2008 and the unaudited five months ended 31 May 2009 was approximately US$6,088,000, US$5,663,000 and US$3,564,000 respectively. Its audited profit after tax for the two years ended 31 December 2008 and the unaudited five months ended 31 May 2009 was approximately US$5,292,000 and US$4,961,000 and US$3,099,000 respectively. The decrease in net profit in 2008 was primarily due to decrease in sales because of the downturn in the global economy in 2008.

4. ***Information about Double Unity***

As stated in the Board Letter, Double Unity is a limited liability company incorporated in the BVI. To the knowledge of the Directors, its principal business is investment holding. To the best knowledge of the Company, Double Unity is the founder of China Autoparts and there was no purchase cost for Double Unity in China Autoparts.

5. ***Net asset approach***

Given that the net asset approach is a conservative valuation method for manufacturing companies with profit like the cases of China Autoparts and Tianxi, we consider it is appropriate to adopt such approach by the Company.

As both China Autoparts and Tianxi are located at and with their major market in the PRC, we consider it is appropriate to compare their values with the companies with their ordinary shares denominated in Renminbi ("RMB") listed on a stock exchange in the PRC (the "A Share Companies"). We have, to the best of our knowledge and based on the A Share Companies, try to review and compare the price-to-book ratio of China Autoparts and Tianxi to the A Share Companies which are principally engaged in the similar businesses.

We have reviewed some industry related A Share Companies and note that almost all of the industry related A Shares Companies examined by us are trading at a premium to their respective net asset values. As the considerations in the Transactions are equivalent to the net asset values of China Autoparts and/or Tianxi, respectively, it clearly lower than the usual practices (at a premium to their respective net asset values) for the A Share Companies and therefore would not be unfavourable to the Group on the whole. As such, we consider it is appropriate for the Company to adopt such consideration basis.

We also note that both China Autoparts and Tianxi are not listed companies, the value of their respective shares may have a discount to the price of similar listed companies whose shares have less liquidity risks.

Having considered the above factors, we are of the opinion that, on balance, the basis of consideration for the Transactions is appropriate on the whole.

6. ***Consideration of the Double Unity Agreement***

As stated in the Board Letter, JE Castings agrees to acquire approximately 24.7% equity interests in China Autoparts from Double Unity at a consideration of US$9,813,730 (equivalent to approximately HK$76,547,000) which is to be settled in cash on completion.

The consideration for the acquisition of the 2,918,249 common stocks of par value of US$0.0001 each in China Autoparts and the terms of the Double Unity Agreement were reached based on arm's length negotiations between the Company and Double Unity with reference to the audited consolidated net asset value of the China Autoparts as at 31 December 2008 which is of approximately US$39,542,000 (equivalent to approximately HK$308,427,600).

The consideration of the Double Unity Agreement is approximately equivalent to 24.7% (which is the portion of equity interests to be brought by JE Castings in China Autoparts) of the audited consolidated net asset value of the China Autoparts as at 31 December 2008.

Based on the above, we are of the view that the consideration of the Double Unity Agreement is fair and reasonable to and in the interests of the Company and the Shareholders as a whole.

7. ***Reasons for, and benefits of, the Double Unity Agreement***

As mentioned in the Board Letter, the Board considers the prospect of the machining and casting business conducted by China Autoparts is in general positive.

In light of the satisfactory business performance of China Autoparts pursuant to the latest management account of China Autoparts as at 31 May 2009, we concur with the Directors that the Double Unity Agreement is believed to bring a positive prospect to the results of the Group.

As stated in the Board Letter, pursuant to the completion of the Individuals' Purchase Agreement (details of which are set out in the Announcement), China Autoparts will be owned as to approximately 62.9% and 37.1% by JE Castings and Double Unity, respectively. JE Castings entered into the Double Unity Agreement to acquire approximately 24.7% equity interests in China Autoparts from Double Unity. After completion of the Individuals' Purchase Agreement and before the completion of the Double Unity Agreement, the Group will hold approximately 62.9% equity interests in China Autoparts. After completion of the Double Unity Agreement, the Group's equity interests in China Autoparts will further increase to approximately 87.6%.

Based on the above, we are of the view that the terms of the Double Unity Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

We would like to draw your attention that the Group will further enter into the Merger Agreement.

B. The Merger

1. Background of the Merger Agreement

As disclosed in the Board Letter, upon completions of the Double Unity Agreement and the Individuals' Purchase Agreement, China Autoparts will be owned as to approximately 87.6% and 12.4% by JE Castings and Double Unity respectively. Tianxi is wholly-owned by Laser Jet. JE Castings, Laser Jet and Double Unity agreed to merge and reorganize China Autoparts and Tianxi in accordance with the terms of the Merger Agreement.

2. Information about Tianxi

Tianxi is a limited liability company incorporated in the BVI. To the knowledge of the Directors, it is principally engaged in manufacturing and supplying precision, machined automotive engine blocks in the PRC.

As advised by the Directors, Tianxi is the supplier of engine block machining to automobile OEMs, with annual capacity of 600,000 units. It is one of the leading engine block machining suppliers in the PRC. Its customers include a number of leading domestic PRC automotive OEMs and several leading global OEMs.

The consolidated financial information for each of the two years ended 31 December (audited in the case of the 2008 financial year and unaudited in the case of the 2007 financial year) and the unaudited financial information of Tianxi for the five months ended 31 May 2009 is as follows:–

	For the five months ended 31 May	For the year ended 31 December	
	2009	2008	2007
	(Unaudited)	(Audited)	(Unaudited)
	US$	US$	US$
Profit before tax	739,000	1,708,000	1,147,000
Profit after tax	657,000	1,597,000	987,000
Net asset value	20,213,000	19,527,000	14,023,000

The audited consolidated net asset value of Tianxi amounted to approximately US$19,527,000 (equivalent to approximately HK$152,310,600) as at 31 December 2008 and the unaudited consolidated net asset value of Tianxi amounted to approximately US$14,023,000 (equivalent to approximately HK$109,379,400) as at 31 December 2007. According to the latest management account of Tianxi as at 31 May 2009, Tianxi had net asset value of approximately US$20,213,000 (equivalent to approximately HK$157,661,400).

Its unaudited profit before tax for the year ended 31 December 2007, audited profit before tax for the year ended 31 December 2008 and the unaudited five months ended 31 May 2009 was approximately US$1,147,000, US$1,708,000 and US$739,000 respectively. Its unaudited profit after tax for the year ended 31 December 2007, audited profit after tax for the year ended 31 December 2008 and the unaudited five months ended 31 May 2009 was approximately US$987,000 and US$1,597,000 and US$657,000 respectively.

3. Information about Laser Jet

Laser Jet is a limited liability company incorporated in the BVI. To the knowledge of the Directors, its principal business is investment holding.

4. ***Consideration of the Merger Agreement***

Pursuant to the reorganisations under the Merger Agreement, JE Castings' attributable equity interests in China Autoparts will decrease from approximately 87.6% to 58.7%, representing a decrease of approximately 28.9% whereas its attributable equity interests in Tianxi will increase from 0.0% to approximately 58.7%. As confirmed by the Directors, since the 28.9% decrease of net asset value of China Autoparts is equivalent to approximately 58.7% increase of net asset value of Tianxi of approximately US$11.4 million, we consider the reorganisations as referred in parts (a) to (c) of Merger Agreement stated in the Board Letter are fair and reasonable.

In addition to the transfer of its approximately 35.6% equity interests in China Autoparts, JE Castings has to (i) provide a loan (the "Loan") in a principal sum of US$1,000,000 (equivalent to approximately HK$7,800,000) to Tianxi for its acquisition of 192 shares in the Holding Company from Laser Jet; and (ii) accept a promissory note in a principal sum of US$9,259,461 (equivalent to approximately HK$72,224,000) as consideration for Tianxi's acquisition of 1,883 shares in the Holding Company.

Laser Jet will transfer 192 shares in the Holding Company to Tianxi at a consideration of US$942,826 (equivalent to approximately HK$7,354,000). The consideration, which is equivalent to approximately 192 shares of the net asset value of the Holding Company after the merge of China Autoparts and Tianxi, of this transfer is to be settled by the Loan. As the consideration is equivalent to the net asset value discussed above, we consider such consideration fair and reasonable.

JE Castings will transfer 1,883 shares in the Holding Company to Tianxi at a consideration of US$9,259,461 (equivalent to approximately HK$72,224,000). The consideration, which is equivalent to approximately to 1,883 shares of the net asset value of the Holding Company after the merge of China Autoparts and Tianxi, of this transfer is to be settled by a promissory note issued by Tianxi in favour of JE Castings. As the consideration is equivalent to the net asset value discussed above, we consider such consideration fair and reasonable.

As confirmed by the Directors, upon completion of aforesaid transactions, the equity interests of the Group in the Holding Company will decrease from approximately 58.7% to approximately 52%, represents a decrease of approximately 6.7% which is equivalent to approximately US$3.96 million (6.7% of the sum of the net asset values of China Autoparts and Tianxi as at 31 December 2008 respectively). At the same time, as the result of the Loan and the interest free promissory note issued by Tianxi in favour of JE Castings, entitles JE Castings to be a creditor of Tianxi for an aggregate amount of approximately US$10.2 million.

As such, we are of the opinion that part (d) of the Merger Agreement as referred in the Board Letter is favourable to the Group.

As disclosed in the Board Letter, the consideration for the reorganisation contemplated under the Merger Agreement and the terms of the Merger Agreement were reached based on arm's length negotiations among the parties to the Merger Agreement with reference to the audited consolidated net asset values of China Autoparts and Tianxi as at 31 December 2008 which are approximately US$39,542,000 (equivalent to approximately HK$308,427,000) and US$19,527,000 (equivalent to approximately HK$152,310,600) respectively. As the consideration for the reorganisations contemplated under the Merger Agreement is equivalent to the respective portion of net asset value of the subject companies discussed above, we consider that the Merger Agreement is fair and reasonable.

Based on the above and the discussion set out in section A5 headed "***Net Asset Approach***" below, we concur with the Directors that the Merger Agreement is fair and reasonable to and are in the interests of the Company and the Shareholders as a whole.

5. ***Reasons for, and benefits of, the Merger Agreement***

As disclosed in the Board Letter, the Directors consider that the reorganisation transactions contemplated under the Merger Agreement have significant strategic and financial logic and are therefore beneficial to the Group for a number of reasons. Firstly, China Autoparts is a leading supplier of engine block castings to the PRC automotive sector while Tianxi is a leading supplier of machined engine blocks. The two businesses have already cooperated closely on a commercial basis for more than a decade and Tianxi presently sources more than half of its raw castings from China Autoparts. Consequently, it is expected that the vertical integration of casting and machining activities will provide significant operational synergies in the areas of research and development, manufacturing, quality control, and sales, as well as offer savings in administrative overheads. Secondly, upon the merger, the combined business will be the leading independent player in the engine block market in the PRC with casting capacity of over one million units per annum and machining capacity of over 600,000 units per annum. It is expected that this greater scale and scope will enable the merged companies to be highly competitive domestically and to have the resources to expand internationally in an industry segment which is generally favourable to PRC-based manufacturing. Thirdly, the larger scope and wider resources of the combined businesses are expected to accelerate the expansion into other precision machined parts and castings outside of the automotive industry.

In light of the satisfactory business performance of Tianxi pursuant to the latest management account of Tianxi as at 31 May 2009, we concur with the Directors that the Merger Agreement is believed to bring a positive prospect to the results of the Group.

We are of the view that acquisition of Tianxi is a restructuring of the existing businesses which aligns with the overall business strategy of the Group. In addition, the Merger Agreement enables the Group to have control of Tianxi in addition to China Autoparts and thus enhances the efficiency in management, product development of the Group in long term. The Merger Agreement will have the benefit of better costs control which is in line with the business strategy as disclosed in the annual report 2009 of the Company.

Based on the above and the discussion as set out in the section V headed "**OVERVIEW OF THE PRC ECONOMY**" below, we concur with the Directors that the terms of the Merger Agreement are on normal commercial terms, fair and reasonable and in the interests of the shareholders as a whole.

V. OVERVIEW OF THE PRC ECONOMY

According to the China Statistics Yearbook 2008, which is the latest available official publication, the GDP of the PRC increased from approximately RMB12.03 trillion in 2002 to approximately RMB30.06 trillion in 2008, representing a compound annual growth rate of approximately 12.13% and showing a double-digit annual growth for six consecutive years. As set out in the Eleventh Five-Year plan for National Economic and Social Development of the PRC (from 2006 to 2010) that, among other things, by 2010, the average real GDP growth rate would be approximately 7.5% per year and GDP per capita would increase to approximately RMB19,200.

In order to cope with recent global financial tsunami and maintain the economic growth momentum, the State Council of the PRC announced a stimulation plan on 9 November 2008 with a budget of RMB4 trillion aiming at boost domestic demand by increasing fixed asset investment in the coming two years. Areas covered under the stimulation plan include infrastructure, rural development and post-disaster reconstruction.

The State Council of the PRC further announced a new subsidy plan for appliances and vehicles on 19 May 2009. The Chinese government will allocate RMB5 billion to subsidize vehicle upgrades and RMB2 billion to replace home appliances.

As set out in the website of the Hong Kong Trade Development Council, the new subsidy plans are parts of the government's ongoing efforts to stimulate consumption, expand domestic demand, and increase efficiency to reduce pollution. The plan provides owners compensation equivalent to the purchase tax to upgrade small to mid-sized trucks, medium-sized coaches and gasoline-powered and diesel vehicles that fail to meet specified emissions standards. The plan also offers owners subsidies equal to 10% of the price of the new appliance to replace their televisions, refrigerators, washing machines, air conditioners and computers. The subsidies will begin in nine trial areas that will include Shanghai, Beijing, Tianjin and several coastal provinces. China expects to reap RMB1.6 trillion in sales through this move in the next four years.

According to statistics released by the National Bureau of Statistics of China, retail sales rose 14.8% to RMB934.32 billion in April 2009 as compared with the same period in previous year.

On such basis, we consider that by entering into the Transactions, the Company can participate in other precision machined parts and castings outside of the automotive industry in the PRC, which has the potential to grow in line with the growth of the PRC economy. It could bring a positive impact on the growth and development of the Group in the medium to long run.

VI. FINANCIAL EFFECT OF THE TRANSACTIONS

Net assets value

The unaudited consolidated net assets of the Group should be improved slightly upon completion of the Transactions.

Working capital and gearing ratio

The working capital of the Group will decrease slightly and the gearing ratio of the Group will increase slightly upon completion of the Transactions.

Earnings

After completion of the Double Unity Agreement and the Merger Agreement, the accounts of China Autoparts will remain consolidated in the financial statement of the Group. As the Group's effective interest in China Autoparts will decrease from 56.8% to 52% upon completion of the Transactions, the Group will have a lower proportion of the profit of China Autoparts.

The Group does not have any equity interests in Tianxi before the execution of the Merger Agreement. After completion of the Merger Agreement, the accounts of Tianxi will be consolidated in the financial statements of the Group which will have 52% of the profit of Tianxi.

We are of the view that there will not have any material effect on the Group's financial position.

VII. RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the Double Unity Agreement and the Merger Agreement have been entered into on normal commercial terms and the terms of the Double Unity Agreement and the Merger Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Shareholders to vote in favour of the resolution approving the Transactions if a meeting of Shareholders has to be convened.

Yours faithfully,
For and on behalf of
Sun Hung Kai International Limited

Eric Shum
Managing Director

Anthony Lai
Associate Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") in the Listing Rules and which were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

Name	Shares of HK$0.0125 each of the Company	
	Personal interests	Other interests
Yik-Chun Koo Wang	–	2,166,710,880 *(Notes 1 & 2)*
Richard Li-Chung Wang	–	48,000,000 *(Note 3)*
Peter Kin-Chung Wang	–	577,000 *(Note 4)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 5)*
Patrick Blackwell Paul	50,000	–

Notes:

1. *These Shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

2. *Duplications of shareholdings occurred among and between the parties shown below under the paragraph headed "Interests of Shareholders" in this Appendix.*

3. *These Shares were held under a trust of which Mr. Richard Li-Chung Wang was the founder.*

4. *These Shares were held beneficially by Mr. Peter Kin-Chung Wang's spouse.*

5. *These Shares were held under a trust of which Mr. Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests and short positions in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

As at the Latest Practicable Date:–

(i) none of the Directors had any direct or indirect interests in any assets which have since 31 March 2009 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to the Company, or are proposed to be acquired or disposed of by or leased to the Company;

(ii) none of the Directors was materially interested in any contracts or arrangements entered into by the Company subsisting as at the Latest Practicable Date which is significant in relation to the business of the Company.

(b) Interests of Shareholders

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following are details of the person who had interests or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meetings of the Company.

Name	Capacity	Number of Shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,166,710,880 *(Notes 1 & 2)*	58.98
HSBC International Trustee Limited	Trustee	772,816,728 *(Notes 1 & 3)*	21.03
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
Great Sound Global Limited	Interest of controlled corporation	717,255,360 *(Note 4)*	19.52
Winibest Company Limited	Beneficial owner	717,255,360 *(Note 5)*	19.52
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment (PTC) Corporation (formerly known as Ceress International Investment Corporation)	Trustee	223,014,080 *(Note 6)*	6.07
Federal Trust Company Limited	Trustee	211,943,040 *(Note 1)*	5.77
Merriland Overseas Limited	Trustee	211,943,040 *(Note 7)*	5.77

Notes:

1. *The Shares in which Ansbacher (Bahamas) Limited, HSBC Trustee (Guernsey) Limited and Federal Trust Company Limited were interested and 708,755,360 of the Shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the Shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Interests of Directors.*

2. *The Shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the Shares referred to in Note 1.*

3. *48,000,000 of the Shares in which HSBC International Trustee Limited was interested were the same interests in which Mr. Richard Li-Chung Wang was interested as referred to above under Interests of Directors.*

4. *The interests of Great Sound Global Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

5. *The interests of Winibest Company Limited in the Company were duplicated by the interests in the Company held by Great Sound Global Limited.*

6. *The interests of Ceress International Investment (PTC) Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

7. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by Federal Trust Company Limited.*

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of the Company.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service agreement with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates was considered to have an interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Company other than those businesses to which the Directors and his/her associates were appointed to represent the interests of the Company.

5. NO MATERIAL ADVERSE CHANGE

So far as the Directors are aware, there has been no material adverse change in the financial or trading position of the Company since 31 March 2009, being the date to which the latest published audited financial statements of the Company had been made up.

6. EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinion or advice which are contained in this circular:

Name	Qualification
Sun Hung Kai International Limited	a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Sun Hung Kai International Limited has given and has not withdrawn its consent to the issue of this circular with the inclusion therein of its letter and/or references to its name in the form and context in which they appear.

At the Latest Practicable Date, Sun Hung Kai International Limited did not have any shareholding, directly or indirectly, in the Company or any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in the Company.

At the Latest Practicable Date, Sun Hung Kai International Limited did not have any direct or indirect interests in any assets which had been since 31 March 2009, the date of which the latest published audited financial statements of the Company were made up, acquired or disposed of by, or leased to, or proposed to be acquired or disposed of by, or leased to, the Company.

7. GENERAL

(i) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(ii) The branch share registrar and transfer office of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

(iii) The English version of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the following documents will be available for inspection at the principal office of the Company in Hong Kong at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong for a period of 14 days from the date of this circular:

(a) the Double Unity Agreement;

(b) the Merger Agreement;

(c) the letter confirmed from the Independent Board Committee, the text of which is set out on pages 18 to 19 of this circular;

(d) the letter of advice from the Independent Financial Adviser, the text of which is set out on pages 20 to 32 of this circular; and

(e) the written consent from the Independent Financial Adviser as referred to in paragraph 6 of this Appendix.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

(股份代號：179)

關連交易

獨立董事委員會及
獨立股東之獨立財務顧問


新鴻基金融集團
SUN HUNG KAI FINANCIAL

獨立董事委員會函件載於本通函第18至19頁，當中載有其向獨立股東表達的推薦意見。獨立財務顧問函件載於本通函第20至32頁，當中載有其向獨立董事委員會及獨立股東表達的意見及推薦意見。

二零零九年七月十三日

目　錄

頁次

在本通函內，下列詞語具有以下涵義除文義另有所指外：

「公佈」	本公司於二零零九年六月二十五日有關關連交易及須予披露之交易之公佈
「聯繫人」	上市規則所載涵義
「董事會」	本公司之董事會
「英屬處女島」	英屬處女島
「China Autoparts」	China Autoparts, Inc.，一間於特拉華州(Delaware)註冊成立之有限責任公司及本公司之非全資附屬公司
「本公司」	德昌電機控股有限公司，一間於百慕達註冊成立之有限責任公司，其股份於聯交所上市
「關連人士」	上市規則所載涵義
「董事」	本公司之董事
「Double Unity」	Double Unity Investments Limited，一間於英屬處女島註冊成立之有限責任公司
「Double Unity 協議」	JE Castings 與 Double Unity 簽訂之日期為二零零九年六月十八日之股份購買協議
「四名個人股東」	四名個人股東，其於China Autoparts 共持有約百分之六點一之股本權益
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元

「控股公司」	Tonglin Precision Parts Limited（前稱Beauty Color Investment Ltd.），一間於英屬處女島根據國際商業公司法成立之有限責任公司，其已發行股本現全由JE Castings持有
「香港」	中華人民共和國香港特別行政區
「獨立董事委員會」	由獨立非執行董事組成之獨立董事委員會，就Double Unity協議、合併協議及其中涉及之交易向獨立股東提出意見
「獨立財務顧問」	新鴻基國際有限公司，一家可從事證券及期貨條例項下第一類(證券交易)及第六類(就機構融資提供意見)受規管活動的持牌法團
「獨立股東」	於本公司股東大會上(若舉行)不需要就批准Double Unity協議、合併協議及其中涉及之交易放棄表決權之股東
「個人購買協議」	JE Castings與四名個人股東簽訂之日期為二零零九年六月十八日之股份購買協議
「JE Castings」	JE Castings Investments Limited，一間於英屬處女島註冊成立之有限責任公司及本公司之間接全資附屬公司
「Laser Jet」	Laser Jet Investment Limited，一間於英屬處女島註冊成立之有限責任公司
「最後實際可行日期」	二零零九年七月九日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	聯交所證券上市規則

「合併協議」	其中包括JE Castings、Laser Jet及Double Unity簽訂日期為二零零九年六月十八日之合併及重組協議
「中國」	中華人民共和國
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股東」	本公司之股東
「股份」	本公司股本中每股面值0.0125港元之股份
「聯交所」	香港聯合交易所有限公司
「Tianxi」	Tian Xi Auto Parts Group Co., Ltd.,一間於英屬處女島註冊成立之有限責任公司,其已發行股本現全由Laser Jet持有
「美元」	美國法定貨幣美元
「%」	百分比

本通函內使用之匯率乃按一美元兑七點八港元計算。


JOHNSON
ELECTRIC

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

(股份代號：179)

董事會

獨立非執行董事

Peter Stuart Allenby Edwards
Patrick Blackwell Paul
Oscar de Paula Bernardes Neto
史美倫*SBS, JP*
Michael John Enright

非執行董事

汪顧亦珍
名譽主席
汪建中

執行董事

汪穗中*JP*
主席及行政總裁
汪詠宜
副主席
汪立忠
汪浩然

香港辦事處

香港新界沙田科學園
科技大道東12號6樓

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

敬啟者：

關連交易

緒言

本公司於二零零九年六月二十五日公布，本公司之間接全資附屬公司JE Castings簽訂了Double Unity協議及合併協議。

根據上市規則，Double Unity 協議及合併協議內涉及之交易構成本公司之關連交易，受申報、公布及獨立股東批准的規定。

根據上市規則第14A.43條，已向聯交所申請豁免召開股東大會之要求及接納獨立股東之書面批准，而聯交所亦已向本公司授予該豁免。

本通函之目的，旨在向　閣下提供進一步之資料，其中包括(甲) Double Unity協議及合併協議之詳情；(乙)獨立董事委員會函件；及(丙)獨立財務顧問函件。

向 Double Unity 收購 China Autoparts 之權益

背景

China Autoparts 目前由 JE Castings、Double Unity 及四名個人股東分別持有約百分之五十六點八、百分之三十七點一及百分之六點一。

於個人購買協議完成後(詳情乃載於公佈內)，China Autoparts 將由 JE Castings 及 Double Unity 分別持有約百分之六十二點九及百分之三十七點一。

JE Castings 已簽訂一項 Double Unity 協議，向 Double Unity 收購約百分之二十四點七 China Autoparts 的股本權益。

Double Unity 協議

一、 日期

二零零九年六月十八日。

二、 各方

(甲) JE Castings(為買方)，本公司之間接全資附屬公司；及

(乙) Double Unity(為賣方)。

China Autoparts 是本公司的附屬公司。鑑於 Double Unity 持有 China Autoparts 約百分之三十七點一的股本權益，故為 China Autoparts 的一位主要股東。因此，根據上市規則第十四A章，Double Unity 是本公司的關連人士。

三、 將予收購之資產

China Autoparts之二百九十一萬八千二百四十九股每股面值零點零零零一美元之普通股，約佔China Autoparts百分之二十四點七股本權益。

四、 代價

JE Castings同意支付Double Unity總數九百八十一萬三千七百三十美元(相等於約七千六百五十四萬七千港元)的代價，以收購二百九十一萬八千二百四十九股每股面值零點零零零一美元之China Autoparts普通股，於交易完成時以現金支付。

收購China Autoparts二百九十一萬八千二百四十九股每股面值零點零零零一美元之普通股的代價和Double Unity協議的條款，是本公司和Double Unity參照China Autoparts於二零零八年十二月三十一日約為三千九百五十四萬二千美元(相等於約三億零八百四十二萬七千六百港元)的經審核綜合資產淨值，在公平磋商的基礎上訂定的。

五、 完成

預計Double Unity協議將於條件完成或豁免後三個營業日內完成(或各方同意之其他日期)。若本公司需要召開股東大會批准Double Unity協議，預計Double Unity協議將於該股東決議通過之日起七個營業日內完成。

完成Double Unity協議的條件為：－

(i) Double Unity協議各方所作的陳述和保證均為真實無誤，Double Unity協議的各方並各自履行所有有關的義務；

(ii) Double Unity已就其出售部份獲得其他股東的豁免(如有)；

(iii) Double Unity須具備所有有關出售項目的資格；及

(iv) 不得有任何有關出售的強制令、命令或其他限制。

若未能於二零零九年七月三十一日前、或各方同意或相關當事方豁免的日期前完全符合上述條件，Double Unity協議將終止，並即時生效。

Double Unity協議訂立的原因及帶來的好處

董事會認為，China Autoparts所經營的加工和鑄造業務的前景普遍正面。於個人購買協議完成後及於Double Unity協議完成前，本集團在China Autoparts將持有約百分之六十二點九的股本權益。在Double Unity協議完成後，本集團佔China Autoparts的股本權益將進一步增加至約百分之八十七點六。

董事(包括獨立非執行董事)認為Double Unity協議的條款公平及合理，並符合本公司及其股東之整體利益。

董事(包括獨立非執行董事)確認Double Unity協議的條款，乃以公平磋商的基礎訂定，並為正常的商業條款。

Double Unity協議的財務影響

China Autoparts為本公司的附屬公司，其賬目在執行Double Unity協議前綜合於本公司的財務報表中。在Double Unity協議完成後，China Autoparts的賬目將仍會綜合於本公司的財務報表中。

China Autoparts之資料

China Autoparts是一家於特拉華州註冊成立的有限責任公司，主要為中國汽車行業提供鑄造和部件生產業務。

截至二零零八年十二月三十一日，China Autoparts經審核的綜合資產淨值約為三千九百五十四萬二千美元(相等於約三億零八百四十二萬七千六百港元)；而截至二零零七年十二月三十一日約為三千二百六十三萬美元(相等於約二億五千四百五十一萬港元)。China Autoparts截至二零零八年十二月三十一日止之兩年經審核的財務資料如下：—

	二零零八年十二月三十一日止年度 美元	二零零七年十二月三十一日止年度 美元
除税前溢利	5,663,000	6,088,000
除税後溢利	4,961,000	5,292,000

Double Unity之資料

Double Unity是一家於英屬處女島註冊成立的有限責任公司。就董事所知，其主要業務為投資控股。

盡本公司所知，China Autoparts 乃由 Double Unity 所成立及 Double Unity 於 China Autoparts 並無購買成本。

本集團之資料

本集團為全球其中一家最大的動力系統及部件供應商，產品用於汽車應用、家用設備、辦公室儀器、工業產品、消費品，及醫療裝置。

合併

背景

在 Double Unity 協議及個人購買協議完成後，JE Castings 及 Double Unity 將分別持有 China Autoparts 約百分之八十七點六及百分之十二點四。

Tianxi 乃由 Laser Jet 全資擁有。

JE Castings、Laser Jet 及 Double Unity 同意按照合併協議的條款，合併及重組 China Autoparts 及 Tianxi。

合併協議

一、 日期

二零零九年六月十八日。

二、 各方

合併協議當事方及每一當事方於合併協議內與本公司的關係如下：－

(甲) JE Castings，本公司之間接全資附屬公司；

(乙) Laser Jet。盡董事所知、所悉及所信，作出一切合理的查詢後，Laser Jet 及其最終實益擁有人是獨立於上市規則所界定的本公司及其關連人士的第三方；

(丙) Double Unity 為 China Autoparts 的一名主要股東；

(丁) 控股公司，JE Castings 之全資附屬公司，將作為 China Autoparts 及 Tianxi 的控股公司；

(戊) Laser Jet 的實益擁有人；

（己） Double Unity 的實益擁有人；及

（庚） China Autoparts 的主席，並為 China Autoparts 的一名董事。

三、 交易

（甲） 由 Double Unity 轉讓 China Autoparts 的股本權益至控股公司

Double Unity 將轉讓其於 China Autoparts 的全部股本權益至控股公司。控股公司將向 Double Unity 配發及發行一千股控股公司的股份，作為該轉讓的代價。

（乙） 由 JE Castings 轉讓 China Autoparts 的股本權益至控股公司

JE Castings 將轉讓其於 China Autoparts 的全部股本權益至控股公司。控股公司將向 JE Castings 配發及發行七千零八十二股控股公司的股份，作為該轉讓的代價。

（丙） 由 Laser Jet 轉讓 Tianxi 的股本權益至控股公司

Laser Jet 將轉讓其於 Tianxi 的全部股本權益至控股公司。控股公司將向 Laser Jet 配發及發行三千九百九十二股控股公司的股份，作為該轉讓的代價。

上述轉讓完成後，JE Castings、Laser Jet 及 Double Unity 將分別持有控股公司約百分之五十八點七、百分之三十三及百分之八點三。

（丁） Tianxi 收購控股公司的股份

合併完成後:

(i) JE Castings 將向 Tianxi 提供一項本金為一百萬美元(相當於約七百八十萬港元)的無息貸款(「貸款」)。貸款的到期日為提取日後的六個月，或其他 JE Castings 和 Tianxi 協定的其他日期；

(ii) Laser Jet 將以九十四萬二千八百二十六美元(相當於約七百三十五萬四千港元)的代價，轉讓一百九十二股控股公司的股份予Tianxi。該轉讓的代價乃參考 China Autoparts 及 Tianxi 合併後的控股公司之資產淨值以貸款支付；及

(iii) JE Castings將以九百二十五萬九千四百六十一美元(相當於約七千二百二十二萬四千港元)的代價，轉讓一千八百八十三股控股公司的股份予Tianxi。該轉讓的代價乃參考China Autoparts及Tianxi合併後的控股公司之資產淨值以Tianxi祈付予JE Castings的本票支付。本票之本金金額並不附利息及所有本票之金額需於JE Castings要求時償還。

於以上(ii)及(iii)段的轉讓完成後，根據英屬處女島的法例，Tianxi作為控股公司的全資附屬公司，持有控股公司共二千零七十五股股份，該等股份將成為庫存股，除為確定控股公司的股本外，該等庫存股並沒有表決權和股息，亦不會被視為未償付。控股公司已發行股本將為：

	附表決權股份之數目及百分比	庫存股份之數目及百分比
JE Castings	5,200股(52%)	無
Laser Jet	3,800股(38%)	無
Double Unity	1,000股(10%)	無
Tianxi	無	2,075股(100%)
總數：	10,000股(100%)	2,075股(100%)

庫存股份將於控股公司清算時取消。庫存股份之目的為實現上述股權架構。

除了實現上述的股權結構，從JE Castings及Laser Jet轉讓控股公司股份予Tianxi(將由貸款和本票支付)，將使JE Castings成為Tianxi一筆總額約為一千零二十萬美元的款項的債權人。由於JE Castings將享有債權人的特權，除了作為控股公司的股東外，特權還包括但不限於流動資金優先，JE Castings將比Double Unity及Laser Jet享有優先的權利。

四、 代價

根據合併協議內的重組，JE Castings在China Autoparts的應佔股本權益將從約百分之八十七點六減至百分之五十二，而其於Tianxi的應佔股本權益將從約百分之零增加至約百分之五十二。

除了轉讓於China Autoparts約百分之三十五點六的股本權益外，JE Castings需要(i)提供一筆本金一百萬美元(相等於約七百八十萬港元)的貸款予Tianxi，以供其從Laser Jet收購一百九十二股控股公司股份；及(ii)接受本金九百二十五萬九千四百六十一美元(相等於約七千二百二十二萬四千港元)的本票，作為Tianxi收購一千八百八十三股控股公司股份的代價。

合併協議內重組的代價及合併協議的條款，是合併協議當事方參照China Autoparts及Tianxi於二零零八年十二月三十一日分別約為三千九百五十四萬二千美元(相等於約三億零八百四十二萬七千港元)及約為一千九百五十二萬七千美元(相等於約一億五千二百三十一萬零六百港元)的經審核綜合資產淨值，在公平磋商的基礎上訂定的。

五、 完成

預計合併協議之交易將於條件完成或豁免後三個營業日內完成(或各方同意之其他日期)。若本公司需召開股東大會以批准該合併協議之任何交易，預計合併協議內之該些交易將於該股東決議通過之日起七個營業日內完成。

完成合併協議之相關交易的條件為：－

(甲) 就合併協議內的相關交易，獲得本公司股東的批准(如適用)；

(乙) 所有當事方簽署並對相關交易文件不提出條件；

(丙) 履行相關交易文件內所提及到的條件；

(丁) 在相關交易文件中的所有陳述、保證和承諾仍為真實、準確及未有被違反，亦未有任何情況發現或顯示其在相關交易文件中的任何陳述、保證和承諾為不真實及不準確；

(戊) Tianxi及其附屬公司的法律、財務及業務的盡職審查工作完成，JE Castings並滿意其結果；

(己) 完成就合併協議內的重組交易、控股公司及其附屬公司的股權架構及業務模式所進行的稅務諮詢工作；

(庚) 解決所有借予或借自相關當事方的負債和債務，並附以證據支持；及

(辛) 獲得相關當事方，無論是由政府或監管機構或第三方或其他必需並適用於執行和履行本合併協議相關交易的所有同意、准許、批准。

若未能履行或未能於二零零九年七月三十一日(或各方同意的日期)當日或之前豁免上述條件，合併協議之相關交易將自動失效並相應終止。

合併協議的訂立原因及帶來的好處

董事認為，合併協議內的重組交易符合重大的策略和財務邏輯，對本集團帶來多方面優勢。首先，China Autoparts 是一家於中國汽車行業擁有領導地位的鑄鐵發動機組的供應商，而 Tianxi 則是一家領先的加工汽車發動機組件供應商。兩家公司在商業上一直密切合作已超過十年，目前，Tianxi 一半以上的原材料鑄件均採購自 China Autoparts。因此，預計鑄造和加工活動的垂直整合，將為研究和開發、製造、質量控制和銷售等領域以及節省行政上的間接費用，帶來重大的業務協同效益。其次，在合併後的整合企業將在中國的發動組件市場，成為領先的獨立經營者，鑄造能力每年超過一百萬個單位，加工能力每年超過六十萬個單位。預計這壯大的規模和業務範圍，將使合併後的企業在國內的競爭力更強，並擁有資源在國際這個一向有利於中國製造商的工業市場上擴展業務。第三，合併後的企業擁有擴大的業務範圍和更多的資源，預計將有助加速擴展汽車行業以外的其他精密機械零件和鑄件業務。

董事(包括獨立非執行董事)認為，合併協議的條款為正常的商業條款，公平及合理，並符合股東之整體利益。

合併協議的財務影響

China Autoparts 為本公司的附屬公司，其賬目在執行合併協議前綜合於本公司的財務報表中。在合併協議完成後，China Autoparts 的賬目將仍會綜合於本公司的財務報表中。

在執行合併協議前，本集團在Tianxi並沒有任何股本權益。在合併協議完成後，Tianxi的賬目將綜合於本公司的財務報表中。

Tianxi之資料

Tianxi是一家於英屬處女島註冊成立的有限責任公司。就董事所知，其主要業務為於中國製造和供應精密、加工的汽車發動組件。

截至二零零八年十二月三十一日，Tianxi經審核的綜合資產淨值約為一千九百五十二萬七千美元(相等於約一億五千二百三十一萬零六百港元)，及截至二零零七年十二月三十一日，Tianxi之未經審核綜合資產淨值約為一千四百零二萬三千美元(相等於約一億零九百三十七萬九千四百港元)。Tianxi截至十二月三十一日止兩年之綜合財務資料(二零零八年財政年度為已審核及二零零七年財政年度為未經審核)及二零零九年五月三十一日止五個月Tianxi之未經審核財務資料如下：－

	截至五月三十一日止五個月	截至十二月三十一日止年度	
	二零零九年	二零零八年	二零零七年
	(未經審核)	(經審核)	(未經審核)
	美元	美元	美元
除稅前溢利	739,000	1,708,000	1,147,000
除稅後溢利	657,000	1,597,000	987,000
資產淨值	20,213,000	19,527,000	14,023,000

Laser Jet之資料

Laser Jet是一家於英屬處女島註冊成立的有限責任公司。就董事所知，其主要業務為投資控股。

本集團於合併協議完成前後附有表決權之股權架構

一、 Double Unity協議完成時及合併協議完成前：


(甲)
JE Castings
Double Unity
87.6%
12.4%
China Autoparts
(乙)
Laser Jet
100%
Tianxi
(丙)
JE Castings
100%
控股公司

二、 完成轉讓(i)由Double Unity及JE Castings於China Autoparts之股本權益至控股公司；及(ii) Laser Jet於Tianxi之股本權益至控股公司


Double Unity
JE Castings
Laser Jet
8.3%
58.7%
33.0%
控股公司
100%
China Autoparts
Tianxi

三、 **Tianxi完成收購控股公司之股份**


Double Unity
JE Castings
Laser Jet
10%
52%
38%
控股公司
100%
China Autoparts
Tianxi

上市規則下之涵義

Double Unity 是 China Autoparts 的主要股東，故為本公司的關連人士及 Tianxi 之最終實益擁有人將於合併協議完成後成為控股公司之控股股東及董事，根據上市規則第十四A章，有關 Double Unity 協議及合併協議內所涉及的交易，乃構成一項本公司之關連交易。

由於一個或多個在 Double Unity 協議及合併協議內所涉及之交易的適用百分比率(不包括盈利比率)均等於或超過百分之二點五，但低於百分之二十五，彼須遵守上市規則第十四A章之申報、公佈及獨立股東批准的規定。

獨立股東之書面批准

有關 Double Unity 協議及合併協議內所涉及之交易，並無股東需要放棄表決權。汪顧亦珍女士為多項家族酌情信託之實益擁有人，於最後實際可行日期，其於本公司已發行股本中直接或間接持有約合共百分之五十八點九八之權益。本公司已獲得一批有密切聯繫之股東(其共同持有二十一億三千二百二十一萬零八百八十股股份，佔本公司已發行股本約百分之五十八點零四之面值)的書面批准。本公司已向聯交所申請豁免召開股東大會之要求及根據上市規則第14A.43條接納獨立股東之書面批准，及聯交所已授予本公司該豁免。

其他資料

本公司已成立由獨立非執行董事組成之獨立董事委員會，就Double Unity協議及合併協議之條款是否公平合理及符合本公司及股東之整體利益上向獨立股東提供意見。

本公司已委任新鴻基國際有限公司為獨立財務顧問，就Double Unity協議及合併協議之條款是否公平合理、是否正常商業條款及是否符合本公司及股東之整體利益上，向獨立董事委員會及獨立股東提供推薦意見。

推薦意見

董事(包括獨立非執行董事)認為，Double Unity協議、合併協議及其中涉及之交易，乃按正常商業條款訂立，且符合本公司及股東之整體利益。以整體股東而言，其中的條款乃公平合理。因此，倘若本公司需要召開股東大會以批准Double Unity協議、合併協議及其中涉及之交易，董事推薦獨立股東投票贊成該決議案。

額外資料

謹請　閣下垂注載於本通函之獨立董事委員會函件及獨立財務顧問函件，以及載於本通函附錄之額外資料。

此致

列位股東　台照

承董事會命

德昌電機控股有限公司

汪穗中
主席及行政總裁
謹啟

二零零九年七月十三日

以下為獨立董事委員會致獨立股東之函件全文，乃編製以供載入本通函：



德昌電機控股有限公司
(在百慕達註冊成立之有限公司)
(股份代號：179)

敬啟者：

關連交易

茲提述日期為二零零九年七月十三日本公司致股東之通函(「通函」)，本函件構成其中一部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等乃獲委任為獨立董事委員會之成員，以就Double Unity協議、合併協議及其中涉及之交易(「交易」)之條款向獨立股東提供意見。新鴻基國際有限公司已獲委任為獨立財務顧問，向獨立董事委員會及獨立股東就交易之條款提供意見。

吾等謹請　閣下垂注通函第5至17頁所載董事會函件及通函第20至32頁所載獨立財務顧問函件。

吾等知悉並無股東於交易中擁有權益，其與其他股東不同，所以假若本公司需召開股東大會以批准交易，並無股東需要放棄表決權。本公司已就交易獲得一批有密切聯繫之股東(其共同持有二十一億三千二百二十一萬零八百八十股股份，佔本公司已發行股本約百分之五十八點零四之面值)的書面批准。本公司已向聯交所申請豁免召開股東大會之要求及根據上市規則第14A.43條接納獨立股東之書面批准，及聯交所已授予本公司該豁免。據此，根據上市規則，不需要就交易召開股東大會。

經考慮獨立財務顧問於其意見函件內提供的意見以及其達致該意見而作出考慮的主要因素及理由後，吾等認為，交易條款乃按一般商業條款訂立，公平和合理，且符合本公司及股東之整體利益。倘若需召開股東大會以考慮及酌情批准Double Unity協議、合併協議及其中涉及之交易，吾等將推薦獨立股東投票贊成該決議案。

此致

列位獨立股東　台照

獨立董事委員會

Peter Stuart Allenby Edwards
獨立非執行董事

Patrick Blackwell Paul
獨立非執行董事

Oscar de Paula Bernardes Neto
獨立非執行董事

史美倫 *SBS, JP*
獨立非執行董事

Michael John Enright
獨立非執行董事

二零零九年七月十三日

以下為獨立財務顧問就交易致獨立董事委員會及獨立股東之意見函件全文，乃編製以供載入本通函。



敬啟者：

關連交易

I. 緒言

吾等被委任為獨立財務顧問向本公司之獨立董事委員會及獨立股東就有關Double Unity協議及合併協議所涉及之關連交易(「交易」)，細節已載於董事會函件(「董事會函件」)，以供載入於二零零九年七月十三日本公司之通函(「通函」)。除文義另有所指外，本函件已界定的詞彙在本函件中具有相同涵義。

向Double Unity收購China Autoparts之權益

董事會於二零零九年六月十八日公佈，本公司之間接全資附屬公司JE Castings簽訂Double Unity協議，同意支付Double Unity總數九百八十一萬三千七百三十美元(相等於約七千六百五十四萬七千港元)的代價，以收購其於China Autoparts約百分之二十四點七股本權益。收購完成後，JE Castings佔China Autoparts的股本權益將增加至約百分之八十七點六。

合併

於二零零九年六月十八日，JE Castings簽訂有關合併及重組China Autoparts及Tianxi之合併協議。合併協議完成後，JE Castings、Laser Jet及Double Unity將分別持有控股公司約百分之五十二、百分之三十八及百分之十。

上市規則下之涵義

Double Unity 是 China Autoparts 的主要股東，故為本公司的關連人士及 Tianxi 之最終實益擁有人將於合併協議完成後成為控股公司之控股股東及董事，根據上市規則第十四A章，有關 Double Unity 協議及合併協議內所涉及的交易，乃構成一項本公司之關連交易。

由於一個或多個在 Double Unity 協議及合併協議內所涉及之交易的適用百分比率(不包括盈利比率)均等於或超過百分之二點五，但低於百分之二十五，彼須遵守上市規則第十四A章之申報、公佈及獨立股東批准的規定。

獨立股東之書面批准

有關 Double Unity 協議及合併協議內所涉及之交易，並無股東需要放棄表決權。汪顧亦珍女士為多項家族酌情信託之實益擁有人，於最後實際可行日期，其於本公司已發行股本中直接或間接持有約合共百分之五十八點九八之權益。本公司已獲得一批有密切聯繫之股東(其共同持有二十一億三千二百二十一萬零八百八十股股份，佔本公司已發行股本約百分之五十八點零四之面值)的書面批准。

本公司已向聯交所申請豁免召開股東大會之要求及根據上市規則第14A.43條接納獨立股東之書面批准，及聯交所已授予本公司該豁免。

II. 獨立董事委員會

獨立董事委員會乃由所有獨立非執行董事組成，包括 Peter Stuart Allenby Edwards 先生、Patrick Blackwell Paul 先生、Oscar de Paula Bernardes Neto 先生、史美倫女士 *SBS, JP*及Michael John Enright 教授。彼等向獨立股東就 Double Unity 協議及合併協議之條款是否公平和合理及對本公司與股東之整體利益作出意見。

吾等已獲委任向獨立董事委員會及獨立股東就Double Unity 協議及合併協議的條款是否公平和合理、是否按一般商業條款並符合本公司及股東之整體利益提出推薦意見。

III. 意見之基準

在達致吾等的意見及推薦時，吾等乃依賴本公司及其顧問所提供之陳述、資料、意見、表述及事實而作出。吾等假設通函內所載或提述或由本公司提供之所有資料及陳述在編製時乃屬真實，並於截至最後實際可行日期仍屬真實。吾等亦假設董事於通函內作出的所有想法、意見及意向乃經審慎查詢後合理作出。吾等無理由懷疑獲提供之資料及事實之真實性及準確性。董事經作出一切合理查詢後確認，盡彼等所知及所信，並無遺漏任何其他事實致使本通函所載任何陳述產生誤導。

吾等之評論及分析乃根據本公司提供之資料(其中包括) (i) Double Unity 協議；(ii)合併協議；(iii)本公司截至二零零九年三月三十一日止三個年度之年報；(iv) China Autoparts 截至二零零八年十二月三十一日止兩年之年報；(v) China Autoparts 截至二零零九年五月三十一日止五個月之未經審核會計賬目；(vi)截至二零零七年十二月三十一日止年度Tianxi之未經審核管理賬目及Tianxi截至二零零八年十二月三十一日止年度之年報；(vii)截至二零零九年五月三十一日止五個月Tianxi之未經審核管理賬目；(viii)公佈；(ix)本通函；及(x)香港貿易發展局、聯交所、上海聯交所、深圳聯交所及中國國家統計局網頁上之公開資料。吾等亦就Double Unity協議和合併協議訂立之條款及原因與董事及／或本集團之管理層進行商討。

吾等認為已獲足夠資料就交易之條款達成意見，及有充份理由依賴通函所載資料及陳述之準確性及就此提供合理根據之推薦意見。吾等並無理由猜疑本公司隱瞞任何相關資料。然而吾等並無對所提供資料進行獨立核實，亦無對本集團Tianxi及控股公司之業務、營運方面、財務狀況及事務進行任何調查。

吾等之意見主要乃根據當時存在之財務、經濟、市場、監管及其他因素，以及於最後實際可行日期吾等獲得之事實、資料、陳述及意見。吾等概不會就於最後實際可行日期後獲得或知悉之事項承擔責任或概不就因當中所載意見因任何事實或事項改變而需對任何人士負責。

IV. 主要考慮因素

吾等於達致對交易之意見時，吾等曾考慮下列主要因素：

甲、 向 Double Unity 收購 China Autoparts 之權益

一、 *Double Unity 協議之背景*

誠如董事會函件所述，截至最後實際可行日期，China Autoparts由JE Castings、Double Unity 及四名個人股東分別持有約百分之五十六點八、百分之三十七點一及百分之六點一。於個人購買協議完成後(詳情乃載於公佈內)，China Autoparts將由JE Castings及Double Unity分別持有約百分之六十二點九及百分之三十七點一。JE Castings已簽訂 Double Unity協議，向 Double Unity 收購約百分之二十四點七 China Autoparts 的股本權益。

二、 *本集團之資料*

本集團為全球其中一家最大的動力系統及部件供應商，產品用於汽車應用、家用設備、辦公室儀器、工業產品、消費品及醫療裝置。

審視本集團之財務表現

根據載於本公司二零零七年、二零零八年及二零零九年年報之資料，本公司之財務業績概述如下：

	截至三月三十一日止年度		
	二零零九年 (經審核) 千美元	二零零八年 (經審核) 千美元	二零零七年 (經審核) 千美元
收入	1,828,165	2,220,792	2,086,628
毛利	425,697	564,340	512,227
毛利百分比	23.3%	25.4%	24.5%
本公司權益持有人應佔溢利／(虧損)	2,591	130,849	109,696
淨溢利百分比	0.14%	5.89%	5.26%

本集團於二零零九年三月三十一日止年度之綜合收益為十八億二千八百二十萬美元，與二零零八年之二十二億二千零八十萬美元相比，下降了百分之十七點六，主要由於集團最大的營運部門－汽車產品組別，受到環球經濟衰退的打擊最為嚴重，新的輕型汽車的產量在北美與上年同期相比下降了超過百分之五十，而歐洲在產量方面因部分受惠於政府的刺激市道方案，下降了百分之三十六。因此，本集團之權益持有人應佔溢利由二零零八年之一億三千零八十萬美元，下降百分之九十八，至二零零九年之二百六十萬美元，及淨毛利百分比由百分之五點八九下降至百分之零點一四。

截至二零零八年三月三十一日止，本集團之綜合收入為二十二億二千零八十萬美元，由二零零七年之二十億八千六百六十萬美元增加百分之六點四，主要由於歐元及瑞士法郎兑美元強勢為歐洲銷售上升百分之十點二所致；撇除該得益，銷售額大致與去年相同。本集團權益持有人應佔溢利由二零零七年之一億零九百七十萬美元，增加百分之十九點二至二零零八年的一億三千零八十萬美元。

三、 *China Autoparts之資料*

誠如董事會函件所述，China Autoparts是一家於特拉華州註冊成立的有限責任公司，主要為中國汽車行業提供鑄造和部件生產業務。

據董事之意見，China Autoparts 是一家鑄鐵發動機組供應商，年產量超過一百萬個單位，或約四萬噸，非發動機缸體鑄造部件之年產能力約為一萬噸。它是中國內地汽車行業原設備製造客戶的領先發動機缸體鑄件供應商，其客戶包括一些國內擁有領先地位的汽車行業原設備製造公司。

China Autoparts截至二零零八年十二月三十一日止兩年經審核的財務資料及未經審核截至二零零九年五月三十一日止的五個月財務資料如下：

	五月三十一日止五個月	十二月三十一日止年度	
	二零零九年	二零零八年	二零零七年
	(未經審核)	(經審核)	(經審核)
	美元	美元	美元
除税前溢利	3,564,000	5,663,000	6,088,000
除税後溢利	3,099,000	4,961,000	5,292,000
淨資產價值	42,242,000	39,542,000	32,634,000

截至二零零八年十二月三十一日，China Autoparts經審核的綜合資產淨值約為三千九百五十四萬二千美元(相等於約三億零八百四十二萬七千六百港元)；而截至二零零七年十二月三十一日約為三千二百六十三萬四千美元(相等於約二億五千四百五十一萬港元)。根據China Autoparts截至二零零九年五月三十一日最近之管理賬目，China Autoparts擁有資產淨值約為四千二百二十四萬二千美元。

截至二零零八年十二月三十一日止兩年之經審核及二零零九年五月三十一日止五個月之未經審核除稅前溢利分別約為六百零八萬八千美元、五百六十六萬三千美元及三百五十六萬四千美元。截至二零零八年十二月三十一日止兩年之已審核及二零零九年五月三十一日止五個月之未經審核除稅後溢利分別約為五百二十九萬二千美元及四百九十六萬一千美元及三百零九萬九千美元。二零零八年淨溢利下跌乃主要由於二零零八年全球經濟衰退令銷售大幅下降。

四、 Double Unity之資料

誠如董事會函件所述，Double Unity是一家於英屬處女島註冊成立的有限責任公司。就董事所知，其主要業務為投資控股。盡本公司所知，China Autoparts乃由Double Unity所成立及Double Unity於China Autoparts並無購買成本。

五、 資產淨值估值法

對於China Autoparts及Tianxi等錄得溢利的製造公司而言，資產淨值估值法為保守的估值方法，有鑑於此，吾等認為本公司採納此項估值法屬恰當。

由於China Autoparts及Tianxi均位於其中國主要市場，故吾等認為將上述兩家公司的價值，與該等以人民幣計值的普通股(「A股」)在中國證券交易所上市的公司的價值互相比較實屬恰當。就吾等所深知及根據A股的資料，吾等嘗試審閱China Autoparts及Tianxi的市賬率，並將有關結果與主要從事類似業務的公司的A股互相比較。

吾等亦審閱一些工業相關A股公司及知悉差不多全部經吾等審閱之相關A股公司的買賣價均高於彼等各自的資產淨值。由於該等交易的代價約相等於China Autoparts及／或Tianxi資產淨值，其顯然低於A股公司之一般慣例(高於其各自資產淨值)，因此，整體而言不會對本集團不利。據此，吾等認為採用此代價基準對本公司乃屬恰當。

吾等知悉China Autoparts及Tianxi並非上市公司，彼等各自股份的價值可能低於股份承受較低流動風險的類似上市公司的股價。

吾等考慮過上述因素，吾等認為整體而言，交易代價之基準整體上屬恰當。

六、*Double Unity 協議之代價*

誠如董事會函件所述，JE Castings同意支付Double Unity總數九百八十一萬三千七百三十美元(相等於約七千六百五十四萬七千港元)的代價，以向Double Unity收購其於China Autoparts約百分之二十四點七之股本權益，於交易完成時以現金支付。

收購China Autoparts二百九十一萬八千二百四十九股每股面值零點零零零一美元之普通股的代價和Double Unity協議的條款，是本公司和Double Unity參照China Autoparts於二零零八年十二月三十一日約為三千九百五十四萬二千美元(相等於約三億零八百四十二萬七千六百港元)的經審核綜合資產淨值，在公平磋商的基礎上訂定的。

Double Unity協議之代價，與China Autoparts截至二零零八年十二月三十一日之經審核綜合資產淨值之百分之二十四點七(相當於JE Castings購買China Autoparts股本權益之部分)相約。

根據上述，吾等認為Double Unity協議之代價乃公平及合理及符合本公司與股東之整體利益。

七、*Double Unity協議訂立的原因及帶來的好處*

誠如董事會函件所提及，董事會認為，China Autoparts所經營的加工和鑄造業務的前景普遍正面。

鑑於China Autoparts截至二零零九年五月三十一日之最近期管理賬目顯示China Autoparts之業務表現理想，吾等同意董事所指Double Unity協議相信能對本集團之業績帶來正面前景。

誠如董事會函件所述，於個人購買協議完成後(詳情乃載於公佈內)，China Autoparts 將由 JE Castings 及 Double Unity 分別持有約百分之六十二點九及百分之三十七點一。JE Castings 已簽訂一項 Double Unity 協議，向 Double Unity 收購約百分之二十四點七 China Autoparts 的股本權益。於個人購買協議完成後及於 Double Unity 協議完成前，本集團在 China Autoparts 將持有約百分之六十二點九的股本權益。在 Double Unity 協議完成後，本集團佔 China Autoparts 的股本權益將進一步增加至約百分之八十七點六。

根據以上，吾等認為 Double Unity 協議之條款乃公平和合理及符合本公司及股東之整體利益。

吾等謹請　閣下垂注，本集團將進一步訂立合併協議。

乙、 合併

一、 *合併協議之背景*

誠如董事會函件所披露，於 Double Unity 協議及個人購買協議完成後，JE Castings 及 Double Unity 將分別持有 China Autoparts 約百分之八十七點六及百分之十二點四。Tianxi 乃由 Laser Jet 全資擁有。JE Castings、Laser Jet 及 Double Unity 同意按照合併協議的條款，合併及重組 China Autoparts 及 Tianxi。

二、 *Tianxi 之資料*

Tianxi 是一家於英屬處女島註冊成立的有限責任公司。就董事所知，其主要業務為於中國製造和供應精密、加工的汽車發動組件。

據董事之意見，Tianxi 是一家向汽車原設備製造商提供發動機缸體的供應商，年產量六十萬個單位。它是中國發動機缸體的領先供應商之一。其客戶包括一些國內擁有領先地位的汽車原設備製造商與及數家領先地位的環球原設備製造商。

截至十二月三十一日止兩年之綜合財務資料(二零零八年財政年度為已審核及二零零七年財政年度為未經審核)及Tianxi截至二零零九年五月三十一日的五個月未經審核之財務資料如下:

	五月三十一日止五個月	十二月三十一日止年度	
	二零零九年	二零零八年	二零零七年
	(未經審核)	(經審核)	(未經審核)
	美元	美元	美元
除税前溢利	739,000	1,708,000	1,147,000
除税後溢利	657,000	1,597,000	987,000
淨資產價值	20,213,000	19,527,000	14,023,000

截至二零零八年十二月三十一日止Tianxi之已審核綜合資產淨值約為一千九百五十二萬七千美元(相等於約一億五千二百三十一萬零六百港元)及Tianxi截至二零零七年十二月三十一日之未經審核綜合資產淨值約為一千四百零二萬三千美元(相等於約一億零九百三十七萬九千四百港元)。根據Tianxi截至二零零九年五月三十一日之最近管理賬目,Tianxi之資產淨值約為二千零二十一萬三千美元(相等於約一億五千七百六十六萬一千四百港元)。

截至二零零七年十二月三十一日止年度未經審核除税前溢利、二零零八年十二月三十一日止已審核之除税前溢利及二零零九年五月三十一日止五個月之未經審核除税前溢利分別約為一百一十四萬七千美元、一百七十萬零八千美元及七十三萬九千美元。二零零七年十二月三十一日止年度之未經審核之除税後溢利、二零零八年十二月三十一日止經審核及二零零九年五月三十一日止五個月未經審核之除税後溢利分別為九十八萬七千美元及一百五十九萬七千美元及六十五萬七千美元。

三、 *Laser Jet之資料*

Laser Jet是一家於英屬處女島註冊成立的有限責任公司。就董事所知,其主要業務為投資控股。

四、 合併協議的代價

根據合併協議內的重組，JE Castings在China Autoparts的應佔股本權益將從約百分之八十七點六減至百分之五十八點七，佔下跌約百分之二十八點九，而其於Tianxi的應佔股本權益將從約百分之零增加至約百分之五十八點七。董事確認，因China Autoparts資產淨值下跌之百分之二十八點九與Tianxi約一千一百四十萬美元之資產淨值之百分之五十八點七相約，吾等認為於董事會函件內提述之合併協議(甲)至(丙)部之重組為公平及合理。

除了轉讓於China Autoparts約百分之三十五點六的股本權益外，JE Castings需要(i)提供一筆本金一百萬美元(相等於約七百八十萬港元)的貸款予Tianxi，以供其從Laser Jet收購一百九十二股控股公司之股份；及(ii)接受本金九百二十五萬九千四百六十一美元(相等於約七千二百二十二萬四千港元)的本票，作為Tianxi收購一千八百八十三股控股公司股份的代價。

Laser Jet將以九十四萬二千八百二十六美元(相當於約七百三十五萬四千港元)的代價，轉讓一百九十二股控股公司的股份予Tianxi。該轉讓的代價乃相當於China Autoparts及Tianxi合併後的控股公司之一百九十二股之資產淨值以貸款支付。

JE Castings將以九百二十五萬九千四百六十一美元(相當於約七千二百二十二萬四千港元)的代價，轉讓一千八百八十三股控股公司的股份予Tianxi。該轉讓的代價乃相當於China Autoparts及Tianxi合併後的控股公司之一千八百八十三股之資產淨值以Tianxi祈付予JE Castings的本票支付，因代價與上述討論的資產淨值相等，吾等認為該代價乃公平及合理。

董事確認，於完成上述交易後，本集團於控股公司之股本權益將由約百分之五十八點七減少至約百分之五十二，佔下跌約百分之六點七相當於約三百九十六萬美元(二零零八年十二月三十一日China Autoparts及Tianxi分別之資產淨值總和之百分之六點七)。同時，因貸款及Tianxi祈付予JE Castings所發出之無息本票，將使JE Castings成為Tianxi一筆總額約為

一千零二十萬美元的款項的債權人。據此，吾等認為董事會通函提述之合併協議第(丁)部乃公平及合理。

就董事會函件所披露，合併協議內重組的代價及合併協議的條款，是合併協議當事方參照China Autoparts及Tianxi於二零零八年十二月三十一日分別約為三千九百五十四萬二千美元(相等於約三億零八百四十二萬七千港元)及約為一千九百五十二萬七千美元(相等於約一億五千二百三十一萬零六百港元)的經審核綜合資產淨值，在公平磋商的基礎上訂定的。因合併協議內涉及之重組之代價，與上述討論標的公司各自資產淨值之部分相同，吾等認為合併協議乃公平及合理。

基於以上及下文第A5部所載提為「***資產淨值估值法***」之討論，吾等同意董事所指合併協議是公平和合理，並符合本公司及股東的整體利益。

五、 合併協議的訂立原因及帶來的好處

誠如董事會函件所披露，董事認為，合併協議內的重組交易具重大的策略和財務邏輯，故對本集團帶來多方面優勢。首先，China Autoparts是一家於中國汽車行業擁有領導地位的鑄鐵發動機組的供應商，而Tianxi則是一家領先的加工汽車發動機組件供應商。兩家公司在商業上一直密切合作已超過十年，目前，Tianxi一半以上的原材料鑄件均採購自China Autoparts。因此，預計鑄造和加工活動的垂直整合，將為研究和開發、製造、質量控制和銷售等領域以及節省行政上的間接費用，帶來重大的營運協同效益。其次，在合併後的整合企業將在中國的發動組件市場，成為領先的獨立經營者，鑄造能力每年超過一百萬個單位及加工能力每年超過六十萬個單位。預計這壯大的規模和業務範圍，將使合併後的企業在國內的競爭力更強，並擁有資源在國際這個一向有利於中國製造商的工業市場上擴展業務。第三，合併後的企業擁有擴大的業務範圍和更多的資源，預計將有助加速擴展汽車行業以外的其他精密機械零件和鑄件業務。

鑑於Tianxi截至二零零九年五月三十一日之最近管理賬目顯示其業務表現理想，吾等同意董事所指合併協議相信將為本集團之業績帶來正面前景。

吾等認為收購Tianxi是一項現存業務之重組，乃與本集團之整體業務策略一致。此外，合併協議能令本集團除對China Autoparts外及對Tianxi具控制權，故能提升本集團長遠管理、產品發展之效率。合併協議將有利成本控制，其與本公司二零零九年度年報所披露之業務策略相一致。

根據以上及下文第V部所載提為「**中國經濟概況**」之討論，吾等同意董事所指合併協議之條款乃按正常商業條款、公平及合理及符合股東整體之利益。

V. 中國經濟概況

根據最近期發佈的官方刊物中國統計年鑒二零零八，中國的國內生產總值由二零零二年約人民幣十二萬零三百億元，增加至二零零八年約人民幣三十萬零六百億元，複合年增長率約為百分之十二點一三，並連續六年錄得雙位數字年增長。根據中國國民經濟和社會發展第十一個五年規劃綱要(二零零六年至二零一零年)所載(其中包括)，至二零一零年，實際國內生產總值的平均增長率約為每年百分之七點五，而國內人均生產總值將增至約人民幣一萬九千二百元。

中國國務院為應付近期全球金融海嘯及維持經濟增長勢頭，故於二零零八年十一月九日公佈總值為人民幣四萬億元的刺激經濟方案，計劃於其後兩年增加固定資產投資，藉此推動內需。刺激經濟方案所涵蓋的範疇包括基建、農村發展及災後重建等。

此外，中國國務院於二零零九年五月十九日公佈一項有關家電及汽車的全新補貼計劃。中國政府將分別撥出人民幣五十億元及人民幣二十億元的補貼，鼓勵汽車更新及家電以舊換新。

據香港貿易發展局網頁所載，新補貼計劃屬於中國政府不斷致力刺激消費、擴大內需、及提高效率以減少污染的政策的其中一部分。此項計劃為中小型載貨車、中型載客車及未能達到指定排放標準的汽油車和柴油車的擁有者所提供的補助，相等於同型車輛的購置税；對於以新電視機、電冰箱、洗衣機、空調和電腦替換舊家電的人士而言，亦可獲發相等於新家電價格百分之十的補貼。補貼計劃將於上海、北京、天津及多個沿海省份共九個試點展開。中國政府預期，推行此項計劃後，未來四年的銷售額將達到人民幣一萬六千億元。

根據中國國家統計局所發表的統計資料，二零零九年四月的零售額為人民幣九千三百四十三億二千萬元，較去年同期上升百分之十四點八。

基於此等理據，吾等認為進行交易，可讓本公司參與中國汽車行業以外的其他精密機械零件和鑄件業務，而有關業務有望與中國的經濟同步增長。中長期而言，此舉可為本集團的增長及發展帶來正面影響。

VI. 交易之財務影響

資產淨值

於交易完成後，本集團之未經審核綜合資產淨值應會輕微改善。

流動資金及槓桿比率

於交易完成後，本集團之流動資金應會輕微下降及本集團之槓桿比率應會輕微上升。

盈利

於Double Unity協議及合併協議完成後，China Autoparts之賬目仍綜合於本集團之財務報表中。因於交易完成後本集團於China Autoparts之實際權益將由百分之五十六點八減少至百分之五十二，本集團於China Autoparts可享有較低比率之溢利。

本集團於合併協議執行前於Tianxi並無擁有任何股本權益。於合併協議完成後，Tianxi之賬目將綜合於本集團之財務報表中，故可享有Tianxi百分之五十二之溢利。

吾等認為對本集團之財務狀況並無任何重大影響。

VII. 推薦意見

經考慮以上主要因素及理由後，吾等認為，Double Unity協議及合併協議乃按一般商業條款而訂立，及Double Unity協議及合併協議之條款乃公平和合理，且符合本公司及股東之整體利益。因此倘若需召開股東大會，吾等將推薦獨立董事委員會建議股東投票贊成及批准交易之決議案。

此　致

獨立董事委員會及獨立股東　台照

承董事會命
新鴻基國際有限公司
岑錦志　　**黎敬恩**
董事總經理　　*聯席董事*

二零零九年七月十三日

一、 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願共同及個別對本通函所載資料之準確性負全責，並經作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載任何陳述產生誤導。

二、 權益披露

(甲) 董事權益

於最後實際可行日期，董事及本公司之行政總裁於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有依據證券及期貨條例第XV部第七及第八分部須知會本公司及聯交所之權益及淡倉(包括彼等根據證券及期貨條例之該等條文被當作或視為擁有之權益及淡倉)，及根據上市規則上市公司董事進行證券交易之標準守則(「標準守則」)，依據證券及期貨條例第352條規定須登記於本公司登記冊內之權益及淡倉如下：

姓名	本公司每股面值港幣0.0125元之股份 個人權益	其他權益
汪顧亦珍	—	2,166,710,880 *(附註一及二)*
汪立忠	—	48,000,000 *(附註三)*
汪建中	—	577,000 *(附註四)*
Peter Stuart Allenby Edwards	—	100,000 *(附註五)*
Patrick Blackwell Paul	50,000	—

附註：

一、 *此等股份由多項與汪氏家族有關連之信託基金之信託人直接或間接持有。*

二、 *各方之間重疊之股權已列於本附錄下文提為「股東權益」之內。*

三、 *此等股份由一項信託基金所持有，而汪立忠先生乃該信託基金的成立人。*

四、 *此等股份由汪建中先生的配偶實益擁有。*

五、 *此等股份由一項信託基金所持有，而Peter Stuart Allenby Edwards先生乃該信託基金的其中一位受益人。*

除上述披露者外，於最後實際可行日期，概無董事或本公司之行政總裁於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債券中，擁有根據證券及期貨條例第XV部第七及第八分部須知會本公司及聯交所之權益或淡倉，亦無擁有根據證券及期貨條例第352條規定須登記於本公司登記冊內之權益或淡倉，或根據標準守則須知會本公司及聯交所之權益或淡倉。

於最後實際可行日期：－

(i) 概無董事自二零零九年三月三十一日(即本公司最近期刊發之經審核財務報表編製之日)以來已經收購或出售或租賃、或擬收購或出售或租賃本公司之任何資產中擁有任何直接或間接權益；及

(ii) 概無董事於最後實際可行日期與本公司訂立仍然有效且與本公司業務關係重大之任何合約或安排中擁有重大權益。

(乙) 股東權益

就董事及本公司之行政總裁所知，於最後實際可行日期，下列人士於股份及相關股份中擁有根據證券及期貨條例第XV部第二及第三分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶在任何情況下於本公司的股東大會上投票的權利的任何類別股本(包括該股本之任何之購股權)面值百分之十或以上的權益：

姓名	身份	持有股份數量	約佔股權百分比
汪顧亦珍	家族信託基金受益人	2,166,710,880 *(附註一及二)*	58.98
HSBC International Trustee Limited	信託人	772,816,728 *(附註一及三)*	21.03
Ansbacher (Bahamas) Limited	信託人	887,040,000 *(附註一)*	24.15
Great Sound Global Limited	控制法團的權益	717,255,360 *(附註四)*	19.52
Winibest Company Limited	實益擁有人	717,255,360 *(附註五)*	19.52
HSBC Trustee (Guernsey) Limited	信託人	358,972,480 *(附註一)*	9.77
Ceress International Investment (PTC) Corporation (前稱Ceress International Investment Corporation)	信託人	223,014,080 *(附註六)*	6.07
Federal Trust Company Limited	信託人	211,943,040 *(附註一)*	5.77
Merriland Overseas Limited	信託人	211,943,040 *(附註七)*	5.77

附註：

一、 *此等由Ansbacher (Bahamas) Limited、HSBC Trustee (Guernsey) Limited及Federal Trust Company Limited擁有權益之股份及由HSBC International Trustee Limited擁有權益之708,755,360股股份，由多項與汪氏家族有關連之信託基金之信託人直接或間接持有，其已包括在上文董事權益中所述之汪顧亦珍女士擁有權益之股份內。*

二、 *上述由汪顧亦珍女士擁有的股份權益為附註一所述股份的一部份。*

三、 *HSBC International Trustee Limited所擁有的48,000,000股股份權益乃與上文董事權益中所述之汪立忠先生擁有權益相同。*

四、 *Great Sound Global Limited 擁有的本公司權益，與 HSBC International Trustee Limited 所擁有本公司權益重疊。*

五、 *Winibest Company Limited 擁有的本公司權益，與 Great Sound Global Limited 所擁有本公司權益重疊。*

六、 *Ceress International Investment (PTC) Corporation 擁有的本公司權益，與 HSBC Trustee (Guernsey) Limited 所擁有本公司權益重疊。*

七、 *Merriland Overseas Limited 擁有的本公司權益，與 Federal Trust Company Limited 所擁有本公司權益重疊。*

除上述所披露者外，於最後實際可行日期，董事及本公司之行政總裁並不知悉任何其他人士(並非董事或本公司之行政總裁)於股份或相關股份中擁有根據證券及期貨條例第XV部第二及第三分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附有可在所有情況下於本公司之股東大會上投票之權利之任何類別股本面值百分之十或以上之權益。

三、 服務合約

於最後實際可行日期，本公司並無與任何董事訂立在一年內不可在不予賠償的情況下(除法定賠償外)終止之服務合約。

四、 競爭權益

於最後實際可行日期，除董事及其聯繫人獲委任代表本公司的利益而擁有的業務外，董事或彼等各自的聯繫人概無被視為擁有對本公司業務構成或可能構成直接或間接競爭的業務的任何權益。

五、 並無重大不利變動

據董事所知，自本公司最近刊發經審核財務報表編製之日，即二零零九年三月三十一日以來，本公司的財政或業務狀況概無任何重大不利變動。

六、專家及同意書

以下為名列本通函或於本通函中發表意見或建議的專家的資格：

名稱	**資格**
新鴻基國際有限公司	一家可從事證券及期貨條例項下第一類(證券交易)及第六類(就機構融資提供意見)受規管活動的持牌法團

新鴻基國際有限公司已就刊發本通函發出同意書，並同意在本通函按其所示形式及涵義轉載其函件及／或提述其名稱，且迄今並無撤回同意書。

於最後實際可行日期，新鴻基國際有限公司概無於本公司直接或間接擁有任何股權或認購或提名他人認購本公司證券的權利或購股權(無論可依法執行與否)。

於最後實際可行日期，新鴻基國際有限公司概無於本公司自二零零九年三月三十一日(本公司最近刊發經審核財務報表編製之日)以來收購或出售或租用、或擬收購或出售或租用本公司的任何資產中，直接或間接擁有任何權益。

七、一般資料

(i) 本公司之註冊地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(ii) 本公司在香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖。

(iii) 本通函備有中英文版本，如有歧異，概以英文版本為準。

八、 備查文件

於本通函日期起十四日期間內，在本公司的香港辦事處(地址為香港新界沙田科學園科技大道東12號6樓)可供查閱以下各文件之副本：

(甲) Double Unity協議；

(乙) 合併協議；

(丙) 獨立董事委員會確認函件，其全文載於本通函第18至19頁；

(丁) 獨立財務顧問意見函件，其全文載於本通函第20至32頁；

(戊) 本附錄第六段所述的獨立財務顧問書面同意書。



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

DATE OF BOARD MEETING

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 5th June 2009 for the purpose of, among other matters, approving the announcement of the annual results of the Company for the year ended 31st March 2009 for publication and considering the recommendation on the payment of a final dividend.

Board of Directors

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 9th March 2009

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

GRANT OF SHARES
PURSUANT TO LONG-TERM INCENTIVE SHARE SCHEME

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the "**Board**") of Johnson Electric Holdings Limited (the "**Company**") announces that on 1st April 2009, the Company has granted 2,350,000 ordinary shares of HK$0.0125 each of the Company (the "**Shares**") to eligible employees pursuant to the Long-Term Incentive Share Scheme adopted on 26th July 1999, details of which are set out below:

Date of grant	:	1st April 2009
Number of Shares granted	:	2,350,000 Shares
Closing price of the Shares on the date of grant	:	HK$1.43 per Share
Vesting period	:	Five years

No Shares were granted to the directors of the Company.

As at the date of this announcement, the Board comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha, Oscar de Paula Bernardes Neto, being the Independent Non-executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 28th April 2009

Website: www.johnsonelectric.com

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

CHANGES TO BOARD COMPOSITION

The board of directors (the "**Board**") of Johnson Electric Holdings Limited (the "**Company**") announces the following changes to the Company's Board composition to take effect on the dates mentioned below.

Appointment of Austin Jesse Wang as an Executive Director

Mr. Austin Jesse Wang is appointed as an Executive Director of the Company with effect from 5th June 2009.

The biographical details of Mr. Wang are as follows:

Mr. Wang, aged 28, is a director of a number of the Company's subsidiaries including Johnson Electric International Limited, Johnson Electric Automotive, Inc. and Johnson Electric International AG. He is presently a Technical Product Manager with Saia-Burgess Controls, a subsidiary of the Company, and prior to that was a Senior Manager Operations for Saia-Burgess Industry Division.

Mr. Wang joined the Johnson Electric Group in 2006, having previously worked as a consulting engineer in the computing industry. Mr. Wang graduated from Massachusetts Institute of Technology with M.Eng and B.S. degrees in Computer Science and Electrical Engineering. He has not held any directorship in public companies during the last three years.

Mr. Wang has not entered into any service contract with the Company, but he is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. Mr. Wang's director emolument is US$156,638 per annum. The director's emolument is determined by Remuneration Committee with reference to his experiences, as well as remuneration benchmark in the industry and the prevailing market trends.

Mr. Wang is the son of Dr. Patrick Shui-Chung Wang, Chairman and Chief Executive of the Company. He does not have any interest in the shares of the Company which is required to be disclosed pursuant to Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his appointment as an Executive Director.

The Board would like to express its warmest welcome to Mr. Wang in joining the Board.

Richard Li-Chung Wang and Laura May-Lung Cha

Mr. Richard Li-Chung Wang will retire as Executive Director of the Company with effect from the conclusion of the Company's Annual General Meeting to be held on 29th July 2009 (**"AGM"**). Mrs. Laura May-Lung Cha has also informed the Board of her intention not to seek re-election as Independent Non-Executive Director of the Company at the AGM upon expiration of her current term ending at the conclusion of the AGM in order to devote more time to her extensive civic commitments. Both of Mr. Wang and Mrs. Cha have confirmed that they have no disagreement with the Board and that they are not aware of any matter relating to their retirement and decision not to seek re-election, respectively that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Wang and Mrs. Cha for their valuable contributions during their tenure of office and wish them all the best in the future.

Board of Directors

As at the date of this announcement, the Board comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, Austin Jesse Wang being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto, Laura May-Lung Cha, Michael John Enright, being the Independent Non-executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 5th June 2009

Website: www.johnsonelectric.com



Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

TRADING UPDATE

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Johnson Electric Holdings Limited announces details of information to be covered in discussions with investors and securities analysts ahead of its results announcement for the twelve months ended 31st March 2009.

On 5th June 2009, Johnson Electric Holdings Limited ("Johnson Electric" or "the company") is scheduled to report its results for the twelve month period which will end on 31st March 2009. In light of the significant downturn in world markets and the resulting adverse impacts on revenues and profitability, however, the company is providing this update on its market and operating environments.

Sales Performance (US$)

For the six months to 30th September 2008, Johnson Electric reported total sales of US$1.130 billion, an increase of 3.3% over the comparable period in the previous year. That six month period ended as the global economic slowdown began and, as was noted in the Chairman's Statement issued with the half-year results on 5th December 2008, sales activity in October and November had already started to show weakness. Since then, the demand in some of the company's markets has contracted severely.

The sharp weakening in demand for new vehicles which began in the US last year has spread rapidly to Europe and Asia. During the company's second half many vehicle manufacturers are experiencing sales and order book reductions at rates in excess of 40% compared to levels a year ago. Consequently, the demand for the Automotive Products Group's (APG) motors and motion systems which form part of the sub-assemblies for these vehicles has reduced proportionately. In Europe, this sales reduction during the company's second half has been exacerbated by the falling value of the Euro relative to the US$.

The demand in the Industrial Products Group (IPG) and in the Parlex business has been weakening too, but to a slightly lesser degree. Concerns amongst consumers about their job and income stability as well as their increasing inclination to save, not spend, has resulted in conservative buying behavior for household and lifestyle products which contain the company's motors and motion systems. During the company's second half the demand for these types of consumer products is down from a year ago by approximately 30% in the US and Europe. Similarly, the reduction in demand for industrial and related products in European markets such as Germany is down by approximately 30%. The sales and order book declines in IPG and in Parlex have mirrored these regional and market trends.

As a result of this rapid and severe deterioration in economic conditions the company has been experiencing a significantly reduced level of sales in the second half of this fiscal year compared to the first half. Johnson Electric anticipates that weakened demand will continue through at least 2009, and probably well into 2010.

Profit and Cash Performance (US$)

For the six months to 30th September 2008, Johnson Electric reported first half-year profit attributable to shareholders of US$45.5 million after deducting a non-recurring charge of US$27.5 million related to the cessation of new operations in its Trading business.

In the second half, the company has been reducing its variable costs such as direct labour and material purchases in line with the lower level of demand and has been introducing programmes as quickly as possible to reduce semi-variable costs such as production overheads. However, the rate at which sales and profit contributions have diminished has outpaced the company's ability to reduce its cost base. Consequently, the company expects to incur a loss in the second-half of this fiscal year, and for the year as a whole, including non-recurring charges.

Despite the shrinkage in sales and profits the company has continued to generate cash from operations in the second half of the year and its cash position remains healthy. Programmes launched during the second-half to reduce working capital levels as well as to reduce capital expenditure commitments for the coming year are being closely managed and monitored.

Chairman's Comments

Commenting on this update for shareholders, Mr. Patrick Wang, Chairman and Chief Executive of Johnson Electric, said: "Like many companies around the world Johnson Electric is being hard hit by the extraordinary and rapid global economic changes currently occurring. These are very tough times indeed, unlike anything we have seen in our 50 year history. Nevertheless, I am confident we are responding appropriately to the immediate situation while keeping our sights firmly set on a more profitable future when the global economy recovers. Our focus is on conserving cash to fuel our operations and to preserve our ability to achieve a rapid recovery when conditions permit."

"Although we expect these challenging economic conditions to continue this year and next we will remain alert to opportunities to use our technology and innovation capabilities to generate new revenues. Consequently, we will continue investing in engineering, innovation and new product development to help make our customers successful, and to increase our penetration in markets where there are still some growth opportunities."

"We have already taken the necessary steps to curtail costs of a variable nature and we will extend our cost reduction initiatives further as the situation warrants. In particular, we will take this opportunity to simplify our global operations and infrastructure so we can immediately translate a recovery in demand into enhanced profitability."

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the board of directors of the company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha, Oscar de Paula Bernardes Neto, being the Independent Non-executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Shui-Chung Wang
Chairman and Chief Executive

9th March 2009

Website: www.johnsonelectric.com

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code : 179)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH 2009

HIGHLIGHTS

- For the financial year ended 31st March 2009, total sales were US$1,828 million
- Operating cash flow from continuing operations amounted to US$260 million
- Operating profit from continuing operations, after restructuring costs and asset impairment charges of US$19 million, amounted to US$47 million
- Losses from discontinued operations amounted to US$31 million
- Net earnings attributable to shareholders, including losses incurred in discontinued operations, amounted to US$2.6 million or 0.07 US cents per share. Excluding losses from discontinued operations, earnings amounted to 0.92 US cents per share
- Net debt as a percentage of total equity was 23% compared to 26% a year earlier. At year end, the Group's cash and cash equivalent reserves amounted to US$302 million

---

The Directors announce that the audited consolidated profit attributable to equity holders for the year ended 31st March 2009 was US$2,591,000, a decrease of 98% over the corresponding year in 2008.

FINANCIAL RESULTS

The audited consolidated profit and loss account for the year ended 31st March 2009 together with comparative figures for the corresponding year in 2008 is set out below:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31st March 2009

	Note	2009 US$'000	2008 US$'000
Sales	2	**1,828,165**	2,220,792
Cost of goods sold		**(1,402,468)**	(1,656,452)
Gross profit		**425,697**	564,340
Other (losses)/income and gains		**(6,600)**	17,701
Selling and administrative expenses		**(353,439)**	(369,239)
Restructuring provision and assets impairment	3	**(18,789)**	(23,986)
Operating profit	4	**46,869**	188,816
Finance costs, net		**(9,603)**	(18,745)
Share of profits of associated companies		**128**	117
Profit before income tax		**37,394**	170,188
Tax income/(expenses)	5	**443**	(31,939)
Profit for the year from continuing operations		**37,837**	138,249
Discontinued operations			
Loss from discontinued operations	6	**(31,137)**	-
Profit for the year		**6,700**	138,249
Attributable to:			
Equity holders of the Company		**2,591**	130,849
Minority interests		**4,109**	7,400
		6,700	138,249
Dividends	7	**-**	67,353
Basic and diluted earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
-From continuing operations	8	**0.92**	3.57
-From discontinued operations		**(0.85)**	-
		0.07	3.57

CONSOLIDATED BALANCE SHEET
As at 31st March 2009

	Note	2009 US$'000	2008 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**368,143**	409,864
Investment properties		**37,025**	38,978
Leasehold land and land use rights		**23,170**	22,462
Intangibles		**662,094**	775,162
Associated companies		**1,672**	1,920
Deferred income tax assets		**36,463**	28,892
Available-for-sale financial assets		**3,525**	5,833
Other financial assets at fair value through profit or loss		**9,039**	8,813
		1,141,131	1,291,924
Current assets			
Stocks and work in progress		**202,772**	269,924
Trade and other receivables	9	**272,376**	505,561
Other financial assets		**6,385**	15,111
Income tax recoverable		**8,159**	4,126
Pledged deposits		**17,122**	-
Bank balances and cash		**302,002**	268,031
		808,816	1,062,753
Current liabilities			
Trade and other payables	10	**225,952**	352,286
Current income tax liabilities		**12,937**	25,642
Other financial liabilities		**15,986**	24,979
Borrowings		**1,082**	37,796
Provisions and other liabilities		**20,167**	30,003
		276,124	470,706
NET CURRENT ASSETS		**532,692**	592,047
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,673,823**	1,883,971
Non-current liabilities			
Borrowings		**527,827**	526,686
Other financial liabilities		**22,426**	84,639
Deferred income tax liabilities		**80,863**	96,500
Provisions and other liabilities		**44,559**	43,216
		675,675	751,041
NET ASSETS		**998,148**	1,132,930
EQUITY			
Share capital and share premium		**78,441**	77,704
Reserves		**885,965**	978,080
Proposed dividends		**-**	46,158
		964,406	1,101,942
Minority interests		**33,742**	30,988
TOTAL EQUITY		**998,148**	1,132,930

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31st March 2009

	2009	2008
	US$'000	US$'000
Exchange (losses)/gains on translation of foreign subsidiaries and associated companies	**(79,641)**	110,199
Fair value (losses) on hedging instruments	**(11,050)**	(13,875)
Deferred income tax (expenses)/income on fair value change on hedging instruments	**(638)**	2,747
Actuarial (losses) of defined benefit plans	**(5,872)**	(6,688)
Gain on revaluation of property, plant and equipment transferred to investment properties	**3,338**	4,346
Available-for-sale financial assets:		
- fair value (losses)	**(938)**	(660)
- release of reserves upon impairment	**608**	-
- release of reserves upon disposal	**173**	(159)
Deferred income tax effect on actuarial losses of defined benefit plans	**781**	2,977
Deferred income tax expense on revaluation of property, plant and equipment transferred to investment properties	**(387)**	(760)
Capital reserve released on disposal of subsidiaries	**-**	(45)
Net (expenses)/income recognised directly in equity	**(93,626)**	98,082
Profit for the year	**6,700**	138,249
Total recognised (expenses)/income for the year	**(86,926)**	236,331
Attributable to:		
Equity holders of the Company	**(91,753)**	226,602
Minority interests		
Share of profit for the year	**4,109**	7,400
Exchange gains on translation of foreign subsidiaries	**718**	2,329
	(86,926)	236,331

Notes:

1. Principal accounting policies

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention except that available-for-sale financial assets, financial assets and financial liabilities (including financial instruments) at fair value through profit or loss, and investment properties are carried at fair value.

In 2008/09, the Group adopted the new / revised standards and interpretations of HKFRS below, which are relevant to its operations. The adoption of new / revised HKAS did not result in substantial changes to the Group's accounting policies.

HK(IFRIC)-Int 14	HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
HKAS 39 and IFRS/HKFRS 7	Amendment to Financial instruments : Recognition and measurement and related amendment to Financial instruments : Disclosures

In summary:

- HK(IFRIC) Int 14, 'HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction', provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the Group's accounts.

- HKAS 39 and IFRS/HKFRS 7 – It permit the reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met and disclosure requirements. This amendment does not have any impact on the Group's financial statements, as the Group has not reclassified any financial assets.

2. Segment information

(a) Primary reporting format - business segments

Turnover of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The manufacturing segment comprised Automotive Products Group (APG), Industry Products Group (IPG) and other products manufactured by the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group. The discontinued operations are Green Vision Group, please refer to details in note 6.

The segment results for the year ended 31st March 2009 are as follows:

	Manufacturing	Trading	Continuing operations	Discontinued operations	Group
	2009	2009	2009	2009	2009
	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	1,765,805	62,360	**1,828,165**	50,452	1,878,617
Segment operating profit/(loss)	64,537	(17,668)	46,869	(31,137)	15,732
Finance costs, net	(9,261)	(342)	(9,603)	-	(9,603)
Share of profits of associated companies	128	-	128	-	128
Profit/(loss) before income tax	55,404	(18,010)	37,394	(31,137)	6,257
Tax Income	405	38	443	-	443
Profit/(loss) for the year	55,809	(17,972)	37,837	(31,137)	**6,700**
Attributable to:					
Equity holders of the Company					**2,591**
Minority interests					**4,109**
					6,700
Total assets					
Segment assets	1,879,790	23,479	1,903,269	384	1,903,653
Associated companies	1,672	-	1,672	-	1,672
Deferred income tax assets and income tax recoverable	44,613	9	44,622	-	44,622
	1,926,075	23,488	1,949,563	384	1,949,947
Total liabilities					
Segment liabilities	852,699	3,843	856,542	1,457	857,999
Deferred income tax liabilities and income tax liabilities	93,766	34	93,800	-	93,800
	946,465	3,877	950,342	1,457	951,799
Total assets less total liabilities	979,610	19,611	999,221	(1,073)	**998,148**
Other information					
Restructuring provision and assets impairment	13,967	4,822	18,789	-	18,789
Capital expenditure:					
- Acquisition of property, plant and equipment and leasehold land	63,048	50	63,098	1,127	64,225
- Addition of intangible assets	1,943	-	1,943	-	1,943
Addition of property, plant and equipment from the acquisition of subsidiaries	129	-	129	-	129

Depreciation on property, plant and equipment	70,207	151	70,358	120	70,478
Amortisation charge on leasehold land and land use rights	687	-	687	-	687
Amortisation charge on intangibles	18,364	39	18,403	526	18,929

	Manufacturing 2008 US$'000	Trading 2008 US$'000	Group 2008 US$'000
Sales	2,089,393	131,399	2,220,792
Segment operating profit	188,624	192	188,816
Finance costs, net	(17,990)	(755)	(18,745)
Share of profits of associated companies	117	-	117
Profit/(loss) before income tax	170,751	(563)	170,188
Tax expenses	(31,464)	(475)	(31,939)
Profit/(loss) for the year	139,287	(1,038)	138,249
Attributable to:			
Equity holders of the Company			130,849
Minority interests			7,400
			138,249
Total assets			
Segment assets	2,238,150	81,589	2,319,739
Associated companies	1,920	-	1,920
Deferred income tax assets and income tax recoverable	33,000	18	33,018
	2,273,070	81,607	2,354,677
Total liabilities			
Segment liabilities	1,047,011	52,594	1,099,605
Deferred income tax liabilities and income tax liabilities	121,709	433	122,142
	1,168,720	53,027	1,221,747
Total assets less total liabilities	1,104,350	28,580	1,132,930

Other information

Restructuring provision and assets impairment	23,986	-	23,986
Capital expenditure:			
- Acquisition of property, plant and equipment and leasehold land	96,014	1,324	97,338
- Addition of intangible assets	2	1,553	1,555
Addition of property, plant and equipment from the acquisition of subsidiaries	-	34	34
Depreciation on property, plant and equipment	71,975	189	72,164
Amortisation charge on leasehold land and land use rights	684	-	684
Amortisation charge on intangibles	17,777	116	17,893

(b) Secondary reporting format - geographical segments

In presenting information on the basis of geographical segments, sales from continuing operations are attributed to the region from which the customer orders are originated. Segment assets and capital expenditure are based on the location of the assets.

	Sales		Capital expenditure		Segment assets	
	2009	2008	**2009**	2008	**2009**	2008
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Asia	**600,774**	709,689	**44,994**	69,991	**837,976**	907,503
America	**426,808**	524,096	**4,661**	6,443	**164,910**	203,699
Europe	**800,583**	987,007	**16,513**	22,459	**900,767**	1,208,537
	1,828,165	2,220,792	**66,168**	98,893	**1,903,653**	2,319,739

Segment sales, capital expenditure and segment assets from discontinued operations are all attributable to Asia.

3. Restructuring provision and assets impairment

	2009	2008
	US$'000	US$'000
Restructuring provision (a)	10,154	12,800
Assets impairment relating to restructuring	3,813	11,186
Impairment for intangible assets (b)	4,822	-
Total provisions	**18,789**	23,986

(a) Restructuring provision and assets impairment mainly relate to activities in Europe and US. In Europe, costs mainly consist of provision for severance for initiatives to simplify the European manufacturing, supply chain, and legal entity footprints. In US, these costs include some consolidation of manufacturing and distribution facilities.

(b) Impairment of goodwill for trading segment

4. Depreciation and amortisation

During the year, depreciation of US$70,107,000 (2008 : US$71,952,000) in respect of property, plant and equipment, amortisation of US$687,000 (2008: US$684,000) in respect of leasehold land and land use rights and amortisation of US$18,403,000 (2008: US$17,893,000) in respect of intangibles were charged in the profit and loss account.

5. Tax income/(expenses)

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in the respective countries of operations for the year.

	2009	2008
	US$'000	US$'000
Current income tax		
Hong Kong profits tax	(4,896)	(11,339)
Overseas taxation	(14,846)	(17,271)
Over/(under) provisions in prior years	5,170	(137)
	(14,572)	(28,747)
Deferred income tax	15,015	(3,192)
	443	(31,939)

6. Discontinued operations

Green Vision Group, a separate operation within the Trading business which had sourced and supplied scrap metals, suffered in the wake of significant shifts in the supply, demand and pricing of these materials. As it was anticipated that these turbulent conditions would continue and the risk profile of this operation would increase as a result, the Green Vision Group operations have been discontinued before March year end.

7. Dividends

The directors do not recommend the payment of any dividend for the year ended 31st March 2009 (31st March 2008 : 0.58 US cents per share interim dividend which amounted to US$21,195,000 and 1.25 US cents per share final dividend which amounted to US$46,158,000).

8. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2009	2008
Profit from continuing operations attributable to equity holders of the Company (thousands US dollars)	**33,728**	130,849
Weighted average number of ordinary shares in issue (thousands)	**3,663,473**	3,667,897
Basic earnings per share from continuing operations (US cents per share)	**0.92**	3.57
Loss from discontinued operations attributable to equity holders of the company(thousands US dollars)	**(31,137)**	-
Basic earnings per share - discontinued operations (US cents per share)	**(0.85)**	-

(a) The profit from continuing operations attributable to equity holders of the company for the year ended 31st March 2009 is calculated based on the profit for the year from continuing operations of US$37,837,000 less the amount attributable to minority interests of US$4,109,000.

(b) The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2009.

9. Trade and other receivables

The trade and other receivables include trade receivables of US$236,381,000 (2008: US$437,842,000). The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables based on overdue date was as follows:

	Current US$'000	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March 2009	**203,305**	**17,392**	**3,521**	**12,163**	**236,381**
Balance at 31st March 2008	369,954	52,092	5,200	10,596	437,842

10. Trade and other payables

The trade and other payables include trade payables of US$119,971,000 (2008: US$227,425,000). The ageing analysis of trade payables based on invoice date was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March 2009	**86,414**	**15,753**	**17,804**	**119,971**
Balance at 31st March 2008	181,501	32,550	13,374	227,425

11. Commitments

11.1 Capital Commitments

	2009 US$'000	2008 US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	1,171	5,598
Contracted for	4,337	9,473
	5,508	15,071

11.2 Operating Lease Commitments

(i) At 31st March 2009, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2009		2008	
	Land and buildings US$'000	Others US$'000	Land and Buildings US$'000	Others US$'000
Not later than one year	14,702	2,038	15,703	1,961
Later than one year and not later than five years	31,858	1,833	36,802	1,395
Later than five years	17,949	-	23,286	-
	64,509	3,871	75,791	3,356

(ii) At 31st March 2009, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2009 US$'000	2008 US$'000
Not later than one year	3,594	2,397
Later than one year and not later than five years	1,101	634
	4,695	3,031

A MESSAGE FROM PATRICK WANG

To Our Shareholders,

The 2009 financial year witnessed some of the most extraordinary and challenging operating conditions that Johnson Electric has faced in its fifty year history.

It was extraordinary in the sense that the first half of the year was characterized by buoyant demand in major markets and acute supply shortages and extremely high prices for key raw materials such as steel, yet over the course of the second half a global financial crisis triggered a collapse in consumer demand and a rapid decline in many commodity prices. It was especially challenging because almost all of the major markets and geographies in which Johnson Electric operates experienced sharp and almost simultaneous declines in demand that placed most global industrial manufacturing enterprises under severe pressure.

We believe the Group performed creditably under the unique circumstances in recording an essentially break-even result for the year as a whole and in maintaining a sufficiently sound balance sheet with which to navigate what are likely to be very difficult conditions in the year ahead.

Summary of 2008-09 Results

- For the financial year ended 31st March 2009, total sales were US$1,828 million
- Operating cash flow from continuing operations amounted to US$260 million
- Operating profit from continuing operations, after restructuring costs and asset impairment charges of US$19 million, amounted to US$47 million
- Losses from discontinued operations amounted to US$31 million
- Net earnings attributable to shareholders, including losses incurred in discontinued operations, amounted to US$2.6 million or 0.07 US cents per share. Excluding losses from discontinued operations, earnings amounted to 0.92 US cents per share
- Net debt as a percentage of total equity was 23% compared to 26% a year earlier. At year end, the Group's cash and cash equivalent reserves amounted to US$302 million

Dividends

In view of the prevailing macro-economic conditions, the Board has determined that the business and its shareholders would be best served by retaining cash within the Company at the present time and therefore no dividend will be distributed for the 2008-09 financial year.

Sales and Demand Trends

The 18% decrease in total sales to US$1.83 billion was largely due to the sharp contraction in demand in the second half of the year across virtually all of the major segments in which the Group operates. In addition, the Group's trading operations were scaled-back to adjust to the volatility in the commodity markets and some new trading ventures were discontinued entirely.

The Automotive Products Group (APG), the largest operating division, was hardest hit by the global economic downturn, which in the first quarter of calendar 2009 had resulted in new light vehicle production volumes in North America declining by over 50% year-on-year, and production volumes in Europe – partially cushioned by government incentives – declining by 36%. As a consequence, APG's sales for the 2008-09 financial year totaled US$905 million, a decline of US$252 million or 22% compared to the prior year.

Although the division has minimal direct sales to Chrysler and General Motors, the much publicized financial distress of these and other automotive OEMs has resulted in de-stocking, temporary production shutdowns, and plant closures that has had a detrimental effect on all participants in the automotive supply chain including Johnson Electric. Furthermore, it has generally been the larger-sized or higher-end luxury car models that experienced the sharpest declines in demand, and these models typically consume a higher number of Johnson Electric's motor and actuator products than small-sized or lower-end cars. The main positive development for APG during the year was its continued progress in gaining market share in China and other emerging markets. As a result, APG's sales to Asia increased by 2% compared to the prior year and now contribute 18% of the division's sales.

The Industry Products Group (IPG) recorded sales of US$654 million – a decrease of 9% or US$62 million compared to the prior year. While not as severe as the situation in the automotive sector, the major end-markets of IPG, including home appliances, power tools and business and industrial equipment, all weakened during the second half of the financial year as a result of depressed housing and construction markets, lower consumer expenditure, and reduced economic activity in general. In many segments, Johnson Electric in fact achieved market share gains due to the flexibility and responsiveness of our business model, new product introductions, and a trend on the part of some customers to direct more of their purchases towards larger, more financially stable players who offer greater reliability of supply in the current operating environment.

Other manufacturing businesses within the Group contributed a combined US$207 million to total sales. This represented a decrease of 5% compared to the previous financial year due to a reduction in sales by Parlex Corporation, the Group's flexible printed circuit board business, which was both impacted by the global economic downturn and its strategic exit of some unprofitable segments. Partly offsetting that sales decline was the positive sales performances of both Saia-Burgess Controls and China Autoparts, Inc.

Johnson Electric Trading, which includes motor-related sourcing and a specialty metals supply business, saw its revenues decline sharply by 53% to US$62 million due to the combination of reduced demand and the dramatic fall in commodity prices during the year. In addition, Green Vision Group, a new operation within the Trading segment focused on sourcing and supplying scrap metals, suffered due to the significant shifts in demand, supply and pricing over the period. Given the consequent unfavourable economics and risk profile of the business venture, the Green Vision operations were discontinued and its financial results are disclosed separately in the Group's financial statements under Discontinued Operations.

Resizing and Reshaping the Business for the Changed Operating Environment

The unprecedented speed and severity by which sales contracted in the second half inevitably reduced profitability and, for several business units, resulted in operating losses in the latter months of the financial year.

Overall gross profit margins for the full year declined from 25% to 23% due largely to lower volumes and the ongoing high cost of raw materials which, despite spot prices falling significantly in the second half, remained a burden given the duration of supply contracts and forward hedged positions. However, the negative impact of the downturn on profit margins was minimized by rapid actions taken by management to cut variable costs and resize the operations to reflect the demands of the market. Direct labour headcount, for example, was reduced by approximately 8,000 or 29% in the six months between September 2008 and

March 2009 – with the majority of that reduction occurring in the Group's manufacturing operations in China.

Similarly, the Group has instituted stringent measures to contain and reduce overheads wherever possible. Although the decline in sales revenue was too deep to prevent sales and administrative expenses increasing as a percentage of sales, in absolute dollar terms these expenses declined by US$16 million compared to the prior year. And in the second half of the financial year, the reduction in such expenses amounted to US$41 million or 22% compared to the same period a year earlier.

Given every indication that we are in the midst of a deep and long global recession, management has undertaken a review of its global manufacturing and sales footprint to assess where and how it can be resized and reshaped to meet the needs of our customers in a sustainable and profitable manner. As a result, the Group is in the process of implementing various restructuring initiatives globally and the costs, and ultimate benefits, can be expected to be felt across the course of Johnson Electric's operating and financial results over the next one to two years at least.

The Strength of Johnson Electric

While the effective execution of the restructuring program is the top near-term priority, management is also conscious that it must simultaneously be looking further ahead.

No other company has the breadth of Johnson Electric's offering in motor and motion-related products which combined with our global physical footprint and unique fulfillment capabilities is a source of significant competitive advantage. And although the current environment is extraordinarily testing for industrial manufacturing businesses, it is those with a strong business model and real advantages that can look to the future with confidence. For example, despite the drastic decline in sales experienced in the second half of the year, the company's flexible and comparatively low-capital intensive operations were able to generate healthy, positive cash flows.

We therefore are using the market difficulties caused by the economic crisis as an opportunity to accelerate several strategic initiatives that we have been formulating. These include leveraging our technology and cost base to design larger modules and sub-systems; and potentially to manufacture complete product solutions for our global branded goods customers. We will be investing in bringing motion products to market that offer significant benefits in terms of energy savings and reduced emissions. And we will be further building and deepening our presence in key emerging markets such as China and India, as well as looking to tap into the innovative technologies and designs that typically originate from more developed markets such as the United States.

Underpinning these strategies is Johnson Electric's traditionally strong focus on continuous improvements on the shop-floor and our relentless efforts to reduce waste. The onset of the economic crisis has highlighted the imperative to ensure that all parts of the Group around the world – particularly those acquired in the past few years – are fully aligned in terms of how we do business and how we make performance improvements. While we have made progress in generating operating synergies from our acquisitions over the years, we acknowledge that there is plenty more to do and more potential gains to be made.

Current Trading Conditions and Outlook

With major multilateral agencies predicting that global output in 2009 will decline for the first time in 60 years, we are not optimistic that global economic activity will rebound rapidly.

Forecasting demand for 2009-10 remains difficult and, as a consequence, so is forecasting profitability. There are many factors outside our control and difficult to project. However, with the actions we are taking to address market, product, and innovation opportunities, we expect to see some improvement in sales compared to the second half of 2008-09 provided there are no new adverse developments in the markets we serve. With some increase in sales and with the impact of the many cost reduction initiatives and programs launched during the second half of 2008-09 which are now taking full effect, the Group should be able to return to profitability in the first half of 2009-10. Looking further ahead, based on the strength of Johnson Electric's market position and its distinct business model, we believe the Group remains as well placed as ever to prosper.

In more "normal" times, I would expect to highlight the 50th anniversary of Johnson Electric's founding as a company more prominently in this report and elsewhere. But since these are most definitely not normal times, I would observe simply that we as a company are very proud of our market success and growth over the past five decades – and that the basis for that success has been the hard work and determination of our employees to whom I will always be grateful.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 5th June 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES REVIEW

Total Group Sales for FY2009 were US$1,828.2 million, a decrease of US$392.6 million, or 18%, from US$2,220.8 million in the previous year. The strength of the Euro and other currencies against the US dollar compared to the previous year, contributed US$26.7 million to the Group's sales. Excluding this currency effect, the underlying Group sales decline was 19%.

Sales, reported geographically, are as follows:

GROUP *US$millions*	FY2009 Sales	%	FY2008 Sales	%	Growth %
Europe	800	44%	987	44%	-19%
Asia	601	33%	710	32%	-15%
Americas	427	23%	524	24%	-19%
Total	1,828	100%	2,221	100%	-18%

Note: In presenting information on the basis of geographic segments throughout this document, sales are attributed to the region from which the customer orders are originated.

First Half versus Second Half

Sales in the second half of FY2009 were US$698.1 million, a decrease of US$432.0 million, or 38%, from US$1,130.1 million in the first half. Excluding the effect of the weakening Euro against the US dollar during the second half, the underlying sales decrease was US$390.2 million, or 35%. This sharp sales decrease in the second half was primarily due to the downturn in the global economy.


Group Sales(US$ millions)
1st H
2nd H
516
284
368
233
246
181
1,130
698
Europe
Asia
Americas
Total

SALES ANALYSIS

We manage the Group's activities in two segments: Manufacturing and Trading. Group Sales for the year can be analyzed as follows:

GROUP SALES ANALYSIS	FY2009		FY2008		Increase/ (decrease)	
US$ millions	Sales	%	Sales	%		%
MANUFACTURING SEGMENT	**1,766**	**97%**	**2,090**	**94%**	**(324)**	**-15%**
AUTOMOTIVE PRODUCTS GROUP (APG)	**905**	**50%**	**1,157**	**52%**	**(252)**	**-22%**
Motors	630	35%	811	37%	(181)	-22%
Body Climate	*76*	*4%*	*105*	*5%*	*(29)*	*-28%*
Body Instruments	*134*	*8%*	*169*	*8%*	*(35)*	*-21%*
Powertrain Cooling	*340*	*19%*	*428*	*19%*	*(88)*	*-21%*
Powertrain Management	*58*	*3%*	*67*	*3%*	*(9)*	*-13%*
Chassis Braking	*22*	*1%*	*42*	*2%*	*(20)*	*-48%*
Motion and Actuation Systems	*275*	15%	*346*	15%	(71)	-21%
INDUSTRY PRODUCTS GROUP (IPG)	**654**	**36%**	**716**	**32%**	**(62)**	**-9%**
Motors	478	26%	525	23%	(47)	-9%
Home Appliances	*179*	*10%*	*196*	*9%*	*(17)*	*-9%*
Power Tools	*122*	*6%*	*141*	*6%*	*(19)*	*-13%*
Business & Lifestyle	*177*	*10%*	*188*	*8%*	*(11)*	*-6%*
Motion and Actuation Systems	*176*	10%	*191*	9%	(15)	-8%
OTHER MANUFACTURING BUSINESSES	**207**	**11%**	**217**	**10%**	**(10)**	**-5%**
TRADING SEGMENT	**62**	**3%**	**131**	**6%**	**(69)**	**-53%**
TOTAL SALES	**1,828**	**100%**	**2,221**	**100%**	**(393)**	**-18%**

As economic conditions gradually improve in FY2010, we expect our sales to begin to recover from what have been relatively low levels in the second half of FY2009. Along with this market recovery, we plan to introduce new products, further strengthen our relationship with existing customers, and expand our presence in developing markets. We believe that these actions will facilitate growth in sales revenue in the FY2010 as compared to the annualized rate of sales of the second half of FY2009.

MANUFACTURING SEGMENT

Operations in the Manufacturing segment share many common features relating to technology, manufacturing processes, supply chain management, brand and channel management, and business model structure. This creates opportunities for synergy in many areas including revenue growth through leveraging the strength of the Company's technology, and cost reduction through the sharing of resources.

The Manufacturing segment is sub-divided into three divisions which focus on specific customer needs and technologies in defined markets: Automotive Products Group, Industry Products Group and Other Manufacturing Businesses.

In the sales commentaries below, references to currency effects relate to the impact on sales expressed in US dollars when sales in other currencies are translated at different rates in FY2009 as compared to the previous year. However, the Company also has costs denominated in currencies other than US dollars, and the impact of these currency effects on the manufacturing cost base and on Selling and Administrative costs is referred to in the Financial Results commentary on pages 29 to 35.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG sales in FY2009 were US$905.2 million, a decrease of US$251.8 million, or 22%, from US$1,157.0 million in the previous year. Changes in currency exchange rates in FY2009, primarily the strengthening of the Euro against the US dollar, contributed US$17.5 million to sales. Excluding these currency effects, underlying sales declined by 23%. APG sales represented 50% of the total turnover of the Group.

Sales, reported geographically, are as follows:

APG

US$millions	FY2009 Sales	%	FY2008 Sales	%	Growth %
Europe	537	59%	709	61%	-24%
Asia	160	18%	157	14%	2%
Americas	208	23%	291	25%	-29%
Total	905	100%	1,157	100%	-22%

First Half versus Second Half Sales

A comparison of sales between the first and second half of FY2009 is shown below:



APG Sales (US$ millions)
1st H
2nd H
366
171
91
69
125
83
582
323
Europe
Asia
Americas
Total

Sales for APG for the first half of FY2009 declined by 5% over the same period in the previous year when compared on a constant currency basis. Sales in the first half were still strong in Asia and flat in Europe, but in North America sales declined as the downturn in that market started to impact customer demand.

Sales in the second half of US$322.8 million declined by US$259.6 million, or 45%, from sales of US$582.4 million in the first half. Sales were impacted by currency changes, notably the fall in the value of the Euro against the dollar. Excluding the Euro currency effect of US$28.9 million, sales declined in the second half over the first by 40%.

In all regions, sales in the second half were lower than in the first half. European sales reduced by US$195.1 million (53%), Asian sales by US$21.7 million (24%) and Americas sales by US$42.4 million (34%).

The significant drop in demand for new automobiles, which began with higher fuel consumption vehicles in North America in the first half of FY2009 quickly spread to other vehicles in North America, Europe, and Japan during the second half of FY2009. This contraction in demand led to a large number of temporary shut-downs of vehicle assembly facilities in December 2008 and January 2009 as well as a slowdown in the introduction of new vehicle platforms. The resulting reduction in end user demand led component and sub assembly suppliers to rapidly rationalize global automotive supply chain inventories thus adversely impacting our sales in the second half of FY2009. This decline in demand coincided with a fall in the value of the Euro against the dollar.

While there was growth in the China and certain South Asia markets during the year, other key developing markets including Brazil showed sharp declines in the second half.

A comparison of sales between the first and the second half of FY2009, analyzed by business, is shown below:


APG Sales by Business (US$ millions)
1st H
2nd H
218
122
91
43
44
32
39
19
14
8
176
99
Body Climate
Body Instruments
Powertrain Cooling
Powertrain Mgmt
Chassis Braking
Motion & Actuation Systems
Motors

Sales are expected to increase from the levels experienced in the second half of FY2009 as the markets recover and as products are developed for the BRIC and other new markets.

APG also plans to launch products that meet global requirements for higher power to weight ratios, improved fuel efficiency and increasingly stringent safety and environmental regulations.

Motors

Global sales for APG motors in FY2009 were US$629.9 million, a decrease of US$180.6 million, or 22%, from US$810.5 million in the previous year. Changes in currency exchange rates in the year contributed US$12.9 million to sales compared to the previous year. Excluding these currency effects, underlying sales declined by 24%.

Sales analysis for APG motors business units is as follows:

Body Climate

Global sales of products for body climate applications, including motors for window lifts, power seat adjustment and power lift gates, were US$76.1 million in FY2009, a decrease of US$28.5 million, or 27%, from US$104.6 million in the previous year. The effect of currency exchange rates was negligible.

While we increased our focus on passenger vehicle markets, sales growth in this segment did not fully compensate for the effect of lower large sport utility vehicle and pick-up truck sales. We continue to focus on the markets' requirement for lighter products with equivalent power and to develop strategic relationships in the developing BRIC markets.

Sales in Europe were US$24.2 million in FY2009, a decrease of US$10.0 million, or 29%, from US$34.2 million in the previous year. Excluding currency effects, underlying sales declined by 31%. In Europe, the second half of FY2009 saw significant reductions due to a rapid decline in window lift demand.

Sales in Asia were US$12.4 million in FY2009, an increase of US$2.7 million or 28% over US$9.7 million in the previous year. The effect of currency exchange rates was negligible. Sales of window lift products in Asia, especially China, Korea and the Middle-East grew primarily as a result of initiatives in the previous year which led to new product launches and improved market penetration in FY2009.

Sales in the Americas were US$39.5 million in FY2009, a decrease of US$21.2 million, or 35%, from US$60.7 million in the previous year. In North America, sales of seat products declined significantly as a result of the downturn in the pick-up truck and large sports utility vehicle markets. This downturn started in the first half of FY2009 and accelerated during the second half.

Body Instrumentation

Global sales of products for body instrumentation applications, including motors for mirrors, headlamps, door locks, cinching latches and washer pumps were US$134.1 million in FY2009, a decrease of US$35.0 million, or 21%, from US$169.1 million in the previous year. Excluding currency effects, underlying sales declined by 22%. Sales volume grew in the first half of FY2009 but decreased in the second half primarily due to downturns in the American and European passenger car markets and the resultant supply chain rationalization.

Sales in Europe were US$81.1 million in FY2009, a decrease of US$26.7 million, or 25%, from US$107.8 million in the previous year. Excluding currency effects, underlying sales declined by 26%.

Sales in Asia were US$37.0 million in FY2009, a decrease of US$4.3 million, or 10%, from US$41.3 million in the previous year. Excluding currency effects, underlying sales declined by 12%. Asian sales fell due to lower exports by many of our customers and because of the softening of demand in Korea. These impacts more than offset growth in China. In Asia, the demand for body instrumentation products in the short-term is likely to be limited due to the current emphasis on vehicles with fewer features. However, we will seek to compensate for this by seizing opportunities to supply safety related products such as headlamp adjusters and steering applications.

Sales in the Americas were US$16.0 million in FY2009, a decrease of US$4.0 million, or 20%, from US$20.0 million in the previous year. Sales declined as a result of the general economic slowdown and its effect on vehicle sales.

Powertrain Cooling

Global sales of products for powertrain cooling applications, mainly comprising cooling fan modules and motors were US$339.6 million in FY2009, a decrease of US$88.4 million, or 21%, from US$428.0 million in the previous year. Excluding currency effects, underlying sales declined by 23%. Sales volume declined slightly in the first half of FY2009 before turning sharply down in the second half.

Sales in Europe were US$205.2 million in FY2009, a decrease of US$87.4 million, or 30%, from the US$292.6 million the previous year. Excluding currency effects, underlying sales declined by 31%. Sales in Europe declined due to the general economic slowdown and its effect on vehicle sales as well as the reducing demand from a number of end-of-life vehicle platforms and the phasing out of uncompetitive products.

Sales in Asia were US$77.7 million in FY2009, an increase of US$10.1 million, or 15%, over US$67.6 million in the previous year. Sales in Asia grew as a result of revenues gained from new product launches and increased penetration of after-market sales channels. Sales growth was also helped by the strengthening of the Chinese renminbi against the US dollar. Excluding currency effects, underlying sales increased by 6%.

Sales in the Americas were US$56.7 million in FY2009, a decrease of US$11.1 million, or 16%, from US$67.8 million in the previous year. These declines were due to the general economic slowdown in North America and some one-off after-market business, which was recorded in the previous year.

Powertrain Management

Global sales of products for powertrain management applications, including fuel and air pumps and engine air management systems, were US$58.4 million, a decrease of US$8.6 million in FY2009, or 13%, from US$67.0 million in the previous year. Excluding currency effects, underlying sales declined by 14%. As we drive to satisfy the rapidly growing market need for fuel efficiency and green initiatives the development of powertrain management products continues to be a key part of APG's strategy.

Sales in Europe were US$29.4 million in FY2009, a decrease of US$4.0 million, or 12%, from US$33.4 million in the previous year. Excluding currency effects, underlying sales declined by 13%. Sales declined as a result of supply chain rationalization as customers de-stocked, which more than offset increased revenues achieved through the launch of new products.

Sales in Asia were US$11.2 million in FY2009, a decrease of US$2.6 million, or 19%, from US$13.8 million in the previous year. Excluding currency effects, underlying sales declined by 22%. Sales declined in Asia overall as growth in China was more than offset by sharp reductions in Japan and Korea as those markets contracted.

Sales in the Americas were US$17.8 million in FY2009, a decrease of US$2.0 million, or 10%, from US$19.8 million in the previous year. The benefit of new product introductions was more than offset by North America sales declines in FY2009, especially in the second half, as the passenger car market declined. In contrast, sales in South America grew significantly over the previous year due to some customers migrating from higher cost North American locations to South American locations.

Chassis Braking

Global sales of products for chassis braking applications, including products for braking systems and transmission actuation, were US$ 21.6 million in FY2009, a decrease of US$19.9 million, or 48%, from US$41.5 million in the previous year. We continue to focus on developing the next generation of products for improving fuel efficiency through enhanced transmission applications which include automatic manual transmissions and dual clutch transmissions as well as increasing safety through improvised antilock braking systems.

Sales in Europe were US$6.7 million in FY2009, a decrease of US$1.6 million, or 19%, from US$8.3 million in the previous year. Excluding currency effects, underlying sales declined by 20%. Sales were impacted by the general economic slowdown in the second half of the year.

Sales in Asia were US$2.2 million in FY2009, a decrease of US$2.9 million, or 57%, from US$5.1 million in the previous year. The impact of changes in currency exchange rates in the year was negligible. Sales in Asia declined throughout the year as the phase out of uncompetitive products was completed.

Sales in the Americas were US12.7 million in FY2009, a decrease of US$15.4 million, or 55%, from US$28.1 million in the previous year. As with body climate products, North American sales of these products were heavily impacted by the decline in demand for heavy trucks and large sports utility vehicles which started in the first half of FY2009 and then accelerated in the second half.

Motion and Actuation Systems

Motion and actuation systems comprise actuation systems for climate control, headlamp adjustment and mirror control as well as switches, sensors and solenoids. Global sales were US$275.3 million in FY2009, a decrease of US$71.1 million, or 21%, from US$346.4 million in the previous year. Excluding currency effects, underlying sales declined by 22%.

Sales analysis for APG motion and actuation systems business units is as follows:

Actuation Systems

Global sales of actuation systems were US$202.9 million in FY2009, a decrease of US$47.2 million, or 19%, from US$250.1 million in the previous year. Excluding currency effects, underlying sales declined by 20%. APG has a significant share of the market for actuation systems for air conditioning and headlight applications, and we expect the development of new applications and actuators will provide significant growth opportunities.

Sales in Europe were US$144.5 million in FY2009, a decrease of US$25.3 million, or 15%, from US$169.8 million in the previous year. Excluding currency effects, underlying sales declined by 17%. Even with increased market penetration of stepper actuators in the first half of FY2009, full year sales declined due to the downturn of automotive sales. Sales were also reduced by changes in product mix as customers replaced older actuators with newer, lower priced products. This sales decline was also impacted by our strong presence in the mid-premium & luxury car market segments which have been disproportionately affected by the economic slowdown.

Sales in Asia were US$7.1 million in FY2009, a decrease of US$0.6 million, or 8%, from US$7.7 million in the previous year. Excluding currency effects, underlying sales declined by 10%. While we experienced declines on a currently low base in Asia, China continues to be a key target market for future growth. Recent government regulations mandating headlamp actuation systems have increased potential in this segment.

Sales in the Americas were US$51.3 million in FY2009, a decrease of US$21.3 million, or 29%, from US$72.6 million in the previous year. Sales decreased due to the overall market downturn and weakness in the heavy truck segment.

Switches, Sensors, and Solenoids

Global sales of switches, sensors, and solenoids were US$72.4 million in FY2009, a decrease of US$23.9 million, or 25%, from US$96.3 million in the previous year. Excluding currency effects, underlying sales declined by 26%. Recent new project wins are set to deliver increased sales in the FY2010.

Sales in Europe were US$46.2 million in FY2009, a decrease of US$16.8 million, or 27%, from US$63.0 million in the previous year. Excluding currency effects, underlying sales declined by 28%. In addition to the market led declines, revenues also reduced due to the exit of non-core product lines.

Sales in Asia were US$12.3 million in FY2009, an increase of US$1.0 million, or 9%, over US$11.3 million in the previous year. Excluding currency effects, underlying sales increased by 8%. Sales in Asia were robust and increased, partly due to the successful launch of new subsystems in the previous year.

Sales in the Americas were US$13.9 million in FY2009, a decrease of US$8.1 million, or 37%, from US$22.0 million in the previous year. Sales in North America declined throughout the year due to the weakness of the heavy truck and large sports utility vehicle segments, though a number of new solenoid projects were launched towards the end of FY2009.

INDUSTRY PRODUCTS GROUP ("IPG")

IPG sales in FY2009 were US$654.2 million, a decrease of US$61.9 million, or 8.6%, from US$716.1 million in the previous year. Changes in currency exchange rates in FY2009, primarily the strengthening of the Euro and Japanese Yen against the US dollar, contributed US$5.4 million to sales. Excluding this currency effect, underlying sales declined by 9%. IPG sales represented 36% of the Group's total turnover in FY2009.

Sales, reported geographically, are as follows:

IPG

US$millions	FY2009 Sales	%	FY2008 Sales	%	Growth %
Europe	182	28%	192	27%	-5%
Asia	308	47%	343	48%	-10%
Americas	164	25%	181	25%	-9%
Total	654	100%	716	100%	-9%

First Half versus Second Half Sales

A comparison of sales between the first and second half of FY2009 is shown below:



IPG Sales (US$ millions)
1st H
2nd H
106
76
192
116
83
81
381
273
Europe
Asia
Americas
Total

IPG sales of US$273.2 million in the second half of FY2009 represented a decline of US$107.8 million, or 28%, from sales of US$381.0 million in the first half. Sales were further impacted by currency changes, notably the fall in the value of the Euro against the dollar. Excluding the Euro currency effect of US$8.1 million, sales declined in the second half over the first by 26%.

A significant drop in demand in the second half of FY2009 due to the global economic slowdown occurred in Europe where sales declined by US$30.3 million (29%) and in Asia where sales declined by US$76.2 million (40%). In the Americas, however, sales fell by only US$1.3 million (2%). Sales were impacted by conservative buying behaviour for household and lifestyle products and by concern amongst consumers about job stability which increased their inclination to save.

A comparison of sales between the first half and the second half of FY2009, analyzed by business, is shown below:


IPG Sales by Business (US$ millions)
1st H
2nd H
108
71
62
60
111
66
100
76
Home Appliances
Power Tools
Business & Lifestyle
Motion & Actuation Systems
Motors

Looking ahead, we expect some recovery in sales as confidence grows again and as markets recover, and as we increase market penetration and launch several new products.

Motors

Global sales for IPG Motors were US$477.9 million in FY2009, a decrease of US$46.9 million, or 9%, from US$524.9 million in the previous year. Changes in currency exchange rates in FY2009 contributed US$4.9 million to sales compared to the previous year. Excluding these currency effects, underlying sales declined by 10%.

Sales analysis for IPG motors business units is as follows:

Home Appliances

Global sales of products for home appliance applications, including products for floor care, food & beverage and home comfort, were US$179.3 million in FY2009, a decrease of US$17.1 million, or 9%, from US$196.4 million in the previous year. The business plans to grow revenue by focusing on niche markets for home applications and developing deeper relationships with existing customers.

Sales in Europe were US$43.6 million in FY2009, an increase of US$3.8 million, or 10%, over US$39.8 million in the previous year. Excluding currency effects, underlying sales increased by 8%. Sales increased mainly due to increased market share in the white goods and juice extractor segments as well as a successful entry into the deep fryer segment.

Sales in Asia were US$88.4 million in FY2009, a decrease of US$14.5 million, or 14%, from US$102.9 million in the previous year. Excluding currency effects, underlying sales declined by 14%. The sales decline occurred primarily in the second half of FY2009 as a result of the economic slowdown's impact on the export of floor care products assembled by our customers in China and other South Asian countries.

Sales in the Americas were US$47.3 million in FY2009, a decrease of US$6.4 million, or 12%, from US$53.7 million in the previous year. Lower levels of demand for floor care products such as brush roll, large vacuum cleaner and food & beverage applications contributed to the decline. These declines were partly offset by growth in the hand dryer and food waste disposal business.

Power Tools

Global sales of products for power tools applications, including products for power tools, garden and outdoor products, and starter applications, were US$121.7 million in FY2009, a decrease of US$19.2 million, or 14%, from US$140.9 million in the previous year. The impact of the economic slowdown on the housing and related markets was the principal cause of the sales decline. The sales growth strategy for FY2010 is built around new customer programs and a focus on niche markets.

Sales in Europe were US$6.5 million in FY2009, a decrease of US$0.8 million, or 11%, from the relatively low base of US$7.3 million in the previous year. The effect of currency exchange rates was negligible. Some of our products are sold to manufacturers of discretionary consumer items such as recreational products, and as some consumers curtailed their expenditure on these items the demand for our products was adversely affected.

Sales in Asia were US$59.8 million, a decrease of US$12.2 million in FY2009, or 17%, from US$72.0 million in the previous year. The effect of currency exchange rates was negligible. Other than the effect of the economic slowdown, sales declined due to a strategic shift away from commodity based products towards differentiated and innovative, higher margin solutions.

Sales in the Americas were US$55.4 million in FY2009, a decrease of US$6.2 million, or 10%, from US$61.6 million in the previous year. The housing slump in North America affected the demand for power tools needed for new home construction and remodeling and, although the successful launch of starter motor programs occurred in the second half of FY2009, it was not enough to offset the impact of the economic decline on power tools products.

Business and Lifestyle

Global sales of products for business and lifestyle applications, including products for business equipment, personal products, fitness, building automation, security, and audio-visual applications, were US$176.9 million in FY2009, a decrease of US$10.7 million, or 6%, from US$187.6 million in the previous year. Excluding currency effects, underlying sales declined by 8%. In FY2010, the focus will be on providing total motion product solutions and developing new products for healthcare and environmental applications.

Sales in Europe were US$15.9 million in FY2009, a decrease of US$2.4 million, or 13%, from US$18.3 million in the previous year. Excluding currency effects, underlying sales declined by 14%. Sales declined as new product launches were postponed by customers as a result of the poor market sentiment.

Sales in Asia were US$143.0 million in FY2009, a decrease of US$9.1 million, or 6%, from US$152.1 million in the previous year. Excluding currency effects, underlying sales declined by 9%. Although sales in Japan benefited from the strengthening of the Japanese yen against the US dollar it was not enough to offset the reduction in volumes. Sales in the first half of FY2009 were strong as a result of new product and program launches across a range of applications but the economic slowdown led to reduced sales in the second half particularly for products in laser and inkjet printers, cameras, audio & video, and printer pumps. These declines more than offset sales growth in motors for toilet seats and gaming products as well as for new applications such as circuit breakers, building automation and blood pressure pumps.

Sales in the Americas were US$18.0 million in FY2009, an increase of US$0.8 million, or 5%, over US$17.2 million in the previous year. Sales for motors for vending machines and toys in North America were stable whereas sales increased for newly developed motors for hair care products in South America.

Motion and Actuation Systems

Motion and actuation systems comprise actuation systems and solenoids for heating ventilation and air conditioning (HVAC), distribution, building automation, postal automation, vending and industrial equipment applications, as well as switches for a variety of applications. Global sales were US$176.3 million in FY2009, a decrease of US$14.9 million or 8%, from US$191.2 million in the previous year. The contribution from the strengthening of the Euro and other currencies against the US dollar was not significant.

Sales analysis for IPG motion and actuation business units is as follows:

Switches

Global sales of switches for home appliances, business machines, industrial equipment, building automation and security, as well as heating ventilation and air conditioning (HVAC) applications, were US$73.2 million in FY2009, a decrease of US$12.7 million or 15%, from US$85.9 million in the previous year. The effect of currency exchange rates was negligible. Continued efforts to expand indirect sales channels and to include switches as part of sub-systems and motion solutions offerings will help us grow sales in FY2010.

Sales in Europe were US$57.1 million in FY2009, a decrease of US$10.2 million, or 15%, from US$67.3 million in the previous year. The sales decline resulted from the weak economic conditions and the consequent reduction of stocks at distributors together with reduced sales for switches to small appliance, white goods, HVAC, and power and garden equipment manufacturers. Sales increases due to currency gains from the strengthening of the Euro and other currencies were offset by the weaker pound sterling.

Sales in Asia were US$11.0 million in FY2009, a decrease of US$1.3 million, or 11%, from US$12.3 million in the previous year. The effect of currency exchange rates was negligible. Sales declined due to the market slowdown and as a result of the discontinuation of unprofitable business.

Sales in the Americas were US$5.1 million in FY2009, a decrease of US$1.2 million, or 19%, from a small base of US$6.3 million in the previous year. These reductions were in line with the contraction of the market due to the economic slowdown.

Actuators

Global sales of actuators, including products for heating, ventilation and air conditioning (HVAC) applications and mail sorting automation were US$103.1 million in FY2009, a decrease of US$2.2 million, or 2%, from US$105.3 million in the previous year. Excluding currency effects, underlying sales declined by 3%. It is expected that sales will increase in FY2010 as markets revive and we enhance service levels and delivery performance to our customers.

Sales in Europe were US$58.6 million in FY2009, a decrease of US$0.8 million, or 1%, from US$59.4 million in the previous year. Excluding currency effects, underlying sales declined by 3%. Products for heating, ventilation and air conditioning (HVAC) applications make up the majority of this business unit's sales. Sales of such products were strong in the first half of FY2009 but the economic slow-down in the second half negatively impacted sales.

Sales in Asia were US$5.6 million in FY2009, an increase of US$1.6 million, or 40%, from a small base of US$4.0 million in the previous year. The effect of currency exchange rates was negligible. Sales grew as a result of increased demand for actuation systems for printers and for testing equipment for hard disc drives.

Sales in the Americas were US$38.9 million in FY2009, a decrease of US$3.0 million, or 7%, from US$41.9 million in the previous year. Sales declines were due to lower demand for products for air conditioning and for postal automation systems.

OTHER MANUFACTURING BUSINESSES

The Group's other manufacturing businesses include Parlex, Saia-Burgess Controls, and China Autoparts, Inc.. Sales in FY2009 were as follows:

Other Manufacturing Businesses

US$millions	FY2009		FY2008		Growth
	Sales	%	Sales	%	%
Parlex	93	45%	115	53%	-19%
Saia Burgess Controls	76	37%	69	32%	11%
China Autoparts, Inc.	38	18%	33	15%	15%
Total	207	100%	217	100%	-5%

First Half versus Second Half

As with other parts of the Group, sales for these businesses were affected by the economic slowdown, and sales declined in the second half of FY2009.

A comparison of sales between the first and second half of FY2009 is shown below:


Other Manufacturing Businesses (US$ millions)
1st H
2nd H
56
37
41
35
22
16
119
88
Parlex
Saia Burgess Controls
China Autoparts Inc.
Total

Parlex

Sales by Parlex, a flexible printed circuit board and interconnect solutions provider, were US$93.1 million in FY2009, a decrease of US$22.1 million, or 19%, from US$115.2 million in the previous year. The weakening of the pound sterling against the US dollar contributed US$1.8 million to this reduction of sales. Excluding this currency effect, underlying sales declined by 18%.

Sales to our customers in the consumer electronics and automotive markets declined in the second half of FY2009. At the same time, the business exited certain unprofitable markets. These sales declines were partially offset by some price increases.

Parlex plans to launch several new products in the second half of FY2010.

Saia-Burgess Controls

Sales by Saia-Burgess Controls, a niche player in the programmable controls industry, primarily in Europe, were US$76.1 million in FY2009, an increase of US$7.3 million, or 11%, over US$68.8 million in the previous year. The strengthening of the Euro, Swiss Franc and other currencies against the US dollar contributed US$2.3 million to sales. Excluding this currency effect, underlying sales increased by 7%.

Sales increased as a result of the successful introduction of web-based Human Machine Interface (HMI) products and through increased sales to our customers in infrastructure automation businesses. These increases more than offset declines that were experienced in other market segments.

The business plans to achieve sales growth with its innovative Human Machine Interface (HMI) products and its energy metering products.

China Autoparts, Inc.

Sales by China Autoparts, Inc., a leading independent producer of high quality iron casting parts for the automotive sector in China, were US$37.3 million in FY2009, an increase of US$4.8 million, or 15%, over US$32.5 million in the previous year. The strengthening of the Chinese renminbi against the US dollar contributed US$2.9 million to the unit's sales. Excluding this currency effect, underlying sales increased by 6%.

This business, which is located near to Chengdu, increased sales despite being negatively impacted after the Sichuan Province earthquake, in the first half of FY2009, which led to the loss of more than two weeks of production.

Recent economic stimulus measures implemented by the PRC government have resulted in a significant increase in the demand for mini-vans and smaller passenger vehicles - segments in which China Autoparts has a strong market position.

TRADING SEGMENT

Johnson Electric Trading was established in FY2005 to build a sourcing network in China to supply global customers with a wide range of motor-related parts and components that are not currently manufactured within Johnson Electric, and to supply specialty metals for local Asian customers.

The business delivered sales of US$62.4 million in FY2009, a decrease of US$69.0 million, or 53%, from sales of US$131.4 million in the previous year. The effects of currency changes were negligible. The trading business has been badly affected by a reduction in demand and a dramatic fall in commodity prices as a result of the recent global downturn.

FINANCIAL RESULTS

US$millions	FY2009			FY2008		
	Manufacturing	Trading	Total	Manufacturing	Trading	Total
Sales	1,766	62	1,828	2,090	131	2,221
Gross Profit/(Loss)	429	(3)	426	555	9	564
Gross Margin %	*24.3%*	*-4.8%*	*23.3%*	*26.6%*	*6.9%*	*25.4%*
Other (Losses)/Income & Gains	(8)	1	(7)	19	(1)	18
Selling and Administrative expenses	(343)	(10)	(353)	(361)	(8)	(369)
S&A %	*19.4%*	*16.1%*	*19.3%*	*17.3%*	*6.1%*	*16.6%*
Operating Profit before Restructuring	79	(13)	66	213	-	213
Restructuring costs & assets impairment	(14)	(5)	(19)	(24)	-	(24)
Operating Profit/(Loss)	65	(18)	47	189	-	189
Operating Margin %	*3.7%*	*-29.0%*	*2.6%*	*9.0%*	*0.0%*	*8.5%*
Finance Costs, net	(9)	-	(9)	(18)	(1)	(19)
Profit/(Loss) Before Income Tax	56	(18)	38	171	(1)	170
	3.2%	*-29.0%*	*2.1%*	*8.2%*	*-0.8%*	*7.7%*
Income Tax			-			(32)
Profit from Continuing Operations			38			138
Discontinued operations*			(31)			-
Profit for the year			7			138
Minority Interest			(4)			(7)
Profit Attributable To Shareholders			3			131

*Green Vision Group

Sales

Total Group Sales for FY2009 were US$1,828 million, a decrease of US$393 million, or 17.7%, from US$2,221 million in the previous year, as described in the table on page 16 and in the commentary which follows on pages 16 to 28.

First Half versus Second Half

An analysis of sales and profit comparing the first and second halves of FY2009 is shown below:

US$ millions	1H FY2009	2H FY2009	Total
Sales	1,130	698	1,828
Gross Profit	293	133	426
Gross Margin %	*25.9%*	*19.1%*	*23.3%*
Other (Losses)/ Income & Gains	8	(15)	(7)
Selling and Administrative expenses	(203)	(150)	(353)
S&A %	*18.0%*	*21.4%*	*19.3%*
Operating Profit/(Loss) before Restructuring	98	(32)	66
Restructuring costs & assets impairment	(2)	(17)	(19)
Operating Profit/(Loss)	96	(49)	47
Operating Margin %	*8.5%*	*-7.0%*	*2.6%*
Finance Costs, net	(6)	(3)	(9)
Profit/(Loss) Before Income Tax	90	(52)	38
Income Tax	(14)	14	0
Profit/(Loss) from continuing operations	76	(38)	38
Discontinued operations*	(28)	(3)	(31)
Profit/(Loss) for the year	48	(41)	7
Minority Interest	(2)	(2)	(4)
Profit/(Loss) Attributable To Shareholders	46	(43)	3

**Green Vision Group*

Due to the significant downturn in sales in the second half of FY2009, gross profit was US$133 million, a decrease of US$160 million from the US$293 million in the first half. As a percentage of sales, gross margin declined from 25.9% to 19.1% primarily due to lower volumes.

As a result of this decline in sales and related profit contribution, the Group's profitability in the first half was not sustainable and a loss on continuing operations of US$52 million, before tax recovery, was incurred in the second half of FY2009. In response to the declining sales, management moved rapidly to reduce all costs across the Group's global operations but could not initially keep pace with the very rapid erosion of sales and profit contribution. However, these initiatives and actions will favourably affect FY2010.

Forecasting demand for FY2010 remains difficult and, as a consequence, so is forecasting profitability. There are many factors outside our control and difficult to project. However, with the actions we are taking to address market, product, and innovation opportunities, we expect to see some improvement in sales compared to the second half of FY2009 provided there are no new adverse developments in the markets we serve. With some increase in sales and with the impact of the many cost reduction initiatives and programs launched during the second half of FY2009 which are now taking full effect, the Group should be able to return to profitability in the first half of FY2010.

Full Year Profit and Loss Analysis

The following analysis of the Profit and Loss Account is by the segments Manufacturing, Trading and Discontinued Operations, comparing profitability for FY2009 with profitability for the previous year.

MANUFACTURING SEGMENT

Gross Profit

Gross profit for the year was US$429.3 million in FY2009, a decrease in the year of US$126.1 million, or 22.7%, from US$555.4 million in the previous year. As a percentage of sales, gross margin decreased from 26.6% to 24.3%.

During the year, gross profit decreased by US$9.3 million as a result of changes in the relative value of currencies, by US$43.4 million as a result of the adverse external factors noted below, and by a net US$73.4 million as a result of lower volumes and changes to product mix offset in part by lower costs resulting from initiatives to improve pricing and productivity.

Currency Impact

The combined effects of the Euro and other European currencies as well as the Chinese renminbi and other Asian currencies resulted in a net expense of US$9.3 million, equivalent to 0.5% of sales.

A significant proportion of the Group's sales and operations are conducted in Europe in Euro and other European currencies. During the year, the translation of these currencies resulted in sales increasing by US$11.8 million and costs increasing by US$8.3 million, resulting in a net favourable impact of US$3.5 million on gross profit.

In Asia, the translation of the Chinese renminbi and other Asian currencies resulted in sales increasing by US$14.8 million and costs increasing by US$27.6 million, resulting in a net unfavorable impact of US$12.8 million on gross profit.

External Factors

Gross profit in FY2009 was adversely impacted by ongoing pressures on a number of key cost items including copper, steel, energy costs and PRC labour rates. Combined, this "headwind" reduced gross profit by a total of US$43.4million in comparison to the previous year, equivalent to 2.5% of sales. Additionally, due to the significant and sudden downturn in sales and production volumes, a portion of our forward contracts on currency and copper which we use to offset risk from changing market prices, exceeded our requirements. This net cost has been included as "other losses, income and gains" (see below).

In the second half of FY2009 some of these pressures reduced as a result of the cooling in the global economy and the consequent reduction in demand.

Operations

Across all our businesses, the impact of the downturn in the global economy has been significant. The impact decreased gross profit by US$110.5 million compared to the previous year, equivalent to 6.3% of sales. Sales and production volumes have decreased year on year, lowering gross profit by US$86.5 million while changes in product and market mix have decreased gross profit by US$24.0 million compared to the previous year.

On the other hand, initiatives to improve production flows and efficiency as well as other operational actions, combined to enhance margins by US$12.5 million. Furthermore, pricing actions continued to provide partial relief from the adverse effects of rapidly increasing material costs, particularly in our industrial businesses and our automotive business in Asia, contributing US$24.6 million to gross profit. Together, these actions generated US$37.1 million of additional gross profit compared to the previous year, equivalent to 2.1% of sales.

Parlex

Gross profit in Parlex, net of currency effects, was up by US$6.9 million in FY2009 compared to the previous year. The work done to restructure the activities of this business and to improve yields on the shop floor is now producing positive results, generating higher levels of profitability even at a lower sales level than before. This business is now well positioned for profitable growth and to contribute to technology, product and other synergies within the Group.

Other Losses, Income and Gains

Other losses, income and gains were a loss of US$7.6 million, compared to an income of US$18.4 million in the previous year. Gains on asset disposals were US$11.7 million lower than the previous year. Additionally, losses on revaluation of investment properties resulted in an US$8.5 million adverse expense compared to the previous year when income had been recognized, but were offset in part by US$0.8 million in higher rental income. As noted in the section on 'External Factors', a portion of our currency and copper forward contracts exceeded our requirements because of the unexpected and significant downturn in the global economy. This resulted in net losses of US$6.6 million for the year.

In the first half of FY2009, we recorded a gain of US$8.4 million. This comprised US$5.7 million gains on currency contracts, US$2.1 million of rental income and US$0.6 million of gains on fixed asset and investment disposals.

In the second half, we recorded a loss of US$16.0 million. This comprised losses of US$13.2 million on commodity contracts, US$5.4 million on revaluation of investment properties and US$0.6 million on fixed asset and investment disposals. These losses were partially offset by gains of US$0.9 million on currency contracts and US$2.3 million of rental income.

Selling and Administrative Expenses ("S&A")

S&A expenses were US$343.2 million in FY2009, a decrease of US$18.0 million, or 5.0%, from US$361.2 million in the previous year. As a percentage of sales, S&A increased from 17.3% in the previous year to 19.4%.

S&A expenses denominated in foreign currencies and translated at rates higher than the previous year added US$5.2 million to costs. In addition, costs increased a further US$4.7 million to account for hedging transactions and the revaluation of monetary assets and liabilities.

Excluding these effects, S&A expenses decreased by 7.6% year on year, and were 18.9% of sales, compared with 17.3% in the previous year. Cost reduction initiatives in this area are ongoing following the sharp decline in sales in the second half of FY2009. These initiatives resulted in significant reductions in S&A expenses in the last quarter of the year.

Restructuring Costs and Assets Impairment

The Group's restructuring charges and asset impairment expenses were US$14.0 million, a decrease of US$10.0 million from US$24.0 million in the previous year. This reflects the completion of major programs in Parlex but continuing work to rationalize European operations. Cost reduction programs are ongoing to re-size our operations to reflect the reduced volumes, and to leverage synergies, particularly in Europe.

Operating Profit

Operating profit for the Manufacturing segment was US$64.6 million in FY2009, a decrease of US$124.0 million, or 65.7%, from US$188.6 million in the previous year. Operating margin reduced from 9.0% to 3.7%.

The combined currency effects on revenues and costs, detailed above, resulted in an unfavorable net impact of US$12.6 million on profit before tax, or 0.7% of sales.

TRADING SEGMENT

Gross Profit

Gross profit on the Trading segment in FY2009 was negative US$3.6 million, a decline of US$12.5 million from a gross profit of US$8.9 million in the previous year. This was due to a combination of lower volumes, losses arising from the revaluation of commodity stocks and a provision for inventory losses on goods held on consignment with a customer.

Other Losses, Income and Gains

Other losses, income and gains registered a gain of US$0.9 million in FY2009, an increase of US$1.6 million on losses of US$0.7 million in the previous year. This was due to gains on copper and aluminium forward contracts.

Selling and Administrative Expenses

Selling and Administrative expenses were US$10.3 million in FY2009, an increase of US$2.3 million from US$8.0 million in the previous year. This increase was due mainly to increases in bad debt provisions.

Restructuring Costs and Asset Impairment

Restructuring costs and Asset Impairment amounted to US$4.8 million in FY2009, an increase of US$4.8 million from the previous year. This represents an impairment of goodwill on acquisitions in prior years as a result of the downturn in business and margins in this segment.

Operating Profit

The Trading segment had an operating loss of US$17.7 million in FY2009, compared to a US$0.2 million profit in the previous year.

CONSOLIDATED GROUP PROFIT (Manufacturing and Trading segments, combined)

Operating profit for the Group, including Manufacturing and Trading operations, was US$46.9 million in FY2009, a decrease of US$141.9 million, or 75.1% on US$188.8 million in the previous year.

Group Finance Costs

Finance costs were US$9.6 million in FY2009, a reduction of US$9.1 million from US$18.7 million in the previous year. This was primarily due to lower interest rates in FY2009.

Income Tax

Tax income in FY2009 was US$0.4 million, a reduction of US$32.3 million from an expense of US$31.9 million in the previous year.

Income tax expenses in FY2009 fell by US$14.1 million due to lower profits, partially offset by a change in the mix of tax jurisdictions where profits and losses arose. The taxation charge was also reduced by the release of provisions from prior years of US$5.1 million following the finalization of tax assessments in some countries.

The increase in deferred tax income in FY2009 by US$18.3 million includes two adjustments. Following a review of potential future profitability in our North American and European operations, certain tax losses from FY2009 and prior years have been capitalized as deferred tax assets, giving rise to income in FY2009. Additionally, deferred tax assets were also increased following a review of the taxation of deferred profit on manufactured components held in inventory (products manufactured in China and held in inventory in Europe and North America before being sold to customers). This also increased income in FY2009.

Profit from Continuing Operations

Profit from continuing operations in FY2009 was US$37.8 million, a decrease of US$100.4 million, 72.6%, from US$138.2 million in the previous year. This is the net result from the profit after tax on continuing operations of US$55.8 million in the Manufacturing segment and the loss after tax of US$18.0 million in the Trading segment.

DISCONTINUED OPERATIONS

In FY2008 a new business (referred to as the Green Vision Group) was setup within the Trading segment to recycle and trade scrap metal. This business suffered in the wake of significant shifts in the supply, demand and pricing of these materials in the middle of FY2009. As it was anticipated that these turbulent conditions would continue and the risk of this operation would increase as a result, the Green Vision Group operations have been discontinued.

The accounts of the Green Vision Group operations have been prepared on a liquidation basis and, accordingly, the losses of US$31.1 million in the business including asset impairment and exit costs have been included separately in the results.

Losses from trading operations including provisions were US$4.8 million. The value of inventory held for re-sale was impaired by US$13.1 million as a result of the change in the market price of commodities. The volatile trading conditions and the exit from the business also led to bad debts and losses of deposits on contracts of US$10.2 million. Fixed assets were written down by US$3.0 million.

Minority Interest

Profit attributable to minority interests in FY2009 was US$4.1 million, a decrease of US$3.3 million from US$7.4 million in the previous year. This was primarily because a gain on the disposal of assets which occurred in the previous year in one of our majority-owned subsidiaries was not repeated.

Profit Attributable to Shareholders

Profit attributable to shareholders in FY2009 was US$2.6 million, a decrease of US$128.2 million from US$130.8 million in the previous year. Excluding Discontinued Operations, profit attributable to shareholders was US$33.7 million and earnings per share were 0.92 US cents per share, compared to 3.57

US cents per share in the previous year. Including the non-recurring US$31.1 million losses incurred in Discontinued Operations, earnings per share amounted to 0.07 US cents per share.

NET INCOME RECOGNIZED DIRECTLY IN EQUITY

The Consolidated Statement of Recognized Income and Expense included in the Accounts provides details of the income and expenses that were recognized directly in equity and reserves (not through the Profit & Loss Account). In FY2009, expenses exceeded income by US$93.6 million, while in the previous year the reverse occurred and income exceeded expenses by US$98.1 million.

The items of income and expense which are the main cause of the reversal in FY2009 relate to the currency translation effects on the net assets of the Group's foreign subsidiaries. In FY2009, the translation of these net assets at March 31, 2009 resulted in an expense of US$79.6 million due to the strengthening of the US dollar against the currencies in which these assets are held. In contrast, at the end of FY2008, the translation of net assets resulted in an income of US$110.2 million due to the weaker US dollar compared to those same currencies.

FINANCIAL POSITION AND LIQUIDITY

ANALYSIS OF CASH FLOWS

US$millions

	FY2009	FY2008	Change
Profit Before Interest and Tax*	46.9	188.8	(141.9)
Depreciation and Amortization	89.2	90.5	(1.3)
EBITDA	***136.1***	***279.3***	***(143.2)***
Other Non Cash Items in Profit Before Tax	16.8	1.6	15.2
Working Capital Change	106.9	34.9	72.0
Cash from Operating Activities	***259.8***	***315.8***	***(56.0)***
Capital Expenditure	(65.3)	(98.7)	33.4
Proceeds from sale of assets and investments	9.0	17.7	(8.7)
Operating Cash Flow less Operating Investment Activities	***203.5***	***234.8***	***(31.3)***
Net Interest Paid	(8.5)	(23.3)	14.8
Tax	(28.3)	(22.7)	(5.6)
Dividend Paid	(46.2)	(61.2)	15.0
Treasury Shares and Liquid Securities, and dividend received (net)	(1.2)	(12.3)	11.1
Pledged deposits	(17.1)	-	(17.1)
Unwind currency swap	(13.2)	-	(13.2)
Net Cash Flow - Continuing Operation	**89.0**	**115.3**	**(26.3)**
Discontinued Operation (exclude financing activities)	(13.0)	-	(13.0)
Net Cash Flow	**76.0**	**115.3**	**(39.3)**
Use of cash			
Used to repay debt	**35.5**	**9.6**	**25.9**
Net increase/(decrease) in Cash and Cash Equivalents	**41.8**	**105.4**	**(63.6)**
Net increase / (decrease) in Short Term Investment & Time Deposit	**(1.3)**	**0.3**	**(1.6)**
	76.0	**115.3**	**(39.3)**
Reconciliation to Net Debt			
Exchange (loss) / gains on net debt	**(6.5)**	**11.5**	**(18.0)**
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	**69.5**	**126.8**	**(57.3)**

* *Operating Profit per accounts*

During FY2009, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets) was $259.8 million, a decrease of US$56.0 million, or 17.7%, from US$315.8 million in the previous year. Despite the challenging conditions which prevailed in the second half of FY2009, the Group continued to generate strong positive cash flow from operating activities, albeit at a lower rate than the previous year.

Compared to the previous year, cash flow decreased by US$141.9 million due to lower Profit before Interest and Tax but this was partially offset by an additional US$72 million released from working capital. In FY2009, US$106.9 million was released from working capital compared to US$34.9 million in the previous year, reflecting the effects of lowering levels of accounts receivable and inventory and the strenuous efforts to minimize working capital.

First Half versus Second Half

The profile of cash flows between the first and second halves of FY2009 is shown below:

US$millions	H1 FY2009	H2 FY2009
Profit Before Interest and Tax*	95.7	(48.8)
Depreciation and Amortization	45.8	43.4
EBITDA	***141.5***	***(5.4)***
Other Non Cash Items in Profit Before Tax	(1.6)	18.4
Working Capital Change	(18.9)	125.8
Cash from Operating Activities	***121.0***	***138.8***
Capital Expenditure	(36.1)	(29.2)
Proceeds from sale of assets and investments	4.2	4.8
Operating Cash Flow less Operating Investment Activities	***89.1***	***114.4***
Net Interest Paid	(3.6)	(4.9)
Tax	(13.7)	(14.6)
Dividend Paid	(46.2)	-
Treasury Shares and Liquid Securities, and dividend received (net)	-	(1.2)
Pledged deposits	-	(17.1)
Unwind currency swap	-	(13.2)
Net Cash Flow - Continuing Operation	**25.6**	**63.4**
Discontinued Operation (exclude financing activities)	(23.9)	10.9
Net Cash Flow	**1.7**	**74.3**
Use of cash		
Used to repay debt	4.1	31.4
Net increase/(decrease) in Cash and Cash Equivalents	(1.1)	42.9
Net increase / (decrease) in Short Term Investment & Time Deposit	(1.3)	0.0
	1.7	74.3
Reconciliation to Net Debt		
Exchange (loss) /gains on net debt	(3.4)	(3.1)
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	(1.7)	71.2

* *Operating Profit per accounts*

For Continuing Operations, Earnings before Interest, Taxation, Depreciation, and Amortization (EBITDA) for the first half of FY2009 amounted to US$141.5 million, but with the lower levels of sales and profit contribution in the second half a loss of US$5.4 million resulted. However, in response to reduced sales and production activity, actions were taken to control and reduce inventories and receivables and to negotiate new supplier terms. As a result, Cash from Operating Activities was US$138.8 million in the second half, an increase of US$17.8 million from the first half. The rate of capital expenditure was also reduced in the second half compared to the first.

Working Capital and Provisions

Overall, working capital and provisions decreased by US$103.0 million, from US$255.5 million to US$152.5 million. The underlying cash contribution from working capital reductions was US$106.9 million (see also cash flow statement above at "working capital change").

US$ millions	**31st Mar 08**	Currency translation	Acquisitions	Pension, Hedging & Interest Payable	Unwind contract	Discontinued Operation	Continuing Operation	**31st Mar 09**
Stocks and other work in progress	**269.9**	(23.1)	1.0			(1.1)	(43.9)	**202.8**
Trade and other receivables	**505.6**	(31.4)	0.7			(25.9)	(176.6)	**272.4**
Trade and other payables	**(352.3)**	20.3	(1.3)	0.9		11.4	95.0	**(226.0)**
Provisions and other liabilities*	**(73.2)**	9.7	-	(5.9)			4.7	**(64.7)**
Other financial liabilities, net	**(94.5)**	47.9		(12.5)	13.2		13.9	**(32.0)**
Total Working Capital per Balance Sheet	**255.5**	23.4	0.4	(17.5)	13.2	(15.6)	(106.9)	**152.5**

**Current and non current*

Stocks and work in progress decreased by US$67.1 million, from US$269.9 million to US$202.8 million. Currency translation changes resulted in a decrease in stock of US$23.1 million. Excluding these effects as well as the US$1.0 million increase in stock and work in progress resulting from the acquisition of Fully Motor Limited and the reduction in inventory in discontinued operations by US$1.1 million, stocks and work in progress decreased by US$43.9 million. This was mainly due to destocking in response to reduced demand. After adjusting for currency effects, inventory turns (the ratio of cost of goods sold to stock) improved from 6.7 at 31st March 2008 to 6.9 at 31st March 2009.

Trade and other receivables decreased by US$233.2 million, from US$505.6 million to US$272.4 million. Of this decrease, US$31.4 million was due to currency translation changes. Excluding the currency effect, as well as the US$0.7 million increase in receivables resulting from the acquisition of Fully Motor Limited and a reduction in receivables in discontinued operations by US$25.9 million, trade and other receivables decreased by US$176.6 million.

This was mainly due to a reduction in trade receivables, net of bad debt provisions. At 31st March 2009 this totalled US$223.5 million, of which 96.2% was current or aged less than 30 days past due, and only 0.7% was aged over 90 days past due. Overdue trade receivables decreased by US$39.4 million from US$61.0 million to US$21.6 million. Days Sales Outstanding for the Group decreased from 65 days to 62 days. This reflects an increasing focus by the Group on receivables and risk in response to changing market and economic conditions which also helped prevent an increase in the incidence of bad debts in the Group's core businesses.

Trade and other payables decreased by US$126.3 million, from US$352.3 million to US$226.0 million. US$20.3 million of this decrease was due to currency translation changes. Excluding the currency effect as well as the US$1.3 million increase in payables resulting from the acquisition of Fully Motor Limited, the US$0.9 million decrease in interest payable, and the US$11.4 million reduction in payables in discontinued operations the trade and other payables decreased by US$95.0 million. Trade creditor days for the Group increased from 64 to 70.

Long-term and short-term provisions decreased by US$8.5 million from US$73.2 million to US$64.7 million. Currency translation changes accounted for US$9.7 million of the decrease while provisions for pensions increased by US$5.9 million and other provisions reduced by US$4.7 million.

Net other financial liabilities were US$32.0 million in FY2009, a reduction of US$62.5 million from US$94.5 million in the previous year. The Company enters into forward contracts to mitigate its exposure to the risks of volatile exchange rates and commodity prices. These mainly take the form of forward contracts where we lock into a forward currency rate or commodity price. In addition, a cross currency interest rate swap was entered into in FY2006 where a portion of US dollar borrowings were swapped into Swiss francs. These can be analyzed as follows:

US$million	31st March 2009			31st March 2008		
	Asset	Liability	Net	Asset	Liability	Net
Currency	3.2	-	3.2	1.9	(25.0)	(23.1)
Interest	-	(1.0)	(1.0)	-	-	-
Commodity	2.7	(15.0)	(12.3)	13.2	-	13.2
Others	0.5	-	0.5	-	-	-
Current	6.4	(16.0)	(9.6)	15.1	(25.0)	(9.9)
Non current	-	(22.4)	(22.4)	-	(84.6)	(84.6)
Total	**6.4**	**(38.4)**	**(32.0)**	**15.1**	**(109.6)**	**(94.5)**

The currency forward position was an asset of US$3.2 million as at 31st March 2009 whereas as at 31st March 2008 the forward position was a net liability of US$23.1 million. This is because of a significant reduction in open forward contract positions.

Commodity hedging contracts for copper were classified as a net liability of US$12.3 million at 31st March 2009, compared to a net asset of US$13.2 million at 31st March 2008. This reflects the falling price of copper over the period.

Other financial liabilities classified as non current (long-term) have reduced by US$62.2 million from US$84.6 million to US$22.4 million. This mainly relates to the cross currency interest rate swap between US dollars and Swiss francs. Due to the unwinding of US$106 million of this contract and the weakening of the Swiss franc against the US dollar at the balance sheet date, this liability has declined by US$61.2 million from US$82.8 million to US$21.6 million.

Capital Expenditure (and proceeds from sale of assets and investments)

Capital Expenditure decreased by US$33.4 million in FY2009, from US$98.7 million to US$65.3 million. The Company continues to invest in machinery and equipment which enables innovation, new product manufacture, and improved process flow and efficiency. In the near-term, however, we expect capital expenditure to be significantly reduced as a reflection of diminished sales activity and our cash conservation programs.

Proceeds from the sales of assets and investments were US$9.0 million in FY2009, US$8.7 million lower than the previous year when asset disposals were unusually high.

Operating Cash Flow less Operating Investment Activities

Operating cash flow less operating investment activities, for continuing operations, was US$ 203.5 million in FY2009, a reduction of US$31.3 million from US$234.8 million in the previous year. In light of the downturn in sales and manufacturing activity, this still represents a relatively strong cash generation performance at 11.1% of sales (compared to 10.6% in the previous year).

Interest and Tax

Interest paid, net of interest received, decreased in FY2009 by US$14.8 from US$23.3 million to US$8.5 million. This results mainly from a reduction in interest rates on debt.

Taxes paid in FY2009, net of refunds, increased by US$5.6 million from US$22.7 million to US$28.3 million. In the previous year, tax refunds were received which related to businesses in Germany and Switzerland.

Dividends

The dividend of US$46.2 million paid in the year was the final dividend in respect of in respect of FY2008. No interim dividend for FY2009 was paid as the Directors determined that cash should be conserved within the business.

Other Cash Movements

Cash payments for investments in treasury shares and securities, and cash received from dividends and sales of other investments, decreased by US$11.1 million from US$12.3 million to US$1.2 million.

A US$17.1 million deposit was made against an irrevocable standby letter of credit with a US court regarding a legal case in dispute. The company expects to recover this amount at a later date after the appeal case is heard.

US$106.0 million of the US$259.0 million cross currency interest rate swap was unwound in the year. This resulted in a cash outflow of US$13.2 million.

Net Cash Flow from Continuing Operations

Net cash flow from continuing operations was US$89.0 million in FY2009, a decrease of US$26.3 million, or 22.8%, on US$115.3 million in the previous year.

Discontinued Operations

The Green Vision Group operations, which were discontinued in FY2009, consumed cash of US$13.0 million in its operations.

Net Cash Flow

Net cash flow was US$76.0 million in FY2009, a decrease of US$39.3 million, or 34.1% from US$115.3 million in the previous year.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash, to total equity) was 23% at end of FY2009, down from 26% at end of FY2008.

After adjusting for the currency translation effects of a weaker Euro and changes in the value of other currencies on our bank balances held in foreign currencies, net borrowings (total long and short term borrowings net of cash) fell overall by US$69.6 million in FY2009, from US$296.5 million to US$226.9 million. This overall reduction in net borrowing resulted from an increase in cash and cash equivalents of US$34.0 million together with a reduction in short term bank overdrafts by US$36.7 million, offset by a US$1.1 million increase in long term borrowings.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group has about US$300 million of uncommitted short-term borrowing facilities provided by its principal relationship banks.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

The major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi. In the Group's Automotive and Industrial businesses, for FY2009, 47% of the sales (45% in the previous year) were in US dollars, 37% in Euros (38% in the previous year), 7% in Chinese renminbi and the rest in other currencies including Japanese yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi. Open foreign exchange exposures in Euro and renminbi are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

RISK MANAGEMENT

Management monitors risks of all sorts and undertakes initiatives and reviews to assess and manage them.

External economic and environmental conditions can impact the business operations and results of the Company. For example, the downturn in the global economy which impacted the second half of the year has changed the Group's short-term risk profile.

The impact of the economic slowdown on the automotive industry has implications for our business. For the year as a whole, sales related to the automotive segment totalled US$905 million and, at 31st March 2009, we had over US$100 million of trade receivables from customers in global automotive markets, mostly component and sub-system manufacturers. Apart from monitoring the creditworthiness and payment records of our customers, we closely monitor developments with the automotive industry, in particular the activities of the "Big 3" Detroit based corporations. The Chrysler bankruptcy and reorganization is being carried out in such a way as to protect the companies in their supply chain, and we consider this method a lead indicator as to how other such restructurings could occur in other OEMs. This indicates that our customers, often Tier 1 or 2 suppliers to the OEMs, will be reasonably protected and that we will not see bankruptcies proliferate throughout the automotive supply chain. However, given the increase in commercial credit risk in general, we are currently strengthening credit management processes across the Group to mitigate the risk of slow payment or bad debts from our customers.

The impact of significantly lower demand on our operations is also being continuously evaluated. The Company is resizing the operation to reflect the reduced level of sales and production. In this process we seek to unlock synergies between the different parts of our global operations to help mitigate the adverse consequences of this economic downturn in the short-term and to then help quickly grow profitability as soon as global business conditions recover.

Given the volatility of foreign currency exchange rates the Company now has reduced the extent to which it buys or sells currency forward. Forward currency contracts are now made to cover open receivables and payables positions but not future projected cash flows which are difficult to predict.

Profitability is impacted by changes in copper commodity prices. The recent economic downturn has resulted in significant volatility in commodity prices as well as the company's ability to forecast copper consumption. The Company therefore enters into forward contracts for copper purchases only when forecast levels of consumption are reasonably certain.

Changes in steel commodity prices also impact our profitability. To ensure continuity of supply and avoid the risks of material shortages and significant price volatility the Company has developed a range of commercial partnerships with steel suppliers.

Quality problems can result in warranty claims. We continue to develop high quality engineering and manufacturing processes across our operations which enable us to minimize these risks. Development of higher and more consistent quality is a key objective of our restructuring activity.

The Company faces competition, sometimes based on cost. In our traditional markets, we strive to differentiate our products primarily through technology and innovation, and by being the safe choice for our customers. In contrast, for some of the markets which now constitute major growth opportunities but in which low cost can be more critical than technology and functionality, we are now focused on developing products at a price point which will help us compete effectively with lower cost manufacturers.

INVESTING IN PEOPLE

Johnson Electric (JE) is a diverse and multi-national business. As a global corporation our challenge is to develop our existing staff, to provide positions of increasing responsibility to employees around the world without regard to race, creed or culture, and to attract and retain individuals at all levels in the organization who will dedicate their intelligence and loyalty to improving the performance of the business.

Johnson Electric develops "bench strength" and enhances management continuity by identifying and developing potential successors for all key roles. Performance management is actively supported and practiced throughout the Company, competency standards are established, and results are measured.

To build our already strong employment brand, we recruit and develop high performers and provide a work environment where individuals at all levels, whether in manufacturing, technology or the supporting functions, can build knowledge via experience and training. The employment brand will be further enhanced via a global salary administration structure now being installed which will provide equity and discipline to compensation. We are also developing and expanding our short and long term incentive programmes and have focused senior management on developing an organization structure that will allow the business to expand globally without diluting the hands-on operating and business practices that are embraced by Johnson Electric employees, from junior trainees on our shop floors to the CEO.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

The monitoring and assessment of certain governance matters are allocated to four committees: Audit Committee, Remuneration Committee, Nomination And Corporate Governance Committee and Board Committee which operate under defined terms of reference and are required to report to the full board on a regular basis.

Full details of the Corporate Governance Report are set out in the Annual Report 2009 of the Company.

Code on Corporate Governance Practices

During the year ended 31st March 2009, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2009. No incident of non-compliance was noted by the Company in 2008/09.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF ANNUAL RESULTS

The Company's annual results for the year ended 31st March 2009 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.johnsonelectric.com) and the Stock Exchange (www.hkex.com.hk). The Company's Annual Report 2009 will be despatched to the shareholders and available on the same websites on or about 29th June 2009.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, Austin Jesse Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto, Laura May-Lung Cha and Michael John Enright being the Independent Non-Executive Directors.

On behalf of the Board of Directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 5th June 2009

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 179)

CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION

Acquisition of interests in China Autoparts from Double Unity

The Board announces that on 18 June 2009, JE Castings, an indirect wholly-owned subsidiary of the Company, agreed to acquire approximately 24.7% equity interests in China Autoparts from Double Unity at a consideration of US$9,813,730 (equivalent to approximately HK$76,547,000). Upon completion of this acquisition, JE Castings' equity interests in China Autoparts will increase to approximately 87.6%.

Double Unity is a substantial shareholder of China Autoparts, and therefore, a connected person of the Company. Accordingly, the transactions contemplated under the Double Unity Agreement constitute a connected transaction of the Company under rule 14A.13(1)(a) of the Listing Rules.

Acquisition of interests in China Autoparts from the Four Individual Shareholders

The Board further announces that on 18 June 2009, JE Castings agreed to acquire from the Four Individual Shareholders an aggregate of approximately 6.1% equity interests in China Autoparts at an aggregate consideration of US$2,445,730 (equivalent to approximately HK$19,077,000). Upon completion of the acquisitions from the Four Individual Shareholders and before the completion of the Double Unity Agreement, JE Castings' equity interests in China Autoparts will increase to approximately 62.9%.

The Merger

On 18 June 2009, JE Castings entered into the Merger Agreement in relation to the merger and reorganization of China Autoparts and Tianxi. As Double Unity is a connected person of the Company, and the ultimate beneficial owner of Tianxi will be the controlling shareholder and a director of Holding Company after completion of the Merger Agreement, the transactions contemplated under the Merger

Agreement constitute connected transactions of the Company pursuant to rule 14A.13(1)(b)(i) of the Listing Rules.

If transactions under the Double Unity Agreement, Individuals' Purchase Agreement and the Merger Agreement are aggregated, one or more of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Aggregate Transactions will be more than 5% but less than 25%. As such, the Aggregated Transactions constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules. Further, as one or more of the applicable percentage ratios (other than the profits ratio) of the transactions under the Double Unity Agreement and the Merger Agreement is/are equal to or more than 2.5% but less than 25%, they are subject to the reporting, announcement and independent shareholders' approval under Chapter 14A of the Listing Rules.

No Shareholders are required to abstain from voting in respect of the transactions contemplated under the Double Unity Agreement and the Merger Agreement. Ms. Wang Koo Yik Chun is a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested in approximately 58.98% of the issued share capital of the Company as at the date of this announcement. Written approval from a closely allied group of Shareholders who together holding not less than 50% in nominal value of the issued share capital of the Company will be obtained and the Company will apply to the Stock Exchange for a waiver of the requirement of holding a general meeting and to accept the written independent Shareholder's approval pursuant to rule 14A.43 of the Listing Rules. If the Stock Exchange grants the waiver under rule 14A.43 of the Listing Rules to the Company, no Shareholders' meeting will be held to consider and approve the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder.

A circular containing, among others, (a) details of the Double Unity Agreement and the Merger Agreement; (b) the letter from the independent financial adviser; and (c) the letter from the independent Board committee will be despatched to the Shareholders as soon as possible.

Completion of the Double Unity Agreement, the Individuals' Purchase Agreement and the Merger Agreement are subject to the satisfaction of the conditions therein, and they may or may not complete. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the shares of the Company.

ACQUISITION OF INTERESTS IN CHINA AUTOPARTS FROM DOUBLE UNITY

Background

China Autoparts is currently owned by JE Castings, Double Unity and the Four Individual Shareholders as to approximately 56.8%, 37.1% and 6.1%, respectively.

Pursuant to the completion of the Individuals' Purchase Agreement (details of which are set out below), China Autoparts will be owned as to approximately 62.9% and 37.1% by JE Castings and Double Unity, respectively.

JE Castings entered into the Double Unity Agreement to acquire approximately 24.7% equity interests in China Autoparts from Double Unity.

Double Unity Agreement

1. Date

18 June 2009.

2. The parties

(a) JE Castings (as purchaser), an indirect wholly-owned subsidiary of the Company; and

(b) Double Unity (as vendor).

China Autoparts is a subsidiary of the Company. As Double Unity holds approximately 37.1% equity interests in China Autoparts, it is therefore a substantial shareholder of China Autoparts. Accordingly, Double Unity is a connected person of the Company under Chapter 14A of the Listing Rules.

3. Assets to be acquired

2,918,249 common stocks of par value of US$0.0001 each in China Autoparts, representing approximately 24.7% equity interests in China Autoparts.

4. Consideration

JE Castings agrees to pay Double Unity a sum of US$9,813,730 (equivalent to approximately HK$76,547,000) as consideration for the 2,918,249 common stocks of par value of US$0.0001 each in China Autoparts which is to be settled in cash on completion.

The consideration for the acquisition of the 2,918,249 common stocks of par value of US$0.0001 each in China Autoparts and the terms of the Double Unity Agreement were reached based on arm's length negotiations between the Company and Double Unity with reference to the audited consolidated net asset value of the China Autoparts as at 31 December 2008 which is of approximately US$39,542,000 (equivalent to approximately HK$308,427,600).

5. Completion

It is expected that the Double Unity Agreement will be completed within three business days from the fulfillment or waiver of the conditions, or such other date as agreed by the parties. If the Company is required to convene a general meeting to approve the Double Unity Agreement, it is expected that the

Double Unity Agreement will be completed within seven business days from the date of passing such shareholders' resolution.

Completion of the Double Unity Agreement is conditional on:-

(i) representation and warranties made by each of the parties to the Double Unity Agreement be true and correct and each of the parties to the Double Unity Agreement has performed all obligations thereof;

(ii) Double Unity has obtained a waiver from the other shareholder (if any) for the disposal;

(iii) Double Unity shall have obtained all qualifications for the disposal; and

(iv) there shall not be any injunction, order or other restrictions regarding the disposal.

In the event that the above conditions are not fulfilled in full on or before 31 July 2009, or such date as agreed by all parties or waived by the relevant party, the Double Unity Agreement shall terminate with immediate effect.

Reasons for, and benefits of, the Double Unity Agreement

The Board considers the prospect of the machining and casting business conducted by China Autoparts is in general positive. After completion of the Individuals' Purchase Agreement and before the completion of the Double Unity Agreement, the Group will hold approximately 62.9% equity interests in China Autoparts. After completion of the Double Unity Agreement, the Group's equity interests in China Autoparts will further increase to approximately 87.6%.

The Directors (other than the independent non-executive Directors whose view will be set out in the circular to be despatched to the Shareholders together with the advice of the independent financial adviser) consider that the terms of the Double Unity Agreement are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

The Directors, including the independent non-executive Directors, confirm that the terms under the Double Unity Agreement are negotiated on an arm's length basis and are on normal commercial terms.

Financial effect of the Double Unity Agreement

China Autoparts is accounted for as a subsidiary of the Company and its accounts are consolidated in the financial statements of the Company prior to execution of the Double Unity Agreement. After completion of the Double Unity Agreement, the accounts of China Autoparts will remain consolidated in the financial statement of the Company.

Information about China Autoparts

China Autoparts is a limited liability company incorporated in Delaware. It is principally engaged in casting and component manufacturing activities for the PRC automotive industry.

The audited consolidated net asset value of China Autoparts amounted to approximately US$39,542,000 (equivalent to approximately HK$308,427,600) as at 31 December 2008 and approximately US$32,630,000 (equivalent to approximately HK$254,510,000) as at 31 December 2007. The audited financial information of China Autoparts for each of the two years ended 31 December 2008 is as follows:-

	For the year ended 31 December 2008 US$	For the year ended 31 December 2007 US$
Profit before tax	5,663,000	6,088,000
Profit after tax	4,961,000	5,292,000

Information about Double Unity

Double Unity is a limited liability company incorporated in the BVI. To the knowledge of the Directors, its principal business is investment holding.

To the best knowledge of the Company, Double Unity is the founder of China Autoparts and there was no purchase cost for Double Unity in China Autoparts.

Information about the Group

The Group is one of the world's largest providers of motion systems and components for automotive applications, domestic equipment, office equipment, industrial products, consumer products and medical devices.

ACQUISITION OF INTERESTS IN CHINA AUTOPARTS FROM THE FOUR INDIVIDUAL SHAREHOLDERS

The Individuals' Purchase Agreement

1. **Date**

   18 June 2009.

2. **The parties**

   (a) JE Castings (as purchaser), an indirect wholly-owned subsidiary of the Company; and

   (b) Four Individual Shareholders (as vendors).

   To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, other than one of the Four Individual Shareholders who is an employee of China Autoparts and will be appointed as a director of the Holding Company upon completion of the Merger Agreement, the Four Individual Shareholders are third parties independent of the Company and its connected persons as defined under the Listing Rules.

3. Assets to be acquired

an aggregate of 727,272 common stocks of par value of US$0.0001 each in China Autoparts, representing approximately 6.1% equity interests in China Autoparts.

4. Consideration

JE Castings agrees to pay Four Individual Shareholders an aggregate sum of US$2,445,730 (equivalent to approximately HK$19,076,694) for the 727,272 common stocks of par value of US$0.0001 each in China Autoparts which is to be settled in cash on completion.

The consideration for the acquisition of the 727,272 common stocks of par value of US$0.0001 each in China Autoparts and the terms of the Individuals' Purchase Agreement were reached based on arm's length negotiations between the Company and the Four Individual Shareholders with reference to the audited consolidated net asset value of the China Autoparts as at 31 December 2008 which is approximately US$39,542,000 (equivalent to approximately HK$308,427,600).

5. Completion

It is expected that the Individuals' Purchase Agreement will be completed within three business days from the fulfillment or waiver of the conditions, or such other date as agreed by the parties. If the Company is required to convene a general meeting to approve the Individuals' Purchase Agreement, it is expected that the Individuals' Purchase Agreement will be completed within seven business days from the date of passing such shareholders' resolution.

Completion of the Individuals' Purchase Agreement is conditional on:-

(i) representation and warranties made by each of the parties to the Individuals' Purchase Agreement be true and correct and each of the parties to the Individuals' Purchase Agreement has performed all obligations thereof;

(ii) each of the vendors has obtained a waiver from the other shareholder for their disposals;

(iii) the vendors shall have obtained all qualifications for the disposals; and

(iv) there shall not be any injunction, order or other restrictions regarding the disposals.

In the event that the above conditions are not fulfilled in full on or before 31 July 2009, or such date as agreed by all parties or waived by the relevant party, the Individuals' Purchase Agreement shall terminate with immediate effect.

Reasons for, and benefits of, the Individuals' Purchase Agreement

The Board considers the prospect of machining and casting business is in general positive. After completion of the Individuals' Purchase Agreement, the Group's equity interests in China Autoparts will increase from approximately 56.8% to approximately 62.9%.

The Directors consider that the terms of the Individuals' Purchase Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Financial effect of the Individuals' Purchase Agreement

China Autoparts is accounted for as a subsidiary of the Company and its accounts are consolidated in the financial statements of the Company prior to execution of the Individuals' Purchase Agreement. After completion of the Individuals' Purchase Agreement, the accounts of China Autoparts will remain consolidated in the financial statement of the Company.

THE MERGER

The Merger Agreement

Background

Upon completions of the Double Unity Agreement and the Individuals' Purchase Agreement, China Autoparts will be owned as to approximately 87.6% and 12.4% by JE Castings and Double Unity, respectively.

Tianxi is wholly owned by Laser Jet.

JE Castings, Laser Jet and Double Unity agreed to merge and reorganise China Autoparts and Tianxi in accordance with the terms of the Merger Agreement.

Merger Agreement

1. **Date**

   18 June 2009.

2. **The parties**

   The parties to the Merger Agreement and the relationships between the Company and each of the parties to the Merger Agreement are set out as follows:-

   (a) JE Castings, an indirect wholly-owned subsidiary of the Company;

(b) Laser Jet. To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Laser Jet and its ultimate beneficial owner are third parties independent of the Company and its connected persons as defined under the Listing Rules;

(c) Double Unity, a substantial shareholder of China Autoparts;

(d) Holding Company, a wholly-owned subsidiary of JE Castings and will be the holding company of China Autoparts and Tianxi;

(e) beneficial owner of Laser Jet;

(f) beneficial owner of Double Unity; and

(g) chairman of China Autoparts, who is also a director of China Autoparts.

3. Transactions

(a) Transfer of equity interests in China Autoparts by Double Unity to the Holding Company

Double Unity will transfer all its equity interests in China Autoparts to the Holding Company. In consideration for such transfer, the Holding Company will allot and issue to Double Unity 1,000 shares in the Holding Company.

(b) Transfer of equity interests in China Autoparts by JE Castings to the Holding Company

JE Castings will transfer all its equity interests in China Autoparts to the Holding Company. In consideration for such transfer, the Holding Company will allot and issue to JE Castings 7,082 shares in the Holding Company.

(c) Transfer of equity interests in Tianxi by Laser Jet to the Holding Company

Laser Jet will transfer all its equity interests in Tianxi to the Holding Company. In consideration for such transfer, the Holding Company will allot and issue to Laser Jet 3,992 shares in the Holding Company.

Immediately upon completions of the abovementioned transfers, the Holding Company will be owned as to approximately 58.7%, 33.0% and 8.3% by JE Castings, Laser Jet and Double Unity, respectively.

(d) Acquisitions of shares in the Holding Company by Tianxi

Immediately after completion of the merger :

(i) JE Castings will provide an interest-free loan to Tianxi in the principal amount of US$1,000,000 (equivalent to approximately HK$7,800,000) (the "Loan"). The maturity date of the Loan is six months from the drawn-down date, or such other date as agreed by JE Castings and Tianxi;

(ii) Laser Jet will transfer 192 shares in Holding Company to Tianxi at a consideration of US$942,826 (equivalent to approximately HK$7,354,000). The consideration, which is determined with reference to the net asset value of the Holding Company after the merge of China Autoparts and Tianxi, of this transfer is to be settled by the Loan; and

(iii) JE Castings will transfer 1,883 shares in Holding Company to Tianxi at a consideration of US$9,259,461 (equivalent to approximately HK$72,224,000). The consideration, which is determined with reference to the net asset value of the Holding Company after the merge of China Autoparts and Tianxi, of this transfer is to be settled by a promissory note issued by Tianxi in favour of JE Castings. The principal amount under the promissory note does not bear any interest and all sums under the promissory note is payable upon demand by JE Castings.

As a result of the transfers set out in paragraphs (ii) and (iii) above, under the laws of British Virgin Islands, the total 2,075 shares in Holding Company held by Tianxi, being the wholly-owned subsidiary of Holding Company, will become treasury shares carrying no rights to vote and dividends and will not be treated as outstanding except for the purposes of determining the capital of Holding Company, and the issued share capital of the Holding Company will be as follows:

	Number and percentage of shares carrying voting rights	**Number and percentage of treasury shares**
JE Castings	5,200 shares (52%)	nil
Laser Jet	3,800 shares (38%)	nil
Double Unity	1,000 shares (10%)	nil
Tianxi	nil	2,075 shares (100%)
Total:	10,000 shares (100%)	2,075 shares (100%)

The treasury shares will be cancelled upon the winding up of the Holding Company. The purpose of the treasury shares is to achieve the abovementioned shareholding structure.

Apart from achieving the shareholding structure above, the transfer of shares in the Holding Company from JE Castings and Laser Jet to Tianxi, which will be settled by the Loan and the promissory note, will entitle JE Castings to be a creditor of Tianxi for an aggregate amount of approximately US$10,200,000. JE Castings will have privileges over Double Unity and Laser Jet since JE Castings will have the creditor's privileges, including but not limited to liquidity priority, in addition to being a shareholder of the Holding Company.

4. Consideration

Pursuant to the reorganisations under the Merger Agreement, JE Castings' attributable equity interests in China Autoparts will decrease from approximately 87.6% to 52.0% whereas its attributable equity interests in Tianxi will increase from 0.0% to approximately 52.0%.

In addition to the transfer of its approximately 35.6% equity interests in China Autoparts, JE Castings has to (i) provide a loan in a principal sum of US$1,000,000 (equivalent to approximately HK$7,800,000) to Tianxi for its acquisition of 192 shares in the Holding Company from Laser Jet; and (ii) accept a promissory note in a principal sum of US$9,259,461 (equivalent to approximately HK$72,224,000) as consideration for Tianxi's acquisition of 1,883 shares in the Holding Company.

The consideration for the reorganisations contemplated under the Merger Agreement and the terms of the Merger Agreement were reached based on arm's length negotiations among the parties to the Merger Agreement with reference to the audited consolidated net asset values of the China Autoparts and Tianxi as at 31 December 2008 which are approximately US$39,542,000 (equivalent to approximately HK$308,427,000) and US$19,527,000 (equivalent to approximately HK$152,310,600), respectively.

5. Completion

It is expected that the transactions under Merger Agreement will be completed within three business days from the fulfillment or waiver of the conditions, or such other date as the parties agreed. If the Company is required to convene a general meeting to approve any of the transactions under the Merger Agreement, it is expected that such transactions under the Merger Agreement will be completed within seven business days from the date of passing such shareholders' resolution.

Completion of the relevant transactions under the Merger Agreement is conditional on:-

(a) where applicable, the obtaining of shareholders' approval by the Company on the relevant transactions contemplated under the Merger Agreement;

(b) the signing and becoming unconditional of the relevant transaction documents by all parties thereto;

(c) the fulfilment of the conditions as referred to in the relevant transaction documents;

(d) all the representations, warranties and undertakings given in the relevant transaction documents remain true, accurate and have not been breached, and no event has developed or revealed to render any of the representations, warranties and undertakings given in the relevant transaction documents untrue and inaccurate;

(e) completion of the legal, financial and business due diligence exercises of Tianxi and its subsidiaries with results to the satisfaction of JE Castings;

(f) completion of the tax consultation work regarding the reorganisation transactions under the Merger Agreement, the shareholding structure and business model of the Holding Company and its subsidiaries;

(g) the settlement, with support of evidence, of all liabilities and debts due to and from related parties; and

(h) the obtaining of all consents, permits, approvals by the relevant party, whether from government or regulatory authorities or third parties or otherwise which are necessary and applicable in connection with the execution and performance of the relevant transactions under the Merger Agreement.

If the conditions set out above have not been fulfilled or waived on or before 31 July 2009 (or such date as agreed by the parties), the relevant transactions under the Merger Agreement shall automatically lapse and terminate accordingly.

Reasons for, and benefits of, the Merger Agreement

The Directors consider that the reorganisation transactions contemplated under the Merger Agreement have significant strategic and financial logic and are therefore beneficial to the Group for a number of reasons. Firstly, China Autoparts is a leading supplier of engine block castings to the PRC automotive sector while Tianxi is a leading supplier of machined engine blocks. The two businesses have already cooperated closely on a commercial basis for more than a decade and Tianxi presently sources more than half of its raw castings from China Autoparts. Consequently, it is expected that the vertical integration of casting and machining activities will provide significant operational synergies in the areas of research and development, manufacturing, quality control, and sales, as well as offer savings in administrative overheads. Secondly, upon the merger, the combined business will be the leading independent player in the engine block market in the PRC with casting capacity of over one million units per annum and machining capacity of over 600,000 units per annum. It is expected that this greater scale and scope will enable the merged companies to be highly competitive domestically and to have the resources to expand internationally in an industry segment which is generally favourable to PRC-based manufacturing. Thirdly, the larger scope and wider resources of the combined businesses are expected to accelerate the expansion into other precision machined parts and castings outside of the automotive industry.

The Directors (other than the independent non-executive Directors whose view will be set out in the circular to be despatched to the Shareholders together with the advice of the independent financial adviser) are of the view that the terms of the Merger Agreement are on normal commercial terms, fair and reasonable and in the interests of the shareholders as a whole.

Financial effect of the Merger Agreement

China Autoparts is accounted for as a subsidiary of the Company and its accounts are consolidated in the financial statements of the Company prior to execution of the Merger Agreement. After completion of the Merger Agreement, the accounts of China Autoparts will remain consolidated in the financial statement of the Company.

The Group does not have any equity interests in Tianxi before the execution of the Merger Agreement. After completion of the Merger Agreement, the accounts of Tianxi will be consolidated in the financial statements of the Company.

Information about Tianxi

Tianxi is a limited liability company incorporated in the BVI. To the knowledge of the Directors, it is principally engaged in manufacturing and supplying precision, machined automotive engine blocks in the PRC.

The audited consolidated net asset value of Tianxi amounted to approximately US$19,527,000 (equivalent to approximately HK$152,310,600) as at 31 December 2008 and the unaudited consolidated net asset value of Tianxi amounted to approximately US$14,023,000 (equivalent to approximately HK$109,379,400) as at 31 December 2007. The consolidated financial information of Tianxi for each of the two years ended 31 December (audited in the case of the 2008 financial year and unaudited in the case of the 2007 financial year) is as follows:-

	For the year ended 31 December 2008	For the year ended 31 December 2007
	US$	US$
Profit before tax	1,708,000	1,147,000
Profit after tax	1,597,000	987,000

Information about Laser Jet

Laser Jet is a limited liability company incorporated in the BVI. To the knowledge of the Directors, its principal business is investment holding.

IMPLICATION UNDER THE LISTING RULES

As Double Unity is a substantial shareholder of China Autoparts, and therefore, a connected person of the Company, and the ultimate beneficial owner of Tianxi will be the controlling shareholder and a director of Holding Company after completion of the Merger Agreement, the transactions contemplated under the Double Unity Agreement and the Merger Agreement constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

If transactions under the Double Unity Agreement, Individuals' Purchase Agreement and the Merger Agreement are aggregated, one or more of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the Aggregate Transactions will be more than 5% but less than 25%. As such, the Aggregated Transactions constitute a discloseable transaction of the Company under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules. Further, as one or more of the applicable percentage ratios (other than the profits ratio) of the transactions under the Double Unity Agreement and the Merger Agreement is/are equal to or more than 2.5% but less than 25%, they are subject to the reporting, announcement and independent shareholders' approval under Chapter 14A of the Listing Rules.

No Shareholders are required to abstain from voting in respect of the transactions contemplated under the Double Unity Agreement and the Merger Agreement. Ms. Wang Koo Yik Chun is a beneficiary of various family discretionary trusts which in aggregate are directly or indirectly interested approximately 58.98% of the issued share capital of the Company as at the date of this announcement. Written approval from a closely allied group of Shareholders who together holding not less than 50% in nominal value of the issued share capital of the Company will be obtained and the Company will apply to the Stock Exchange for a waiver of the requirement of holding a general meeting and to accept the written independent Shareholder's approval pursuant to rule 14A.43 of the Listing Rules. If the Stock Exchange grants the waiver under rule 14A.43 of the Listing Rules to the Company, no Shareholders' meeting will be held to consider and approve the Double Unity Agreement, the Merger Agreement and the transactions contemplated thereunder.

A circular containing, among others, (a) details of the Double Unity Agreement and the Merger Agreement; (b) the letter from the independent financial adviser; and (c) the letter from the independent Board committee will be despatched to the Shareholders as soon as possible.

Completion of the Double Unity Agreement, the Individuals' Purchase Agreement and the Merger Agreement are subject to the satisfaction of the conditions therein, and they may or may not complete. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Aggregated Transactions"	the aggregated transactions contemplated under the Double Unity Agreement, the Individuals' Purchase Agreement and the Merger Agreement
"Board"	the board of Directors of the Company

"BVI"	the British Virgin Islands
"China Autoparts"	China Autoparts, Inc., a company incorporated in Delaware with limited liability and a non-wholly owned subsidiary of the Company
"Company"	Johnson Electric Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Double Unity"	Double Unity Investments Limited, a company incorporated in the BVI with limited liability
"Double Unity Agreement"	the stock purchase agreement dated 18 June 2009 entered into between JE Castings and Double Unity
"Four Individual Shareholders"	the four individual shareholders who in aggregate holding approximately 6.1% equity interests in China Autoparts
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Holding Company"	Tonglin Precision Parts Limited (formerly Beauty Color Investment Ltd.), an international business company established in the BVI with limited liability and whose entire issued share capital is currently held by JE Castings
"Independent Third Party(ies)"	any person(s) or company(ies) and its/their ultimate beneficial owner(s) who or which is or are independent of, and not connected with the Group and the connected persons (as defined under the Listing Rules) of the Company
"Individuals' Purchase Agreement"	the stock purchase agreement dated 18 June 2009 entered into between JE Castings and the Four Individual Shareholder
"JE Castings"	JE Castings Investments Limited, a company incorporated in the BVI with limited liability and

	an indirect wholly-owned subsidiary of the Company
"Laser Jet"	Laser Jet Investment Limited, a company incorporated in the BVI with limited liability
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Merger Agreement"	the merger and reorganisation agreement dated 18 June 2009 entered into between, among others, JE Castings, Laser Jet and Double Unity
"PRC"	the People's Republic of China
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tianxi"	Tian Xi Auto Parts Group Co., Ltd., a company incorporated in the BVI with limited liability and whose entire issued share capital is held by Laser Jet
"US$"	United States dollar, the lawful currency of United States of America

For the purpose of this announcement, the exchange rate used is US$1= HK$7.8.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 25 June 2009

As at the date of this announcement, the Board comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, Austin Jesse Wang being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto, Laura May-Lung Cha, Michael John Enright, being the Independent Non-executive Directors.

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 179)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at The Harcourt Suite, 1st Floor, The Hong Kong Club, 1 Jackson Road, Central, Hong Kong on Wednesday, 29th July 2009 at 11:00 a.m. for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditor for the year ended 31st March 2009;

2. To re-elect the following Directors:

   (a) Ms. Winnie Wing-Yee Wang as an executive director;

   (b) Mr. Austin Jesse Wang as an executive director;

   (c) Mr. Oscar de Paula Bernardes Neto as an independent non-executive director;

3. To confirm the fees of Directors;

4. To re-appoint Auditor and to authorise the Directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "THAT:

   (a) the Long-Term Incentive Share Scheme (a copy of which has been submitted to the meeting and signed by the Chairman of the meeting for the purpose of identification) be and is hereby approved and adopted; and

(b) the Directors of the Company be and are hereby authorized to implement the same and to grant shares and to issue and allot additional shares of the Company up to 2.5% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution pursuant thereto.";

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10% of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in a general meeting.";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 6 and 7 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 7 in the notice convening this meeting, provided that such additional amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 26th June 2009

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A form of proxy is enclosed. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. As at the date of this announcement, the Board of Directors of the Company consists of:

   Executive Directors
   Patrick Shui-Chung Wang *(Chairman and Chief Executive)*
   Winnie Wing-Yee Wang *(Vice-Chairman)*
   Richard Li-Chung Wang
   Austin Jesse Wang

   Non-Executive Directors
   Yik-Chun Koo Wang *(Honorary Chairman)*
   Peter Kin-Chung Wang
   Peter Stuart Allenby Edwards*
   Patrick Blackwell Paul*
   Oscar de Paula Bernardes Neto*
   Laura May-Lung Cha*
   Michael John Enright*

   ** Independent Non-Executive Director*


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 179)

CHANGE OF DATE, TIME AND VENUE OF ANNUAL GENERAL MEETING

Reference is made to the Notice of Annual General Meeting of the Company dated 26th June 2009 (the "**Notice of AGM**"), the circular dated 26th June 2009 (the "**Circular**") and the form of proxy regarding the general business and other proposals to be made at the forthcoming Annual General Meeting ("**AGM**") of Johnson Electric Holdings Limited (the "**Company**").

The Board of Directors (the "**Board**") of the Company announces that to allow for easy access to the proceedings and based on the latest expectations concerning the number of shareholders who may attend the AGM presently scheduled to be held on Wednesday, 29th July 2009, the date, time and venue of the AGM will be changed as follows

from:

Date and Time: Wednesday, 29th July 2009 at 11:00 a.m.
Location: The Harcourt Suite, 1st Floor, The Hong Kong Club,
1 Jackson Road, Central, Hong Kong

to:

Date and Time: Monday, 24th August 2009 at 11:30 a.m.
Location: The Garden Rooms, 2/F., The Royal Garden Hotel,
69 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Save for the aforesaid change of date, time and venue of the AGM, all information and contents set out in the Notice of AGM and the Circular remain unchanged.

A notice to shareholders relating to the change of date, time and venue of the AGM and a revised form of proxy will be sent to shareholders of the Company as soon as possible.

Board of Directors

As at the date of this announcement, the Board comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, Austin Jesse Wang being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Oscar de Paula Bernardes Neto, Laura May-Lung Cha, Michael John Enright being the Independent Non-Executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 17th July 2009

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

Executive Directors
Patrick Shui-Chung Wang *JP (Chairman and Chief Executive)*
Winnie Wing-Yee Wang *(Vice-Chairman)*
Richard Li-Chung Wang
Austin Jesse Wang

Non-Executive Directors
Yik-Chun Koo Wang *(Honorary Chairman)*
Peter Kin-Chung Wang
Peter Stuart Allenby Edwards*
Patrick Blackwell Paul*
Oscar de Paula Bernardes Neto*
Laura May-Lung Cha *SBS, JP**
Michael John Enright*

* *Independent Non-Executive Director*

Hong Kong Head Office
12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

20th July 2009

To the Shareholders

Dear Sir or Madam,

CHANGE OF DATE, TIME AND VENUE OF THE ANNUAL GENERAL MEETING

The Board of Directors (the "**Board**") of Johnson Electric Holdings Limited (the "**Company**") hereby announces that the date, time and venue for holding the forthcoming Annual General Meeting ("**AGM**") of the Company will be changed as follows

from:

Date and Time: Wednesday, 29th July 2009 at 11:00 a.m.
Location: The Harcourt Suite, 1st Floor, The Hong Kong Club, 1 Jackson Road, Central, Hong Kong

to:

Date and Time: Monday, 24th August 2009 at 11:30 a.m.
Location: The Garden Rooms, 2/F., The Royal Garden Hotel, 69 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Save for the aforesaid change of date, time and venue of the AGM, all information and contents set out in the Circular and Notice of AGM as previously issued by the Company remain unchanged.

By Order of the Board
Johnson Electric Holdings Limited
Susan Chee-Lan Yip
Company Secretary